The Hartford Financial Services Group, Inc.

Creating the Future

2003 Annual Report


THE HARTFORD

On the cover

[illegible] Heissner is looking forward to a secure financial future with her husband, Bill, and their five children, thanks to a diversified insurance and investment portfolio that includes products from The Hartford. See page 2.

Opposite page

The Hartford enjoys partnerships with some of the leading insurance agencies in the United States. Account Manager Gale Bolin, right, and Executive Assistant Katie McClendon work in the Palo Alto, Calif., office of Heffernan Insurance Brokers, based in Walnut Creek, Calif. For more on this important partner and one of its customers, see page 30.

Financial Highlights

(In millions except for per share data)	2003	2002	2001
Net income (loss) [1]	$ (91)	$ 1,000	$ 507
Revenues [2]	$ 18,733	$ 16,417	$ 15,980
Total assets	$ 225,853	$ 181,975	$ 181,593
Net income (loss) per diluted share [1]	$ (0.33)	$ 3.97	$ 2.10

[1] 2003 includes an after-tax charge of $1,701 related to the Company's 2003 asbestos reserve addition, $40 of after-tax expense related to the settlement of the Bancorp Services, LLC litigation dispute, $30 of tax benefit in Life primarily related to the favorable treatment of certain tax items arising during the 1996-2002 tax years, and $27 after-tax of severance charges in Property & Casualty. 2002 includes $76 tax benefit in Life, $11 after-tax expense in Life related to Bancorp and an $8 after-tax benefit in Life's September 11 exposure. 2001 includes $440 of losses related to September 11 and a $130 tax benefit in Life.

[2] 2001 includes a $91 reduction in premiums from reinsurance cessions related to September 11.



OUR CUSTOMERS,
PARTNERS AND SHAREHOLDERS
TRUST AND BELIEVE IN
THE HARTFORD.

WE KNOW THESE PEOPLE WELL.
OUR CONTINUOUS INNOVATIONS IN PRODUCTS
AND SERVICE ARE CREATING A MORE SECURE
FINANCIAL FUTURE FOR THEIR FAMILIES AND
THEIR BUSINESSES.

THE ACHIEVER MINDSET









The Hartford Financial Services Group, Inc.



ATHLETICS

Bill Fleissner isn't waiting for the future. He's creating it. Not just for himself and his family, but for his employees and the aerospace industry his business supplies.

Fleissner's Valley, Neb., company, AIM-USA, designs and manufactures avionics test and simulation products for manufacturers of present- and next-generation commercial and military aircraft.

He and his wife, Liz, a registered nurse, are creating a secure financial future for themselves and their five children, left to right, Max, Emily, Melissa, Lizzie and Will. They're doing that in part with two variable universal life insurance policies and a Last Survivor life insurance policy from The Hartford. The products are part of a diversified insurance and investment portfolio designed by Steve Hill, president of Lincoln, Neb.-based Hill & Associates, CPAs, PC, and a Woodbury Financial Services registered representative.

An engineer by training, Fleissner takes a highly analytical approach to evaluating his insurance and investment options. "I dive into it in detail," he says, "and The Hartford has a very intelligent representative who understands my requirements." He chose The Hartford for AIM-USA's SIMPLE IRA plan and for his own IRA because the plans' mutual funds and variable annuities offer both diversification and principal protection. "They spread my investment risk and provide safe thresholds against loss with The Hartford's Principal First feature in the annuity product," he says. "The Hartford takes a very systematic approach for the investor."

Having worked with him for 10 years, Hill believes Fleissner epitomizes the achiever mindset. "I think of an achiever as someone who has goals and expectations that are well above average," he says, "and who works to achieve them."

Like the customers his business serves, Fleissner aims high.










THE VALUE OF ADVICE









After 50 years as a construction contractor, Jim Flett knows how

things get built. His $25 million Belmont, Mass., excavating company, James W. Flett Co., Inc., has helped lay the foundations for hundreds of buildings in the Boston area.

Flett's lifetime of hard work has also built a solid foundation for his children's and grandchildren's financial futures. Fortunately, the family has partners who know how to manage wealth as well as Flett knows how to build it.

While reviewing some of Flett's investment objectives, Barbara Lynn Allison, president of Allison Financial Group, Inc. in Wellesley, Mass., unearthed opportunities to protect the future of Jim Flett's business, his family and his employees.

Among Allison's most important recommendations was a new beneficiary provision to Flett's life insurance policy from The Hartford. It will ensure that estate taxes don't cripple the business. She also gave Flett advice on diversifying his investments in the company's 401(k) plan—also provided by The Hartford—to reduce his exposure to stock market volatility.

Taking that service one step further, Allison organized education seminars to help all James W. Flett Co.'s employees better understand how to allocate their retirement savings. The Hartford's equity and fixed-income mutual funds were among her recommendations.

When all was said and done, Allison had used The Hartford's products to create a more secure future for James W. Flett Co., its multi-generation owners and its nearly 100 employees.



TRUST = CONFIDENCE



"They do it right," says Deirdre Smith-Dey, president of the George J. Smith & Son Insurance Agency. She's talking about The Hartford.

That isn't exactly a new discovery for the Milford, Conn., agency. The company has been in business in the shoreline community for 118 years, and its relationship with The Hartford dates back 100 of those years. Smith-Dey knows firsthand that a key to our longevity is The Hartford's commitment to its agency partners and their customers.

"The Hartford service centers do all the servicing of the small and mid-sized accounts for us, and we've never had a complaint," says Smith-Dey, whose great-grandfather, George Judson Smith, founded the agency in 1886. Last year Smith-Dey became the agency's fourth-generation owner.

She and her partner, Vice President Erik W. Leeming, left, have taken the business into the 21st century by transforming it into a "paperless" agency. They're enthusiastic users of our Electronic Business Center (EBC), which, says Smith-Dey, "makes it very easy to do business with The Hartford."

More importantly, she says, the accuracy of the EBC's pricing model enables the agency to write consistently profitable business despite extremely thin margins for error. The agency does nearly 40 percent of its small and mid-size commercial property-casualty business with The Hartford. That's partly because of our service, but it's also because we work with agencies like George J. Smith & Son to tailor coverages to their clients' unique needs.

"The people at The Hartford have always been willing to work with us because they understand how much we want to help our customers," says Smith-Dey. "It's wonderful to have that confidence level."



FLIGHT TO QUALITY



Quality seeks its own level. That's one way to describe Watkins Motor Lines' business approach. Bill Watkins started the Lakeland, Fla., company in 1932 with a red pickup truck bought with a $300 nest egg he earned working on the family farm. His sons and grandsons now oversee a $900 million nationwide long-haul trucking company with 2,800 company- and contractor-owned trucks, 11,200 trailers and 7,200 employees.

Ron Chipman, right, takes a personal interest in those employees. He should. As executive vice president for risk management for Watkins Motor Lines and its $1.4 billion Atlanta-based corporate parent, Watkins Associated Industries, he's partly responsible for the employees' health and well-being.

When Watkins Associated Industries decided to offer hourly employees a group disability program, Chipman says, "I started asking around for a good provider, and The Hartford kept coming up."

He discovered that The Hartford shared Watkins' strong belief in helping injured workers get back on the job as soon as they're able. "We were working on an early-return-to-work program," Chipman says, "and when we talked with The Hartford we found they were in sync with us."

That was 10 years ago. Since then Chipman, Stuart, Fla.-based agency L.M. Reid & Co., The Hartford's Senior Account Manager Marlene Kettering, left, and Senior Account Executive David Jacobs have designed group disability plans for Watkins Associated Industries' salaried employees as well.

"We work together on claims and other issues," Chipman says, "and The Hartford tailors the program to all our companies. It's really a perfect marriage between Watkins and The Hartford."

Dear Fellow Shareholders,

I write this letter with a great deal of pride in our accomplishments during 2003 and with optimism—built on an objective assessment of our business outlook—for the future of our company.

We served our customers well last year. Thanks to the trust they placed in us, we prospered. Our diversified business model, industry-leading distribution platform, innovative product enhancements, customer-focused service and claim management, and disciplined underwriting and risk management enabled our success.

The financial results you will read about in this report show that we emerged from 2003 stronger and even better prepared than we were a year ago to continue to prosper in the future.

But what really excites me is the story behind the numbers. Inside this report you will meet many of the customers, business partners and employees who made this eventful year in our history such a successful one. Their real-life experiences represent the human element behind our financial statements and inspire us to work even harder on their behalf—and yours—in the years ahead.

Reaffirming our mission

The Hartford's mission is to protect the lives and property of our business and individual customers and to help them grow and enhance their wealth. We embrace this responsibility because we know that our success will nourish our customers' retirement dreams and help them create a better future for themselves, their children and grandchildren. For almost 200 years, The Hartford has built an increasingly valuable franchise, grounded in a solid financial foundation and committed to doing right by our shareholders, customers and employees.

The last several years, however, have tested us. We encountered equity market volatility, credit losses, capital challenges and the lingering and financially draining issue of asbestos. In 2003, we dealt with each of these challenges head-on, and we emerged financially stronger and better positioned to take advantage of future opportunities. Analysts, investors and ratings agencies noticed. We maintained our financial strength ratings, and our stock price went up.

Positioning The Hartford for long-term growth, financial strength and stability had short-term consequences. We posted a net loss for the year. However, this masks very sound execution in all of our ongoing businesses. Not including our first quarter increase to asbestos reserves, net income rose 61 percent to $1.6 billion. Net income was split almost equally between our property-casualty and life operations. This balance positions us well in today's ever-changing market environment.

We are well positioned to build on our core of financial strength and stability, and we are committed to creating long-lasting value. The opportunities the future presents give our mission increased relevance.

Property-casualty—strengthening our businesses and our partnerships

Last year our property-casualty operations took three decisive actions to advance The Hartford's competitive position.

First, we increased the focus on our core property-casualty businesses where we have consistent performance, scale or competitive advantage. We executed well in these businesses. Our 17,000 property-casualty employees kept their eyes on our partners and customers.



Ramani Ayer *Chairman, President and Chief Executive Officer*

Second, we exited the assumed property-casualty reinsurance business. While the HartRe team did a tremendous job of restoring the returns in our current reinsurance book, we were a small player in this business. Our scale did not justify the capital investment required to compete effectively.

Third, we took aggressive action to reduce our cost structure to make our core businesses more competitive. Our expense ratio was 1.5 points better than in 2002.

Those actions, combined with business initiatives designed to succeed in our ever-changing environment, set the stage for a successful year. Our team's collective efforts resulted in strong property-casualty results. We increased net income before the impact of the reserve action and net realized capital gains 41 percent to $725 million.

As we focus on our core businesses, giving agents great products for their customers and making it easier to sell them continue to be critical priorities for us. From 1987 to 2002 the number of property-casualty agencies in the United States declined by 25 percent, while agency size grew. Studies have shown that agents give 80 percent of their business to the top three insurance companies they work with. Our agent strategy is geared to making us our agents' number-one insurance carrier.

Agents have told us their top carriers are companies who are easy to do business with. In 2003 we intensified our focus on our agent and broker partners. Our strategy has three primary objectives: The first is to provide local market knowledge and professional sales support so agents can confidently sell (and cross-sell) both business and personal insurance. The second is to standardize our sales and service practices so regional and national agencies have the same positive experience with The Hartford, no matter where they do business with us. The third is to continuously develop and introduce new products and other innovations to extend our market reach. Agents and brokers want to build partnerships with financially stable companies, and they look for partners who stay on top of their customers' ever-evolving needs. The best reassurance we can give customers is to be there when they need us.

Our commercial insurance business showcases our forward-looking approach. Agents, brokers and customers tell us they like our service-delivery model, the technology platforms that enable them to do business with us easily, and our comprehensive products. Our performance in these areas has made us a recognized leader in the business insurance segment, where new business growth totaled 17 percent last year.

Spectrum Xpand, which we introduced in 2003, adds more fuel to our business insurance product portfolio. This easy-to-write business owner's policy features enhanced coverages and customized limits for larger small businesses. As today's small businesses grow and move into workspaces with higher property values, and as they record higher annual sales and hire more employees, we are ready to provide for their evolving insurance needs.

During the year we introduced more agents to our Electronic Business Center. This is an online resource agents can use to produce the customized, competitively priced policies customers demand—and do it fast. Using our Electronic Business Center is like ordering a car online with all the custom features you want, getting the best price possible and having it delivered to your garage within days.

Personal lines insurance is another part of the property-casualty business where we have recognized expertise. Through our partnership with AARP we are the recommended insurance provider to the nation's over-50 market.

For customers under 50, or for those who prefer to buy auto insurance through agents, we designed a product that better reflects their individual driving characteristics. The essence of Dimensions Auto, now available in 34 states, is an analytical model that matches premium levels more precisely to driving habits and the probability of claims. Furthermore, it allows us to expand our targeted customer range. Dimensions Auto is easy for agents to use, and we know it works. This product was largely responsible for a 250 percent jump in new auto policy sales among agents in states where the product was available.

With that success under our belt, we launched Dimensions Homeowners in early 2004. Dimensions Homeowners uses the same methodology as Dimensions Auto to produce more accurate homeowners insurance rates. And it gives independent agents an opportunity to offer the full complement of The Hartford's personal insurance products to more customers.

All in all, from small businesses to large businesses to personal insurance, we had an impressive year in 2003 in our property-casualty operations and are set up to continue to see positive results in the years to come.

Life operations—multiple growth engines

Every seven minutes a U.S. adult turns 50. They need to fund college educations, prepare for retirement and ensure that their assets are passed along according to their wishes. They want to maintain their high standards of living throughout their retirement years. Having weathered the economic and market downturn, they are approaching retirement planning with a new sense of caution. They recognize that they need professional advice and reliable investment products.

In 2003 our life operations met baby boomers' needs head-on, and they bought our products in record numbers. Net income for our life operations increased 38 percent to $769 million.

We reported record-breaking variable annuity sales of $15.7 billion in 2003, a 51 percent increase over 2002, because we offered a product with a principal guarantee. It is specifically designed to meet boomers' heightened awareness of the need to protect, as well as grow, their retirement income. To allow us to protect our financial strength while bringing forward this valuable product innovation, The Hartford, as always, implemented prudent risk management.

We have taken what we know about selling variable annuities in the United States and applied it to Japan. We are the number-one seller of variable annuities in both countries. After just three years in the Japanese market, we are profitable. We now manage $6.2 billion in assets there.

We also had record 401(k) and institutional sales in 2003. Customers who want to create a better future are building their retirement savings, and demographic trends suggest they'll be doing that for years to come. With the largest concentration of baby boomers turning 60 between 2012 and 2015, the potential market for our retirement products will double between now and then.

This trend holds tremendous promise for The Hartford, and we are developing cutting-edge products that help create a secure future for our customers. To meet aging boomers' demand for a broader range of life insurance choices, we introduced a new suite of life insurance products. We also improved our sales execution. Customers responded, and we ended the year with two sequential quarters of life insurance sales growth.

Mutual funds are also growing. They're natural complements to our variable annuity and individual life insurance businesses because they enable distributors to diversify their customers' investment portfolios within The Hartford family. We started selling retail mutual funds in 1996 with eight funds. We now offer distributors 34 retail mutual funds and manage more than $20 billion in mutual fund assets. Eighty-four percent of our funds are rated in the first or second quartile of their Lipper peer groups for investment performance. Our presence among the top 20 U.S. fund companies shows the strength of The Hartford brand, especially when you consider that many of our competitors have been in the mutual fund business for more than 50 years.

In 2003 we laid the groundwork to intensify our mutual fund focus. We are broadening our distribution, introducing new product offerings and creating excitement behind our portfolio through effective marketing.

Our life operations closed the year with an acquisition that reaffirms our commitment to our profitable group benefits business. Our customers recognize that group benefits are an affordable way to protect their income as part of a holistic financial plan. The addition of CNA's group benefits business will give us improved expense leverage and improved earnings. The Hartford now is the number two provider of group disability for America's workplaces.

Creating the future

We're always thinking ahead, but we never lose sight of what makes us strong today: a diversified, strong and balanced portfolio of businesses.

Think of high-achieving small to medium-size business owners who need property-casualty insurance, 401(k) plans and group life and disability products. As individuals, they need life insurance, college-savings plans and retirement and estate planning.

Now make a list of strong, customer-focused companies with nearly 200 years of experience who can provide all those products and services. It's a very short list. Our breadth of products and services and our strong financial position are what distinguish The Hartford.

Customers and distributors want to put their trust in companies who they know will be there for the long term, who understand what they need, who operate with the utmost honesty and integrity and who constantly improve to deliver extraordinary service. We've been doing these things for nearly two centuries, and we're doing them better than ever today as we position The Hartford for the future.

Our leadership team believes strongly in our mission to protect customers today and to help them create a more secure, fulfilling future for their families. That's why we have one of the most highly regarded management teams in this industry.

I'm deeply grateful to The Hartford's leaders and to the thousands of dedicated employees who are creating the future for this company. I also thank our business partners, our board of directors and, most of all, our customers for their continued support and trust.

We look forward to earning your trust for many years to come.

Sincerely,



Ramani Ayer
Chairman, President and Chief Executive Officer

Adrenaline Promotions keeps college students and alumni pumped up with school pride. The company, a division of Seattle-based Ambrose Enterprises, LLC, imports and distributes bicycles sporting the colors and logos of colleges across the United States. While employee Chris Demco, opposite page, tests a bike's performance, company owner John Ambrose and agent Steve Frazier, account executive with Arthur J. Gallagher & Co. of Washington, Inc., protect the business with general-liability and product-liability insurance from The Hartford.



CREATING A SECURE FUTURE requires constancy of purpose. Yet it also requires adaptability. We anticipate our customers' changing needs. We stay alert to the outside forces that affect our customers' futures. And we continually refine our portfolio of businesses to adapt to an accelerating pace of change.


Amid shifting customer needs,
we provide steady assurance.



Dean Jacobson's Le Mars, Iowa, ice cream cone company, BoDeans Baking Co., produces the foundations for many a sweet dessert. Mary Sterk, right photo, works with Jacobson and his wife, Bo, to produce the foundation for a secure future for their family. Sterk, president of Sioux City, Iowa-based Sterk Financial Services, recommended variable annuities from The Hartford's Directors and Leaders families for Dean Jacobson's IRA, and The Hartford mutual funds for Bo Jacobson's investment portfolio. She also recommended an estate-planning life insurance policy from The Hartford. "Life insurance is going to be in place for 50 years," says Sterk. "I want to work with a company I know is going to be around for a long time."

Life planning done by professionals

Creating wealth with minimal risk is not something most people can do alone. In fact, more than 70 percent of investors say they seek professional advice on financial matters, according to our surveys.

That's why we have partnerships with over 2,000 financial-advisory firms across the industry. We design the innovative investment and insurance products these firms need to build long-term plans for their clients—especially for achievers who want to maintain a high standard of living when they retire.

We're the industry's number-one supplier of variable annuities, in part because of our product innovation. Most variable annuities benefit from a rising stock market. But The Hartford's Principal First feature also helps investors protect their principal even if the stock market goes down. The feature guarantees investors that they can get 100 percent of their principal back, provided that withdrawals in any year do not exceed 7 percent of the total

More than 70 percent of investors say they seek professional advice on financial matters.

amount invested. The guarantee gives investors more peace of mind and the confidence to invest.

Giving customers peace of mind is also the main goal of our life insurance products. Most Americans with annual household incomes of $100,000 or more lack sufficient life insurance to replace their salaries, according to our 2003 survey. Sixty-five percent of respondents had less than $500,000 in life insurance, and 38 percent did not review their coverage after a major life event. We're the number-one provider of variable life insurance in the United States, and in 2003 we expanded our portfolio of universal and whole-life insurance products to meet a broad range of customer objectives.

Our growing mutual fund family also provides customers with a wide range of options. We offer 23 equity mutual funds for customers who want to build wealth over the long term. And our 11 fixed-income funds serve customers who need income now.

An ever-expanding mix of investment products and features helps financial professionals meet their customers' ever-changing needs.

A sound financial plan provides peace of mind.

Bill Branigan, operations area manager for Wells Fargo Card Services in Des Moines, Iowa, and his wife, Diane, recently bought and customized a bus to use for visits to their three grown children. Back home their investments will be in the care of Joel Worsfold, financial consultant with Wells Fargo Investments in Des Moines. The Clive, Iowa, couple have our mutual funds and variable annuities—the latter with The Hartford's Principal First feature—in their portfolio.



A head start for Mom and Pop X

Want to feel old? Almost two-thirds of Generation Xers—children of baby boomers—are now parents.

Few things make you grow up faster—and change your priorities faster—than becoming a parent. At the top of most priority lists for people in this group are retirement and college-savings plans.

We target our 401(k) retirement plans to small companies—and the people who work for them—that generally don't offer as diverse a benefits package as larger firms. The Hartford has helped some 6,000 small businesses and their 220,000 employees create a better future. The plans help Gen Xers build solid investment programs with long-term, tax-deferred growth.

We also help them prepare for the escalating cost of college tuition. In fact, *USA Today* reported in 2002 that college tuition costs are rising faster than the average American income.

Our SMART529™ and multi-manager Leaders SMART529 programs make it easier for parents to prepare. Sales grew 51 percent in 2003, our first full year since these programs were launched, as more customers recognized the benefits, and the tax advantages, of a disciplined college-savings plan. The investments are managed by proven money managers, including Wellington Management Company, LLP; Hartford Investment Management Company; and American Funds.

The investments offer a diverse—and growing—range of strategies, depending on parents' time frames and risk tolerance. Those strategies help investors remain clearly focused on their objectives.


$145
155
168
165
210
99
00
01
02
03

Life Operations
Assets Under Management
($ in billions)

We help families meet their financial objectives.

College tuition costs are rising faster than the average American's income, according to USA Today.

The universal values of service and integrity

Service excellence and integrity are becoming even more important to Americans, according to a recent study by Yankelovich, a marketing services company. Two-thirds of the study's respondents stressed the importance of good service, especially from large companies. Nearly three-quarters said they relate to the notion of integrity even more than they relate to being successful.

The Hartford has symbolized both qualities for nearly two centuries, and we're expanding our reputation as we grow our business.

In 2003 we won an unprecedented eighth consecutive DALBAR Annuity Service Award, a third consecutive Life Insurance Service Award and a second straight award for service provided to financial intermediaries. We also won our first Retirement Plans Service Award and our first Mutual Fund Service Award. DALBAR is an independent U.S. research organization that honors financial services companies that exemplify service excellence.

Our reputation is also spreading to other parts of the world.

In Japan, which has a culture known for taking the long-term view, our experience—and our solid variable annuity products—are winning over both distributors and customers.

In just three years we've become the number-one provider of variable annuities in Japan, thanks to superior customer and distributor service, product innovation and solid execution. We sell our variable annuities through approximately 40 financial institutions, and we plan to add more products to our mix to help meet the needs of Japanese consumers.

Sales jumped 161 percent in 2003 to $3.7 billion, and assets under management more than tripled to $6.2 billion. We now have more than a 26 percent variable annuity asset market share in Japan.

Dr. Dennis Spence, his wife, Sabra, and their five children can sleep at night knowing their investment and insurance plans are in trusted hands. The Tyler, Texas, couple work with long-time friend and advisor Jose Feliciano, a Certified Financial Planner™ and owner of Tyler-based Feliciano Financial Group. Feliciano, who's also a Woodbury Financial Services registered representative, advises the Spences on asset allocation, insurance (including The Hartford products) and tax and estate planning. He also designed a 401(k) plan and health savings accounts for Dr. Spence and other employees of the doctor's medical/dental practice. The 401(k) plan is administered by The Hartford and includes several of our mutual funds.

Our integrity and service excellence are core parts of our value to clients.







OUR FIVE DALBAR AWARDS IN 2003 ATTESTED TO OUR CUSTOMER SERVICE EXCELLENCE. WE WON AWARDS FOR ANNUITY SERVICE, LIFE INSURANCE SERVICE, SERVICE TO FINANCIAL INTERMEDIARIES, RETIREMENT PLANS SERVICE AND MUTUAL FUND SERVICE.



We maintain a clear vision in a changing business environment.




91.0
80.0
74.4
62.2
45.6
99 00 01 02 03

Growth in Electronic
Submission of Small Business
(% of submissions)

Growing the business, shortening time

Small-business owners want to spend their time becoming more successful, not worrying about insurance. That's what agents are for.

Agents, many of whom are small-business owners themselves, want to service their customers and grow their own businesses. They can't afford to spend all their time searching for the right coverages, filling out paper applications or waiting for pricing information. They need to run their businesses as efficiently as possible.

That's exactly what The Hartford's Electronic Business Center (EBC) enables them to do. It gives agents a complete resource for producing new business and managing current accounts—and doing both quickly. That includes everything from identifying future customers, to giving them expert price quotes, to answering current customers' questions. The EBC's online tools help them with every one of those processes right from their desktops.

The EBC also makes it easy for agents to give small-business customers the two things they need most: insurance tailored to their unique needs, and fast answers. That strengthens agents' relationships with their current customers. It also better prepares them to generate more business.

While Micros Retail Systems, Inc. helps keep cash flowing in restaurants like The Spirito Grill in Weehawken, N.J., Alex B. Leslie, Jr., left and this page, protects the company's business with a comprehensive property-casualty insurance package from The Hartford. Weehawken-based Micros Retail Systems distributes point-of-sale systems to restaurants throughout New York, New Jersey and Pennsylvania. Leslie, senior marketing manager for The Scirocco Financial Group, Inc. in Hasbrouck Heights, N.J., works with Micros Retail Systems' owners, left to right, Nestor Olesnycky, Ivanka Olesnycky and Lubodar Olesnycky.

Fast, hassle-free service—what agents and customers want.

Our own studies reveal a 90 percent retention rate among customers who have a positive claims experience.

Eric Cruzan took the Schapers' call at our Customer Care Team center in San Antonio, Texas.

Earning trust means everything

Nine out of 10 people rank word-of-mouth as an important source of information, according to a study by RoperASW, a market-research organization. When we earn agents' or customers' trust, we're likely to retain their business. And it stands to reason that favorable word-of-mouth will attract more business.

One way we provide excellent service to agents is by answering their queries quickly at our property-casualty service centers. Our Customer Experience Management System (CEMS) tracks service representatives' calls and computer input to measure how long it takes to answer agents' queries. We use the data to coach our service representatives. The objective is "first-contact resolution"—answering every question on the first call. We piloted CEMS in one service center in 2003 and saw more consistency in first-contact resolution.

Though selling through intermediaries is fundamental to our business model, we also have direct contact with customers through our claims service and our partnership with AARP.

Each time we touch a customer, we have an opportunity to deliver The Hartford Experience. We make that experience come alive when we deliver great service, provide products that serve customers' needs throughout their lives and do everything we can to make it easy to do business with us.


$1.4
1.5
1.6
1.9
2.1
99
00
01
02
03

AARP Net Written Premiums
($ in billions)



Michele Acker, claims processor in Tampa, Fla., helped get the Schapers' car repaired within 24 hours after the couple received word of their family emergency.



AARP customers Claire O. and Fred Schaper saw our extraordinary service up close at a time of dire need. The couple, front, had a car accident while in Boca Raton, Fla. Using our toll-free phone number, they reached San Antonio, Texas, Customer Care Team Member Eric Cruzan, opposite page top. He directed them to Ray and Wendy Pare, behind the Schapers, owners of Boca Raton Paint & Body, a member of our Customer Repair Service Program. Two days later the couple learned of a death in the family in Garnerville, N.Y. They needed their car fast. They alerted the Pares, who got the car ready the next day. In a letter to The Hartford, the Schapers wrote, "At a time of trauma and turmoil, in an unfamiliar area, our faith was restored."

For many customers, the most important contact with us occurs when they file a claim. In 2003 consumers nationwide ranked The Hartford second among 24 property-casualty insurers in automobile collision-repair claims satisfaction, according to a news release from J.D. Power and Associates, a worldwide marketing information services firm. The news release said results were based on a survey of 5,622 consumers who had their cars repaired in the previous 12 months.

Our own studies reveal a 90 percent retention rate among customers who have a positive claims experience.

Our claims service centers' "first-touch experience" model is one way we come through for our customers when they need us most. The Hartford's claims representatives arrange appraisal and repair options, coordinate car rentals and resolve all other issues on the customer's *first call* to our claims service center.

We also deal directly with customers in our AARP customer service centers, where we apply the same high service standards. We offer auto and homeowners insurance to AARP's 36 million members through AARP's World Wide Web site and other direct communication.

We have used CEMS in AARP service centers for two years, and we continually upgrade our service in other ways. A 2003 survey of AARP customers led to a product enhancement we call "declining deductibles." For each accident-free year, we reduce a customer's deductible by $50, with the potential to drop to zero. The survey also told us that more than 30 percent of AARP members work full-time. We responded by extending our AARP call center hours from 7 a.m. to 11 p.m. in all U.S. time zones.

AARP customers' 92 percent renewal rate tells us excellent service builds trust.

Managing change upon change

Markets can be volatile. The investing environment changes continually. Yet customers' secure futures depend on the steady accumulation of wealth. Our products evolve continuously to help customers anticipate and adapt to that changing environment.

Our growing mutual fund family is an example of this evolution.

We continue to add new mutual funds to provide greater choice to our customers. In 2003, for example, we introduced The Hartford Equity Income Fund in response to the new 15 percent tax rate on stock dividends. The fund comprises only stocks that pay or are expected to pay a dividend.

Our mutual fund strategy has three primary objectives:

The first is to help our customers meet their financial goals. The second is to leverage our leadership position in the variable annuity market to drive our growth in mutual funds. The third is to give distributors a breadth of products to complement our annuities and life insurance. This enables them to build customers' portfolios without leaving The Hartford's product family.

The Hartford has also changed to meet the needs of the aging American population.

Driven by advances in medicine and our experience in insuring older people, we've reached out to older Americans who need life insurance. By refining qualifications for preferred rates through increased knowledge of mortality, we've enabled a greater number of older people to buy life insurance at rates typically offered only to the healthiest applicants. For example, we've raised weight limits and are accepting higher blood pressure and cholesterol readings.

We also introduced new universal and whole life products in 2003 to enhance our product portfolio. More Americans are now able to protect and preserve the wealth they have accumulated and to use life insurance for wealth transfer, estate planning and business continuation.

Robyn and Paul Fina deal with uncertain outcomes every day. Robyn is director of the Mrs., Miss and Teen Illinois and Indiana International Pageants; Paul is a personal-injury attorney. Fortunately, the Oswego, Ill., couple's financial lives are a bit more certain. Their investment portfolio includes variable annuities with The Hartford's Principal First feature, which helps protect their principal even if the stock market goes down.

Pursuing the best results is one thing we don't want to change.



WE CONTINUE TO EXPAND OUR LOCAL PRESENCE TO GET CLOSER TO OUR DISTRIBUTORS AND CUSTOMERS. OVER THE PAST TWO YEARS WE'VE OPENED NINE NEW BRANCH OFFICES, AND WE EXPECT TO OPEN MORE IN 2004.


In a complex world,
we keep thinking ahead.

Country music isn't the only big thing in Nashville, according to Bob Jackson. His agency, Crichton Brandon Jackson and Ward, initiated the transfer of $1 million in personal property-casualty business to The Hartford from another insurance company in 2003. That adds some nice balance to the substantial book of commercial business the agency already has with us. Jackson, agency vice president, says The Hartford's strong presence right in town was a major factor in the agency's decision to make the change.


$1.0
1.2
1.4
1.7
1.9
99
00
01
02
03

Total Net Written Small Commercial Premiums ($ in billions)

Building reliable new profit sources

In 2003 we built two powerful new engines for future growth: Dimensions Auto, a new automobile insurance plan, and Spectrum Xpand, a new business-insurance package of superior products and highly responsive service.

The innovative Dimensions Auto plan enables us to analyze an enormous range of driving characteristics and match insurance premiums to those factors—and the probability of claims—more precisely. We geared the plan to better meet customer needs by increasing the number of premium levels we offer tenfold. The upshot is that agents can market our auto insurance to over 30 percent more customers. More premium levels also mean minimal rate jumps if customers' characteristics change during the lives of their policies.

Spectrum Xpand is a business owners' policy that serves the rapidly growing market segment between our small-business and middle-market customers. These are businesses with 20 to 100 employees and $5 million to $15 million in both total annual sales and property values. There are about 600,000 of these businesses in the United States—coincidentally about the same number of our current small-business customers. It's a $22 billion potential market.

Spectrum Xpand opens the door for The Hartford to a potential market of $22 billion.

Agents serving this market need comprehensive products and fast, expert premium quotes—just as they do for traditional small-business customers. Yet customers in this segment need insurance tailored to the types of businesses they run, much like middle-market customers. Spectrum Xpand balances both.

Our three state-of-the-art customer service centers make it easier for our small-business customers to work with us. In fact, more than 60 percent of The Hartford's small-business customers use the centers—up from 20 percent just four years ago. This frees up agents to do what they do best—sell. We're meeting customer needs to such an extent that our small-business revenue has grown by nearly 17 percent annually over the past four years. This is five times the growth in the industry as a whole.



53.5
46.0
44.0
42.0
40.0
87
92
96
00
02

Number of Property-Casualty Agencies 1987-2002 (in thousands)

Agents can create a future with more to sell and more customers to sell to.



You could learn a lot about longevity at the Castilleja School. The Palo Alto, Calif., private middle and high school for girls has been around since 1907. Joan Lonergan, center, is the head of the school; Georgia Bond, left, is the director of finance and operations. They work with Bill Jordan (not pictured), senior vice president of Walnut Creek, Calif.-based Heffernan Insurance Brokers, and Art Adams, right, vice president in Heffernan's Palo Alto office. Heffernan designed a comprehensive insurance package that includes coverage for the school and its vehicles, as well as Educators Legal Liability coverage for the school's executives.



"Safe at home" has multiple meanings for Mark Hirschbeck. He has homeowners and auto policies from The Hartford. He's also a major league baseball umpire who spends more than a third of the year away from his wife and four children in Shelton, Conn. "I wanted a quality insurance company represented by a well-established insurance agency in my area," says Hirschbeck. He found that with The Hartford and with Bridgeport, Conn.-based Merit Insurance, Inc. The agency's partnership with The Hartford dates back more than 50 years.

A full-court press in local markets

We're concentrating our expertise where property-casualty agencies need it most—at their fingertips.

Our property-casualty field organization enables agencies to work with one local contact to sell all of our property-casualty products. We have also standardized our sales and service processes for regional and national agencies.

The strategy has two very positive results:

One, we provide better service to agents when they work with a single decision-maker from The Hartford. That person spends more time with the agent to select the right products to meet specific customer needs. Experience shows that making it easier for agents to work with us helps them grow their business. It also improves our results.

Two, our relationships with the largest and most profitable agents grow stronger because we're closer to them. We learn more about their needs—and respond to them more quickly—when we're their top provider. And both of us gain economies of scale.

Our agency strategy clearly distinguishes us from competitors who aren't as close to their agents. Over the past two years we've opened nine new branch offices, and we'll continue to expand our local presence in 2004. Agents and their customers will benefit from our consistent focus on meeting customer needs, the innovative ways we make it easy to work with us, and the extraordinary service we work hard to provide every time and everywhere.

Property-casualty agencies expect consistently excellent service from us, and we deliver it.

A value-added approach in the group benefits business

Statistics show that U.S. workers have a one-in-three probability of becoming disabled for at least 90 days at some time during their working years. No one can afford to be without disability insurance. As one of the nation's largest providers of group benefits, we do more than simply protect employees and their families from the financial consequences of injuries and illness.

We also take an active role in helping injured or disabled workers overcome their temporary setbacks so they can continue working toward a secure future. We don't focus on limitations; we assess workers' *abilities* and, with employers and physicians, develop return-to-work plans that help employees lead healthy and productive lives.

Our work as a founding partner of the U.S. Paralympics, a division of the U.S. Olympic Committee, brings this philosophy to life. We sponsor organizations that showcase the extraordinary achievements—and change public perceptions—of people with physical disabilities.

Our 2003 acquisition of much of CNA Financial Corporation's group disability, life and specialty accident businesses will accelerate our growth in these areas by adding new distribution expertise and greater scale.

The Hartford's strong marketplace position and exceptional reputation demonstrate our firm commitment to building long-term relationships with our customers and producers.

Mission Health, Inc., is an award-winning Asheville, N.C., health-care facility with 5,000 employees. They're protected by The Hartford's group long-term disability and group life insurance. Kevin Welch, second from left, president of Charlotte, N.C.-based The RJC Group, LLC, recommended The Hartford in part because of our solid claims-paying record and a plan design that was right for his client. Welch works with, left to right, Carolyn Worthington, Mission Health's director, human resources, Patti Moore, manager, employee benefits, and William Mance, vice president, human resources.

Our emphasis is on customers' *abilities.*



Christina Ripp, an athlete from Savoy, Ill., won the Women's Wheelchair division of the 2003 Boston Marathon. The Hartford is a founding partner of the U.S. Paralympics, a division of the U.S. Olympic Committee.



DISTRIBUTORS AND THEIR CLIENTS BENEFIT FROM OUR CONSISTENT FOCUS ON CUSTOMER SOLUTIONS, THE WAYS WE MAKE IT EASY TO WORK WITH US, AND THE EXTRAORDINARY SERVICE WE PROVIDE EVERY TIME AND EVERYWHERE. WE CALL THIS THE HARTFORD EXPERIENCE.

Board of Directors



Rand V. Araskog
Retired Chairman and Chief Executive Officer, ITT Corporation



Ramani Ayer
Chairman, President and Chief Executive Officer, The Hartford



Ronald E. Ferguson
Retired Chairman and Chief Executive Officer, General Re Corporation



Donald R. Frahm
Retired Chairman, President and Chief Executive Officer, The Hartford



Edward J. Kelly III
Chairman, President and Chief Executive Officer, Mercantile Bankshares Corp.



Paul G. Kirk, Jr.
Of Counsel to Sullivan & Worcester, law firm



Thomas M. Marra
Executive Vice President, The Hartford; President and Chief Operating Officer, Life Operations



Gail J. McGovern
Professor of Management Practice, Harvard Business School



Robert W. Selander
President and Chief Executive Officer, MasterCard International



Charles B. Strauss
President and Chief Executive Officer, Unilever United States, Inc.



H. Patrick Swygert
President, Howard University



Gordon I. Ulmer
Retired Chairman and Chief Executive Officer, the former Connecticut Bank and Trust Company



David K. Zwiener
Executive Vice President, The Hartford; President and Chief Operating Officer, Property & Casualty Operations

Senior Management

Executive and Corporate Officers

Ramani Ayer
Chairman, President and Chief Executive Officer

Thomas M. Marra
Executive Vice President

David K. Zwiener
Executive Vice President

David M. Johnson
Executive Vice President and Chief Financial Officer

Neal S. Wolin
Executive Vice President and General Counsel

David M. Znamierowski
Group Senior Vice President and Chief Investment Officer

Ann M. de Raismes
Group Senior Vice President, Human Resources

Ann B. Glover
Group Senior Vice President, Corporate Relations and Chief Marketing Officer

Robert J. Price
Senior Vice President and Controller

David R. Robb
Executive Vice President, Heritage Holdings

John N. Giamalis
Senior Vice President and Treasurer

Joel Freedman
Senior Vice President, Government Affairs

William B. Malchodi
Senior Vice President and Director of Taxes

Alan J. Kreczko
Senior Vice President and Deputy General Counsel

Brian S. Becker
Senior Vice President and Corporate Secretary

Hartford Investment Management Company

David M. Znamierowski
President

Life

Thomas M. Marra
President and Chief Operating Officer

Robert A. Kerzner
Executive Vice President, Individual Life Division

John C. Walters
Executive Vice President, Investment Products Division

Stephen T. Joyce
Senior Vice President, Institutional Solutions Group

David M. Levenson
Senior Vice President, Retail Product Management Group

Richard L. Mucci
Senior Vice President, Group Benefits Division

Lizabeth H. Zlatkus
Executive Vice President and Chief Financial Officer

Vittorio M. Severino
Senior Vice President, Information Technology

Gregory A. Boyko
Senior Vice President, International

Timothy P. Schiltz
President, Hartford Life Insurance K.K. of Japan

Jennifer J. Geisler
Senior Vice President, Human Resources

Craig R. Raymond
Senior Vice President and Chief Actuary

Christine H. Repasy
Senior Vice President and General Counsel

Walter C. Welsh
Senior Vice President, Government Affairs and Corporate Relations

PLANCO Financial Services, Inc.

Kevin M. Connor
Managing Director

Sean E. O'Hara
Managing Director

Timothy J. Seifert
Managing Director

Property & Casualty

David K. Zwiener
President and Chief Operating Officer

Judith A. Blades
Senior Executive Vice President, Property & Casualty

Jonathan R. Bennett
Senior Vice President, Personal Lines

David H. McElroy
Senior Vice President, Hartford Financial Products

Ralph J. Palmieri
Senior Vice President, Specialty Property

James M. Ruel
Senior Vice President, Select Customer

Gary J. Thompson
Senior Vice President, Middle Market

Richard J. Law
Senior Vice President, Field Operations

Sharon A. Ritchey
Senior Vice President, Contact Center Operations

Joseph Z. Gauches
Executive Vice President, E-Commerce and Technology

Calvin Hudson
Executive Vice President, Claims

Raymond J. Sprague
Executive Vice President

Michael J. Dury
Senior Vice President and Chief Financial Officer

Peggy M. Anson
Senior Vice President, Human Resources

Thomas S. Johnston
Senior Vice President and Chief Actuary



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

[X] **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2003

OR

[ ] **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ____________ to ______________

Commission file number 001-13958

THE HARTFORD FINANCIAL SERVICES GROUP, INC.

(Exact name of registrant as specified in its charter)

Delaware	**13-3317783**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

Hartford Plaza, Hartford, Connecticut 06115-1900
(Address of principal executive offices)

(860) 547-5000
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act: the following, all of which are listed on the New York Stock Exchange, Inc.:

Common Stock, par value $0.01 per share
7.45% Trust Originated Preferred Securities, Series C, issued by Hartford Capital III
6% Equity Units
7% Equity Units

Securities registered pursuant to Section 12(g) of the Act:

7.75% Notes due June 15, 2005
2.375% Notes due June 1, 2006
4.7% Notes due September 1, 2007
2.56% Equity Unit Notes due August 16, 2008
6.375% Notes due November 1, 2008
4.1% Equity Unit Notes due November 16, 2008
7.9% Notes due June 15, 2010
4.625% Notes due July 15, 2013
7.3% Debentures due November 1, 2015

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Act) Yes [X] No [ ].

The aggregate market value of the shares of Common Stock held by non-affiliates of the registrant as of June 30, 2003, was $14,167,000,000 based on the closing price of $50.36 per share of the Common Stock on the New York Stock Exchange on June 30, 2003.

As of February 20, 2004, there were outstanding 291,345,148 shares of Common Stock, $0.01 par value per share, of the registrant.

Documents Incorporated by Reference:

Portions of the Registrant's definitive proxy statement for its 2004 annual meeting of shareholders are incorporated by reference in Part III of this Form 10-K.

CONTENTS

PART I

Item 1. BUSINESS

(Dollar amounts in millions, except for per share data, unless otherwise stated)

General

The Hartford Financial Services Group, Inc. (together with its subsidiaries, "The Hartford" or the "Company") is a diversified insurance and financial services company. The Hartford, headquartered in Connecticut, is among the largest providers of investment products, individual life, group life and group disability insurance products, and property and casualty insurance products in the United States. Hartford Fire Insurance Company, founded in 1810, is the oldest of The Hartford's subsidiaries. The Hartford writes insurance and reinsurance in the United States and internationally. At December 31, 2003, total assets and total stockholders' equity of The Hartford were $225.9 billion and $11.6 billion, respectively.

Organization

The Hartford strives to maintain and enhance its position as a market leader within the financial services industry and to maximize shareholder value. The Company pursues a strategy of developing and selling diverse and innovative products through multiple distribution channels, continuously developing and expanding those distribution channels, achieving cost efficiencies through economies of scale and improved technology, maintaining effective risk management and prudent underwriting techniques and capitalizing on its brand name and customer recognition of The Hartford Stag Logo, one of the most recognized symbols in the financial services industry.

As a holding company that is separate and distinct from its subsidiaries, The Hartford Financial Services Group, Inc. has no significant business operations of its own. Therefore, it relies on the dividends from its insurance company and other subsidiaries as the principal source of cash flow to meet its obligations. Additional information regarding the cash flow and liquidity needs of The Hartford Financial Services Group, Inc. may be found in the Capital Resources and Liquidity section of Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A").

The Company maintains a retail mutual fund operation, whereby the Company, through wholly-owned subsidiaries, provides investment management and administrative services to The Hartford Mutual Funds, Inc. and The Hartford Mutual Funds II, Inc. ("The Hartford mutual funds"), families of 34 mutual funds. Investors can purchase "shares" in the mutual funds, all of which are registered with the Securities and Exchange Commission in accordance with the Investment Company Act of 1940. The mutual funds are owned by the shareholders of those funds and not by the Company.

On April 2, 2001, The Hartford acquired the United States individual life insurance, annuity and mutual fund businesses of Fortis, Inc. (operating as "Fortis Financial Group", or "Fortis") for $1.12 billion in cash. The Company effected the acquisition through several reinsurance agreements with subsidiaries of Fortis and the purchase of 100% of the stock of Fortis Advisors, Inc. and Fortis Investors, Inc., wholly-owned subsidiaries of Fortis.

On December 31, 2003 the Company acquired certain of CNA Financial Corporation's group life and accident, and short-term and long-term disability businesses for $485 in cash. The purchase price paid on December 31, 2003 was based on a September 30, 2003 valuation of the businesses acquired. During the first quarter of 2004, the purchase price will be adjusted to reflect a December 31, 2003 valuation of the businesses acquired. Currently the Company estimates that adjustment to the purchase price to be an increase of $51. As a result of the acquisition being effective on December 31, 2003, there were no income statement effects recorded for the year ended December 31, 2003, although the acquired CNA assets and liabilities were reflected on the Company's balance sheet. For additional information, see the Capital Resources and Liquidity section of the MD&A and Note 18 of Notes to Consolidated Financial Statements.

Reporting Segments

The Hartford is organized into two major operations: Life and Property & Casualty. Within these operations, The Hartford conducts business principally in nine operating segments. Additionally, Corporate includes certain interest expense, capital raising and purchase accounting adjustment activities, as well as capital raised that has not been contributed to the Company's insurance subsidiaries.

Life is organized into four reportable operating segments: Investment Products, Individual Life, Group Benefits and Corporate Owned Life Insurance ("COLI"). The Company also includes in "Other" corporate items not directly allocable to any of its reportable operating segments, principally interest expense as well as its international operations, which are primarily located in Japan and Brazil, realized capital gains and losses and intersegment eliminations.

Property & Casualty is organized into five reportable operating segments: the North American underwriting segments of Business Insurance, Personal Lines, Specialty Commercial and Reinsurance; and the Other Operations segment, which includes substantially all of the Company's asbestos and environmental exposures. "North American" includes the combined underwriting results of the Business Insurance, Personal Lines, Specialty Commercial and Reinsurance underwriting segments. Property & Casualty also includes income and expense items not directly allocated to these segments, such as net investment income, net realized capital gains and losses, other expenses including interest, severance and income taxes.

The following is a description of Life and Property & Casualty along with each of their segments, including a discussion of principal products, marketing and distribution and competitive environments. Additional information on The Hartford's reporting segments may be found in the MD&A and Note 17 of Notes to Consolidated Financial Statements.

Life

Life's business is conducted by the subsidiaries of Hartford Life, Inc. ("HLI"), a leading financial services and insurance organization. Through Life, The Hartford provides (i) investment products, including variable annuities, fixed market value adjusted ("MVA") annuities, mutual funds and retirement plan services for the savings and retirement needs of over 1.5

million customers, (ii) life insurance for wealth protection, accumulation and transfer needs for approximately 735,000 customers, (iii) group benefits products such as group life and group disability insurance for the benefit of millions of individuals and (iv) corporate owned life insurance, which includes life insurance policies purchased by a company on the lives of its employees. The Company is one of the largest sellers of individual variable annuities, variable universal life insurance and group disability insurance in the United States. The Company's strong position in each of its core businesses provides an opportunity to increase the sale of The Hartford's products and services as individuals increasingly save and plan for retirement, protect themselves and their families against the financial uncertainties associated with disability or death and engage in estate planning. In an effort to advance the Company's strategy of growing its businesses, The Hartford acquired the group life and accident, and short-term and long-term disability businesses of CNA Financial Corporation on December 31, 2003, and the individual life insurance, annuity and mutual fund businesses of Fortis on April 2, 2001. For additional information, see the Capital Resources and Liquidity section of the MD&A and Note 18 of Notes to Consolidated Financial Statements. In addition, The Hartford's Japanese operation achieved $3.7 billion, $1.4 billion and $462 in variable annuity sales for the years ended December 31, 2003, 2002 and 2001, respectively. The growth in sales was the primary reason for the increased account values related to Japan, which grew to more than $6.2 billion as of December 31, 2003 up from $1.7 billion as of December 31, 2002.

HLI is among the largest consolidated life insurance groups in the United States based on statutory assets as of December 31, 2003. In the past year, Life's total assets under management, which include $22.5 billion of third-party assets invested in the Company's mutual funds and 529 College Savings Plans, increased 27% to $210.1 billion at December 31, 2003 from $165.1 billion at December 31, 2002. Life generated revenues of $8.1 billion, $6.9 billion and $7.4 billion in 2003, 2002 and 2001, respectively. Additionally, Life generated net income of $769, $557 and $685 in 2003, 2002 and 2001, respectively.

Customer Service, Technology and Economies of Scale

Life maintains advantageous economies of scale and operating efficiencies due to its growth, attention to expense and claims management and commitment to customer service and technology. These advantages allow the Company to competitively price its products for its distribution network and policyholders. In addition, the Company utilizes computer technology to enhance communications within the Company and throughout its distribution network in order to improve the Company's efficiency in marketing, selling and servicing its products and, as a result, provides high-quality customer service. In recognition of excellence in customer service for variable annuities, HLI was awarded the 2003 Annuity Service Award by DALBAR Inc., a recognized independent financial services research organization, for the eighth consecutive year. HLI is the only company to receive this prestigious award in every year of the award's existence. Also, in 2003 the Company earned its first DALBAR Awards for Mutual Fund and Retirement Plan Service which recognize Hartford Life as the No. 1 service provider of mutual funds and retirement plans in the industry. Additionally, the Company's Individual Life segment won its third consecutive DALBAR award for service of life insurance customers and its second DALBAR Intermediary Service Award in 2003.

Risk Management

Life's product designs, prudent underwriting standards and risk management techniques are intended to protect it against disintermediation risk, greater than expected mortality and morbidity experience and, for certain product features, specifically the guaranteed minimum death benefit ("GMDB") and guaranteed minimum withdrawal benefit ("GMWB") offered with variable annuity products, equity market volatility. As of December 31, 2003, the Company had limited exposure to disintermediation risk on approximately 96% of its domestic life insurance and annuity liabilities through the use of non-guaranteed separate accounts, MVA features, policy loans, surrender charges and non-surrenderability provisions. The Company effectively utilizes prudent underwriting to select and price insurance risks and regularly monitors mortality and morbidity assumptions to determine if experience remains consistent with these assumptions and to ensure that its product pricing remains appropriate. The Company also enforces disciplined claims management to protect itself against greater than expected morbidity experience. The Company uses reinsurance structures and has modified benefit features to mitigate the mortality exposure associated with GMDB. The Company also uses reinsurance in combination with derivative instruments to minimize the volatility associated with the GMWB liability.

Investment Products

The Investment Products segment focuses, through the sale of individual variable and fixed annuities, mutual funds, retirement plan services and other investment products, on the savings and retirement needs of the growing number of individuals who are preparing for retirement or who have already retired. This segment's assets under management grew to $146.5 billion at December 31, 2003 from $110.2 billion at December 31, 2002. Investment Products generated revenues of $3.8 billion, $3.1 billion and $3.3 billion in 2003, 2002 and 2001, respectively, of which individual annuities accounted for $1.8 billion for 2003 and $1.5 billion for 2002 and 2001. Net income in the Investment Products segment was $510, $432 and $463 in 2003, 2002 and 2001, respectively.

The Company sells both variable and fixed individual annuity products through a wide distribution network of national and regional broker-dealer organizations, banks and other financial institutions and independent financial advisors. The Company is a market leader in the annuity industry with sales of $16.5 billion, $11.6 billion and $10.0 billion in 2003, 2002 and 2001, respectively. The Company was the largest seller of individual retail variable annuities in the United States with sales of $15.7 billion, $10.3 billion and $9.0 billion in 2003, 2002 and 2001, respectively. In addition, the Company continues to be the largest seller of individual retail variable annuities through banks in the United States.

The Company's total account value related to individual annuity products was $97.7 billion as of December 31, 2003. Of this total account value, $86.5 billion, or 89%, related to individual variable annuity products and $11.2 billion, or 11%, related primarily to fixed MVA annuity products. At December 31, 2002, the Company's total account value related to individual annuity products was $74.9 billion. Of this total account value, $64.3 billion, or 86%, related to individual variable annuity products and $10.6 billion, or 14%, related primarily to fixed MVA annuity products.

In addition to its leading position in individual annuities, Life continues to emerge as a significant participant in the mutual fund business. In 2003 The Hartford mutual funds reached $20 billion in assets faster than any other retail-oriented mutual fund family in history, according to Strategic Insight. As of December 31, 2003, retail mutual fund assets were $20.3 billion. The Company is also among the top providers of retirement products and services, including asset management and plan administration sold to small and medium size corporations pursuant to Section 401(k) of the Internal Revenue Code of 1986, as amended (referred to as "401(k)") and to municipalities pursuant to Section 457 and 403 of the Internal Revenue Code of 1986, as amended (referred to as "Section 457" and "403(b)", respectively). The Company also provides structured settlement contracts, terminal funding products and other investment products such as guaranteed investment contracts ("GICs"). In 2002, the Company began selling 529 college savings products.

Principal Products

Individual Variable Annuities — Life earns fees, based on policyholders' account values, for managing variable annuity assets and maintaining policyholder accounts. The Company uses specified portions of the periodic deposits paid by a customer to purchase units in one or more mutual funds as directed by the customer, who then assumes the investment performance risks and rewards. As a result, variable annuities permit policyholders to choose aggressive or conservative investment strategies, as they deem appropriate, without affecting the composition and quality of assets in the Company's general account. These products offer the policyholder a variety of equity and fixed income options, as well as the ability to earn a guaranteed rate of interest in the general account of the Company. The Company offers an enhanced guaranteed rate of interest for a specified period of time (no longer than twelve months) if the policyholder elects to dollar-cost average funds from the Company's general account into one or more non-guaranteed separate accounts. Additionally, the Investment Products segment sells variable annuity contracts that offer various guaranteed death benefits. For certain guaranteed death benefits, The Hartford pays the greater of (1) the account value at death; (2) the sum of all premium payments less prior withdrawals; or (3) the maximum anniversary value of the contract, plus any premium payments since the contract anniversary, minus any withdrawals following the contract anniversary.

Policyholders may make deposits of varying amounts at regular or irregular intervals and the value of these assets fluctuates in accordance with the investment performance of the funds selected by the policyholder. To encourage persistency, many of the Company's individual variable annuities are subject to withdrawal restrictions and surrender charges. Surrender charges range up to 8% of the contract's deposits less withdrawals, and reduce to zero on a sliding scale, usually within seven years from the deposit date. Individual variable annuity account values of $86.5 billion as of December 31, 2003, have grown from $64.3 billion as of December 31, 2002, due to strong net cash flow, resulting from high levels of sales, low levels of surrenders and equity market appreciation. Approximately 90% and 88% of the individual variable annuity account values were held in non-guaranteed separate accounts as of December 31, 2003 and 2002, respectively.

In August 2002, the Company introduced Principal First, a new guaranteed withdrawal benefit rider which is sold in conjunction with the Company's variable annuity contracts. The Principal First rider provides the policyholder with a guaranteed remaining balance ("GRB") if the account value is reduced to zero through a combination of market declines and withdrawals. The GRB is generally equal to premiums less withdrawals. However, annual withdrawals that exceed 7% of the premiums paid may reduce the GRB by an amount greater than the withdrawals and may also impact the guaranteed annual withdrawal amount that subsequently applies after the excess annual withdrawals occur. The policyholder also has the option, after a specified time period, to reset the GRB to the then-current account value, if greater.

The assets underlying the Company's variable annuities are managed both internally and by independent money managers, while the Company provides all policy administration services. The Company utilizes a select group of money managers, such as Wellington Management Company, LLP ("Wellington"); Hartford Investment Management Company ("Hartford Investment Management"), a wholly-owned subsidiary of The Hartford; Putnam Financial Services, Inc. ("Putnam"); American Funds; MFS Investment Management ("MFS"); Franklin Templeton Group; and AIM Investments ("AIM"). All have an interest in the continued growth in sales of the Company's products and enhance the marketability of the Company's annuities and the strength of its product offerings. Hartford Leaders, which is a multi-manager variable annuity that combines the product manufacturing, wholesaling and service capabilities of the Company with the investment management expertise of four of the nation's most successful investment management organizations: American Funds, Franklin Templeton Group, AIM and MFS, has emerged as the industry leader in terms of retail sales. In addition, the Director variable annuity, which is managed in part by Wellington, ranks second in the industry in terms of retail sales.

Fixed MVA Annuities — Fixed MVA annuities are fixed rate annuity contracts which guarantee a specific sum of money to be paid in the future, either as a lump sum or as monthly income. In the event that a policyholder surrenders a policy prior to the end of the guarantee period, the MVA feature increases or decreases the cash surrender value of the annuity in respect of any interest rate decreases or increases, respectively, thereby protecting the Company from losses due to higher interest rates at the time of surrender. The amount of payment will not fluctuate due to adverse changes in the Company's investment return, mortality experience or expenses. The Company's primary fixed MVA annuities have terms varying from one to ten years with an average term of approximately four years. Account values of fixed MVA annuities were $11.2 billion and $10.6 billion as of December 31, 2003 and 2002, respectively.

Mutual Funds — In September 1996, Life launched a family of retail mutual funds for which the Company provides investment management and administrative services. The fund family has grown significantly from 8 funds at inception to the current offering of 34 funds, including the addition of the Hartford Equity Income Fund introduced in 2003. The Company's funds are managed by Wellington and Hartford Investment Management. The Company has entered into agreements with over 960 financial services firms to distribute these mutual funds.

The Company charges fees to the shareholders of the mutual funds, which are recorded as revenue by the Company. Investors can purchase shares in the mutual funds, all of which are registered with the Securities and Exchange Commission, in accordance with the Investment Company Act of 1940. The mutual funds are owned by the shareholders of those funds and not by the Company. As such, the mutual fund assets and liabilities, as well as related investment returns, are not reflected in the Company's consolidated financial statements. Total retail mutual fund assets under management were $20.3 billion and $14.1 billion as of December 31, 2003 and 2002, respectively.

Governmental — The Company sells retirement plan products and services to municipalities under Section 457 plans. The Company offers a number of different investment products, including variable annuities and fixed products, to the employees in Section 457 plans. Generally, with the variable products, Hartford Investment Management manages the fixed income funds and certain other outside money managers act as advisors to the equity funds offered in Section 457 plans administered by the Company. As of December 31, 2003, the Company administered over 3,000 plans under Section 457 and 403(b). Total governmental assets under management were $9.7 billion and $7.9 billion as of December 31, 2003 and 2002, respectively.

Corporate — The Company sells retirement plan products and services to corporations under Section 401(k) plans targeting the small and medium case markets. The Company believes these markets are under-penetrated in comparison to the large case market. As of December 31, 2003, the Company administered over 4,100 Section 401(k) plans. Total corporate assets under management were $5.2 billion and $3.4 billion as of December 31, 2003 and 2002, respectively.

Institutional Investment Products — The Company sells the following products: institutional investment products, structured settlements, GICs and other short-term funding agreements, institutional mutual funds and other annuity contracts for special purposes such as funding of terminated defined benefit pension plans. Structured settlement contracts provide for periodic payments to an injured person or survivor for a generally determinable number of years, typically in settlement of a claim under a liability policy in lieu of a lump sum settlement. The Company's structured settlements are sold through The Hartford's Property & Casualty insurance operations as well as specialty brokers. Total institutional investment products assets under management were $13.1 billion and $9.9 billion as of December 31, 2003 and 2002, respectively. The increase in the institutional investment products assets under management was the result of strong sales totaling $3.4 billion, $2.0 billion and $2.6 billion for the years ended December 31, 2003, 2002 and 2001, respectively.

Section 529 Plans – Life introduced a tax-advantaged college savings product ("529 plan") in March 2002 called SMART 529. SMART 529 is a state-sponsored education savings program established by the State of West Virginia which offers an easy way for both residents of West Virginia and out-of-state participants to plan for a college education. In 1996, Congress created a tax-advantaged college savings program as part of Section 529 of the Internal Revenue Code (the "Code"). The 529 Plan is an investment plan operated by a state, designed to help families save for future college costs. On January 1, 2002, 529 Plans became federal tax-exempt for qualified withdrawals. In July 2003, the Company began selling a multi-manager 529 product.

SMART 529 is designed to be flexible by allowing investors to choose from a wide variety of investment portfolios to match their risk preference to help investors accumulate savings for college. An individual can open a SMART 529 account for anyone, at any age. The SMART 529 product complements the Company's existing offering of investment products (mutual funds, variable annuities, 401(k), 457 and 403 plans). It also leverages the Company's capabilities in distribution, service and fund performance. Total 529 Plan assets under management were $259 and $87 as of December 31, 2003 and 2002, respectively.

<u>Marketing and Distribution</u>

The Investment Products distribution network is based on management's strategy of utilizing multiple and competing distribution channels to achieve the broadest distribution to reach target customers. The success of the Company's marketing and distribution system depends on its product offerings, fund performance, successful utilization of wholesaling organizations, quality of customer service, and relationships with national and regional broker-dealer firms, banks and other financial institutions, and independent financial advisors (through which the sale of the Company's retail investment products to customers is consummated).

Life maintains a distribution network of approximately 1,500 broker-dealers and approximately 500 banks. As of December 31, 2003, the Company was selling products through the 25 largest retail banks in the United States. The Company periodically negotiates provisions and terms of its relationships with unaffiliated parties, and there can be no assurance that such terms will remain acceptable to the Company or such third parties. The Company's primary wholesaler of its individual annuities and mutual funds is its wholly-owned subsidiary, PLANCO Financial Services, Inc. and its affiliate, PLANCO, Incorporated (collectively "PLANCO"). PLANCO is one of the nation's largest wholesalers of individual annuities and has played a significant role in The Hartford's growth over the past decade. As a wholesaler, PLANCO distributes the Company's fixed and variable annuities, mutual funds, 401(k) plans and 529 Plans by providing sales support to registered representatives, financial planners and broker-dealers at brokerage firms and banks across the United States. Owning PLANCO secures an important distribution channel for the Company and gives the Company a wholesale distribution platform which it can expand in terms of both the number of individuals wholesaling its products and the portfolio of products which they wholesale. In addition, the Company uses internal personnel with extensive experience in the Section 457 market, as well as access to the Section 401(k) market, to sell its products and services in the retirement plan and institutional markets.

Competition

The Investment Products segment competes with numerous other insurance companies as well as certain banks, securities brokerage firms, independent financial advisors and other financial intermediaries marketing annuities, mutual funds and other retirement-oriented products. Product sales are affected by competitive factors such as investment performance ratings, product design, visibility in the marketplace, financial strength ratings, distribution capabilities, levels of charges and credited rates, reputation, and customer service.

Regulatory Developments

Recently, there has been a significant increase in federal and state regulatory activity relating to financial services companies, particularly mutual funds companies. These regulatory inquiries have focused on a number of mutual fund issues. The Company, like many others in the financial services industry, has received requests for information from the Securities and Exchange Commission and a subpoena from the New York Attorney General's Office, in each case requesting documentation and other information regarding various mutual fund regulatory issues. The Company continues to cooperate fully with these regulatory agencies in responding to these requests. In addition, representatives from the SEC's Office of Compliance Inspections and Examinations recently concluded an on-site compliance examination of the Company's variable annuity and mutual fund operations.

The Company's mutual funds are available for purchase by the separate accounts of different variable life insurance policies, variable annuity products, and funding agreements, and they are offered directly to certain qualified retirement plans. Although existing products contain transfer restrictions between subaccounts, some products, particularly older variable annuity products, do not contain restrictions on the frequency of transfers. In addition, as a result of the settlement of litigation against the Company with respect to certain owners of older variable annuity products, the Company's ability to restrict transfers by these owners is limited.

A number of companies recently have announced settlements of enforcement actions with various regulatory agencies, primarily the Securities and Exchange Commission and the New York Attorney General's Office. No such action has been initiated against the Company. It is possible that one or more regulatory agencies may pursue action against the Company in the future.

Individual Life

The Individual Life segment provides life insurance solutions to a wide array of partners to solve the wealth protection, accumulation and transfer needs of its affluent, emerging affluent and business insurance clients. The individual life business acquired from Fortis in 2001 added significant scale to the Company's Individual Life segment, contributing to a significant increase in life insurance in force in that year. As of December 31, 2003, life insurance in force increased 3% to $130.8 billion, from $126.7 billion as of December 31, 2002. Account values increased 15% to $8.7 billion as of December 31, 2003 from $7.6 billion as of December 31, 2002. Revenues were $982, $958 and $890 for the years ended December 31, 2003, 2002 and 2001, respectively. Net income in the Individual Life segment was $145, $133 and $121 for the years ended December 31, 2003, 2002 and 2001, respectively.

Principal Products

Life holds a significant market share in the variable universal life product market and is the number one seller of variable life insurance, according to the Tillinghast Value Survey. In 2003, the Company's sales of individual life insurance were 54% variable universal life, 41% universal life and other, and 5% term life insurance.

Variable Universal Life — Variable universal life provides life insurance with a return linked to an underlying investment portfolio and the Company allows policyholders to determine their desired asset mix among a variety of underlying mutual funds. As the return on the investment portfolio increases or decreases, the surrender value of the variable universal life policy will increase or decrease, and, under certain policyholder options or market conditions, the death benefit may also increase or decrease. The Company's second-to-die products are distinguished from other products in that two lives are insured rather than one, and the policy proceeds are paid upon the death of both insureds. Second-to-die policies are frequently used in estate planning for a married couple. Variable universal life account values were $4.7 billion and $3.6 billion as of December 31, 2003 and 2002, respectively.

Universal Life and Interest Sensitive Whole Life — Universal life and interest sensitive whole life insurance coverages provide life insurance with adjustable rates of return based on current interest rates. Universal life provides policyholders with flexibility in the timing and amount of premium payments and the amount of the death benefit, provided there are sufficient policy funds to cover all policy charges for the coming period. The Company also sells second-to-die universal life insurance policies similar to the variable universal life insurance product offered. Universal life and interest sensitive whole life account values were $3.3 and $3.1 billion as of December 31, 2003 and 2002, respectively.

Marketing and Distribution

Consistent with the Company's strategy to access multiple distribution outlets, the Individual Life distribution organization has been developed to penetrate a multitude of retail sales channels. These include independent life insurance sales professionals; agents of other companies; national, regional and independent broker-dealers; banks, financial planners, certified public accountants and property and casualty insurance organizations. The primary organization used to wholesale Hartford Life's products to these outlets is a group of highly qualified life insurance professionals with specialized training in sophisticated life insurance sales. These individuals are generally employees of the Company who are managed through a regional sales office system. Additional distribution is provided through Woodbury Financial Services, a subsidiary retail broker dealer and other marketing relationships.

Competition

The Individual Life segment competes with approximately 1,200 life insurance companies in the United States, as well as other financial intermediaries marketing insurance products. Competitive factors related to this segment are primarily the breadth and quality of life insurance products offered, pricing, relationships with third-party distributors, effectiveness of wholesaling support, pricing and availability of reinsurance, and the quality of underwriting and customer service.

Group Benefits

The Group Benefits segment sells group life and group disability insurance, as well as other products, including medical stop loss, accidental death and dismemberment, travel accident and other special risk coverage to employers and associations. The Company also offers disability underwriting, administration, claims processing services and reinsurance to other insurers and self-funded employer plans. Generally, policies sold in this segment are term insurance. This allows the Company to adjust the rates or terms of its policies in order to minimize the adverse effect of various market trends, including declining interest rates and other factors. Typically policies are sold with one, two or three year rate guarantees depending upon the product. In the disability market, the Company focuses on strong risk and claims management to derive a competitive advantage. The Group Benefits segment generated revenues of $2.6 billion for the years ended December 31, 2003 and 2002, and $2.5 billion for the year ended December 31, 2001, of which group disability insurance accounted for $1.1 billion in each of the three years and group life insurance accounted for $935, $887 and $763, respectively. The Company held group disability reserves of $4.0 billion and $2.5 billion and group life reserves of $1.2 billion and $765, as of December 31, 2003 and 2002, respectively. Net income in the Group Benefits segment was $148, $128 and $106 for the years ended December 31, 2003, 2002 and 2001, respectively.

As previously mentioned, Life acquired the group life and accident, and short-term and long-term disability businesses of CNA Financial Corporation on December 31, 2003. This acquisition will increase the scale of the Company's group life and disability operations, expand the Company's distribution and enhance the Company's capability to deliver outstanding products and services.

Principal Products

Group Disability — Life is one of the largest participants in the "large case" market of the group disability insurance business. The large case market, as defined by the Company, generally consists of group disability policies covering over 500 employees in a particular company. The Company is continuing its focus on the "small case" and "medium case" group markets, emphasizing name recognition and reputation as well as the Company's managed disability approach to claims and administration. The Company's efforts in the group disability market focus on early intervention, return-to-work programs and successful rehabilitation. Over the last several years, the focus of new disability products introduced is to provide incentives for employees to return to independence. The Company also works with disability claimants to improve the receipt rate of Social Security offsets (i.e., reducing payment of benefits by the amount of Social Security payments received).

The Company's short-term disability benefit plans provide a weekly benefit amount (typically 60% to 70% of the employee's earned income up to a specified maximum benefit) to insured employees when they are unable to work due to an accident or illness. Long-term disability insurance provides a monthly benefit for those extended periods of time not covered by a short-term disability benefit plan when insured employees are unable to work due to disability. Employees may receive total or partial disability benefits. Most of these policies begin providing benefits following a 90 or 180 day waiting period and generally continue providing benefits until the employee reaches age 65. Long-term disability benefits are paid monthly and are limited to a portion, generally 50-70%, of the employee's earned income up to a specified maximum benefit.

Group Life — Group term life insurance provides term coverage to employees and their dependents for a specified period and has no accumulation of cash values. The Company offers options for its basic group life insurance coverage, including portability of coverage and a living benefit option, whereby terminally ill policyholders can receive death benefits prior to their deaths. In addition, the Company offers premium waiver and accidental death and dismemberment coverages to employee groups.

Other — Life provides excess of loss medical coverage (known as stop loss insurance) to employers who self-fund their medical plans and pay claims using the services of a third party administrator. The Company also provides travel accident, hospital indemnity and other coverages (including group life and disability) primarily to individual membership of various associations, as well as employee groups. A significant Medicare supplement customer of the company had been the members of the Retired Officers Association, an organization consisting of retired military officers. Congress passed legislation, effective in the fourth quarter of 2001, whereby retired military officers age 65 and older will receive full medical insurance, eliminating the need for Medicare supplement insurance. This legislation reduced the Company's Medicare supplement premium revenue to zero after 2001.

Marketing and Distribution

The Company uses an experienced group of Company employees, managed through a regional sales office system, to distribute its group insurance products and services through a variety of distribution outlets, including brokers, consultants, third-party administrators and trade associations. The Company intends to continue to expand the system over the coming years in areas that offer the highest growth potential.

Competition

The Group Benefits business remains highly competitive. Competitive factors primarily affecting Group Benefits are the variety and quality of products and services offered, the price quoted for coverage and services, the Company's relationships with its third-party distributors, and the quality of customer service. Group Benefits competes with numerous other insurance companies and other financial intermediaries marketing insurance products. However, many of these businesses have relatively high barriers to entry and there have been very few new entrants over the past few years.

Corporate Owned Life Insurance ("COLI")

Life is a leader in the COLI market, which includes life insurance policies purchased by a company on the lives of its employees, with the company or a trust sponsored by the company named as the beneficiary under the policy. Until the passage of Health Insurance Portability and Accountability Act of 1996 ("HIPAA"), the Company sold two principal types of COLI, leveraged and variable products. Leveraged COLI is a fixed premium life insurance policy owned by a company or a trust sponsored by a company. HIPAA phased out the deductibility of interest on policy loans under leveraged COLI at the end of 1998, virtually eliminating all future sales of leveraged COLI. Variable COLI continues to be a product used by employers to fund non-qualified benefits or other post-employment benefit liabilities.

Variable COLI account values were $21.0 billion and $19.7 billion as of December 31, 2003 and 2002, respectively. Leveraged COLI account values decreased to $2.5 billion as of December 31, 2003 from $3.3 billion as of December 31, 2002, primarily due to surrender activity. COLI generated revenues of $483, $592 and $719 for the years ended December 31, 2003, 2002 and 2001, respectively and net income (loss) of ($1), $32 and $37 for the years ended December 31, 2003, 2002 and 2001, respectively.

Property & Casualty

Property & Casualty provides (1) workers' compensation, property, automobile, liability, umbrella, specialty casualty, marine, agricultural and bond coverages to commercial accounts primarily throughout the United States; (2) professional liability coverage and directors and officers liability coverage, as well as excess and surplus lines business not normally written by standard commercial lines insurers; (3) automobile, homeowners and home-based business coverage to individuals throughout the United States; and (4) insurance related services.

The Hartford is the tenth largest property and casualty insurance operation in the United States based on written premiums for the year ended December 31, 2002 according to A.M. Best Company, Inc. ("A.M. Best"). Property & Casualty generated revenues of $10.7 billion, $9.5 billion and $8.6 billion in 2003, 2002 and 2001, respectively. Earned premiums for 2003, 2002 and 2001 were $8.8 billion, $8.1 billion and $7.3 billion, respectively. Additionally, net income (loss) was $(811), $469 and $(115) for 2003, 2002 and 2001, respectively. The net loss for 2003 and 2001 includes the after-tax effect of the asbestos charge of $1,701 and $420 of after-tax losses related to the September 11 terrorist attack ("September 11"), respectively. Total assets for Property & Casualty were $37.2 billion and $31.1 billion as of December 31, 2003 and 2002, respectively.

Business Insurance

Business Insurance provides standard commercial insurance coverage to small and middle market commercial businesses primarily throughout the United States. This segment also provides commercial risk management products and services as well as marine coverage. Earned premiums for 2003, 2002 and 2001 were $3.7 billion, $3.1 billion and $2.6 billion (2001 includes $15 of reinsurance cessions related to September 11), respectively. The segment had underwriting income (loss) of $101, $44 and $(242) (2001includes $245 of underwriting loss related to September 11) in 2003, 2002 and 2001, respectively.

Principal Products

The Business Insurance segment offers workers' compensation, property, automobile, liability, umbrella and marine coverages. Commercial risk management products and services are also provided.

Marketing and Distribution

Business Insurance provides insurance products and services through its home office located in Hartford, Connecticut, and multiple domestic regional office locations and insurance centers. The segment markets its products nationwide utilizing brokers and independent agents and involving trade associations and employee groups. Brokers and independent agents, who often represent other companies as well, receive commissions and other forms of incentive compensation from the Company based on written premium, growth in written premium and participation in underwriting profitability. Brokers and independent agents are not employees of The Hartford.

Competition

The commercial insurance industry is a highly competitive environment regarding product, price, service and technology. The Hartford competes with other stock companies, mutual companies, alternative risk sharing groups and other underwriting organizations. These companies sell through various distribution channels and business models, across a broad array of product lines, and with a high level of variation regarding geographic, marketing and customer segmentation. The Hartford is the ninth largest commercial lines insurer in the United States based on written premiums for the year ended December 31, 2002 according to A.M. Best. The relatively large size and underwriting capacity of The Hartford provide opportunities not available to smaller companies. In addition, the marketplace is affected by available capacity of the insurance industry as measured by policyholders' surplus. Surplus expands and contracts primarily in conjunction with profit levels generated by the industry. The low interest rate environment is impacting returns and making underwriting decisions even more critical. Overall, in 2003, market conditions in the commercial industry have continued to improve as a result of increased underwriting discipline and a firmer pricing environment. Industry consolidation continues to take place.

Personal Lines

Personal Lines provides automobile, homeowners' and home-based business coverages to the members of AARP through a direct marketing operation; to individuals who prefer local agent involvement through a network of independent agents in the standard personal lines market; and through the Company's Omni Insurance Group, Inc. ("Omni") subsidiary in the non-standard automobile market. Personal Lines also operates a member contact center for health insurance products offered through AARP's Health Care Options. The Hartford's exclusive licensing arrangement with AARP, which was renewed during the fourth quarter of 2001, continues through January 1, 2010 for automobile, homeowners and home-based business. The Health Care Options agreement continues through 2007. These agreements provide Personal Lines with an important competitive advantage. Personal lines had earned premiums of $3.2 billion, $3.0 billion and $2.7 billion in 2003,

2002 and 2001, respectively. Underwriting income (loss) for 2003, 2002 and 2001 was $117, $(46) and $(87) (2001 includes $9 of underwriting loss related to September 11), respectively.

Principal Products

Personal Lines provides standard and non-standard automobile, homeowners and home-based business coverages to individuals across the United States, including a special program designed exclusively for members of AARP.

Marketing and Distribution

Personal Lines reaches diverse markets through multiple distribution channels including brokers, independent agents, direct mail, the internet and advertising in publications. This segment provides customized products and services to customers through a network of independent agents in the standard personal lines market, and in the non-standard automobile market through Omni. Independent agents, who often represent other companies as well, receive commissions and other forms of incentive compensation from the Company based on written premium, growth in written premium and participation in underwriting profitability. Brokers and independent agents are not employees of The Hartford. Personal Lines has an important relationship with AARP and markets directly to its over 35 million members.

Competition

The personal lines automobile and homeowners businesses continue to remain highly competitive. Personal lines insurance is written by insurance companies of varying sizes that sell products through various distribution channels, including independent agents, captive agents and directly to the consumer. The personal lines market competes on the basis of price; product; service, including claims handling; stability of the insurer and name recognition. The Hartford is the twelfth largest personal lines insurer in the United States based on written premiums for the year ended December 31, 2002 according to A.M. Best. Industry consolidation continues to take place, and the effective utilization of technology is becoming increasingly important. A major competitive advantage of The Hartford is the exclusive licensing arrangement with AARP to provide personal automobile, homeowners and home-based business insurance products to its members. This arrangement was renewed during the fourth quarter of 2001 and is in effect through January 1, 2010. Management expects favorable "baby boom" demographics to increase AARP membership during this period. In addition, The Hartford provides customer service for all health insurance products offered through AARP's Health Care Options, with an agreement that continues through 2007.

Specialty Commercial

Specialty Commercial provides a wide variety of property and casualty insurance products and services through retailers and wholesalers to large commercial clients and insureds requiring a variety of specialized coverages. Excess and surplus lines coverages not normally written by standard line insurers are also provided, primarily through wholesale brokers. Specialty Commercial had earned premiums of $1.6 billion, $1.2 billion and $1.0 billion (2001 includes $7 of reinsurance cessions related to September 11) in 2003, 2002 and 2001, respectively. Underwriting losses were $29, $23 and $262 (2001 includes $167 of underwriting loss related to September 11) in 2003, 2002 and 2001, respectively.

Principal Products

Specialty Commercial offers a variety of customized insurance products and risk management services. Specialty Commercial provides standard commercial insurance products including workers' compensation, automobile and liability coverages to large-sized companies. Specialty Commercial also provides bond, professional liability, specialty casualty and agricultural coverages, as well as core property and excess and surplus lines coverages not normally written by standard lines insurers. Alternative markets, within Specialty Commercial, provides insurance products and services primarily to captive insurance companies, pools and self-insurance groups. In addition, Specialty Commercial provides third-party administrator services for claims administration, integrated benefits, loss control and performance measurement through Specialty Risk Services, a subsidiary of the Company.

Marketing and Distribution

Specialty Commercial provides insurance products and services through its home office located in Hartford, Connecticut and multiple domestic office locations. The segment markets its products nationwide utilizing a variety of distribution networks including independent agents and brokers as well as wholesalers. Independent agents, who represent other companies as well, receive commissions and other forms of incentive compensation from the Company based on written premium, growth in written premium and participation in underwriting profitability. Brokers and independents agents are not employees of The Hartford.

Competition

The commercial insurance industry is a highly competitive environment regarding product, price, service and technology. Specialty Commercial is comprised of a diverse group of businesses that are unique to commercial lines. Each line of business operates independently with its own set of business objectives, and focuses on the operational dynamics of their specific industry. These businesses, while somewhat interrelated, have a unique business model and operating cycle. Specialty Commercial is considered a transactional business and, therefore, competes with other companies for business primarily on an account by account basis due to the complex nature of each transaction. Specialty Commercial competes with other stock companies, mutual companies, alternative risk sharing groups and other underwriting organizations. The relatively large size and underwriting capacity of The Hartford provide opportunities not available to smaller companies. Overall, in 2003, market conditions in the commercial industry have continued to improve as a result of increased underwriting discipline and a firmer pricing environment. Industry consolidation continues to take place.

Reinsurance

On May 16, 2003, as part of the Company's decision to withdraw from the assumed reinsurance business, the Company entered into a quota share and purchase agreement with Endurance Reinsurance Corporation of America ("Endurance"), whereby the Reinsurance segment retroceded the majority of its inforce book of business as of April 1, 2003 and sold renewal rights to Endurance. Under the quota share agreement, Endurance reinsured most of the segment's assumed reinsurance contracts that were written on or after January 1, 2002 and that had unearned premium as of April 1, 2003. In consideration for Endurance reinsuring the unearned premium as of April 1, 2003, the Company paid Endurance an amount equal to unearned premium less the related unamortized commissions/deferred acquisition costs net of an override commission which was established by the contract. In addition, Endurance will pay a profit sharing commission based on the loss performance of property treaty, property catastrophe and aviation pool unearned premium. Under the purchase agreement, Endurance will pay additional amounts, subject to a guaranteed minimum of $15, based on the level of renewal premium on the reinsured contracts over the two year period following the agreement. The guaranteed minimum is reflected in net income for the year ended December 31, 2003. The Company remains subject to reserve development relating to all retained business.

Prior to the Endurance transaction, the Reinsurance segment assumed reinsurance in North America and primarily wrote treaty reinsurance through professional reinsurance brokers covering various property, casualty, property catastrophe, marine and alternative risk transfer ("ART") products. ART included non-traditional reinsurance products such as multi-year property catastrophe treaties, aggregate excess of loss agreements and quota share treaties with single event caps. International property catastrophe, marine and ART were also written outside of North America through a London contact office. The Reinsurance segment had earned premiums of $352, $713, $851 (2001 includes $69 of reinsurance cessions related to September 11) in 2003, 2002 and 2001, respectively. Underwriting losses were $125, $59 and $375 (2001 includes $226 of underwriting loss related to September 11) in 2003, 2002 and 2001, respectively.

Other Operations

Property & Casualty's Other Operations consists of certain property and casualty insurance operations of The Hartford that have ceased writing new business. These operations primarily include First State Insurance Company, located in Boston, Massachusetts; Heritage Reinsurance Company, Ltd., headquartered in Bermuda; and Excess Insurance Company Limited, located in the United Kingdom. Also included in Other Operations are Property & Casualty's international businesses up until their dates of sales, and for 2002 and 2003, the activity in the exited international lines of the Reinsurance segment following its restructuring in the fourth quarter of 2001. In addition, claims for asbestos, environmental and certain other liabilities under general liability policies are managed in Other Operations regardless of the writing company. Most of the policies against which these claims were made were written before 1985.

Property & Casualty's international businesses have historically *consisted primarily* of Western European companies offering a variety of insurance products designed to meet the needs of local customers. The Company's strategic shift to emphasize growth opportunities in asset accumulation businesses has resulted in the sale of all of its international property and casualty businesses in a series of transactions concluded in 2001.

The Hartford was a global reinsurer through its Hartford Reinsurance Company ("HartRe") operations in the United Kingdom, France, Italy, Germany, Spain, Hong Kong and Taiwan, writing treaty and facultative assumed reinsurance including property, casualty, fidelity, and specialty coverages. In October 2001, HartRe announced that it was exiting most international lines, and in January 2002, these lines were moved to Other Operations.

The primary objectives of Other Operations are the proper disposition of claims, the resolution of disputes, and the collection of reinsurance proceeds. As such, Other Operations has no new product sales, distribution systems or competitive issues.

The Other Operations segment had earned premiums of $18, $69 and $17 in 2003, 2002 and 2001, respectively, and underwriting losses of $2,716 (includes $2,604 of net asbestos reserve strengthening), $164 and $132 for each of the respective periods.

Life Reserves

In accordance with applicable insurance regulations under which the Company operates, life insurance subsidiaries of Life establish and carry as liabilities actuarially determined reserves which are calculated to meet the Company's future obligations. Reserves for life insurance and disability contracts are based on actuarially recognized methods using prescribed morbidity and mortality tables in general use in the United States, which are modified to reflect the Company's actual experience when appropriate. These reserves are computed at amounts that, with additions from estimated premiums to be received and with interest on such reserves compounded annually at certain assumed rates, are expected to be sufficient to meet the Company's policy obligations at their maturities or in the event of an insured's disability or death. Reserves also include unearned premiums, premium deposits, claims incurred but not reported and claims reported but not yet paid. Reserves for assumed reinsurance are computed in a manner that is comparable to direct insurance reserves. Additional information on Life reserves may be found in the Critical Accounting Estimates section of the MD&A under "Reserves".

Property & Casualty Reserves

The Hartford establishes property and casualty reserves to provide for the estimated costs of paying claims under insurance policies written by The Hartford. These reserves include estimates for both claims that have been reported and those that have been incurred but not reported to The Hartford and include estimates of all expenses associated with processing and settling these claims. This estimation process is primarily based on historical experience and involves a variety of actuarial techniques to analyze current trends and other relevant factors. Examples of current trends include increases in medical cost inflation rates and physical damage repair costs, changes in internal claim practices, changes in the legislative and regulatory environment over workers' compensation claims, evolving exposures to construction defects and other mass torts and the potential for further adverse development of asbestos and environmental claims.

As a result of September 11, the Company established estimated gross and net reserves of $1.1 billion and $556 million, respectively, related to property and casualty operations. This loss estimate includes coverages related to property, business interruption, workers' compensation and other liability exposures, including those underwritten by the Company's assumed reinsurance operation. The Company based this loss estimate upon a review of insured exposures using a variety of assumptions and actuarial techniques, including estimated amounts for incurred but not reported policyholder losses and costs incurred in settling claims. The Company continues to carry the original incurred amount related to September 11, less any paid losses. Actual experience in some cases appears to be developing favorably to our original expectations, such as the higher than anticipated rate of participation in the victim's compensation fund. There is still uncertainty, particularly with respect to coverage disputes and the potential for the emergence of latent injuries. Furthermore, the deadline for filing a liability claim with respect to September 11 has been extended to March 11, 2004. As various deadlines pass and more coverage disputes are settled either out of court or through a court decision, the uncertainty about various aspects of the reserves is reduced. The Company will continue to evaluate these reserves on a quarterly basis throughout 2004 and will make appropriate adjustments to reserve levels.

The Hartford continues to receive claims that assert damages from asbestos-related and environmental-related exposures. Asbestos claims relate primarily to bodily injuries asserted by those who came in contact with asbestos or products containing asbestos.

Environmental claims relate primarily to pollution related clean-up costs. As discussed further in the Critical Accounting Estimates and Other Operations sections of the MD&A, significant uncertainty limits the Company's ability to estimate the ultimate reserves necessary for unpaid losses and related expenses with regard to environmental and particularly asbestos claims.

Most of the Company's property and casualty reserves are not discounted. However, certain liabilities for unpaid claims, where the amount and timing of payments are fixed and reliably determinable, principally for permanently disabled claimants and certain structured settlement contracts that fund loss run-offs for unrelated parties have been discounted to present value using an average interest rate of 4.8% in 2003 and 5.0% in 2002. At December 31, 2003 and 2002, such discounted reserves totaled $799 and $720, respectively (net of discounts of $525 and $527, respectively). Accretion of this discount did not have a material effect on net income during 2003, 2002 and 2001, respectively.

As of December 31, 2003, net property and casualty reserves for claims and claim adjustment expenses reported on a statutory basis exceeded those reported under Generally Accepted Accounting Principles ("GAAP") by $61. The primary difference resulted from the discounting of GAAP-basis workers' compensation reserves at risk-free interest rates, which exceeded the statutory discount rates set by regulators, partially offset by the required exclusion from statutory reserves of assumed retroactive reinsurance and a portion of the GAAP provision for uncollectible reinsurance.

Further discussion on The Hartford's property and casualty reserves, including asbestos and environmental claims reserves, may be found in the Reserves section of the MD&A– Critical Accounting Estimates.

A reconciliation of liabilities for unpaid claims and claim adjustment expenses is herein referenced from Note 7 of Notes to Consolidated Financial Statements. A table depicting the historical development of the liabilities for unpaid claims and claim adjustment expenses, net of reinsurance, follows.

Loss Development Table
Property And Casualty Claim And Claim Adjustment Expense Liability Development - Net of Reinsurance
For the years ended December 31, [1], [2]

	1993	1994	1995	1996	1997	1998	1999	2000	2001	2002	2003
Liabilities for unpaid claims and claim adjustment expenses, net of reinsurance	$11,212	$11,271	$11,574	$12,702	$12,770	$12,902	$12,476	$12,316	$12,860	$13,141	$16,218
Cumulative paid claims and claim expenses											
One year later	2,590	2,715	2,467	2,625	2,472	2,939	2,994	3,272	3,339	3,480	
Two years later	4,281	4,273	4,126	4,188	4,300	4,733	5,019	5,315	5,621	—	
Three years later	5,390	5,469	5,212	5,540	5,494	6,153	6,437	6,972	—	—	
Four years later	6,306	6,258	6,274	6,418	6,508	7,141	7,652	—	—	—	
Five years later	6,912	7,135	6,970	7,201	7,249	8,080	—	—	—	—	
Six years later	7,662	7,721	7,630	7,800	8,036	—	—	—	—	—	
Seven years later	8,174	8,311	8,147	8,499	—	—	—	—	—	—	
Eight years later	8,715	8,781	8,786	—	—	—	—	—	—	—	
Nine years later	9,161	9,332	—	—	—	—	—	—	—	—	
Ten years later	9,701	—	—	—	—	—	—	—	—	—	
Liabilities reestimated											
One year later	11,306	11,618	12,529	12,752	12,615	12,662	12,472	12,459	13,153	15,965	
Two years later	11,608	12,729	12,598	12,653	12,318	12,569	12,527	12,776	16,176	—	
Three years later	12,681	12,781	12,545	12,460	12,183	12,584	12,698	15,760	—	—	
Four years later	12,811	12,787	12,399	12,380	12,138	12,663	15,609	—	—	—	
Five years later	12,858	12,741	12,414	12,317	12,179	15,542	—	—	—	—	
Six years later	12,824	12,782	12,390	12,322	15,047	—	—	—	—	—	
Seven years later	12,912	12,791	12,380	15,188	—	—	—	—	—	—	
Eight years later	12,960	12,775	15,253	—	—	—	—	—	—	—	
Nine years later	12,955	15,604	—	—	—	—	—	—	—	—	
Ten years later	15,807	—	—	—	—	—	—	—	—	—	
Deficiency (redundancy), net of reinsurance	**$4,595**	**$4,333**	**$3,679**	**$2,486**	**$2,277**	**$2,640**	**$3,133**	**$3,444**	**$3,316**	**$2,824**	

The table above shows the cumulative deficiency (redundancy) of the Company's reserves, net of reinsurance, as now estimated with the benefit of additional information. Those amounts are comprised of changes in estimates of gross losses and changes in estimates of related reinsurance recoveries.

The table below, for the periods presented, reconciles the net reserves to the gross reserves, as initially estimated and recorded, and as currently estimated and recorded, and computes the cumulative deficiency (redundancy) of the Company's reserves before reinsurance.

Property And Casualty Claim And Claim Adjustment Expense Liability Development - Gross
For the years ended December 31, [1], [2]

	1994	1995	1996	1997	1998	1999	2000	2001	2002	2003
Net reserve, as initially estimated	**$11,271**	**$11,574**	**$12,702**	**$12,770**	**$12,902**	**$12,476**	**$12,316**	**$12,860**	**$13,141**	**$16,218**
Reinsurance and other recoverables, as initially estimated	5,156	4,829	4,357	3,996	3,275	3,706	3,871	4,176	3,950	5,497
Gross reserve, as initially estimated	**$16,427**	**$16,403**	**$17,059**	**$16,766**	**$16,177**	**$16,182**	**$16,187**	**$17,036**	**$17,091**	**$21,715**
Net reestimated reserve	**$15,604**	**$15,253**	**$15,188**	**$15,047**	**$15,542**	**$15,609**	**$15,760**	**$16,176**	**$15,965**	
Reestimated and other reinsurance recoverables	6,621	6,001	5,365	5,190	4,749	5,554	5,664	5,994	5,494	
Gross reestimated reserve	**$22,225**	**$21,254**	**$20,553**	**$20,237**	**$20,291**	**$21,163**	**$21,424**	**$22,170**	**$21,459**	
Gross deficiency (redundancy)	**$5,798**	**$4,851**	**$3,494**	**$3,471**	**$4,114**	**$4,981**	**$5,237**	**$5,134**	**$4,368**	

[1] The above tables exclude Hartford Insurance, Singapore as a result of its sale in September 2001, Hartford Seguros as a result of its sale in February 2001, Zwolsche as a result of its sale in December 2000 and London & Edinburgh as a result of its sale in November 1998.

[2] The above tables include the liabilities and claim developments for certain reinsurance coverages written for affiliated parties.

The following table is derived from the Loss Reserve Development table and summarizes the effect of reserve re-estimates, net of reinsurance, on calendar year operations for the ten-year period ended December 31, 2003. The total of each column details the amount of reserve re-estimates made in the indicated calendar year and shows the accident years to which the re-estimates are applicable. The amounts in the total accident year column on the far right represent the cumulative reserve re-estimates during the ten year period ended December 31, 2003 for the indicated accident year(s).

Effect of Net Reserve Re-estimates on Calendar Year Operations

	Calendar Year										
	1994	**1995**	**1996**	**1997**	**1998**	**1999**	**2000**	**2001**	**2002**	**2003**	**Total**
By Accident year											
1993 & Prior	$94	$302	$1,073	$130	$47	$(34)	$88	$48	$(5)	$2,852	$4,595
1994	—	45	38	(78)	(41)	(12)	(47)	(39)	(11)	(23)	(168)
1995	—	—	(156)	17	(59)	(100)	(26)	(33)	6	44	(307)
1996	—	—	—	(19)	(46)	(47)	(95)	(39)	15	(7)	(238)
1997	—	—	—	—	(56)	(104)	(55)	18	36	2	(159)
1998	—	—	—	—	—	57	42	60	38	11	208
1999	—	—	—	—	—	—	89	40	92	32	253
2000	—	—	—	—	—	—	—	88	146	73	307
2001	—	—	—	—	—	—	—	—	(24)	39	15
2002	—	—	—	—	—	—	—	—	—	(199)	(199)
Total	$94	$347	$955	$50	$(155)	$(240)	$(4)	$143	$293	$2,824	$4,307

Ceded Reinsurance

Consistent with industry practice, The Hartford cedes insurance risk to reinsurance companies. For Property & Casualty operations, these reinsurance arrangements are intended to provide greater diversification of business and limit The Hartford's maximum net loss arising from large risks or catastrophes.

A major portion of The Hartford's property and casualty reinsurance is effected under general reinsurance contracts known as treaties, or, in some instances, is negotiated on an individual risk basis, known as facultative reinsurance. The Hartford also has in-force excess of loss contracts with reinsurers that protect it against a specified part or all of certain losses over stipulated amounts.

Reinsurance does not relieve The Hartford of its primary liability and, as such, failure of reinsurers to honor their obligations could result in losses to The Hartford. The Hartford evaluates the financial condition of its reinsurers and monitors concentrations of credit risk. The Company's monitoring procedures include careful initial selection of its reinsurers, structuring agreements to provide collateral funds where possible, and regularly monitoring the financial condition and ratings of its reinsurers.

In accordance with normal industry practice, Life is involved in both the cession and assumption of insurance with other insurance and reinsurance companies. As of December 31, 2003, the largest amount of life insurance retained on any one life by any one of the life operations was approximately $2.5. In addition, the Company has reinsured the majority of the minimum death benefit guarantees and the guaranteed minimum withdrawal benefits offered in connection with its variable annuity contracts. The majority of variable annuity contracts issued since August 2002 include a guaranteed minimum withdrawal benefit ("GMWB") rider. The GMWB represents an embedded derivative in the variable annuity contract that is required to be reported separately from the host variable annuity contract. Beginning July 7, 2003, substantially all new contracts with the GMWB were not covered by reinsurance as the Company had exceeded the limit in the existing reinsurance agreement prior to that date. As of December 31, 2003, approximately $11 billion or 64% of variable annuity account value with GMWB was reinsured. The Company also assumes reinsurance from other insurers. The Company evaluates the financial condition of its reinsurers and monitors concentrations of credit risk. For the years ended December 31, 2003, 2002 and 2001, the Company did not make any significant changes in the terms under which reinsurance is ceded to other insurers except for the Company's recapture of a block of business previously reinsured with an unaffiliated reinsurer. For further discussion see Note 14 of Notes to Consolidated Financial Statements.

Investment Operations

An important element of the financial results of The Hartford is return on invested assets. The Hartford's investment portfolios are primarily divided between Life and Property & Casualty. The investment portfolios are managed based on the underlying characteristics and nature of each operation's respective liabilities and within established risk parameters.

The investment portfolios of Life and Property & Casualty are managed by Hartford Investment Management. Hartford Investment Management is responsible for monitoring and managing the asset/liability profile, establishing investment objectives and guidelines and determining, within specified risk tolerances and investment guidelines, the appropriate asset allocation, duration, convexity and other characteristics of the portfolios. Security selection and monitoring are performed by asset class specialists working within dedicated portfolio management teams.

The primary investment objective of Life's general account and guaranteed separate accounts is to maximize after-tax returns consistent with acceptable risk parameters, including the management of the interest rate sensitivity of invested assets and the generation of sufficient liquidity, relative to that of policyholder and corporate obligations.

The investment objective for the majority of Property & Casualty is to maximize economic value while generating after-tax income and sufficient liquidity to meet policyholder and corporate obligations. For Property & Casualty's Other Operations segment, the investment objective is to ensure the full and timely payment of all liabilities. Property & Casualty investment strategies are developed based on a variety of factors including business needs, regulatory requirements and tax considerations.

For a further discussion of The Hartford's approach to managing risks, including derivative utilization, see the Investments and Capital Markets Risk Management sections, of the MD&A, as well as Note 1 of Notes to Consolidated Financial Statements.

Regulation and Premium Rates

Although there has been some deregulation with respect to large commercial insureds in recent years, insurance companies, for the most part, are still subject to comprehensive and detailed regulation and supervision throughout the United States. The extent of such regulation varies, but generally has its source in statutes which delegate regulatory, supervisory and administrative powers to state insurance departments. Such powers relate to, among other things, the standards of solvency that must be met and maintained; the licensing of insurers and their agents; the nature of and limitations on investments; establishing premium rates; claim handling and trade practices; restrictions on the size of risks which may be insured under a single policy; deposits of securities for the benefit of policyholders; approval of policy forms; periodic examinations of the affairs of companies; annual and other reports required to be filed on the financial condition of companies or for other purposes; fixing maximum interest rates on life insurance policy loans and minimum rates for accumulation of surrender values; and the adequacy of reserves and other necessary provisions for unearned premiums, unpaid claims and claim adjustment expenses and other liabilities, both reported and unreported.

Most states have enacted legislation that regulates insurance holding company systems such as The Hartford. This legislation provides that each insurance company in the system is required to register with the insurance department of its state of domicile and furnish information concerning the operations of companies within the holding company system which may materially affect the operations, management or financial condition of the insurers within the system. All transactions within a holding company system affecting insurers must be fair and equitable. Notice to the insurance departments is required prior to the consummation of transactions affecting the ownership or control of an insurer and of certain material transactions between an insurer and any entity in its holding company system. In addition, certain of such transactions cannot be consummated without the applicable insurance department's prior approval.

The extent of insurance regulation on business outside the United States varies significantly among the countries in which The Hartford operates. Some countries have minimal regulatory requirements, while others regulate insurers extensively. Foreign insurers in many countries are faced with greater restrictions than domestic competitors domiciled in that particular jurisdiction. The Hartford's international operations are comprised of insurers licensed in their respective countries and, therefore, are subject to the generally less restrictive domestic insurance regulations.

Employees

The Hartford had approximately 30,000 employees as of December 31, 2003.

Available Information

The Hartford files annual, quarterly and current reports, proxy statements and other documents with the Securities and Exchange Commission (the "SEC") under the Securities Exchange Act of 1934 (the "Exchange Act"). The public may read and copy any materials that The Hartford files with the SEC at the SEC's Public Reference Room at 450 Fifth Street, NW, Washington, DC 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Also, the SEC maintains an Internet website that contains reports, proxy and information statements, and other information regarding issuers, including The Hartford, that file electronically with the SEC. The public can obtain reports that The Hartford files with the SEC at http://www.sec.gov.

The Hartford also makes available free of charge on or through its Internet website (http://www.thehartford.com) The Hartford's annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13 or 15(d) of the Exchange Act as soon as reasonably practicable after The Hartford electronically files such material with, or furnishes it to, the SEC.

Item 2. PROPERTIES

The Hartford owns the land and buildings comprising its Hartford location and other properties within the greater Hartford, Connecticut area which total approximately 1.9 million of the 2.2 million square feet owned. In addition, The Hartford leases approximately 5.4 million square feet throughout the United States and 39 thousand square feet in other countries. All of the properties owned or leased are used by one or more of all nine operating segments, depending on the location. (For more information on operating segments see Part 1, Item 1, Business of The Hartford – Reporting Segments.) The Company believes its properties and facilities are suitable and adequate for current operations.

Item 3. LEGAL PROCEEDINGS

The Hartford is involved in claims litigation arising in the ordinary course of business, both as a liability insurer defending third-party claims brought against insureds and as an insurer defending coverage claims brought against it. The Hartford accounts for such activity through the establishment of unpaid claim and claim adjustment expense reserves. Subject to the uncertainties discussed in Note 16 of Notes to Condensed Consolidated Financial Statements under the caption "Asbestos and Environmental Claims," management expects that the ultimate liability, if any, with respect to such ordinary-course claims litigation, after consideration of provisions made for potential losses and costs of defense, will not be material to the consolidated financial condition, results of operations or cash flows of The Hartford.

The Hartford is also involved in other kinds of legal actions, some of which assert claims for substantial amounts. These actions include, among others, putative state and federal class actions seeking certification of a state or national class. Such putative class actions have alleged, for example, underpayment of claims or improper underwriting practices in connection with various kinds of insurance policies, such as personal and commercial automobile, premises liability, and inland marine, and improper sales practices in connection with the sale of life insurance and other investment products. The Hartford also is involved in individual actions in which punitive damages are sought, such as claims alleging bad faith in the handling of insurance claims. Management expects that the ultimate liability, if any, with respect to such lawsuits, after consideration of provisions made for potential losses and costs of defense, will not be material to the consolidated financial condition of The Hartford. Nonetheless, given the large or indeterminate amounts sought in certain of these actions, and the inherent unpredictability of litigation, it is possible that an adverse outcome in certain matters could, from time to time, have a material adverse effect on the Company's consolidated results of operations or cash flows in particular quarterly or annual periods.

As further discussed in the MD&A under the caption "Other Operations," The Hartford continues to receive asbestos and environmental claims that involve significant uncertainty regarding policy coverage issues. Regarding these claims, The Hartford continually reviews its overall reserve levels, methodologies and reinsurance coverages.

The MacArthur Litigation – Hartford Accident and Indemnity Company ("Hartford A&I"), a subsidiary of the Company, issued primary general liability policies to Mac Arthur Company and its subsidiary, Western MacArthur Company, both former regional distributors of asbestos products (collectively or individually, "MacArthur"), during the period 1967 to 1976. In 1987, Hartford A&I notified MacArthur that its available limits for asbestos bodily injury claims under these policies had been exhausted, and MacArthur ceased submitting claims to Hartford A&I under these policies. Thirteen years later, MacArthur filed an action against Hartford A&I seeking for the first time additional coverage for asbestos bodily injury claims under the Hartford A&I primary policies on the theory that Hartford A&I had not exhausted limits MacArthur alleged to be available for non-products liability. Following the voluntary dismissal of MacArthur's original action, the coverage litigation proceeded in the Superior Court in Alameda County, California. MacArthur sought a declaration of coverage and damages, alleging that its liability for liquidated but unpaid asbestos bodily injury claims was $2.5 billion, of which more than $1.8 billion consisted of unpaid judgments, and that it had substantial additional liability for unliquidated and future claims. Four asbestos claimants holding default judgments against MacArthur also were joined as plaintiffs and asserted a right to an accelerated trial. Hartford A&I has been vigorously defending that action.

On June 3, 2002, The St. Paul Companies, Inc. ("St. Paul") announced a settlement of a coverage action brought by MacArthur against United States Fidelity and Guaranty Company ("USF&G"), a subsidiary of St. Paul. Under the settlement, St. Paul agreed to pay a total of $975 to resolve its asbestos liability to MacArthur in conjunction with a proposed bankruptcy petition and pre-packaged plan of reorganization to be filed by MacArthur. On November 22, 2002, pursuant to the terms of its settlement with St. Paul, MacArthur filed a bankruptcy petition and proposed plan of reorganization. A month-long confirmation trial was held during the fourth quarter of 2003. Hartford A&I objected to the proposed plan and took the leading role for the objectors at trial.

On December 19, 2003, Hartford A&I entered into a settlement agreement with MacArthur, the Official Unsecured Creditors Committee representing the asbestos plaintiffs, the Futures Representative appointed by the court, and the plaintiffs' lawyers representing the holders of default judgments against MacArthur. The settlement is contingent on the occurrence of certain conditions, including final, non-appealable court orders approving the settlement agreement and confirming a bankruptcy plan under which, among other things, all claims against the Company relating to the asbestos liability of MacArthur are enjoined. If the conditions are met, the settlement will resolve all disputes concerning Hartford A&I's alleged obligations arising from MacArthur's asbestos liability. Under the settlement agreement, Hartford A&I will pay $1.15 billion into an escrow account in the first quarter of 2004, and the funds will be disbursed to a trust to be established for the benefit of present and future asbestos claimants pursuant to the bankruptcy plan once all conditions precedent to the settlement have occurred.

In January 2004, the bankruptcy court approved the settlement agreement and entered an order confirming a plan of reorganization that provides for the injunctions and other protections required under the settlement agreement. The injunctions will become effective when they are affirmed by the district court. Management expects that all conditions to the settlement will be satisfied, but it is not certain whether or when those conditions will be satisfied.

Bancorp Services, LLC – In the third quarter of 2003, Hartford Life Insurance Company ("HLIC") and its affiliate International Corporate Marketing Group, LLC ("ICMG") settled their intellectual property dispute with Bancorp Services, LLC ("Bancorp"). The dispute concerned, among other things, Bancorp's claims for alleged patent infringement, breach of a confidentiality agreement, and misappropriation of trade secrets related to certain stable value corporate-owned life insurance products.

Under the terms of the settlement, The Hartford will pay a minimum of $70 and a maximum of $80, depending on the outcome of the patent appeal, to resolve all disputes between the parties. The appeal from the trade secret and breach of contract judgment will be dismissed. The settlement resulted in the recording of an additional charge of $40 after-tax in the third quarter of 2003, reflecting the maximum amount payable under the settlement. In November of 2003, the Company paid the initial $70 of the settlement.

Reinsurance Arbitration – On March 16, 2003, a final decision and award was issued in the previously disclosed reinsurance arbitration between subsidiaries of The Hartford and one of their primary reinsurers relating to policies with guaranteed death benefits written from 1994 to 1999. The arbitration involved alleged breaches under the reinsurance treaties. Under the terms of the final decision and award, the reinsurer's reinsurance obligations to The Hartford's subsidiaries were unchanged and not limited or reduced in any manner. The award was confirmed by the Connecticut Superior Court on May 5, 2003.

Item 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matter was submitted to a vote of security holders of The Hartford during the fourth quarter of 2003.

PART II

Item 5. MARKET FOR THE HARTFORD'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

The Hartford's common stock is traded on the New York Stock Exchange ("NYSE") under the trading symbol "HIG".

The following table presents the high and low closing prices for the common stock of The Hartford on the NYSE for the periods indicated, and the quarterly dividends declared per share.

	1st Qtr.	2nd Qtr.	3rd Qtr.	4th Qtr.
2003				
Common Stock Price				
High	$48.71	$51.84	$55.75	$59.03
Low	32.30	36.18	49.88	53.10
Dividends Declared	0.27	0.27	0.27	0.28
2002				
Common Stock Price				
High	$68.56	$69.97	$58.63	$50.10
Low	59.93	58.04	41.00	37.38
Dividends Declared	0.26	0.26	0.26	0.27

As of February 20, 2004, the Company had approximately 126,000 shareholders. The closing price of The Hartford's common stock on the NYSE on February 20, 2004 was $65.42.

On October 16, 2003, The Hartford's Board of Directors declared a quarterly dividend of $0.28 per share payable on January 2, 2004 to shareholders of record as of December 1, 2003. The dividend represented a 4% increase from the prior quarter. Dividend decisions are based on and affected by a number of factors, including the operating results and financial requirements of The Hartford and the impact of regulatory restrictions discussed in the Capital Resources and Liquidity section of the MD&A under "Liquidity Requirements".

There are also various legal limitations governing the extent to which The Hartford's insurance subsidiaries may extend credit, pay dividends or otherwise provide funds to The Hartford Financial Services Group, Inc. as discussed in the Capital Resources and Liquidity section of the MD&A under "Liquidity Requirements".

Equity Compensation Plan Information

The following table provides information as of December 31, 2003 about the securities authorized for issuance under the Company's equity compensation plans. The Company maintains The Hartford Incentive Stock Plan, The Hartford Employee Stock Purchase Plan (the "ESPP"), and The Hartford Restricted Stock Plan for Non-Employee Directors (the "Director's Plan"), pursuant to which it may grant equity awards to eligible persons. In addition, the Company maintains the 2000 PLANCO Non-employee Option Plan (the "PLANCO Plan"), pursuant to which it may grant awards to non-employee wholesalers of PLANCO products.

	(a) Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	(b) Weighted-average Exercise Price of Outstanding Options, Warrants and Rights	(c) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))	
Equity compensation plans approved by stockholders	20,937,715	48.63	9,475,461	[1] [2] [3]
Equity compensation plans not approved by stockholders	280,762	53.15	167,720	
Total	**21,218,477**	**48.69**	**9,643,181**	

[1] Of these shares, 3,091,671 shares remain available for purchase under the ESPP.

[2] Of these shares, a maximum of 2,933,086 shares remain available for issuance as restricted stock or performance shares under The Hartford Incentive Stock Plan.

[3] Of these shares, 130,569 shares remain available for issuance under the Director's Plan.

Summary Description of the 2000 PLANCO Non-Employee Option Plan

The Company's Board of Directors adopted the PLANCO Plan on July 20, 2000, and amended it on February 20, 2003 to increase the number of shares of the Company's common stock subject to the plan to 450,000 shares. The stockholders of the Company have not approved the PLANCO Plan.

Eligibility – Any non-employee independent contractor serving on the wholesale sales force as an insurance agent who is an exclusive agent of the Company or who derives more than 50% of his or her annual income from the Company is eligible.

Terms of options – Nonqualified stock options ("NQSOs") to purchase shares of common stock are available for grant under the PLANCO Plan. The administrator of the PLANCO Plan, the Compensation and Personnel Committee, (i) determines the recipients of options under the PLANCO Plan, (ii) determines the number of shares of common stock covered by such options, (iii) determines the dates and the manner in which options become exercisable (which is typically in three equal annual installments beginning on the first anniversary of the date of grant), (iv) sets the exercise price of options (which may be less than, equal to or greater than the fair market value of common stock on the date of grant) and (v) determines the other terms and conditions of each option. Payment of the exercise price may be made in cash, other shares of the Company's common stock or through a same day sale program. The term of an NQSO may not exceed ten years and two days from the date of grant.

If an optionee's required relationship with the Company terminates for any reason, other than for cause, any exercisable options remain exercisable for a fixed period of three months, not to exceed the remainder of the option's term. Any options that are not exercisable at the time of such termination are cancelled on the date of such termination. If the optionee's required relationship is terminated for cause, the options are canceled immediately.

Acceleration in Connection with a Change in Control – Upon the occurrence of a change in control, each option outstanding on the date of such change in control, and which is not then fully vested and exercisable, shall immediately vest and become exercisable. In general, a "Change in Control" will be deemed to have occurred upon the acquisition of 20% or more of the outstanding voting stock of the Company, a tender or exchange offer to acquire 15% or more of the outstanding voting stock of the Company, certain mergers or corporate transactions resulting in the shareholders of the Company before the transactions owning less than 55% of the entity surviving the transactions, certain transactions involving a transfer of substantially all of the Company's assets or a change in greater than 50% of the Board members over a two year period. See Note 11 of Notes to Consolidated Financial Statements for a description of The Hartford Incentive Stock Plan and the ESPP.

Private Placements

On July 10, 2003, the Company issued $320 in aggregate principal amount of its unregistered 4.625% senior notes, due 2013. The unregistered senior notes were offered and sold only to qualified institutional buyers in compliance with Rule 144A of the Securities Act of 1933 and, outside the United States, in compliance with Regulation S of the Securities Act of 1933. The initial purchasers of the senior notes were Banc of America Securities LLC, Wachovia Capital Markets, LLC and Banc One Capital Markets, Inc. The net proceeds from the offering, along with available cash, were used to redeem $320 net aggregate principal amount of the Company's then outstanding 7.70% junior subordinated deferrable interest debentures, series A, due February 28, 2016, underlying the 7.70% cumulative quarterly income preferred securities, series A, originally issued by Hartford Capital I. On January 22, 2004, pursuant to terms and conditions set forth in the registration statement on Form S-4 (Reg. No. 333-110274) effective as of January 20, 2004 and the related prospectus, the Company commenced an exchange offer whereby the unregistered senior notes can be exchanged for registered senior notes with identical terms. The exchange offer terminated on February 25, 2004.

Item 6. SELECTED FINANCIAL DATA

(In millions, except for per share data and combined ratios)

	2003	2002	2001	2000	1999
Income Statement Data					
Total revenues *[1]*	$ 18,733	$ 16,417	$ 15,980	$ 15,312	$ 13,945
Income (loss) before cumulative effect of accounting changes *[2]*	(91)	1,000	541	974	862
Net income (loss) *[2] [3]*	(91)	1,000	507	974	862
Balance Sheet Data					
Total assets	$ 225,853	$ 181,975	$ 181,593	$ 171,951	$ 167,486
Long-term debt	4,613	4,064	3,377	3,105	2,798
Total stockholders' equity	11,639	10,734	9,013	7,464	5,466
Earnings (Loss) Per Share Data					
Basic earnings (loss) per share *[2]*					
Income (loss) before cumulative effect of accounting changes *[2]*	$ (0.33)	$ 4.01	$ 2.27	$ 4.42	$ 3.83
Net income (loss) *[2] [3]*	(0.33)	4.01	2.13	4.42	3.83
Diluted earnings (loss) per share *[2] [4]*					
Income (loss) before cumulative effect of accounting changes *[2]*	(0.33)	3.97	2.24	4.34	3.79
Net income (loss) *[2] [3]*	(0.33)	3.97	2.10	4.34	3.79
Dividends declared per common share	1.09	1.05	1.01	0.97	0.92
Other Data					
Mutual fund assets *[5]*	$ 22,462	$ 15,321	$ 16,809	$ 11,432	$ 6,374
Operating Data					
Combined ratios					
North American Property & Casualty *[6]*	98.0	99.8	112.5	102.9	102.7

[1] 2001 includes a $91 reduction in premiums from reinsurance cessions related to September 11.

[2] 2003 includes an after-tax charge of $1,701 related to the Company's 2003 asbestos reserve addition, $40 of after-tax expense related to the settlement of the Bancorp Services, LLC litigation dispute, $30 of tax benefit in Life primarily related to the favorable treatment of certain tax items arising during the 1996-2002 tax years, and $27 after-tax of severance charges in Property & Casualty. 2002 includes $76 tax benefit in Life, $11 after-tax expense in Life related to Bancorp and an $8 after-tax benefit in Life's September 11 exposure. 2001 includes $440 of losses related to September 11 and a $130 tax benefit in Life.

[3] 2001 includes a $34 after-tax charge related to the cumulative effect of accounting changes for the Company's adoption of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" and EITF Issue No. 99-20, "Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interests in Securitized Financial Assets".

[4] As a result of the net loss for the year ended December 31, 2003, Statement of Financial Accounting Standards No. 128, "Earnings per Share" requires the Company to use basic weighted average common shares outstanding in the calculation of the year ended December 31, 2003 diluted earnings (loss) per share, since the inclusion of options of 1.8 would have been antidilutive to the earnings per share calculation. In the absence of the net loss, weighted average common shares outstanding and dilutive potential common shares would have totaled 274.2.

[5] Mutual funds are owned by the shareholders of those funds and not by the Company. As a result, they are not reflected in total assets on the Company's balance sheet.

[6] 2001 includes the impact of September 11. Before the impact of September 11, the 2001 combined ratio was 103.5.

Item 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(Dollar amounts in millions, except for per share data, unless otherwise stated)

Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") addresses the financial condition of The Hartford Financial Services Group, Inc. and its subsidiaries (collectively, "The Hartford" or the "Company") as of December 31, 2003, compared with December 31, 2002, and its results of operations for each of the three years in the period ended December 31, 2003. This discussion should be read in conjunction with the Consolidated Financial Statements and related Notes beginning on page F-1. Certain reclassifications have been made to prior year financial information to conform to the current year presentation.

Certain of the statements contained herein are forward-looking statements. These forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and include estimates and assumptions related to economic, competitive and legislative developments. These forward-looking statements are subject to change and uncertainty which are, in many instances, beyond the Company's control and have been made based upon management's expectations and beliefs concerning future developments and their potential effect upon the Company. There can be no assurance that future developments will be in accordance with management's expectations or that the effect of future developments on The Hartford will be those anticipated by management. Actual results could differ materially from those expected by the Company, depending on the outcome of various factors. These factors include: the difficulty in predicting the Company's potential exposure for asbestos and environmental claims and related litigation, including the Company's dispute with Mac Arthur Company and its subsidiary, Western MacArthur Company (collectively, or individually, "MacArthur") if the conditions to the consummation of our settlement with MacArthur are not satisfied; the uncertain nature of damage theories and loss amounts and the development of additional facts related to the September 11 terrorist attack ("September 11"); the uncertain effect on the Company of the Jobs and Growth Tax Relief Reconciliation Act of 2003, in particular the reduction in tax rates on long-term capital gains and most dividend distributions; the response of reinsurance companies under reinsurance contracts, the impact of increasing reinsurance rates and the availability and adequacy of reinsurance to protect the Company against losses; the inability to effectively mitigate the impact of equity market volatility on the Company's financial position and results of operations arising from obligations under annuity product guarantees; the possibility of more unfavorable loss experience than anticipated; the possibility of general economic and business conditions that are less favorable than anticipated; the incidence and severity of catastrophes, both natural and man-made; the effect of changes in interest rates, the stock markets or other financial markets; stronger than anticipated competitive activity; unfavorable legislative, regulatory or judicial developments; the Company's ability to distribute its products through distribution channels, both current and future; the uncertain effects of emerging claim and coverage issues; the effect of assessments and other surcharges for guaranty funds and second-injury funds and other mandatory pooling arrangements; a downgrade in the Company's claims-paying, financial strength or credit ratings; the ability of the Company's subsidiaries to pay dividends to the Company; and other factors described in such forward-looking statements.

INDEX

OVERVIEW

The Hartford provides investment products and life and property and casualty insurance to both individual and business customers in the United States and internationally. The Company is organized into two major operations: Life and Property & Casualty. An overview of these operations and the principal factors that drive the profitability of these operations follows.

Life

Life provides investment and retirement products such as variable and fixed annuities, mutual funds and retirement plan services and other institutional products; individual and corporate owned life insurance; and, group benefit products, such as group life and group disability insurance.

Life derives its revenues principally from: (a) fee income, including asset management fees, on separate account and mutual fund assets and mortality and expense fees, as well as cost of insurance charges; (b) fully insured premiums; (c) certain other fees; and (d) net investment income on general account assets. Asset management fees and mortality and expense fees are primarily generated from separate account assets, which are deposited with the Company through the sale of variable annuity and variable universal life products and from mutual funds. Cost of insurance charges are assessed on the net amount at risk for investment-oriented life insurance products.

Premium revenues are derived primarily from the sale of group life and group disability insurance products.

Life's expenses essentially consist of interest credited to policyholders on general account liabilities, insurance benefits provided, dividends to policyholders, costs of selling and servicing the various products offered by the Company, and other general business expenses.

Life's profitability in its variable annuity, mutual fund and, to a lesser extent, variable universal life businesses depends largely on the amount of its assets under management on which it earns fees and the level of fees charged. Changes in assets under management are comprised of two main factors: net flows, which measure the success of Life's asset gathering and retention efforts (sales and other deposits less surrenders) and the market return of the funds, which is heavily influenced by the return on the equity markets. The profitability of Life's fixed annuities depends largely on its ability to earn target spreads between earned investment rates on its general account assets and interest credited to policyholders. Profitability is also influenced by operating expense management including the benefits of economies of scale in its variable annuity businesses in particular. In addition, the size and persistency of gross profits from these businesses is an important driver of earnings as it affects the amortization of the deferred policy acquisition costs.

Life's profitability in its individual life insurance and group benefits businesses depends largely on the size of its in force block, the adequacy of product pricing and underwriting discipline, and the efficiency of its claims and expense management.

Property & Casualty

Property & Casualty provides a number of coverages to businesses throughout the United States, including workers' compensation, property, automobile, liability, umbrella, specialty casualty, marine, agriculture, bond, professional liability and directors and officer's liability coverage. Property & Casualty also provides automobile, homeowners and home-based business coverage to individuals throughout the United States as well as insurance related services to businesses.

Property & Casualty derives its revenues principally from premium earned for insurance coverages provided to insureds, investment income, net realized capital gains and losses, and, to a lesser extent, from fees earned for services provided to third parties. Premiums are earned on a pro rata basis over the terms of the related policies in force.

Service fees principally include revenues from third party claims administration services provided by Specialty Risk Services and revenues from member contact center services provided through AARP's Health Care Options program.

Property & Casualty underwriting segments are evaluated by The Hartford's management primarily based upon underwriting results. Underwriting results represent earned premiums less incurred claims, claim adjustment expenses and underwriting expenses. Underwriting results are influenced significantly by the adequacy of the Company's pricing. Property & Casualty seeks to price its insurance policies such that insurance premiums and net investment income earned on premiums received will cover underwriting expenses and the ultimate cost of paying claims reported on the policies and provide for a profit margin. For some of its insurance products, Property & Casualty is required to obtain approval for its premium rates from state insurance departments.

Underwriting profitability is also greatly influenced by the Company's underwriting discipline which seeks to manage exposure to loss through favorable risk selection and by its ability to manage its expense ratio which it accomplishes through economies of scale and its management of underwriting expenses.

In setting its pricing, Property & Casualty assumes an expected level of losses from natural or man-made catastrophes that will cover the Company's exposure to catastrophes over the long-term. In any one year, however, Property & Casualty's actual losses from catastrophes may be significantly more or less than that assumed in its pricing. A catastrophe loss is an event that causes $25 or more in industry insured property losses and affects a significant number of property and casualty policyholders and insurers.

Also, given the lag in the period from when claims are incurred to when they are reported and paid, final claim settlements may vary from current estimates of incurred losses and loss expenses, particularly when those payments may not occur until well into the future. Adjustments to previously established loss and loss expense reserves, if any, are reflected in underwriting results in the period in which the adjustment is determined to be necessary.

Through its Other Operations segment, Property & Casualty is responsible for managing the operations of The Hartford that have discontinued writing new business as well as managing the claims related to asbestos and environmental exposures. As such, the underwriting loss in Other Operations is principally related to development on claim and claim adjustment expense reserves.

The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America ("GAAP"), requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The Company has identified the following estimates as critical in that they involve a higher degree of judgment and are subject to a significant degree of variability; reserves; investments; deferred policy acquisition costs and present value of future profits; pension and other postretirement benefits; and contingencies. In developing these estimates management makes subjective and complex judgments that are inherently uncertain and subject to material change as facts and circumstances develop. Although variability is inherent in these estimates, management believes the amounts provided are appropriate based upon the facts available upon compilation of the financial statements.

Reserves

Life

The Company's life insurance subsidiaries establish and carry as liabilities actuarially determined reserves which are calculated to meet The Hartford's future obligations. Reserves for life insurance and disability contracts are based on actuarially recognized methods using prescribed morbidity and mortality tables in general use in the United States, which are modified to reflect the Company's actual experience when appropriate. These reserves are computed at amounts that, with additions from estimated premiums to be received and with interest on such reserves compounded annually at certain assumed rates, are expected to be sufficient to meet the Company's policy obligations at their maturities or in the event of an insured's death. Changes in or deviations from the assumptions used for mortality, morbidity, expected future premiums and interest can significantly affect the Company's reserve levels and related future operations. Reserves also include unearned premiums, premium deposits, claims incurred but not reported ("IBNR") and claims reported but not yet paid. Reserves for assumed reinsurance are computed in a manner that is comparable to direct insurance reserves.

The liability for policy benefits for universal life-type contracts and interest-sensitive whole life policies is equal to the balance that accrues to the benefit of policyholders, including credited interest, amounts that have been assessed to compensate the Company for services to be performed over future periods, and any amounts previously assessed against policyholders that are refundable on termination of the contract.

For investment contracts, policyholder liabilities are equal to the accumulated policy account values, which consist of an accumulation of deposit payments plus credited interest, less withdrawals and amounts assessed through the end of the period. Certain investment contracts include provisions whereby a guaranteed minimum death benefit ("GMDB") is provided in the event that the contractholder's account value at death is below the guaranteed value. Although the Company reinsures the majority of the death benefit guarantees associated with its in-force block of business, declines in the equity market may increase the Company's net exposure to death benefits under these contracts. In addition, these contracts contain various provisions for determining the amount of the death benefit guaranteed following the withdrawal of a portion of the account value by the policyholder. Partial withdrawals under certain of these contracts may not result in a reduction in the guaranteed minimum death benefit in proportion to the account value surrendered. The Company records the death benefit costs, net of reinsurance, upon death. See Impact of New Accounting Standards section for a discussion of the Company's adoption of Statement of Position 03-1, "Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts" (the "SOP") in 2004 and the recording of a liability for GMDB in accordance with the provisions of the SOP.

For the Company's group disability policies, the level of reserves is based on a variety of factors including particular diagnoses, termination rates and benefit levels.

Property & Casualty

The Hartford establishes property and casualty reserves to provide for the estimated costs of paying claims made under policies written by the Company. These reserves include estimates for both claims that have been reported and those that have been incurred but not reported, and include estimates of all expenses associated with processing and settling these claims. Estimating the ultimate cost of future claims and claim adjustment expenses is an uncertain and complex process. This estimation process is based largely on the assumption that past developments are an appropriate predictor of future events and involves a variety of actuarial techniques that analyze experience, trends and other relevant factors. Reserve estimates can change over time because of unexpected changes in the external environment. Potential external factors include (1) changes in the inflation rate for goods and services related to covered damages such as medical care, hospital care, auto parts, wages and home repair, (2) changes in the general economic environment that could cause unanticipated changes in the claim frequency per unit insured, (3) changes in the litigious environment as evidenced by changes in claimant attorney representation in the claims negotiation and settlement process, (4) changes in the judicial environment regarding the interpretation of policy provisions relating to the determination of coverage and/or the amount of damages awarded for certain types of damages, (5) changes in the social environment regarding the general attitude of juries in the determination of liability and damages, (6) changes in the regulatory environment regarding rates, rating plans and policy forms, (7) changes in the legislative environment regarding the definition of damages and (8) new types of injuries caused by new types of exposure to injury: past examples include breast implants, tobacco products, lead paint, construction defects and blood product contamination. Reserve estimates can also change over time because of changes in internal company operations. Potential internal factors include (1) periodic changes in claims handling procedures, (2) growth in new lines of business where exposure and loss development patterns are not well established or (3) changes in the quality of risk selection in the underwriting process. In the case of reinsurance, all of the above risks apply. In addition, changes in ceding company case reserving and reporting patterns create additional factors that need to be considered in estimating the reserves. Due to the inherent complexity of the assumptions used, final claim settlements may vary significantly from the present estimates, particularly when those settlements may not occur until well into the future.

The Hartford, like other insurance companies, categorizes and tracks its insurance reserves for its segments by "line of business", such as general liability, commercial multi-peril, workers' compensation, auto bodily injury, auto physical damage, homeowners and assumed reinsurance. Furthermore, The Hartford regularly reviews the appropriateness of reserve levels at the line of business level, taking into consideration the variety of trends that impact the ultimate settlement of claims for the subsets of claims in each particular line of business. Adjustments to previously established reserves, if any, are reflected in the operating results of the period in which the adjustment is determined to be necessary. In the judgment of management, all information currently available has been properly considered in the reserves established for claims and claim adjustment expenses.

The Hartford is a multiline company in the property and casualty business. The Hartford is therefore subject to reserve uncertainty stemming from conditions, including but not limited to, those noted above, any of which could be material at any point in time for any segment. Certain issues may become more or less important over time as external or internal conditions change. As various market conditions develop, management must assess whether those conditions constitute a long-term trend that should result in a reserving action (i.e. increasing or decreasing the reserve). Below is a discussion of certain market conditions that Company management has observed during 2003.

The Company continues to carry the original incurred amount related to September 11, less any paid losses. Actual experience in some cases appears to be developing favorably to our original expectations, such as the higher than anticipated rate of participation in the victim's compensation fund. There is still uncertainty, particularly with respect to coverage disputes and the potential for the emergence of latent injuries. Furthermore, the deadline for filing a liability claim with respect to September 11 has been extended to March 11, 2004. As various deadlines pass and more coverage disputes are settled either outside of court or through a court decision, the uncertainty about various aspects of the reserves will likely be reduced. The Company will continue to evaluate these reserves on a quarterly basis throughout 2004 and will make adjustments where appropriate.

Within the commercial segments and the Other Operations segment, the Company has exposure to losses from construction defects and other mass torts. Construction defect losses involve the allegation of property damage from poor construction. The Company also has exposure to claims asserted for bodily injury as a result of long-term or continuous exposure to harmful products or substances. Examples include, but are not limited to, pharmaceutical products, latex gloves, silica and lead paint. Such exposures involve potentially long latency periods and the spreading of coverage across years. These factors make reserves for such claims more uncertain than other bodily injury or property damage claims.

In Personal Lines, reserving estimates are generally less variable than for the Company's other property and casualty segments. This is largely due to the coverages having relatively shorter periods of loss emergence. Estimates, however, can still vary due to a number of factors, including interpretations of frequency and severity trends and their impact on recorded reserve levels. With respect to severity, the Company's current accident year case reserves indicated a moderation in claim severity trends, which may be attributable in whole or in part to recent changes in internal claim practices. Changes in claim practices increase the uncertainty in the interpretation of case reserve data which, therefore, increases the uncertainty in recorded reserve levels.

In Business Insurance, workers' compensation is the Company's single biggest line and the line with the longest pattern of loss emergence. Reserve estimates for workers' compensation are particularly sensitive to assumptions about medical inflation, which has been increasing steadily over the past few years. In addition, changes in state legislative and regulatory environments impact the Company's estimates. In particular, the California environment has been very volatile. The California legislature has recently passed a slate of reforms with the intention of reducing loss costs. Some of the reforms will impact open claims, and therefore, will potentially impact reserve estimates. How these reforms will impact the amount and timing of loss payments is still unknown.

In the Specialty Commercial segment, many lines of insurance, such as excess insurance and deductible workers' compensation insurance are "long-tailed" lines of insurance. For long-tailed lines, the period of time between the incidence of the insured loss and either the reporting of the claim to the insurer, the settlement of the claim, or the payment of the claim can be substantial and in some cases several years. As a result of this extended period of time for losses to emerge, reserve estimates for these lines are more uncertain (i.e. more variable) than reserve estimates for shorter-tailed lines of insurance. Estimating required reserve levels for deductible workers compensation insurance is further complicated by the uncertainty of whether losses that are attributable to the deductible amount can be paid by the insured; if such losses are not paid by the insured due to financial difficulties, the Company would be contractually liable. Another example of reserve variability relates to reserves for directors and officers insurance. The required level of reserves for the recent financial and Wall Street scandals, including those involving the mutual fund industry, the investment banking industry and various highly-publicized bankruptcies, is still uncertain.

In the Reinsurance segments, much of the business is long-tailed; reserve estimates for this business are therefore subject to variability caused by extended loss emergence periods that were described for the Specialty Commercial segment. In the case of assumed reinsurance, there is the added complexity of further reporting delays between the time of the incidence of the loss and the reporting of the claim to the direct insurer and the reporting by the direct insurer to the reinsurer. There is also the complexity of the dependence on the quality and consistency of the loss reporting of the ceding company. And finally, there is the added variability caused by the reinsurer generally not having loss information as detailed as the direct insurer. The Company's reinsurance casualty business for accident years 1997-2001 has proven particularly difficult to project.

In the opinion of management, based upon the known facts and current law, the reserves recorded for The Hartford's property and casualty businesses at December 31, 2003 represent the Company's best estimate of its ultimate liability for claims and claim adjustment expenses related to losses covered by policies written by the Company. However, because of the significant uncertainties surrounding environmental and particularly asbestos exposures, it is possible that management's estimate of the ultimate liabilities for these claims may change and that the required adjustment to recorded reserves could exceed the currently recorded reserves by an amount that could be material to The Hartford's results of operations, financial condition and liquidity.

Asbestos and Environmental Claims

The Hartford continues to receive claims that assert damages from asbestos-related and environmental-related exposures. Asbestos claims relate primarily to bodily injuries asserted by those who came in contact with asbestos or products containing asbestos. Environmental claims relate primarily to pollution and related clean-up costs.

The Hartford wrote several different categories of insurance coverage to which asbestos and environmental claims may apply. First, The Hartford wrote direct policies as a primary liability insurance carrier. Second, The Hartford wrote direct excess insurance policies providing additional coverage for insureds that exhausted their primary liability insurance coverage. Third, The Hartford acted as a reinsurer assuming a portion of risks previously assumed by other insurers writing primary, excess and reinsurance coverages. Fourth, The Hartford participated as a London Market company that wrote both direct insurance and assumed reinsurance business.

In establishing reserves for asbestos and environmental claims, The Hartford evaluates both each insured's probable liability for such claims and each insured's total available insurance coverage for such claims. In evaluating each insured's probable liability for asbestos and environmental claims; The Hartford considers a variety of factors that are unique to each insured. With respect to each insured's probable liability for asbestos claims, these factors include the jurisdictions where underlying claims have been brought, past and anticipated future claim activity, past settlement values of similar claims, allocated claim adjustment expense, and potential bankruptcy impact. The Hartford's evaluation of each insured's probable liability for environmental claims involves consideration of similar factors, including historical values of similar claims, the number of sites involved, the insured's alleged activities at each site, the alleged environmental damage at each site, the respective shares of liability of potentially responsible parties at each site, the appropriateness and cost of remediation at each site, the nature of governmental enforcement activities at each site, the ownership and general use of each site, and potential bankruptcy impact.

Having evaluated the insured's probable liability for asbestos and/or environmental claims, The Hartford then evaluates each insured's insurance coverage program for such claims. The Hartford considers each insured's total available insurance coverage, including the coverage issued by The Hartford. This evaluation includes consideration of the number of years of coverage, applicable limits of liability, self-insured retentions, deductibles, exclusions, insolvencies, and "bare" periods. The Hartford also considers relevant judicial interpretations of policy language and applicable coverage defenses or determinations, if any, including in the case of asbestos claims whether some or all of the claims for which an insured seeks coverage are products or completed operations claims subject to aggregate limits.

For both asbestos and environmental reserves, The Hartford also compares its historical direct net loss and expense paid and incurred experience, and net loss and expense paid and incurred experience year by year, to assess any emerging trends, fluctuations or characteristics suggested by the aggregate paid and incurred activity.

Once the gross ultimate exposure for indemnity and allocated claim adjustment expense is determined for each insured by each policy year, The Hartford calculates its ceded reinsurance projection based on any applicable facultative and treaty reinsurance and the Company's experience with reinsurance collections.

Uncertainties Regarding Adequacy of Asbestos and Environmental Reserves

With regard to both environmental and particularly asbestos claims, significant uncertainty limits the ability of insurers and reinsurers to estimate the ultimate reserves necessary for unpaid losses and related settlement expenses. Conventional reserving techniques cannot reasonably estimate the ultimate cost of these claims, particularly during periods where theories of law are in flux. As a result of the factors discussed in the following paragraphs, the degree of variability of reserve estimates for these exposures is significantly greater than for other, more traditional exposures. In particular, The Hartford believes there is a high degree of uncertainty inherent in the estimation of asbestos loss reserves.

In the case of the reserves for asbestos exposures, factors contributing to the high degree of uncertainty include inadequate development patterns, plaintiffs' expanding theories of liability, the risks inherent in major litigation, and inconsistent emerging legal doctrines. Courts have reached inconsistent conclusions as to when losses are deemed to have occurred and which policies provide coverage; what types of losses are covered; whether there is an insurer obligation to defend; how policy limits are applied; whether particular claims are product/completed operation claims subject to an aggregate limit; and how policy exclusions and conditions are applied and interpreted. Furthermore, insurers in general, including The Hartford, have recently experienced an increase in the number of asbestos-related claims due to, among other things, more intensive advertising by lawyers seeking asbestos claimants, plaintiffs' increased focus on new and previously peripheral defendants, and an increase in the number of insureds seeking bankruptcy protection as a result of asbestos-related liabilities. Plaintiffs and insureds have sought to use bankruptcy proceedings including "pre-packaged" bankruptcies to accelerate and increase loss payments by insurers. In addition, some policyholders have begun to assert new classes of claims for so-called "non-products" coverages to which an aggregate limit of liability may not apply. Recently, many insurers, including The Hartford, also have been sued directly by asbestos claimants asserting that insurers had a duty to protect the public from the dangers of asbestos. Management believes these issues are not likely to be resolved in the near future.

In the case of the reserves for environmental exposures, factors contributing to the high degree of uncertainty include court decisions that have interpreted the insurance coverage to be broader than originally intended; inconsistent decisions, especially across jurisdictions; and uncertainty as to the monetary amount being sought by the claimant from the insured.

Further uncertainties include the effect of the recent acceleration in the rate of bankruptcy filings by asbestos defendants on the rate and amount of The Hartford's asbestos claims payments; a further increase or decrease in asbestos and environmental claims which cannot now be anticipated; whether some policyholders' liabilities will reach the umbrella or excess layers of their coverage; the resolution or adjudication of some disputes pertaining to the amount of available coverage for asbestos claims in a manner inconsistent with The Hartford's previous assessment of these claims; the number and outcome of direct actions against The Hartford; and unanticipated developments pertaining to The Hartford's ability to recover reinsurance for asbestos and environmental claims. It is also not possible to predict changes in the legal and legislative environment and their impact on the future development of asbestos and environmental claims. Additionally, the reporting pattern for excess insurance and reinsurance claims is much longer than direct claims. In many instances, it takes months or years to determine that the customer's own obligations have been met and how the reinsurance in question may apply to such claims. The delay in reporting reinsurance claims and exposures adds to the uncertainty of estimating the related reserves.

Given the factors and emerging trends described above, The Hartford believes the actuarial tools and other techniques it employs to estimate the ultimate cost of claims for more traditional kinds of insurance exposure are less precise in estimating reserves for its asbestos exposures. The Hartford continually evaluates new information and new methodologies in assessing its potential asbestos exposures. At any time, The Hartford may be conducting an analysis of newly identified information. Completion of exposure analyses could cause The Hartford to change its estimates of its asbestos reserves, and the effect of these changes could be material to the Company's consolidated operating results, financial condition and liquidity.

In the first quarter of 2003, The Hartford conducted a detailed study of its asbestos exposures. The Company undertook the study consistent with its practice of regularly updating its reserve estimates as new information becomes available. The Company strengthened its gross and net asbestos reserves by $3.9 billion and $2.6 billion, respectively, during the first quarter ended March 31, 2003.

The process of estimating asbestos reserves remains subject to a wide variety of uncertainties, which are detailed in Note 16 of Notes to Consolidated Financial Statements. Due to these uncertainties, further developments could cause The Hartford to change its estimates of asbestos reserves, and the effect of these changes could be material to the Company's consolidated operating results, financial condition and liquidity.

Investments

The Hartford's investments in both fixed maturities, which include bonds, redeemable preferred stock and commercial paper and equity securities, which include common and non-redeemable preferred stocks, are classified as "available-for-sale" as defined in Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities".

Accordingly, these securities are carried at fair value with the after-tax difference from amortized cost, as adjusted for the effect of deducting the life and pension policyholders' share of the immediate participation guaranteed contracts and certain life and annuity deferred policy acquisition costs, reflected in stockholders' equity as a component of accumulated other comprehensive income ("AOCI"). Policy loans are carried at outstanding balance, which approximates fair value. Other investments primarily consist of limited partnership interests, derivatives and mortgage loans. The limited partnerships are accounted for under the equity method and accordingly the partnership earnings are included in net investment income. Derivatives are carried at fair value and mortgage loans on real estate are recorded at the outstanding principal balance adjusted for amortization of premiums or discounts and net of valuation allowances, if any.

Valuation of Fixed Maturities

The fair value for fixed maturity securities is largely determined by one of three primary pricing methods: independent third party pricing services, independent broker quotations or pricing matrices, which use data provided by external sources. With the exception of short-term securities for which amortized cost is predominantly used to approximate fair value, security pricing is applied using a hierarchy or "waterfall" approach whereby prices are first sought from independent pricing services with the remaining unpriced securities submitted to brokers for prices or lastly priced via a pricing matrix.

Prices from independent pricing services are often unavailable for securities that are rarely traded or are traded only in privately negotiated transactions. As a result, a significant percentage of the Company's asset-backed and commercial mortgage-backed securities are priced via broker quotations. A pricing matrix is used to price securities for which the Company is unable to obtain either a price from a third party service or an independent broker quotation. The pricing matrix begins with current treasury rates and uses credit spreads and issuer-specific yield adjustments received from an independent third party source to determine the market price for the security. The credit spreads incorporate the issuer's credit rating as assigned by a nationally recognized rating agency and a risk premium, if warranted, due to the issuer's industry and security's time to maturity. The issuer-specific yield adjustments, which can be positive or negative, are updated twice annually, as of June 30 and December 31, by an independent third-party source and are intended to adjust security prices for issuer-specific factors. The matrix-priced securities at December 31, 2003 and 2002, primarily consisted of non-144A private placements and have an average duration of 4.5.

The following table identifies the fair value of fixed maturity securities by pricing source as of December 31, 2003 and 2002:

	2003		2002	
	General and Guaranteed Separate Account Fixed Maturities at Fair Value	Percentage of Total Fair Value	General and Guaranteed Separate Account Fixed Maturities at Fair Value	Percentage of Total Fair Value
Priced via independent market quotations	$ 60,871	83.4%	$ 48,680	81.1%
Priced via broker quotations	4,113	5.6%	5,809	9.7%
Priced via matrices	4,253	5.8%	3,232	5.4%
Priced via other methods	337	0.5%	234	0.4%
Short-term investments [1]	3,424	4.7%	2,019	3.4%
Total	$ 72,998	100.0%	$ 59,974	100.0%
Total general accounts	$ 61,263	83.9%	$ 48,889	81.5%
Total guaranteed separate accounts	$ 11,735	16.1%	$ 11,085	18.5%

[1] Short-term investments are valued at amortized cost, which approximates fair value.

The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. As such, the estimated fair value of a financial instrument may differ significantly from the amount that could be realized if the security was sold immediately.

Other-Than-Temporary Impairments

One of the significant estimations inherent in the valuation of investments is the evaluation of other-than-temporary impairments. The evaluation of impairments is a quantitative and qualitative process, which is subject to risks and uncertainties and is intended to determine whether declines in the fair value of investments should be recognized in current period earnings. The risks and uncertainties include changes in general economic conditions, the issuer's financial condition or near term recovery prospects and the effects of changes in interest rates. The Company's accounting policy requires that a decline in the value of a security below its amortized cost basis be assessed to determine if the decline is other-than-temporary. If so, the security is deemed to be other-than-temporarily impaired, and a charge is recorded in net realized capital losses equal to the difference between the fair value and amortized cost basis of the security. The fair value of the other-than-temporarily impaired investment becomes its new cost basis. The Company has a security monitoring process overseen by a committee of investment and accounting professionals that identifies securities that, due to certain characteristics, as described below, are subjected to an enhanced analysis on a quarterly basis.

Securities not subject to Emerging Issues Task Force ("EITF") Issue No. 99-20, "Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interests in Securitized Financial Assets ("non-EITF Issue No. 99-20 securities"), that are depressed by twenty percent or more for six months are presumed to be other-than-temporarily impaired unless the depression is the result of rising interest rates or significant objective verifiable evidence supports that the security price is temporarily depressed and is expected to recover within a reasonable period of time. Non-EITF Issue No. 99-20 securities depressed less than twenty percent or depressed twenty percent or more but for less than six months are also reviewed to determine if an other-than-temporary impairment is present. The primary factors considered in evaluating whether a decline in value for non-EITF Issue No. 99-20 securities is other-than-temporary include: (a) the length of time and the extent to which the fair value has been less than cost, (b) the financial condition, credit rating and near-term prospects of the issuer, (c) whether the debtor is current on contractually obligated interest and principal payments and (d) the intent and ability of the Company to retain the investment for a period of time sufficient to allow for recovery.

For certain securitized financial assets with contractual cash flows (including asset-backed securities), EITF Issue No. 99-20 requires the Company to periodically update its best estimate of cash flows over the life of the security. If the fair value of a securitized financial asset is less than its carrying amount and there has been a decrease in the present value of the estimated cash flows since the last revised estimate, considering both timing and amount, then an other-than-temporary impairment charge is recognized. Projections of expected future cash flows may change based upon new information regarding the performance of the underlying collateral.

For securities expected to be sold, an other-than-temporary impairment charge is recognized if the Company does not expect the fair value of a security to recover to amortized cost prior to the expected date of sale. Once an impairment charge has been recorded, the Company continues to review the other-than-temporarily impaired securities for additional other-than-temporary impairments.

Valuation of Derivative Instruments

Derivative instruments are reported at fair value based upon either independent market quotations for exchange traded derivative contracts, independent third party pricing sources or pricing valuation models which utilize independent third party data as inputs. An embedded derivative instrument is reported at fair value based upon internally established valuations that are consistent with external valuation models, quotations furnished by dealers in such instrument or market quotations. The Company has calculated the fair value of the guaranteed minimum withdrawal benefit ("GMWB") embedded derivative liability based on actuarial assumptions related to the projected cash flows, including benefits and related contract charges, over the lives of the contracts, incorporating expectations concerning policyholder behavior. Because of the dynamic and complex nature of these cash flows, stochastic techniques under a variety of market return scenarios and other best estimate assumptions are used. Estimating these cash flows involves numerous estimates and subjective judgments including those regarding expected market rates of return, market volatility, correlations of market returns and discount rates. At each valuation date, the Company assumes expected returns based on risk-free rates as represented by the current LIBOR forward curve rates; market volatility assumptions for each underlying index is based on a blend of observed market "implied volatility" data and annualized standard deviations of monthly returns using the most recent 20 years of observed market performance; correlations of market returns across underlying indices is based on actual observed market returns and relationships over the ten years preceding the valuation date; and current risk-free spot rates as represented by the current LIBOR spot curve is used to determine the present value of expected future cash flows produced in the stochastic projection process.

Deferred Policy Acquisition Costs and Present Value of Future Profits

Life

Policy acquisition costs, which include commissions and certain other expenses that vary with and are primarily associated with acquiring business, are deferred and amortized over the estimated lives of the contracts, usually 20 years. These deferred costs, together with the present value of future profits of acquired business, are recorded as an asset commonly referred to as deferred policy acquisition costs and present value of future profits ("DAC"). At December 31, 2003 and 2002, the carrying value of the Company's Life operations DAC was $6.6 billion and $5.8 billion, respectively. For statutory accounting purposes, such costs are expensed as incurred.

DAC related to traditional policies are amortized over the premium-paying period in proportion to the present value of annual expected premium income. DAC related to investment contracts and universal life-type contracts are deferred and amortized using the retrospective deposit method. Under the retrospective deposit method, acquisition costs are amortized in proportion to the present value of estimated gross profits ("EGPs"), arising principally from projected investment, mortality and expense margins and surrender charges. The attributable portion of the DAC amortization is allocated to realized gains and losses on investments. The DAC balance is also adjusted through other comprehensive income by an amount that represents the amortization of deferred policy acquisition costs that would have been required as a charge or credit to operations had unrealized gains and losses on investments been realized. Actual gross profits can vary from management's estimates, resulting in increases or decreases in the rate of amortization.

The Company regularly evaluates its EGPs to determine if actual experience or other evidence suggests that earlier estimates should be revised. In the event that the Company were to revise its EGPs, the cumulative DAC amortization would be adjusted to reflect such revised EGPs in the period the revision was determined to be necessary. Several assumptions considered to be significant in the development of EGPs include separate account fund performance, surrender and lapse rates, estimated interest spread and estimated mortality. The separate account fund performance assumption is critical to the development of the EGPs related to the Company's variable annuity and to a lesser extent, variable universal life insurance businesses. The average annual long-term rate of assumed separate account fund performance (before mortality and expense charges) used in estimating gross profits for the variable annuity and variable universal life insurance business was 9% for the years ended December 31, 2003 and 2002. For other products including fixed annuities and other universal life-type contracts, the average assumed investment yield ranged from 5% to 8.5% for both years ended December 31, 2003 and 2002.

The Company has developed sophisticated modeling capabilities to evaluate its DAC asset, which allowed it to run a large number of stochastically determined scenarios of separate account fund performance. These scenarios were then utilized to calculate a statistically significant range of reasonable estimates of EGPs. This range was then compared to the present value of EGPs currently utilized in the DAC amortization model. As of December 31, 2003, the present value of the EGPs utilized in the DAC amortization model fall within a reasonable range of statistically calculated present value of EGPs. As a result, the Company does not believe there is sufficient evidence to suggest that a revision to the EGPs (and therefore, a revision to the DAC) as of December 31, 2003 is necessary; however, if in the future the EGPs utilized in the DAC amortization model were to exceed the margin of the reasonable range of statistically calculated EGPs, a revision could be necessary. Furthermore, the Company has estimated that the present value of the EGPs is likely to remain within a reasonable range if overall separate account returns decline by 15% or less for 2004, and if certain other assumptions that are implicit in the computations of the EGPs are achieved.

Additionally, the Company continues to perform analyses with respect to the potential impact of a revision to future EGPs. If such a revision to EGPs were deemed necessary, the Company would adjust, as appropriate, all of its assumptions for products accounted for in accordance with SFAS No. 97, "Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments", and reproject its future EGPs based on current account values at the end of the quarter in which a revision is deemed to be necessary. To illustrate the effects of this process, assume the Company had concluded that a revision of the Company's EGPs was required at December 31, 2003. If the Company assumed a 9% average long-term rate of growth from December 31, 2003 forward along with other appropriate assumption changes in determining the revised EGPs, the Company estimates the cumulative increase to amortization would be approximately $45-$50, after-tax. If instead the Company were to assume a long-term growth rate of 8% in determining the revised EGPs, the adjustment would be approximately $60-$70, after-tax. Assuming that such an adjustment were to have been required, the Company anticipates that there would have been immaterial impacts on its DAC amortization for the 2004 and 2005 years exclusive of the adjustment, and that there would have been positive earnings effects in later years. Any such adjustment would not affect statutory income or surplus, due to the prescribed accounting for such amounts that is discussed above.

Aside from absolute levels and timing of market performance assumptions, additional factors that will influence this determination include the degree of volatility in separate account fund performance and shifts in asset allocation within the separate account made by policyholders. The overall return generated by the separate account is dependent on several factors, including the relative mix of the underlying sub-accounts among bond funds and equity funds as well as equity sector weightings. The Company's overall separate account fund performance has been reasonably correlated to the overall performance of the S&P 500 Index (which closed at 1,112 on December 31, 2003), although no assurance can be provided that this correlation will continue in the future.

The overall recoverability of the DAC asset is dependent on the future profitability of the business. The Company tests the aggregate recoverability of the DAC asset by comparing the amounts deferred to the present value of total EGPs. In addition, the Company routinely stress tests its DAC asset for recoverability against severe declines in its separate account assets, which could occur if the equity markets experienced another significant sell-off, as the majority of policyholders' funds in the separate accounts is invested in the equity market. As of December 31, 2003, the Company believed variable annuity separate account assets could fall by at least 40% before portions of its DAC asset would be unrecoverable.

Pension and Other Postretirement Benefit Obligations

Pursuant to accounting principles related to the Company's pension and other postretirement benefit obligations to employees under its various benefit plans, the Company is required to make a significant number of assumptions in order to estimate the related liabilities and expenses each period. The two economic assumptions that have the most impact on pension expense are the discount rate and the expected long-term rate of return. In determining the discount rate assumption, the Company utilizes current market information provided by its plan actuaries, including a discounted cash flow analysis of the Company's pension obligation and general movements in the current market environment. In particular, the Company uses an interest rate yield curve developed by its plan actuaries. The yield curve is comprised of AAA/AA bonds with maturities between zero and thirty years. Based on all available information, it was determined that 6.25% is the appropriate discount rate as of December 31, 2003 to calculate the Company's accrued benefit cost liability. Accordingly, the 6.25% discount rate will also be used to determine the Company's 2004 pension expense. At December 31, 2002 the discount rate was 6.5%.

The Company determines the long-term rate of return assumption for the pension plan's asset portfolio based on analysis of the portfolio's historical rates of return balanced with future long-term return expectations. Based on its long-term outlook with respect to the markets, which has been influenced by the poor equity market performance in recent years as well as the recent decline in fixed income security yields, the Company lowered its long-term rate of return assumption from 9.00% to 8.50% as of December 31, 2003.

To illustrate the impact of these assumptions on annual pension expense for 2004 and going forward, a 25 basis point change in the discount rate will increase/decrease pension expense by approximately $12 and a 25 basis point change in the long-term asset return assumption will increase/decrease pension expense by approximately $5.

Contingencies

Management follows the requirements of SFAS No. 5 "Accounting for Contingencies". This statement requires management to evaluate each contingent matter separately. The evaluation is a two-step process, including: determining a likelihood of loss, and, if a loss is probable, developing a potential range of loss. Management establishes reserves for these contingencies at its "best estimate", or, if no one number within the range of possible losses is more probable than any other, the Company records an estimated reserve at the low end of the range of losses. The majority of contingencies currently being evaluated by the Company relate to litigation and tax matters, which are inherently difficult to evaluate and subject to significant changes.

CONSOLIDATED RESULTS OF OPERATIONS

Operating Summary	2003	2002	2001
Earned premiums [1]	$ 11,891	$ 10,811	$ 10,242
Fee income	2,760	2,577	2,633
Net investment income	3,233	2,929	2,842
Other revenues	556	476	491
Net realized capital gains (losses)	293	(376)	(228)
Total revenues	**18,733**	**16,417**	**15,980**
Benefits, claims and claim adjustment expenses	13,548	10,034	10,597
Amortization of deferred policy acquisition costs and present value of future profits	2,411	2,241	2,214
Insurance operating costs and expenses	2,424	2,317	2,037
Goodwill amortization	—	—	60
Other expenses	900	757	731
Total benefits, claims and expenses	**19,283**	**15,349**	**15,639**
Income (loss) before income taxes and cumulative effect of accounting changes	**(550)**	**1,068**	**341**
Income tax expense (benefit)	(459)	68	(200)
Income (loss) before cumulative effect of accounting changes	**(91)**	**1,000**	**541**
Cumulative effect of accounting changes, net of tax [2]	—	—	(34)
Net income (loss) [3]	**$ (91)**	**$ 1,000**	**$ 507**

[1] 2001 includes a $91 reduction in premiums from reinsurance cessions related to September 11.

[2] Represents the cumulative impact of the Company's adoption of SFAS No. 133, as amended, "Accounting for Derivative Instruments and Hedging Activities" of $(23) and EITF Issue No. 99-20, "Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interests in Securitized Financial Assets" of $(11).

[3] 2003 includes an after-tax charge of $1,701 related to the Company's 2003 asbestos reserve addition, $40 of after-tax expense related to the settlement of the Bancorp Services, LLC litigation dispute, $30 of tax benefit in Life primarily related to the favorable treatment of certain tax items arising during the 1996-2002 tax years, and $27 after-tax of severance charges in Property & Casualty. 2002 includes $76 tax benefit in Life, $11 after-tax expense in Life related to Bancorp and an $8 after-tax benefit in Life's September 11 exposure. 2001 includes $440 of losses related to September 11 and a $130 tax benefit at Life.

Operating Results

2003 Compared to 2002—Revenues for the year ended December 31, 2003 increased $2.3 billion over the comparable 2002 period. Revenues increased due to earned premium growth within the Business Insurance, Specialty Commercial and Personal Lines segments, primarily as a result of earned pricing increases, higher earned premiums and net investment income in the Investment Products segment and net realized capital gains in 2003 as compared to net realized capital losses in 2002.

Total benefits, claims and expenses increased $3.9 billion for the year ended December 31, 2003 over the comparable prior year period primarily due to the Company's $2.6 billion asbestos reserve strengthening actions during the first quarter of 2003 and due to increases in the Investment Products segment associated with the growth in the individual annuity and institutional investments businesses.

The net loss for the year ended December 31, 2003 is primarily due to the Company's first quarter 2003 asbestos reserve strengthening of $1.7 billion, after-tax. Included in net loss for the year ended December 31, 2003 are $40 of after-tax expense related to the settlement of litigation with Bancorp Services, LLC ("Bancorp") and $27 of severance charges, after-tax, in Property & Casualty. Included in net income for the year ended December 31, 2002 are the $8 after-tax benefit recognized by Hartford Life, Inc. ("HLI") related to the reduction of HLI's reserves associated with September 11 and $11 of after-tax expense related to litigation with Bancorp.

2002 Compared to 2001 – Revenues increased $437 driven by strong earned premium growth within Business Insurance, Personal Lines and Specialty Commercial, whose earned premiums increased by $496, $237 and $200, respectively. Also contributing to the growth was Group Benefits and Individual Life, whose revenues increased $75 and $68, respectively. Partially offsetting the increases described above were decreases in Investment Products, as a result of lower earned premiums in the institutional investment products business and a decline in revenues within the individual annuity operation, decreases in COLI, as a result of the decrease in leveraged COLI account values as compared to 2001, and higher net realized capital losses, which were $376 in 2002 compared with $228 in 2001. The increase in the net realized capital losses was due primarily to other than temporary write-downs of corporate and asset-backed securities including those in the telecommunication, utility and airline industries.

Net income increased $493, or 97%. The increase was partially due to $440 in losses, after-tax and net of reinsurance, included in 2001 results related to September 11 and the Company's adoption of SFAS No. 142, "Goodwill and Other intangible Assets", which precluded the amortization of goodwill beginning on January 1, 2002. The Company's goodwill amortization totaled $52, after-tax in 2001. Improved underwriting results in Property & Casualty, as well as increased net income in the Group Benefits segment also contributed to the increase. Partially offsetting these increases were lower net income in the Investment Products segment and higher after-tax net realized capital losses in 2002 compared to 2001.

Net Realized Capital Gains and Losses

See "Investment Results" in the Investments section.

Income Taxes

The effective tax rate for 2003, 2002 and 2001 was 83%, 6% and (59%) respectively. Tax-exempt interest earned on invested assets and the dividends-received deduction were the principal causes of the effective rates differing from the 35% United States statutory rate. Income taxes received in 2003, 2002, and 2001 were $107, $102 and $52, respectively. For additional information, see Note 15 of Notes to Consolidated Financial Statements.

Per Common Share

The following table represents earnings per common share data for the past three years:

	2003	2002	2001
Basic earnings (loss) per share	$(0.33)	$4.01	$2.13
Diluted earnings (loss) per share [1]	$(0.33)	$3.97	$2.10
Weighted average common shares outstanding (basic)	272.4	249.4	237.7
Weighted average common shares outstanding and dilutive potential common shares (diluted) [1]	272.4	251.8	241.4

[1] As a result of the net loss for the year ended December 31, 2003, SFAS No. 128, "Earnings Per Share", requires the Company to use basic weighted average common shares outstanding in the calculation of the year ended December 31, 2003 diluted earnings (loss) per share, since the inclusion of options of 1.8 would have been antidilutive to the earnings per share calculation. In the absence of the net loss, weighted average common shares outstanding and dilutive potential common shares would have totaled 274.2.

Adoption of Fair-Value Recognition Provisions for Stock-Based Compensation

In December 2002, the Financial Accounting Standards Board ("FASB") issued SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure, an Amendment of FASB Statement No. 123", which provides three optional transition methods for entities that decide to voluntarily adopt the fair value recognition principles of SFAS No. 123, "Accounting for Stock-Based Compensation", and modifies the disclosure requirements of SFAS No. 123. In January 2003, the Company adopted the fair value recognition provisions of accounting for employee stock compensation and used the prospective transition method. Under the prospective method, stock-based compensation expense is recognized for awards granted or modified after the beginning of the fiscal year in which the change is made. The fair value of stock-based awards granted during the year ended December 31, 2003 was $42, after-tax. The fair value of these awards will be recognized as expense over the awards' vesting periods, generally three years.

All stock-based awards granted or modified prior to January 1, 2003 continue to be valued using the intrinsic value-based provisions set forth in Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees". Under the intrinsic value method, compensation expense is determined on the measurement date, which is the first date on which both the number of shares the employee is entitled to receive and the exercise price are known. Compensation expense, if any, is measured based on the award's intrinsic value, which is the excess of the market price of the stock over the exercise price on the measurement date. The expense, including non-option plans, related to stock-based employee compensation included in the determination of net income for the years ended December 31, 2003, 2002 and 2001 is less than that which would have been recognized if the fair value method had been applied to all awards since the effective date of SFAS No. 123. For further discussion of the Company's stock-based compensation plans, see Notes 1 and 11 of Notes to Consolidated Financial Statements.

The following table illustrates net income (loss) and earnings (loss) per share (basic and diluted) as if the fair value method had been applied to all outstanding and unvested awards in each period:

(In millions, except for per share data)	For the years ended December 31, 2003	2002	2001
Net income (loss), as reported	$ (91)	$ 1,000	$ 507
Add: Stock-based employee compensation expense included in reported net income (loss), net of related tax effects [1]	20	6	8
Deduct: Total stock-based employee compensation expense determined under the fair value method for all awards, net of related tax effects	(50)	(59)	(52)
Pro forma net income (loss) [2]	$ (121)	$ 947	$ 463
Earnings (loss) per share:			
Basic – as reported	$ (0.33)	$ 4.01	$ 2.13
Basic – pro forma [2]	$ (0.44)	$ 3.80	$ 1.95
Diluted – as reported [3]	$ (0.33)	$ 3.97	$ 2.10
Diluted – pro forma [2][3]	$ (0.44)	$ 3.76	$ 1.92

[1] Includes the impact of non-option plans of $6, $3 and $6 for the years ended December 31, 2003, 2002 and 2001, respectively.

[2] The pro forma disclosures are not representative of the effects on net income (loss) and earnings (loss) per share in future years.

[3] As a result of the net loss for the year ended December 31, 2003, SFAS No. 128 requires the Company to use basic weighted average common shares outstanding in the calculation of the year end December 31, 2003 diluted earnings (loss) per share, since the inclusion of options of 1.8 would have been antidilutive to the earnings per share calculation. In the absence of the net loss, weighted average common shares outstanding and dilutive potential common shares would have totaled 274.2.

The fair value of each option grant is estimated on the date of the grant using the Black-Scholes options-pricing model with the following weighted average assumptions used for grants in 2003, 2002 and 2001:

	2003	2002	2001
Dividend yield	2.3%	1.6%	1.6%
Expected price variability	39.8%	40.8%	29.1%
Risk-free interest rate	2.77%	4.27%	4.98%
Expected life	6 years	6 years	6 years

The use of the fair value recognition method results in compensation expense being recognized in the financial statements in different amounts and in different periods than the related income tax deduction. Generally, the compensation expense recognized under SFAS No. 123 will result in a deferred tax asset since the stock compensation expense is not deductible for tax until the option is exercised. Deferred tax assets arising under SFAS No. 123 are evaluated as to future realizability to determine whether a valuation allowance is necessary.

Net income (loss)

The following is a summary of net income (loss) for each of the Life segments, aggregate net income (loss) for the Property & Casualty operations and net loss for Corporate.

		2003		2002		2001
Life						
Investment Products	$	510	$	432	$	463
Individual Life		145		133		121
Group Benefits		148		128		106
COLI		(1)		32		37
Other		(33)		(168)		(42)
Total Life		769		557		685
Total Property & Casualty		(811)		469		(115)
Corporate		(49)		(26)		(63)
Net income (loss)	**$**	**(91)**	**$**	**1,000**	**$**	**507**

Underwriting results (before-tax)

The following is a summary of Property & Casualty underwriting results by segment.

		2003		2002		2001
Business Insurance	$	101	$	44	$	(242)
Personal Lines		117		(46)		(87)
Specialty Commercial		(29)		(23)		(262)
Reinsurance		(125)		(59)		(375)
Other Operations [1]		(2,716)		(164)		(132)

[1] Includes $2,604 in 2003 of before-tax impact of asbestos reserve addition.

In the sections that follow, the Company analyzes the results of operations of its various segments using the performance measurements that the Company believes are meaningful.

Operating Summary		2003		2002		2001
Fee income	$	2,760	$	2,577	$	2,633
Earned premiums		3,086		2,697		2,975
Net investment income		2,041		1,849		1,782
Other revenues		131		120		128
Net realized capital gains (losses)		40		(308)		(136)
Total revenues		**8,058**		**6,935**		**7,382**
Benefits, claims and claim adjustment expenses		4,616		4,158		4,444
Insurance operating costs and expenses		1,535		1,438		1,390
Amortization of deferred policy acquisition costs and present value of future profits		769		628		642
Goodwill amortization		—		—		24
Other expenses		189		144		117
Total benefits, claims and expenses		**7,109**		**6,368**		**6,617**
Income before income tax expense and cumulative effect of accounting changes		**949**		**567**		**765**
Income tax expense		180		10		54
Cumulative effect of accounting changes, net of tax [1]		—		—		(26)
Net income	**$**	**769**	**$**	**557**	**$**	**685**

[1] For the year ended December 31, 2001, represents the cumulative impact of the Company's adoption of SFAS No. 133 of $(23) and EITF Issue 99-20 of $(3).

Life is organized into four reportable operating segments: Investment Products, Individual Life, Group Benefits and Corporate Owned Life Insurance ("COLI"). Life also includes in "Other" corporate items not directly allocated to any of its reportable operating segments, principally interest expense as well as its international operations, which are primarily located in Japan and Brazil, realized capital gains and losses and intersegment eliminations.

On December 31, 2003, the Company acquired CNA Financial Corporation's group life and accident, and short-term and long-term disability businesses for $485 in cash. The purchase price paid on December 31, 2003, was based on a September 30, 2003 valuation of the businesses acquired. During the first quarter of 2004, the purchase price will be adjusted to reflect a December 31, 2003 valuation of the businesses acquired. The Company currently estimates that adjustment to the purchase price to be an increase of $51 which primarily reflects the increase in the surplus of the businesses acquired in the fourth quarter of 2003. As a result of the acquisition being effective on December 31, 2003, there were no income statement effects recorded for the year ended December 31, 2003. On April 2, 2001, the Company acquired the United States individual life insurance, annuity and mutual fund businesses of Fortis. This transaction was accounted for as a purchase and, as such, the revenues and expenses generated by this business from April 2, 2001 forward are included in the Company's consolidated results of operations. For further discussion see Note 18 of Notes to Consolidated Financial Statements.

2003 Compared to 2002 — Revenues increased as a result of realized gains in 2003 as compared to realized losses in 2002. See the Investments section for further discussion of investment results and related realized capital gains and losses. Also contributing to the increased revenues were higher earned premiums and net investment income in the Investment Products segment as compared to the prior year. The increase in earned premiums in Investment Products is attributed to higher sales in the institutional investment products business specifically in the terminal funding and structured settlement businesses. Additionally, net investment income increased due to higher general account assets in the individual annuity business and growth in assets in the institutional investments business. Fee income in the Investment Products segment was higher in 2003 compared to a year ago, as a result of higher average account values, specifically in individual annuities and mutual fund businesses, due primarily to stronger variable annuity sales. The Individual Life segment reported an increase in revenues in 2003 compared to a year ago driven by increases in fees and cost of insurance as life insurance in-force grew and aged, and variable universal life account values increased 30% due primarily to the growth in the equity markets. In addition, Group Benefits experienced an increase in revenues driven by increases in net investment income and earned premiums in 2003 as compared to a year ago. Partially offsetting these increases were lower fee income and net investment income in the COLI segment. The decrease in COLI net investment income for 2003 was primarily due to lower average leveraged COLI account values as a result of surrender activity. In addition, COLI had lower fee income due in part to lower sales in 2003, as compared to the prior year.

Benefits, claims and expenses increased primarily due to increases in the Investment Products segment associated with the growth in the individual annuity and institutional investments businesses discussed above. Partially offsetting this increase was a decrease in interest credited expenses in COLI related to the decline in leveraged COLI account values. For the year ended December 31, 2003, COLI other expenses increased due to a $40 after-tax charge, associated with the settlement for the Bancorp Services, LLC ("Bancorp") litigation. For further discussion of the Bancorp litigation, see Note 16 of Notes to Consolidated Financial Statements.

Net income increased for the year ended December 31, 2003 due primarily to the growth in the Investment Products segment and a decrease in net realized capital losses compared to a year ago. Additionally, Group Benefits net income increased due principally to more favorable claims experience as compared to the prior year and continued expense management. Individual Life experienced earnings growth in 2003 due to increases in fee income, favorable mortality and growth in the in-force business. Partially offsetting these increases was a decrease in COLI net income of $(33) for the year ended December 31, 2003, as compared to the prior year period. This decrease includes the effects of a year over year increase of $29 in the charge for the Bancorp litigation. In addition, there was an $8 after-tax impact recorded in the first quarter of 2002 related to favorable development on the Company's estimated September 11 exposure.

The effective tax rate increased in 2003 when compared with 2002 as a result of higher earnings and lower dividends-received deduction ("DRD") related tax items. The tax provision recorded during 2003 reflects a benefit of $30, consisting primarily of a change in estimate of the DRD tax benefit reported during 2002. The change in estimate was the result of actual 2002 investment performance on the related separate accounts being unexpectedly out of pattern with past performance, which had been the basis for the estimate. This compares with a tax benefit of $76 recorded in 2002. See Note 16 of Notes Consolidated Financial Statements. The total DRD benefit related to the 2003 tax year for the year ended December 31, 2003 was $87 as compared to $63 for the year ended December 31, 2002.

2002 Compared to 2001 — Revenues decreased, primarily driven by an increase in realized capital losses in 2002 as compared to the prior year. See the Investments section for further discussion of investment results and related realized capital losses. Additionally, COLI experienced a decline in revenues, as a result of the decrease in leveraged COLI account values as compared to a year ago, which was partially offset by revenue growth across the other operating segments. Revenues related to the Investment Products segment decreased, as a result of lower earned premiums in the institutional investment product business, and a decline in revenues within the individual annuity operation. Lower assets under management due to the decline in the equity markets are the principal driver of declining revenues for the individual annuity operation. The Group Benefits segment experienced an increase in revenues, as a result of strong sales to new customers and solid persistency within the in-force block of business. Additionally, Individual Life revenues increased, as a result of increased life insurance in-force and the Fortis acquisition.

Total benefits, claims and expenses decreased due primarily to the revenue changes described above. Expenses decreased in the Investment Products segment, principally due to a lower change in reserve as a result of the lower earned premiums discussed above and a $31 increase in death benefits related to the individual annuity operation, as a result of depressed contractholder account values driven by the lower equity markets. In addition, 2002 expenses include $11, after-tax, of accrued expenses recorded within the COLI segment related to the Bancorp litigation. For a discussion of the Bancorp litigation, see Note 16 of Notes to Consolidated Financial Statements. Also included in 2002 expenses was an after-tax benefit of $8, recorded within "Other", associated with favorable development related to the estimated September 11 exposure.

Net income decreased, due primarily to lower income in Other as a result of higher realized capital losses and lower income in the Investment Products segment as a result of the lower equity markets. These declines were partially offset by increases in Group Benefits as a result of business growth and stable loss ratios and Individual Life primarily due to the Fortis acquisition. In addition, the Company recorded, in 2002, an $11 after-tax expense associated with the Bancorp litigation and recognized an $8 after-tax benefit due to favorable development related to September 11. In 2001, the Company recorded a $20 after-tax loss related to September 11.

A description of each of Life's segments as well as an analysis of the operating results summarized above are included on the following pages.

Operating Summary

	2003	2002	2001
Fee income and other	$ 1,744	$ 1,631	$ 1,724
Earned premiums	764	397	729
Net investment income	1,273	1,070	884
Net realized capital gains	27	9	2
Total revenues	**3,808**	**3,107**	**3,339**
Benefits, claims and claim adjustment expenses	1,993	1,454	1,652
Insurance operating costs and other expenses	652	648	608
Amortization of deferred policy acquisition costs and present value of future profits	542	444	461
Total benefits, claims and expenses	**3,187**	**2,546**	**2,721**
Income before income tax expense	**621**	**561**	**618**
Income tax expense	111	129	155
Net income	**$ 510**	**$ 432**	**$ 463**
Individual variable annuity account values	$ 86,501	$ 64,343	$ 74,581
Other individual annuity account values	11,215	10,565	9,572
Other investment products account values	26,279	19,921	19,322
Total account values	**123,995**	**94,829**	**103,475**
Mutual fund assets under management	22,462	15,321	16,809
Total assets under management	**$ 146,457**	**$ 110,150**	**$ 120,284**

The Investment Products segment focuses on the savings and retirement needs of the growing number of individuals who are preparing for retirement, or have already retired, through the sale of individual variable and fixed annuities, mutual funds, retirement plan services and other investment products. The Company is both a leading writer of individual variable annuities and a top seller of individual variable annuities through banks in the United States.

2003 Compared to 2002 — Revenues in the Investment Products segment increased primarily driven by higher earned premiums and higher net investment income. The increase in earned premiums is due to higher sales of terminal funding and structured settlement products in the institutional investment products business. Net investment income increased due to higher general account assets. General account assets for the individual annuity business were $9.4 billion as of December 31, 2003, an increase of approximately $800 or 9% from 2002, due primarily to an increase in individual annuity sales, with the majority of those new sales electing to use the dollar cost averaging ("DCA") feature. The DCA feature allows policyholders to earn a credited interest rate in the general account for a defined period of time as their invested assets are systematically invested into the separate account funds. Additionally, net investment income related to other investment products increased as a result of the growth in average assets over the last twelve months in the institutional investment business, where related general account assets under management increased $2.4 billion, since December 31, 2002, to $10.4 billion as of December 31, 2003. Assets under management is an internal performance measure used by the Company since a significant portion of the Company's revenue is based upon asset values. These revenues increase or decrease with a rise or fall, respectively, in the level of average assets under management. Fee income in the Investment Products segment was higher in 2003 compared to a year ago, as a result of higher average account values, specifically in individual annuities and mutual fund businesses, due primarily to stronger variable annuity sales and the higher equity market values compared to the prior year.

Total benefits, claims and expenses increased primarily due to higher terminal funding and structured settlement sales in the institutional investment business causing an increase in reserve levels and increased interest credited in the individual annuity operation as a result of higher general account asset levels. Additionally, amortization of deferred policy acquisition costs related to the individual annuity business increased due to higher gross profits.

Net income was higher driven by an increase in revenues in the individual annuity and other investment product operations as a result of the strong net flows and growth in the equity markets during 2003 and strong expense management. In addition, net income increased in 2003 compared to 2002 due to the favorable impact of $21, resulting from the Company's previously discussed change in estimate of the DRD tax benefit reported during 2002. The change in estimate was the result of 2002 actual investment performance on the related separate accounts being unexpectedly out of pattern with past performance, which had been the basis for the estimate. The total DRD benefit related to the 2003 tax year for the year ended December 31, 2003 was $81 as compared to $59 for the year ended December 31, 2002.

2002 Compared to 2001 — Revenues in the Investment Products segment decreased primarily due to lower earned premiums in the institutional investment products business and lower fee income related to the individual annuity operation as average account values decreased from $85.7 billion to $79.5 billion compared to prior year, primarily due to the lower equity markets. Partially offsetting these declines was an increase in net investment income, primarily driven by growth in the institutional investment product business, where related assets under management increased $699, or 7%, to $9.7 billion as of December 31, 2002.

Total benefits, claims and expenses decreased, due primarily to a lower change in reserve as a result of the lower earned premiums discussed above. Additionally, there was a decrease in amortization of policy acquisition costs related to the individual annuity business, which declined as a result of lower gross profits, driven by the decrease in fee income and the increase in death benefit costs. Partially offsetting these decreases were increases of $84, or 11%, in interest credited on general account assets, $61, or 6%, in commissions and wholesaling expenses, and $31 in individual annuity death benefit costs due to the lower equity markets. The increase in operating expenses was primarily driven by the mutual fund business.

Net income decreased, driven by the lower equity markets resulting in the decline in revenues in the individual annuity operation and increases in the death benefit costs incurred by the individual annuity operation.

Outlook

Management believes the market for retirement products continues to expand as individuals increasingly save and plan for retirement. Demographic trends suggest that as the "baby boom" generation matures, a significant portion of the United States population will allocate a greater percentage of their disposable incomes to saving for their retirement years due to uncertainty surrounding the Social Security system and increases in average life expectancy. In addition, the Company believes that it has developed and implemented strategies to maintain and enhance its position as a market leader in the financial services industry. This was demonstrated by record individual annuity sales in 2003 of $16.5 billion (a 42% increase) compared to $11.6 billion and $10.0 billion in 2002 and 2001, respectively. Significantly contributing to the growth in sales was the introduction of Principal First, a guaranteed minimum withdrawal benefit rider, which was developed in response to our customers' needs. However, the competition is increasing in this market and as a result, the Company may not be able to sustain the level of sales attained in 2003. Based on VARDS, the Company had 12.6% market share as of December 31, 2003 as compared to 9.4% at December 31, 2002. Additionally, in 2003 The Hartford mutual funds reached $20 billion in assets faster than any other retail-oriented mutual fund family in history, according to Strategic Insight.

The growth and profitability of the individual annuity and mutual fund businesses is dependent to a large degree on the performance of the equity markets. In periods of favorable equity market performance, the Company may experience stronger sales and higher net cash flows, which will increase assets under management and thus increase fee income earned on those assets. In addition, higher equity market levels will generally reduce certain costs to the Company of individual annuities, such as GMDB and GMWB benefits. Conversely though, weak equity markets may dampen sales activity and increase surrender activity causing declines in assets under management and lower fee income. Such declines in the equity markets will also increase the cost to the Company of GMDB and GMWB benefits associated with individual annuities. The Company attempts to mitigate some of the volatility associated with the GMDB and GMWB benefits using reinsurance or other risk management strategies, such as hedging. Future net income for the Company will be affected by the effectiveness of the risk management strategies the Company has implemented to mitigate the net income volatility associated with the GMDB and GMWB benefits of variable annuity contracts. For spread based products sold in the Investment Products segment, the future growth will depend on the ability to earn targeted returns on new business, given competition and the future interest rate environment.

INDIVIDUAL LIFE

Operating Summary	2003	2002	2001
Fee income and other	$ 747	$ 705	$ 643
Earned premiums	(20)	(8)	4
Net investment income	256	262	244
Net realized capital losses	(1)	(1)	(1)
Total revenues	**982**	**958**	**890**
Benefits, claims and claim adjustment expenses	436	443	385
Amortization of deferred policy acquisition costs	176	160	168
Insurance operating costs and other expenses	161	159	159
Total benefits, claims and expenses	**773**	**762**	**712**
Income before income tax expense	**209**	**196**	**178**
Income tax expense	64	63	57
Net income	**$ 145**	**$ 133**	**$ 121**
Variable universal life account values	$ 4,725	$ 3,648	$ 3,993
Total account values	$ 8,726	$ 7,557	$ 7,868
Variable universal life insurance in force	$ 67,031	$ 66,715	$ 61,617
Total life insurance in force	$ 130,798	$ 126,680	$ 120,269

The Individual Life segment provides life insurance solutions to a wide array of partners to solve the wealth protection, accumulation and transfer needs of their affluent, emerging affluent and business insurance clients.

2003 Compared to 2002 — Revenues in the Individual Life segment increased primarily driven by increases in fees and cost of insurance charges as life insurance in-force grew and aged, and variable universal life account values increased 30%, driven by the growth in the equity markets in 2003. These increases were partially offset by lower earned premiums and net investment income in 2003. The decrease in net investment income was due primarily to lower investment yields. Earned premiums, which include premiums for ceded reinsurance, decreased primarily due to increased use of reinsurance.

Total benefits, claims and expenses increased, principally driven by an increase in amortization of deferred policy acquisition costs. These increases were partially offset by a decrease in benefit costs in 2003 as compared to 2002 due to favorable mortality rates compared to the prior year.

Net income increased due to increases in fee income and unusually favorable mortality. Additionally, net income for the year ended December 31, 2003 includes the favorable impact of $2 DRD benefit resulting from the Company's previously discussed change in estimate of the DRD tax benefit reported during 2002. The total DRD benefit related to the 2003 tax year for the year ended December 31, 2003 was $4 as compared to $3 for the year ended December 31, 2002.

2002 Compared to 2001 — Revenues in the Individual Life segment increased, primarily driven by business growth including the impact of the Fortis transaction. Total benefits, claims and expenses increased, driven by the growth in the business including the impact of the Fortis acquisition. In addition, mortality rates for 2002 increased as compared to the prior year, but were in line with management's expectations. Individual Life's earnings increased for the year ended December 31, 2002, principally due to the contribution to earnings from the Fortis transaction. The increase in net income was also impacted by an after-tax loss of $3 related to September 11 in the third quarter of 2001.

Outlook

The Individual Life segment benefited from unusually favorable mortality during the fourth quarter. It is not anticipated that similar experience would be likely to continue. Individual Life sales grew to $196 in 2003 from $173 in 2002 with the successful introduction of new universal life and whole life products. Improved equity markets should help increase variable universal life sales. The Company also continues to introduce new and enhanced products, which are expected to increase sales. However, the Company continues to face uncertainty surrounding estate tax legislation and aggressive competition from life insurance providers. The Company is actively pursuing broader distribution opportunities to fuel growth, including our Pinnacle Partners marketing initiative, and anticipates growth at Woodbury Financial Services.

GROUP BENEFITS

Operating Summary

	2003	2002	2001
Earned premiums and other	$ 2,362	$ 2,327	$ 2,259
Net investment income	264	258	255
Net realized capital losses	(2)	(3)	(7)
Total revenues	**2,624**	**2,582**	**2,507**
Benefits, claims and claim adjustment expenses	1,862	1,878	1,874
Insurance operating costs and other expenses	571	541	498
Total benefits, claims and expenses	**2,433**	**2,419**	**2,372**
Income before income tax expense	**191**	**163**	**135**
Income tax expense	43	35	29
Net income	**$ 148**	**$ 128**	**$ 106**
Fully insured – ongoing premiums	$ 2,302	$ 2,295	$ 2,014
Buyout premiums	40	13	97
Military Medicare supplement	—	—	131
Other	20	19	17
Earned premiums	**$ 2,362**	**$ 2,327**	**$ 2,259**

The Company is a leading provider of group benefits, and through this segment sells group life and group disability insurance as well as other products, including medical stop loss and supplementary medical coverages to employers and employer sponsored plans, accidental death and dismemberment, travel accident and other special risk coverages to employers and associations. The Company also offers disability underwriting, administration, claims processing services and reinsurance to other insurers and self-funded employer plans.

2003 Compared to 2002 — Revenues in the Group Benefits segment increased in 2003 as compared to 2002, driven by increases in earned premiums and other and net investment income in 2003 as compared to a year ago. Premiums growth was not as high as anticipated due to lower sales to new customers in 2003 and lower persistency on renewals reflecting a competitive marketplace. However, the segment reported an increase in total buyout premiums. Buyouts involve the acquisition of claim liabilities from another carrier for a purchase price calculated to cover the run off of those liabilities plus administration expenses and profit. Due to the nature of the buyout marketplace, the predictability of buyout premiums is uncertain.

Total benefits, claims and expenses increased for the year ended December 31, 2003, which is consistent with the increase in buyout premiums previously described. Excluding buyouts, total benefits, claims and expenses decreased $43, or 2%, over the same period. The segment's loss ratio (defined as benefits, claims and claim adjustment expenses as a percentage of premiums and other considerations excluding buyouts) was 79%, down from 81% in 2002. Insurance operating costs and other expenses increased due to the premium growth previously described and continued investments in technology, service and distribution. The segment's ratio of insurance operating costs and other expenses to premiums and other considerations was 24%, increasing slightly from 23% in 2002.

The increase in net income was due primarily to favorable claims experience.

2002 Compared to 2001 — Revenues in the Group Benefits segment increased, driven primarily by growth in premiums, which increased in 2002 as compared to 2001. The growth in premiums was due to an increase in fully insured ongoing premiums, as a result of steady persistency and pricing actions on the in-force block of business and strong sales. Fully insured ongoing sales were $597, an increase of $66, or 12%. Offsetting this increase was a decrease in military medicare supplement premiums resulting from federal legislation effective in the fourth quarter of 2001. This legislation provides retired military officers age 65 and older with full medical insurance paid for by the government, eliminating the need for medicare supplement insurance. Additionally, premium revenues for 2002 were partially offset by a decrease in total buyout premiums.

Total benefits, claims and expenses increased from 2001 to 2002. The increase in expenses is consistent with the growth in revenues previously described. Benefits and claims expenses, excluding buyouts, increased over the same period; however, the segment's loss ratio was 81% down slightly from 82% in 2001. Insurance operating costs and other expenses increased, due to the fully insured ongoing premium growth previously described and continued investments in technology and service. The segment's ratio of insurance operating costs and other expenses to premiums and other considerations was 23%, consistent with prior year.

The increase in net income was due to the increase in premium revenues and favorable loss costs, which was partially offset by increased insurance operating costs and other expenses as previously described. Group Benefits incurred an after-tax loss of $2 related to September 11 in the third quarter of 2001.

Outlook

Despite the current market conditions, including low interest rates, rising medical costs, the changing regulatory environment and cost containment pressure on employers, the Group Benefits segment continues to leverage off of its strength in claim and risk management, service and distribution, enabling the Company to capitalize on market opportunities. Additionally, employees continue to look to the workplace for a broader and ever expanding array of insurance products. As employers design benefit strategies to attract and retain employees, while attempting to control their benefit costs, management believes that the need for the Group Benefits segment's products will continue to expand. This, combined with the significant number of employees who currently do not have coverage or adequate levels of coverage, creates unique opportunities for our products and services. Furthermore, on December 31, 2003, the Company acquired the group life and accident, and short-term and long-term disability businesses of CNA Financial Corporation. This acquisition will increase the scale of the Company's group life and disability operations and expand the Company's distribution of its products and services. This acquisition is expected to be slightly accretive to earnings in 2004. Please refer to "Subsequent events" in the Stockholders' Equity section of the Capital Resources and Liquidity section for information on the financing of this transaction.

CORPORATE OWNED LIFE INSURANCE ("COLI")

Operating Summary

	2003	2002	2001
Fee income and other	$ 267	$ 316	$ 367
Net investment income	216	275	352
Net realized capital gains	—	1	—
Total revenues	**483**	**592**	**719**
Benefits, claims and claim adjustment expenses	324	401	514
Insurance operating costs and expenses	103	82	84
Dividends to policyholders	60	62	66
Total benefits, claims and expenses	**487**	**545**	**664**
Income (loss) before income taxes	**(4)**	**47**	**55**
Income tax expense (benefit)	(3)	15	18
Net income (loss)	**$ (1)**	**$ 32**	**$ 37**
Variable COLI account values	$ 20,993	$ 19,674	$ 18,019
Leveraged COLI account values	2,524	3,321	4,315
Total account values	**$ 23,517**	**$ 22,995**	**$ 22,334**

The Company is a leader in the COLI market, which includes life insurance policies purchased by a company on the lives of its employees, with the company or a trust sponsored by the company named as beneficiary under the policy. Until the Health Insurance Portability and Accountability Act of 1996 ("HIPAA"), the Company sold two principal types of COLI business: leveraged and variable products. Leveraged COLI is a fixed premium life insurance policy owned by a company or a trust sponsored by a company. HIPAA phased out the deductibility of interest on policy loans under leveraged COLI through the end of 1998, virtually eliminating all future sales of this product. Variable COLI continues to be a product used by employers to fund non-qualified benefits or other post-employment benefit liabilities.

2003 Compared to 2002 — COLI revenues decreased, primarily driven by lower net investment and fee income. Net investment income and fee income decreased due to the decline in leveraged COLI account values as a result of surrender activity. Fee income also decreased as the result of lower sales volume in 2003 as compared to prior year.

Total benefits, claims and expenses decreased in 2003, primarily as a result of a decline in interest credited. This was due to the decline in general account assets as compared to 2002. This is related to the surrender activity noted above. These decreases were partially offset by an increase in insurance operating costs and expenses due primarily to a $40 after-tax expense, related to the Bancorp litigation expense recorded in 2003 compared with the $11 after-tax expense recorded in 2002. For a discussion of the Bancorp litigation, see Note 16 of Notes to Consolidated Financial Statements.

Net income decreased in 2003 compared to 2002 principally as a result of the Bancorp litigation expense. Excluding the expenses associated with the Bancorp litigation discussed above, net income decreased $4 or 9%, primarily due to the decline in leveraged COLI account values discussed above.

2002 Compared to 2001 — COLI revenues decreased, primarily related to lower net investment and fee income due to the declining block of leveraged COLI compared to a year ago. Total benefits, claims and expenses decreased, which is relatively consistent with the decrease in revenues described above. However, the decrease was partially offset by an $11 after-tax expense related to the Bancorp litigation. COLI's net income decreased principally due to the $11 after-tax expense accrued in connection with the Bancorp litigation. The decrease in net income was also impacted by an after-tax loss of $2 related to September 11 recorded in the third quarter of 2001.

Outlook

The focus of this segment is variable COLI, which continues to be a product generally used by employers to fund non-qualified benefits or other post-employment benefit liabilities. The leveraged COLI product has been an important contributor to The Hartford's profitability in recent years and will continue to contribute to the profitability of the Company in the future, although the level of profit has declined in 2003, compared to 2002. COLI continues to be subject to a changing legislative and regulatory environment that could have a material adverse effect on its business.

PROPERTY & CASUALTY

Operating Summary	**2003**	**2002**	**2001**
Earned premiums	$ 8,805	$ 8,114	$ 7,267
Net investment income	1,172	1,060	1,042
Other revenue [1]	428	356	363
Net realized capital gains (losses)	253	(68)	(92)
Total revenues	**10,658**	**9,462**	**8,580**
Benefits, claims and claim adjustment expenses	8,926	5,870	6,146
Amortization of deferred policy acquisition costs	1,642	1,613	1,572
Insurance operating costs and expenses	889	879	647
Goodwill amortization	—	—	3
Other expenses [2]	625	559	560
Total benefits, claims and expenses	**12,082**	**8,921**	**8,928**
Income (loss) before income taxes and cumulative effect of accounting change	**(1,424)**	**541**	**(348)**
Income tax expense (benefit)	(613)	72	(241)
Income (loss) before cumulative effect of accounting change	**(811)**	**469**	**(107)**
Cumulative effect of accounting change, net of tax [3]	—	—	(8)
Net income (loss) [4]	**$ (811)**	**$ 469**	**$ (115)**
North American Property & Casualty Underwriting Ratios [5]			
Loss ratio [6]	58.7	59.6	70.3
Loss adjustment expense ratio [6]	12.1	11.2	12.5
Expense ratio [6]	26.8	28.3	29.2
Policyholder dividend ratio	0.4	0.7	0.5
Combined ratio [6]	**98.0**	**99.8**	**112.5**
Catastrophe ratio	3.0	1.3	10.6
Combined ratio before catastrophes [6]	**95.0**	**98.5**	**101.9**

[1] Primarily servicing revenue.
[2] Includes severance charges of $41 for 2003 and restructuring charges of $15 for 2001.
[3] Represents the cumulative impact of the Company's adoption of EITF Issue No. 99-20.
[4] 2001 includes $420 of after-tax losses related to September 11.
[5] Ratios do not include the effects of Other operations. Refer to the "Ratios" section below for definitions of the underwriting ratios.
[6] For 2001, before the impact of September 11, loss ratio was 62.8, loss adjustment expense ratio was 11.4, expense ratio was 28.8 and combined ratio was 103.5 .

Property & Casualty is organized into five reportable operating segments: the North American underwriting segments of Business Insurance, Personal Lines, Specialty Commercial and Reinsurance: and the Other Operations segment, which includes substantially all of the Company's asbestos and environmental exposures.

2003 Compared to 2002 — Revenues for Property & Casualty increased $1.2 billion for the year ended December 31, 2003. The improvement was due primarily to earned premium growth in the Business Insurance, Specialty Commercial and Personal Lines segments, primarily as a result of earned pricing increases, as well as an improvement in net realized capital gains and losses, and net investment income. Partially offsetting the increase was a $361 earned premium decline in the Reinsurance segment as a result of the Company's decision to withdraw from the assumed reinsurance business as discussed more fully below.

On May 16, 2003, as part of the Company's decision to withdraw from the assumed reinsurance business, the Company entered into a quota share and purchase agreement with Endurance Reinsurance Corporation of America ("Endurance") whereby the Reinsurance segment retroceded the majority of its inforce book of business as of April 1, 2003 and sold renewal rights to Endurance. Under the quota share agreement, Endurance reinsured most of the segment's assumed reinsurance contracts that were written on or after January 1, 2002 and that had unearned premium as of April 1, 2003. In consideration for Endurance reinsuring the unearned premium as of April 1, 2003, the Company paid Endurance an amount equal to unearned premiums less the related unamortized commissions/deferred acquisition costs net of an override commission, which was established by the contract. In addition, Endurance will pay a profit sharing commission based on the loss performance of property treaty, property catastrophe and aviation pool unearned premium. Under the purchase agreement, Endurance will pay additional amounts, subject to a guaranteed minimum of $15, based on the level of renewal premium on the reinsured contracts over the two year period following the agreement. The guaranteed minimum is reflected in net income for the year ended December 31, 2003. The Company remains subject to ongoing reserve development relating to all retained business.

Net income decreased $1.3 billion for the year ended December 31, 2003 primarily due to the net asbestos reserve strengthening of $1.7 billion, after-tax, in the first quarter. Results for the year were favorably impacted by an increase in net realized capital gains (losses) and improved underwriting results in the Personal Lines and Business Insurance segments. Strong earned pricing and favorable frequency loss costs resulted in an increase in underwriting results in both the Personal Lines and Business Insurance segments. In addition, net investment income, after-tax, rose $69 for the year ended December 31, 2003 due to higher invested assets, primarily from strong cash flows and additional capital raised during the second quarter of 2003.

On September 1, 2003, the Company sold a wholly owned subsidiary, Trumbull Associates, LLC, for $33, resulting in a gain of $15, after-tax. The gain is included in net realized capital gains. The revenues and net income of Trumbull Associates, LLC were not material to the Company or the Property & Casualty Operation.

2002 Compared to 2001 — Revenues for Property & Casualty increased $882, or 10%, for the year ended December 31, 2002. The improvement was due primarily to earned premium growth in the Business Insurance, Personal Lines and Specialty Commercial segments, primarily as a result of earned pricing increases. The 2001 reinsurance cessions related to September 11 increased the earned premium variance for the year by $91. Partially offsetting the increase was a decline in earned premium in the Reinsurance segment due to the exclusion of the exited international business, which in January 2002 was transferred to Other Operations, and a reduction in the alternative risk transfer line of business. A decrease in net realized capital losses and improvement in net investment income also contributed to the increase in revenues.

Net income increased $584 primarily due to after-tax losses related to September 11 of $420 in 2001, improved underwriting results across each of the North American underwriting segments, particularly in Specialty Commercial and Reinsurance, and a decrease in net realized capital losses. Partially offsetting the improvement was an increase in other expenses primarily as a result of an increase in e-business research and development expenses and certain employee benefits costs, as well as expenses incurred related to the transfer of the Company's New Jersey personal lines agency auto business to Palisades Safety and Insurance Association and Palisades Insurance Co.

Ratios

The previous table and the following segment discussions for the years ended December 31, 2003, 2002 and 2001 include various underwriting ratios. Management believes that these ratios are useful in understanding the underlying trends in The Hartford's current insurance underwriting business. However, these measures should only be used in conjunction with, and not in lieu of, underwriting income and net income for the combined property and casualty segments and may not be comparable to other performance measures used by the Company's competitors. The "loss ratio" is the ratio of claims expense (exclusive of claim adjustment expenses) to earned premiums. The "loss adjustment expense ratio" represents the ratio of claim adjustment expenses to earned premiums. The "loss and loss expense incurred ratio" is the sum of the loss and loss adjustment expense ratios. The "expense ratio" is the ratio of underwriting expenses, excluding bad debt expense, to earned premiums. The "policyholder dividend ratio" is the ratio of policyholder dividends to earned premiums. The "combined ratio" is the sum of the loss ratio, the loss adjustment expense ratio, the expense ratio and the policyholder dividend ratio. These ratios are relative measurements that describe for every $100 of net premiums earned, the cost of losses and expenses as defined above, respectively. A combined ratio below 100 demonstrates underwriting profit; a combined ratio above 100 demonstrates underwriting losses. The "loss and loss expense paid ratio" represents the ratio of paid claims and claim adjustment expenses to earned premiums. The "catastrophe ratio" represents the ratio of catastrophe losses to earned premiums. A catastrophe is an event that causes $25 or more in industry insured property losses and affects a significant number of property and casualty policyholders and insurers.

Premium Measures

Written premiums are a non-GAAP financial measure which represents the amount of premiums charged for policies issued during a fiscal period. Earned premiums is a GAAP measure. Premiums are considered earned and are included in the financial results on a pro rata basis over the policy period. The following segment discussions for the years ended December 31, 2003, 2002, and 2001 respectively, include the presentation of written premiums in addition to earned premiums. Management believes that this performance measure is useful to investors as it reflects current trends in the Company's sale of property and casualty insurance products, as compared to earned premium. Premium renewal retention is defined as renewal premium written in the current period divided by total premium written in the prior period. Reinstatement premium represents additional ceded premium paid for the reinstatement of the amount of reinsurance coverage that was reduced as a result of a reinsurance loss payment.

Risk Management Strategy

The Hartford's property and casualty operations have well-developed processes to manage catastrophic risk exposures to natural catastrophes, such as hurricanes and earthquakes, and other perils, such as terrorism. These processes involve establishing underwriting guidelines for both individual risk and in aggregate including individual policy limits and aggregate exposure limits by geographic zone and peril. The Company establishes exposure limits and actively monitors the risk exposures as a percent of North American property-casualty surplus. Generally the Company limits its exposure from a single 250-year event to less than 30% of statutory surplus for losses prior to reinsurance and to less than 15% of statutory surplus for losses net of reinsurance. The Company monitors exposures monthly and employs both internally developed and externally purchased loss modeling tools.

The Hartford utilizes reinsurance to manage risk and transfer exposures to well-established and financially secure reinsurers. Reinsurance is used to manage both aggregate exposures as well as specific risks based on accumulated property and casualty liabilities in certain geographic zones. All treaty purchases are administered by a centralized function to support a consistent strategy and ensure that the reinsurance activities are fully integrated into the organization's risk management processes.

A variety of traditional reinsurance products are used in the development and execution of the overall corporate risk management strategy. The risk transfer products used include both excess of loss occurrence-based products, protecting aggregate property and workers compensation exposures, and individual risk or quota share products, protecting specific classes or lines of business. Finite risk products may be used on a limited basis as a cost-effective alternative to traditional products. There are currently no significant finite risk contracts in place and the current statutory surplus benefit from all such prior year contracts is immaterial. Facultative reinsurance is also used to manage policy-specific risk exposures based on established underwriting guidelines. The Hartford also participates in governmentally administered reinsurance facilities such as the Florida Hurricane Catastrophe Fund ("FHCF").

To minimize the potential credit risk resulting from the use of reinsurance, a centralized group evaluates the credit standing of potential reinsurers and establishes the Company's schedule of approved reinsurers. The assessment process reviews reinsurers against a set of predetermined financial and management criteria and distinguishes between long-tail casualty and short-tail property business. A committee meets regularly to review activity with each reinsurer and affirm the schedule of approved reinsurers.

Reinsurance Recoverables

The Company's net reinsurance recoverables from various property and casualty reinsurance arrangements amounted to $5.4 billion and $4.2 billion at December 31, 2003 and 2002, respectively. Of the total net reinsurance recoverables as of December 31, 2003, $446 relates to the Company's mandatory participation in various involuntary assigned risk pools, which are backed by the financial strength of the property and casualty insurance industry. Of the remainder, $3.5 billion, or 71%, was due from companies rated by A.M. Best. Of the total rated by A.M. Best, 92% of the companies were rated A- (excellent) or better. The remaining $1.4 billion, or 29%, of net recoverables from reinsurers was comprised of the following: 5% related to voluntary pools, 2% related to captive insurance companies, and 22% related to companies not rated by A.M. Best.

Where its contracts permit, the Company secures its collection of these future claim obligations with various forms of collateral including irrevocable letters of credit, secured trusts such as New York Regulation 114 trusts, funds held accounts and group wide offsets.

The net recoverables include an allowance for doubtful accounts. The allowance for unrecoverable reinsurance was $381 and $211 at December 31, 2003 and 2002, respectively. The significant increase was primarily related to the Company's asbestos reserve strengthening actions during the first quarter of 2003. The Company's allowance for unrecoverable reinsurance is regularly reviewed based on management's assessment of the credit quality of its reinsurers as well as an estimate for the cost (if any) of resolution of reinsurer disputes.

Reserves

Reserving for property and casualty losses is an estimation process. As additional experience and other relevant claim data become available, reserve levels are adjusted accordingly. Such adjustments of reserves related to claims incurred in prior years are a natural occurrence in the loss reserving process and are referred to as "reserve development". Reserve development that increases previous estimates of ultimate cost is called "reserve strengthening". Reserve development that decreases previous estimates of ultimate cost is called "reserve releases". Reserve development can influence the comparability of year over year underwriting results and is set forth in the paragraphs and tables that follow. The "prior accident year development (pts.)" in the following tables for the years ended December 31, 2003, 2002 and 2001 represents the ratio of reserve development to earned premiums. For a detailed discussion of the Company's reserve policies, see Notes 1, 7 and 16 of Notes to Consolidated Financial Statements and the Critical Accounting Estimates section of the MD&A.

For the Year Ended December 31, 2003

There was no significant reserve strengthening or release in the Business Insurance and Personal Lines segments for the year ended December 31, 2003. Specialty Commercial strengthened prior accident year reserves by $52 for the year ended December 31, 2003 primarily as a result of losses in the bond and professional liability lines of business. The bond reserve strengthening was isolated to a few severe contract surety claims related to accident year 2002. The professional liability reserve strengthening involved a provision for anticipated settlements of reinsurance obligations for contracts outstanding at the time of the original acquisition of Reliance Group Holdings' auto residual value portfolio in the third quarter of 2000. Reserve strengthening of $94 in the Reinsurance segment for the year occurred across multiple accident years, primarily 1997 through 2000, and principally in the casualty line of traditional reinsurance. In addition, the Other Operations segment for the year ended December 31, 2003 reflects the Company's net asbestos reserve strengthening of $2.6 billion during the first quarter of 2003.

For the Year Ended December 31, 2002

Reserve strengthening in the Business Insurance segment for the year ended December 31, 2002 was not significant. In Personal Lines, prior accident year loss and loss adjustment expenses for non-standard auto were strengthened due to heavier than expected frequency, severity and litigation rates on prior accident years. In addition, the prior accident year provision was increased modestly for mold losses. Virtually all of the strengthening in Specialty Commercial is due to deductible workers' compensation losses on a few large accounts. Reserve strengthening in the Reinsurance segment occurred across multiple accident years, primarily 1997 through 2000, and across several lines of business. High reported losses from ceding companies have persisted throughout 2002 and loss ratios have been revised upward. Virtually all of the reserve strengthening in the Other Operations segment related to asbestos.

For the Year Ended December 31, 2001

There was little reserve strengthening or weakening by segment in 2001 with the exception of Other Operations, where the strengthening was related primarily to non-asbestos and environmental exposures. (For further discussion of reserve activity related to asbestos and environmental, see the Other Operations section of the MD&A.)

A rollforward of liabilities for unpaid claims and claim adjustment expenses by segment for Property & Casualty follows:

For the year ended December 31, 2003	Business Insurance	Personal Lines	Specialty Commercial	Reinsurance	North American P&C	Other Operations	Total P&C
Beginning liabilities for unpaid claims and claim adjustment expenses-gross	**$ 4,744**	**$ 1,692**	**$ 4,957**	**$ 1,614**	**$ 13,007**	**$ 4,084**	**$ 17,091**
Reinsurance and other recoverables	**366**	**49**	**1,998**	**388**	**2,801**	**1,149**	**3,950**
Beginning liabilities for unpaid claims and claim adjustment expenses-net	**4,378**	**1,643**	**2,959**	**1,226**	**10,206**	**2,935**	**13,141**
Provision for unpaid claims and claim adjustment expenses							
Current year	2,346	2,324	1,130	287	6,087	15	6,102
Prior years	(6)	(6)	52	94	134	2,690	2,824
Total provision for unpaid claims and claim adjustment expenses	**2,340**	**2,318**	**1,182**	**381**	**6,221**	**2,705**	**8,926**
Payments	**(1,761)**	**(2,211)**	**(1,015)**	**(409)**	**(5,396)**	**(453)**	**(5,849)**
Other [1]	**(56)**	**(60)**	**(106)**	**(3)**	**(225)**	**225**	**—**
Ending liabilities for unpaid claims and claim adjustment expenses-net	**4,901**	**1,690**	**3,020**	**1,195**	**10,806**	**5,412**	**16,218**
Reinsurance and other recoverables	**395**	**43**	**2,088**	**496**	**3,022**	**2,475**	**5,497**
Ending liabilities for unpaid claims and claim adjustment expenses-gross	**$ 5,296**	**$ 1,733**	**$ 5,108**	**$ 1,691**	**$ 13,828**	**$ 7,887**	**$ 21,715**
Earned premiums	$ 3,696	$ 3,181	$ 1,558	$ 352	$ 8,787	$ 18	$ 8,805
Combined ratio	95.7	95.9	99.3	135.3	98.0		
Loss and loss expense paid ratio	47.7	69.5	65.1	116.3	61.4		
Loss and loss expense incurred ratio	63.3	72.9	75.8	108.4	70.8		
Catastrophe ratio	2.7	4.1	1.7	1.4	3.0		
Prior accident year development (pts.) [2]	(0.2)	(0.2)	3.3	26.7	1.5		

[1] Represents the transfer of reserves pursuant to the MacArthur settlement.
[2] In addition to prior year loss reserve development of $94, Reinsurance had $10 of earned premiums in 2003 that related to exposure periods prior to 2003.

For the year ended December 31, 2002

	Business Insurance	Personal Lines	Specialty Commercial	Reinsurance	North American P&C	Other Operations	Total P&C
Beginning liabilities for unpaid claims and claim adjustment expenses-gross	**$ 4,440**	**$ 1,530**	**$ 5,073**	**$ 1,956**	**$ 12,999**	**$ 4,037**	**$ 17,036**
Reinsurance and other recoverables	**375**	**51**	**2,088**	**448**	**2,962**	**1,214**	**4,176**
Beginning liabilities for unpaid claims and claim adjustment expenses-net	**4,065**	**1,479**	**2,985**	**1,508**	**10,037**	**2,823**	**12,860**
Provision for unpaid claims and claim adjustment expenses							
Current year	1,943	2,244	820	492	5,499	78	5,577
Prior years	19	75	29	77	200	93	293
Total provision for unpaid claims and claim adjustment expenses	**1,962**	**2,319**	**849**	**569**	**5,699**	**171**	**5,870**
Payments	**(1,649)**	**(2,155)**	**(875)**	**(551)**	**(5,230)**	**(359)**	**(5,589)**
Other [1]	**—**	**—**	**—**	**(300)**	**(300)**	**300**	**—**
Ending liabilities for unpaid claims and claim adjustment expenses-net	**4,378**	**1,643**	**2,959**	**1,226**	**10,206**	**2,935**	**13,141**
Reinsurance and other recoverables	**366**	**49**	**1,998**	**388**	**2,801**	**1,149**	**3,950**
Ending liabilities for unpaid claims and claim adjustment expenses-gross	**$ 4,744**	**$ 1,692**	**$ 4,957**	**$ 1,614**	**$ 13,007**	**$ 4,084**	**$ 17,091**
Earned premiums	$ 3,126	$ 2,984	$ 1,222	$ 713	$ 8,045	$ 69	$ 8,114
Combined ratio	97.0	101.0	99.4	107.9	99.8		
Loss and loss expense paid ratio	52.7	72.2	71.7	77.1	65.0		
Loss and loss expense incurred ratio	62.7	77.7	69.4	79.9	70.8		
Catastrophe ratio	0.8	2.5	0.5	0.7	1.3		
Prior accident year development (pts.)	0.6	2.5	2.4	10.8	2.5		

[1] $300 represents the transfer of the international lines of the Reinsurance segment to Other Operations.

For the year ended December 31, 2001

	Business Insurance	Personal Lines	Specialty Commercial	Reinsurance	North American P&C	Other Operations	Total P&C
Beginning liabilities for unpaid claims and claim adjustment expenses-gross	**$ 3,954**	**$ 1,403**	**$ 5,628**	**$ 1,416**	**$ 12,401**	**$ 3,892**	**$ 16,293**
Reinsurance and other recoverables	**195**	**42**	**2,011**	**234**	**2,482**	**1,389**	**3,871**
Beginning liabilities for unpaid claims and claim adjustment expenses-net	**3,759**	**1,361**	**3,617**	**1,182**	**9,919**	**2,503**	**12,422**
Provision for unpaid claims and claim adjustment expenses							
Current year	1,944	2,156	897	983	5,980	12	5,992
Prior years	(10)	17	28	(11)	24	119	143
Total provision for unpaid claims and claim adjustment expenses	**1,934**	**2,173**	**925**	**972**	**6,004**	**131**	**6,135**
Payments	**(1,628)**	**(2,055)**	**(955)**	**(646)**	**(5,284)**	**(308)**	**(5,592)**
Other [1] [2]	**—**	**—**	**(602)**	**—**	**(602)**	**497**	**(105)**
Ending liabilities for unpaid claims and claim adjustment expenses-net	**4,065**	**1,479**	**2,985**	**1,508**	**10,037**	**2,823**	**12,860**
Reinsurance and other recoverables	**375**	**51**	**2,088**	**448**	**2,962**	**1,214**	**4,176**
Ending liabilities for unpaid claims and claim adjustment expenses-gross	**$ 4,440**	**$ 1,530**	**$ 5,073**	**$ 1,956**	**$ 12,999**	**$ 4,037**	**$ 17,036**
Earned premiums	$ 2,630	$ 2,747	$ 1,022	$ 851	$ 7,250	$ 17	$ 7,267
Combined ratio	108.0	102.7	124.2	144.0	112.5		
Loss and loss expense paid ratio	61.7	74.7	94.3	75.8	72.8		
Loss and loss expense incurred ratio	73.5	79.1	90.7	114.2	82.8		
Catastrophe ratio	10.0	2.7	17.9	29.5	10.6		
Prior accident year development (pts.)	(0.4)	0.6	2.7	(1.3)	0.3		

[1] $602 represents the transfer of asbestos and environmental reserves to Other Operations.
[2] Includes $(101) related to the sale of international subsidiaries.

Impact of Re-estimates

As explained in connection with the Company's discussion of Critical Accounting Estimates, the establishment of Property and Casualty reserves is an estimation process. Ultimate losses may vary significantly from the current estimates. Many factors can contribute to these variations and the need to subsequently change the previous estimate of required reserve levels. Subsequent changes can generally be thought of as being the result of the emergence of additional facts that were not known or anticipated at the time of the prior reserve estimate and/or changes in interpretations of information and trends.

The table below shows the range of reserve re-estimates experienced by The Hartford over the past three years. The amount of prior accident year development (as shown in the reserve rollforward) for a given year is expressed as a percent of the beginning reserves. The range below represents the range of such calculations for the last three years. The percentage relationships presented are significantly influenced by the facts and circumstances of each particular year and by the fact that only the last three years are included in the range. Accordingly, these percentages are not intended to be a prediction of the range of possible future variability.

	Business Insurance	Personal Lines	Specialty Commercial	Reinsurance	North American P&C	Other Operations	Total P&C
Range of prior accident year development for the three years ended December 31, 2003 [1] [2]	(0.3) - 0.5	(0.4) - 5.1	0.8 - 1.8	(0.9) - 7.7	0.3 - 2.5	3.3 - 91.7	1.2 – 21.5

[1] Bracketed prior accident development indicates favorable development. Unbracketed amounts represent unfavorable development.

[2] Before the $2.6 billion of reserve strengthening for asbestos during 2003, over the past five years, reserve re-estimates for total Property & Casualty ranged from (1.3%) to 2.3%.

The potential variability of the Company's Property and Casualty reserves would normally be expected to vary by segment and the types of loss exposures insured by those segments. Illustrative factors influencing the potential reserve variability for each of the segments are discussed under Critical Accounting Estimates. In general, the Company would expect the variability of its Personal Lines reserve estimates to be relatively less than the variability of the reserve estimates for its other property and casualty segments. The Company would expect the degree of variability of the other segment's reserve estimates, from lower variability to higher variability, to be generally Business Insurance, Specialty Commercial, Reinsurance, and Other Operations. The actual relative variability could prove to be different.

BUSINESS INSURANCE

Operating Summary			2001	
	2003	2002	Including September 11	Before September 11
Written premiums	$ 3,957	$ 3,412	$ 2,871	$ 2,886
Change in unearned premium reserve	261	286	241	241
Earned premiums	$ 3,696	$ 3,126	$ 2,630	$ 2,645
Benefits, claims and claim adjustment expenses	2,340	1,962	1,934	1,704
Amortization of deferred policy acquisition costs	913	779	681	681
Insurance operating costs and expenses	342	341	257	257
Underwriting results	**$ 101**	**$ 44**	**$ (242)**	**$ 3**
Loss ratio	50.8	50.7	59.9	52.3
Loss adjustment expense ratio	12.5	12.0	13.7	12.1
Expense ratio	31.8	32.7	33.2	33.0
Policyholder dividend ratio	0.6	1.5	1.3	1.3
Combined ratio	**95.7**	**97.0**	**108.0**	**98.7**
Catastrophe ratio	2.7	0.8	10.0	0.7
Combined ratio before catastrophes	**93.0**	**96.2**	**98.0**	**98.0**

			2001	
	2003	2002	Including September 11	Before September 11
Written Premiums Breakdown [1]				
Small Commercial	$ 1,862	$ 1,678	$ 1,447	$ 1,447
Middle Market	2,095	1,734	1,439	1,439
September 11 Terrorist Attack	—	—	(15)	—
Total	**$ 3,957**	**$ 3,412**	**$ 2,871**	**$ 2,886**
Earned Premiums Breakdown [1]				
Small Commercial	$ 1,782	$ 1,555	$ 1,335	$ 1,335
Middle Market	1,914	1,571	1,310	1,310
September 11 Terrorist Attack	—	—	(15)	—
Total	**$ 3,696**	**$ 3,126**	**$ 2,630**	**$ 2,645**

[1] The difference between written premiums and earned premiums is attributable to the change in unearned premium reserve.

Business Insurance provides standard commercial insurance coverage to small and middle market commercial businesses primarily throughout the United States. This segment offers workers' compensation, property, automobile, liability, umbrella and marine coverages. The Business Insurance segment also provides commercial risk management products and services.

2003 Compared to 2002 — Business Insurance achieved written premium growth of $545, or 16%, for the year ended December 31, 2003. Growth was primarily due to written pricing increases of 9%, and new business growth of 17%. Premium renewal retention remained strong at 87%. The written premium increase in middle market business of $361, or 21%, was driven primarily by continued strong written pricing increases and new business growth. Small commercial business increased $184, or 11%, reflecting strong written pricing increases.

Earned premiums increased $570, or 18%, due to strong 2002 and 2003 written pricing increases impacting 2003 earned premium. Earned premiums increased $343, or 22%, and $227, or 15%, for middle market and small commercial, respectively, reflecting double-digit earned pricing increases.

Underwriting results improved $57, with a corresponding 1.3 point decrease in the combined ratio, for the year ended December 31, 2003, despite a significant increase in catastrophe losses due largely to Hurricane Isabel and severe tornadoes in the Midwest. Before catastrophes, underwriting results improved $133, or 196%, with a corresponding 3.2 point decrease in the combined ratio. The improvement was driven by a decrease in the loss ratio before catastrophes for both small commercial and middle market, primarily due to improved frequency of loss and double-digit earned pricing increases. In addition, double-digit earned pricing increases and prudent expense management favorably impacted the expense ratio for the year ended December 31, 2003.

2002 Compared to 2001 — Business Insurance achieved written premium growth of $541 (including $15 of reinsurance cessions related to September 11), or 19%, due to strong growth in both middle market and small commercial. The increase in middle market of $295, or 21%, was due primarily to double-digit pricing increases as well as continued strong new business growth. Small commercial increased $231, or 16%, reflecting double-digit written pricing increases, particularly in the property line of business.

Business Insurance earned premiums increased $496 (including $15 of reinsurance cessions related to September 11), or 19%, due to strong 2002 and 2001 written pricing increases impacting 2002 earned premiums. Middle market increased $260, or 20%, and small commercial increased $221, or 16%, reflecting double-digit earned pricing increases.

Underwriting results improved $286 (including $245 of underwriting loss related to September 11 in 2001), with a corresponding 11 point decrease (including a 9.3 point impact related to September 11) in the combined ratio. The improvement in underwriting results and combined ratio before September 11, was primarily due to double-digit earned pricing increases and minimal loss costs. Business Insurance continued to benefit from favorable frequency loss costs. In addition, the beneficial effects of strong pricing on the underwriting expense ratio have been offset by an increase in taxes, licenses and fees rates, and increased technology spending.

Outlook

Management expects the Business Insurance segment to continue to deliver strong results in 2004. Although price increases within many markets of the commercial industry are expected to moderate, double-digit premium growth is expected to be achieved, in part, due to continued strategic actions being implemented. These include providing a complete product solution for agents and customers, expanding non-traditional distribution alternatives, executing geographic market share strategies and developing technology solutions that deliver superior business tools to The Hartford's agents and alliances. These initiatives are focused on growing the businesses, deepening market share and leveraging resources, all while developing synergies and efficiencies to streamline the cost of doing business. While loss costs are expected to increase, continued pricing and underwriting actions are expected to have a positive impact on the segment's overall profitability in 2004.

PERSONAL LINES

Operating Summary

	2003	2002	2001 Including September 11	2001 Before September 11
Written premiums	$ 3,272	$ 3,050	$ 2,860	$ 2,860
Change in unearned premium reserve	91	66	113	113
Earned premiums	$ 3,181	$ 2,984	$ 2,747	$ 2,747
Benefits, claims and claim adjustment expenses	2,318	2,319	2,173	2,164
Amortization of deferred policy acquisition costs	386	415	385	385
Insurance operating costs and expenses	360	296	276	276
Underwriting results	**$ 117**	**$ (46)**	**$ (87)**	**$ (78)**
Loss ratio	61.6	66.1	67.4	67.2
Loss adjustment expense ratio	11.3	11.6	11.7	11.6
Expense ratio	23.0	23.3	23.6	23.6
Combined ratio	95.9	101.0	102.7	102.4
Catastrophe ratio	4.1	2.5	2.7	2.4
Combined ratio before catastrophes	91.8	98.6	100.0	100.0
Other revenues [1]	$ 123	$ 123	$ 150	$ 150

[1] Represents servicing revenue.

Written Premiums Breakdown [1]	**2003**	**2002**	**2001**
Business Unit			
AARP	$ 2,066	$ 1,855	$ 1,638
Other Affinity	148	179	201
Agency	804	756	783
Omni	254	260	238
Total	**$ 3,272**	**$ 3,050**	**$ 2,860**
Product Line			
Automobile	$ 2,508	$ 2,352	$ 2,224
Homeowners	764	698	636
Total	**$ 3,272**	**$ 3,050**	**$ 2,860**

Earned Premiums Breakdown [1]	**2003**	**2002**	**2001**
Business Unit			
AARP	$ 1,956	$ 1,747	$ 1,559
Other Affinity	163	192	182
Agency	807	794	765
Omni	255	251	241
Total	**$ 3,181**	**$ 2,984**	**$ 2,747**
Product Line			
Automobile	$ 2,458	$ 2,326	$ 2,131
Homeowners	723	658	616
Total	**$ 3,181**	**$ 2,984**	**$ 2,747**
Combined Ratios			
Automobile	98.0	103.1	105.8
Homeowners	88.8	93.8	92.1
Total	**95.9**	**101.0**	**102.7**

[1] The difference between written premiums and earned premiums is attributable to the change in unearned premium reserve.

Personal Lines provides automobile, homeowners' and home-based business coverages to the members of AARP through a direct marketing operation; to individuals who prefer local agent involvement through a network of independent agents in the standard personal lines market ("Standard") and in the non-standard automobile market through the Company's Omni Insurance Group, Inc. ("Omni") subsidiary. Personal Lines also operates a member contact center for health insurance products offered through AARP's Health Care Options. The Hartford's exclusive licensing arrangement with AARP, which was renewed during the fourth quarter of 2001, continues through January 1, 2010 for automobile, homeowners and home-based business. The Health Care Options agreement continues through 2007.

2003 Compared to 2002—Written premiums increased $222, or 7%, due to growth in both the automobile and homeowners lines. The increase in automobile of $156, or 7%, was primarily due to written pricing increases of 10%. Automobile premium renewal retention remained strong at 91% for the year ended December 31, 2003. Homeowners growth of $66, or 9%, was largely driven by written pricing increases of 14%. Premium renewal retention was 101%. The increases in both automobile and homeowners written premiums were primarily due to growth in the AARP program. AARP increased $211, or 11%, primarily as a result of strong written pricing increases. Partially offsetting the increase was a $31, or 17%, decrease in other affinity business due to a planned reduction in policy counts as a result of the Company's strategic decision to de-emphasize other affinity business.

Earned premiums increased $197, or 7%, due primarily to growth in AARP. AARP increased $209, or 12%, as a result of earned pricing increases.

Underwriting results increased $163, with a corresponding 5.1 point decrease in the combined ratio. The improvement was primarily due to the successful execution of the segment's state-specific strategies to manage pricing and loss costs. Automobile results improved 5.1 combined ratio points and homeowners results improved 5.0 combined ratio points, both due primarily to earned pricing increases and favorable frequency loss costs. Personal Lines financial performance was negatively affected by an increase in pre-tax catastrophe losses over prior year of $58, or 1.6 points due largely to Hurricane Isabel, California wildfires and severe tornadoes in the Midwest. Double-digit earned pricing increases and prudent expense management resulted in a 0.3 point decrease in the expense ratio.

2002 Compared to 2001 — Personal Lines written premiums increased $190, or 7%, primarily driven by growth in AARP, partially offset by a reduction in Agency. AARP increased $217, or 13%, primarily as a result of written pricing increases and improved premium renewal retention. Agency decreased $27, or 3%, due primarily to the conversion to six-month policies in certain states.

Earned premiums increased $237, or 9%, due primarily to growth in AARP and Agency. AARP increased $188, or 12%, and Agency increased $29, or 4%, due primarily to earned pricing increases. Underwriting results improved $41 (including $9 of underwriting loss related to September 11), with a corresponding 1.7 point decrease (including a 0.3 point impact related to September 11) in the combined ratio. While automobile results improved due to favorable frequency loss costs, the line of business was negatively impacted by the increasing severity of automobile claims as a result of medical inflation and higher repair costs. The underwriting experience relating to homeowners has remained favorable due to improved frequency of claims, despite an increase in the severity of individual homeowners' claims. An improvement in the underwriting expense ratio, primarily due to written pricing increases and prudent expense management, resulted in a 0.3 point decrease in the expense ratio over the prior year.

Outlook

While the personal lines industry operating fundamentals are expected to be strong in 2004, the market will continue to face significant challenges. Price increases in automobile and homeowners are expected to temper. Regulatory requirements applying to premium rates vary from state to state, and, in most states, rates are subject to prior regulatory approval. State regulatory constraints may prevent companies from obtaining the necessary rates to achieve an underwriting profit. Industry rates may still remain inadequate in certain states in 2004. Loss cost inflation is expected to rise in 2004, and it is uncertain whether favorable frequency loss cost trends can continue. Automobile repair costs and medical inflation are expected to continue to outpace general inflation trends.

The Personal Lines segment is expected to deliver growth in written premiums and underwriting results in 2004 due, in part, to a new auto class plan product and technology platform in the agency channel which were introduced in a majority of states in 2003. These new product and technology investments deliver a competitive value proposition to independent agents. Improved financial results in 2004 for the Personal Lines segment are also expected as a result of continued state-driven pricing product and underwriting actions. Personal Lines' product breadth, channel diversity and technology position this segment to effectively manage the market risks that face the personal lines industry.

Operating Summary	2003	2002	2001 Including September 11	2001 Before September 11
Written premiums	$ 1,612	$ 1,362	$ 989	$ 996
Change in unearned premium reserve	54	140	(33)	(33)
Earned premiums	$ 1,558	$ 1,222	$ 1,022	$ 1,029
Benefits, claims and claim adjustment expenses	1,182	849	925	766
Amortization of deferred policy acquisition costs	254	240	267	267
Insurance operating costs and expenses	151	156	92	91
Underwriting results	**$ (29)**	**$ (23)**	**$ (262)**	**$ (95)**
Loss ratio	62.5	57.6	73.1	59.5
Loss adjustment expense ratio	13.3	11.8	17.6	15.0
Expense ratio	22.9	29.3	33.1	32.8
Policyholder dividend ratio	0.7	0.7	0.4	0.4
Combined ratio	99.3	99.4	124.2	107.7
Catastrophe ratio	1.7	0.5	17.9	1.4
Combined ratio before catastrophes	97.6	98.9	106.3	106.3
Other Revenues [1]	$ 306	$ 233	$ 213	$ 213

[1] Represents servicing revenue.

	2003	2002	2001 Including September 11	2001 Before September 11
Written Premiums Breakdown [1]				
Property	$ 440	$ 405	$ 284	$ 284
Casualty	670	556	434	434
Bond	162	157	138	138
Professional Liability	324	239	168	168
Other	16	5	(28)	(28)
September 11 Terrorist Attack	—	—	(7)	—
Total	**$ 1,162**	**$ 1,362**	**$ 989**	**$ 996**
Earned Premiums Breakdown [1]				
Property	$ 429	$ 346	$ 281	$ 281
Casualty	615	498	438	438
Bond	152	148	127	127
Professional Liability	296	200	117	117
Other	66	30	66	66
September 11 Terrorist Attack	—	—	(7)	—
Total	**$ 1,558**	**$ 1,222**	**$ 1,022**	**$ 1,029**

[1] The difference between written premiums and earned premiums is attributable to the change in unearned premium reserve.

Specialty Commercial offers a variety of customized insurance products and risk management services. The segment provides standard commercial insurance products including workers' compensation, automobile and liability coverages to large-sized companies. Specialty Commercial also provides bond, professional liability, specialty casualty and agricultural coverages, as well as core property and excess and surplus lines coverages not normally written by standard lines insurers. Alternative markets, within Specialty Commercial, provides insurance products and services primarily to captive insurance companies, pools and self-insurance groups. In addition, Specialty Commercial provides third party administrator services for claims administration, integrated benefits, loss control and performance measurement through Specialty Risk Services.

2003 Compared to 2002—Written premiums increased $250, or 18%, for the year ended December 31, 2003, primarily due to double-digit growth in casualty and professional liability. Casualty and professional liability written premiums grew $114, or 21%, and $85, or 36%, respectively, due to strong written pricing increases. While property pricing began to turn negative in the latter half of 2003, written premiums in property increased $35, or 9%, for the year ended December 31, 2003. Bond growth for the year was negatively impacted by ceded reinstatement premium.

Earned premiums increased $336, or 27%, for the year ended December 31, 2003, due primarily to earned premium growth in the property, casualty and professional liability lines of business as a result of strong earned pricing increases.

Underwriting results deteriorated $6 for the year ended December 31, 2003, due primarily to higher catastrophe losses compared to unusually low catastrophe losses in the prior period and an increase in loss reserve development that was driven by prior accident year loss reserve strengthening of $20 in the bond and $25 in the professional liability lines of business. The bond reserve strengthening is isolated to a few severe contract surety claims related to accident year 2002. The professional liability reserve strengthening involved a provision for anticipated settlements of reinsurance obligations for contracts outstanding at the time of the original acquisition of Reliance Group Holdings' auto residual value portfolio in the third quarter of 2000. In addition, an increase in doubtful accounts expense of $10 contributed to the decrease in underwriting results. Excluding catastrophes, property underwriting results continued to be favorable due to earned pricing increases and improved significantly over prior year. Casualty continued to show underwriting improvement over prior year due to a lower loss ratio. The Specialty Commercial combined ratio improved 0.1 points for the year ended December 31, 2003 as the reserve strengthening and higher catastrophes referenced above mitigated the impact of strong earned pricing, higher ceding commissions in the professional liability line of business and prudent expense management.

2002 Compared to 2001 — Specialty Commercial written premiums increased $373 (including $7 of reinsurance cessions related to September 11), or 38%, primarily driven by the property, casualty and professional liability lines of business. Written premiums for property grew $121, or 43%, while specialty casualty grew $122, or 28%, both primarily due to significant price increases and new business growth reflecting an improving operating environment. Professional liability written premiums grew $71, or 42%, also due to significant price increases.

Earned premiums increased $200 (including $7 of reinsurance cessions related to September 11), or 20%, primarily driven by robust earned premium growth in property of $65, or 23%, casualty of $60, or 14%, and professional liability of $83, or 71%, as a result of double-digit earned pricing increases.

Underwriting results improved $239 (including $167 of underwriting loss related to September 11), with a corresponding 24.8 point decrease (including a 16.5 point impact related to September 11) in the combined ratio. The improvement in underwriting results and combined ratio before September 11 was primarily due to favorable property, casualty and professional liability results, as a result of the favorable pricing environment. Increased losses incurred in property due to the Midwest drought; casualty due to deductible workers' compensation losses on a few large accounts; and bond partially mitigated the improvement. In addition, the underwriting expense ratio improved primarily due to pricing increases and prudent expense management. Lower catastrophes, primarily as a result of the Seattle earthquake in the first quarter of 2001, also contributed to the improvement in underwriting results.

Outlook

Specialty Commercial is made up of a diverse group of businesses that are unique to commercial lines. Each line of business operates independently with its own set of business objectives and focuses on the operational dynamics of its specific industry. These businesses, while somewhat interrelated, each have a unique business model and operating cycle. Although written price increases within some markets of the commercial industry are expected to moderate or possibly be negative in 2004, casualty and professional liability pricing is expected to be firm. Strong written pricing in 2003 will contribute to earned premium growth expected in 2004. Management believes that continued strategic actions being taken, which include focusing on maximizing growth in the segment's most profitable lines; providing innovative new products; expanding non-traditional distribution alternatives; and further leveraging underwriting discipline and capabilities will continue to enable the segment to deliver underwriting improvement and premium growth.

Operating Summary

	2003	2002	2001 Including September 11	2001 Before September 11
Written premiums	$ 210	$ 703	$ 849	$ 918
Change in unearned premium reserve	(142)	(10)	(2)	(2)
Earned premiums	$ 352	$ 713	$ 851	$ 920
Benefits, claims and claim adjustment expenses	381	569	972	815
Amortization of deferred policy acquisition costs	88	179	239	239
Insurance operating costs and expenses	8	24	15	15
Underwriting results	**$ (125)**	**$ (59)**	**$ (375)**	**$ (149)**
Loss ratio	98.2	74.9	108.9	83.7
Loss adjustment expense ratio	10.2	4.9	5.3	4.9
Expense ratio	26.9	28.0	29.8	27.6
Combined ratio	135.3	107.9	144.0	116.2
Catastrophe ratio	1.4	0.7	29.5	2.7
Combined ratio before catastrophes	133.8	107.2	114.6	113.5

Written Premiums Breakdown [1]	**2003**	**2002**	**2001**
Traditional reinsurance	$ 154	$ 618	$ 736
Alternative risk transfer ("ART")	56	85	182
September 11 Terrorist Attack	—	—	(69)
Total	**$ 210**	**$ 703**	**$ 849**
Earned Premiums Breakdown [1]			
Traditional reinsurance	$ 299	$ 621	$ 734
Alternative risk transfer ("ART")	53	92	186
September 11 Terrorist Attack	—	—	(69)
Total	**$ 352**	**$ 713**	**$ 851**

[1] The difference between written premiums and earned premiums is attributable to the change in unearned premium reserve.

During the second quarter of 2003, the Company decided to withdraw from the assumed reinsurance business due mainly to the Company's lack of scale necessary to compete effectively in the assumed reinsurance market. On May 16, 2003, the Company entered into a quota share and purchase agreement with Endurance Reinsurance Corporation of America ("Endurance"), whereby the Reinsurance segment retroceded the majority of its inforce book of business as of April 1, 2003 and sold renewal rights to Endurance. Under the quota share agreement, Endurance reinsured most of the segment's assumed reinsurance contracts that were written on or after January 1, 2002 and that had unearned premium as of April 1, 2003. In consideration for Endurance reinsuring the unearned premium as of April 1, 2003, the Company paid Endurance an amount equal to unearned premium less the related unamortized commissions/deferred acquisition costs net of an override commission which was established by the contract. In addition, Endurance will pay a profit sharing commission based on the loss performance of property treaty, property catastrophe and aviation pool unearned premium. Under the purchase agreement, Endurance will pay additional amounts, subject to a guaranteed minimum of $15, based on the level of renewal premium on the reinsured contracts over the two year period following the agreement. The guaranteed minimum is reflected in net income for the year ended December 31, 2003. The Company remains subject to reserve development relating to all retained business.

Prior to the Endurance transaction, the Reinsurance segment assumed reinsurance in North America and primarily wrote treaty reinsurance through professional reinsurance brokers covering various property, casualty, property catastrophe, marine and alternative risk transfer ("ART") products. ART included non-traditional reinsurance products such as multi-year property catastrophe treaties, aggregate of excess of loss agreements and quota share treaties with single event caps. International property catastrophe, marine and ART were also written outside of North America through a London contact office.

2003 Compared to 2002 — Reinsurance written premiums decreased $493, or 70%, and earned premiums decreased $361, or 51%, primarily due to the Company's decision to withdraw from the assumed reinsurance business as discussed above. The decrease in written premiums also reflects the $145 cession of the unearned premium to Endurance related to certain contracts written by the Company prior to April 1, 2003.

Underwriting losses increased $66, with a corresponding 27.4 point increase in the combined ratio, primarily as a result of underwriting losses on the business not ceded to Endurance and adverse loss development on prior underwriting years, primarily 1997 through 2000, particularly in the casualty lines of traditional reinsurance.

2002 Compared to 2001 — Reinsurance written premiums decreased $146 (*including $69 of reinsurance cessions related to* September 11), or 17%, and earned premiums decreased $138 (including $69 related to September 11), or 16%, due to the exclusion of the exited international business, which in January 2002, was transferred to Other Operations, and a reduction in the ART line of business. Written and earned premiums from the international business in 2001 were $131 and $136, respectively. ART written and earned premiums decreased $97, or 53%, and $94, or 51%, respectively, due primarily to the expiration of a non-recurring loss portfolio reinsurance contract and the non-renewal of a quota share treaty with one ceding company. Excluding ART, international and the impact of September 11, written premiums increased $13, or 2%, and earned premiums increased $23, or 4%, due primarily to significant pricing increases as a result of continued market firming, substantially offset by premium reductions due to underwriting requirements to maintain profitability targets.

Underwriting results improved $316 (including $226 of underwriting loss related to September 11), with a corresponding 36.1 point decrease (including a 27.8 point impact related to September 11) in the combined ratio. The improvement in underwriting results and combined ratio before September 11 was primarily due to underwriting initiatives including a shift to excess of loss policies and increased property business mix, as well as the exit from nearly all international lines, an intense focus on returns and lower catastrophes. Underwriting results and the combined ratio were negatively impacted by adverse loss development on prior underwriting years.

Outlook

The Company exited the assumed reinsurance business during 2003. In connection therewith, the Company will continue to manage the runoff of premium and the settlement of claims. The Company remains subject to reserve development relating to all retained business.

OTHER OPERATIONS (INCLUDING ASBESTOS AND ENVIRONMENTAL CLAIMS)

Operating Summary

	2003	2002	2001
Written premiums	$ 14	$ 57	$ 17
Change in unearned premium reserve	(4)	(12)	—
Earned premiums	18	69	17
Benefits, claims and claim adjustment expenses	2,705	171	142
Amortization of deferred policy acquisition costs	1	—	—
Insurance operating costs and expenses	28	62	7
Underwriting results	**$ (2,716)**	**$ (164)**	**$ (132)**

The Other Operations segment includes operations that are under a single management structure, Heritage Holdings, which was finalized in late 2001 to be responsible for two related activities. The first activity is the management of certain subsidiaries and operations of The Hartford that have discontinued writing new business. The second is the management of claims (and the associated reserves) related to asbestos and environmental exposures.

The companies in this segment which are not writing new business include First State Insurance Company and two affiliated subsidiaries, located in Boston, Massachusetts; Heritage Reinsurance Company, Ltd ("Heritage Re"), headquartered in Bermuda; and Excess Insurance Company, Ltd, located in the United Kingdom. Each of these companies is primarily focused on managing claims, resolving disputes and collecting reinsurance proceeds. While the business that was written in these units on either a direct or reinsurance basis spanned a wide variety of insurance and reinsurance policies and coverages, a significant and increasing proportion of current and future claims activity arising from these businesses relates to environmental and, to a greater extent, asbestos exposures. Other Operations also includes the results of The Hartford's international property-casualty businesses (substantially all of which were disposed of in a series of transactions concluding in 2001) and the international businesses of the Reinsurance segment, exited in the fourth quarter of 2001.

2003 Compared to 2002 — The decline in written and earned premiums was due to the runoff of the international assumed reinsurance business that was transferred to the Other Operations segment in January 2002. The underwriting loss was due primarily to the first quarter net asbestos reserve strengthening of $2.6 billion as discussed in the section that follows.

2002 Compared to 2001 —The increase in written and earned premiums reflects the January 2002 transfer of the exited international business of the Reinsurance segment to Other Operations in January 2002.

The paragraphs that follow are background information and a discussion of asbestos and environmental claims, the deteriorating trends with respect to asbestos, and a summary of the Company's detailed study of asbestos reserves.

Asbestos and Environmental Claims

The Hartford continues to receive asbestos and environmental claims, both of which affect Other Operations. These claims are made pursuant to several different categories of insurance coverage. First, The Hartford wrote direct policies as a primary liability insurance carrier. Second, The Hartford wrote direct excess insurance policies providing additional coverage for insureds that exhaust their underlying liability insurance coverage. Third, The Hartford acted as a reinsurer assuming a portion of risks previously assumed by other insurers writing primary, excess and reinsurance coverages. Fourth, The Hartford participated as a London Market company that wrote both direct insurance and assumed reinsurance business.

With regard to both environmental and particularly asbestos claims, significant uncertainty limits the ability of insurers and reinsurers to estimate the ultimate reserves necessary for unpaid losses and related expenses. Traditional actuarial reserving techniques cannot reasonably estimate the ultimate cost of these claims, particularly during periods when theories of law are in flux. As a result of the factors discussed in the following paragraphs, the degree of variability of reserve estimates for these exposures is significantly greater than for other more traditional exposures. In particular, The Hartford believes there is a high degree of uncertainty inherent in the estimation of asbestos loss reserves.

In the case of the reserves for asbestos exposures, factors contributing to the high degree of uncertainty include inadequate development patterns, plaintiffs' expanding theories of liability, the risks inherent in major litigation, and inconsistent emerging legal doctrines. Courts have reached inconsistent conclusions as to when losses are deemed to have occurred and which policies provide coverage; what types of losses are covered; whether there is an insurer obligation to defend; how policy limits are applied; whether particular claims are product/completed operation claims subject to an aggregate limit; and how policy exclusions and conditions are applied and interpreted. Furthermore, insurers in general, including The Hartford, have recently experienced an increase in the number of asbestos-related claims due to, among other things, more intensive advertising by lawyers seeking asbestos claimants, plaintiffs' increased focus on new and previously peripheral defendants, and an increase in the number of insureds seeking bankruptcy protection as a result of asbestos-related liabilities. Plaintiffs and insureds have sought to use bankruptcy proceedings, including "pre-packaged" bankruptcies, to accelerate and increase loss payments by insurers. In addition, some policyholders have begun to assert new classes of claims for so-called "non-products" coverages to which an aggregate limit of liability may not apply. Recently, many insurers, including The Hartford, also have been sued directly by asbestos claimants asserting that insurers had a duty to protect the public from the dangers of asbestos. Management believes these issues are not likely to be resolved in the near future.

Further uncertainties include the effect of the recent acceleration in the rate of bankruptcy filings by asbestos defendants on the rate and amount of The Hartford's asbestos claims payments; a further increase or decrease in asbestos and environmental claims that cannot now be anticipated; whether some policyholders' liabilities will reach the umbrella or excess layers of their coverage; the resolution or adjudication of some disputes pertaining to the amount of available coverage for asbestos claims in a manner inconsistent with The Hartford's previous assessment of these claims; the number and outcome of direct actions against The Hartford; and unanticipated developments pertaining to The Hartford's ability to recover reinsurance for asbestos and environmental claims. It is also not possible to predict changes in the legal and legislative environment and their impact on the future development of asbestos and environmental claims.

It is unknown whether a potential Federal bill concerning asbestos litigation approved by the Senate Judiciary Committee, or some other potential Federal asbestos-related legislation, will be enacted and, if so, what its effect will be on The Hartford's aggregate asbestos liabilities. Additionally, the reporting pattern for excess insurance and reinsurance claims is much longer than direct claims. In many instances, it takes months or years to determine that the policyholder's own obligations have been met and how the reinsurance in question may apply to such claims. The delay in reporting excess and reinsurance claims adds to the uncertainty of estimating the related reserves.

In the case of the reserves for environmental exposures, factors contributing to the high degree of uncertainty include court decisions that have interpreted the insurance coverage to be broader than originally intended; inconsistent decisions, especially across jurisdictions; and uncertainty as to the monetary amount being sought by the claimant from the insured.

Given the factors and emerging trends described above, The Hartford believes the actuarial tools and other techniques it employs to estimate the ultimate cost of claims for more traditional kinds of insurance exposure are less precise in estimating reserves for its asbestos and environmental exposures. The Hartford regularly evaluates new information in assessing its potential asbestos and environmental exposures.

Reserve Activity

Reserves and reserve activity in the Other Operations segment are categorized and reported as asbestos, environmental or "all other" activity. The discussion below relates to reserves and reserve activity, net of applicable reinsurance.

There are a wide variety of claims that drive the reserves associated with asbestos, environmental and the "all other" category the Company has included in Other Operations. Asbestos claims relate primarily to bodily injuries asserted by those who came in contact with asbestos or products containing asbestos. Environmental claims relate primarily to pollution and related clean-up costs. The "all other" category of reserves covers a wide range of exposures, including potential liability for breast implants, blood products, construction defects, lead paint and other long-tail liabilities.

The Other Operations historic book of business contains policies written from the 1940's to 1992, with the majority of the business spanning the interval 1960 to 1990. The Hartford's experience has been that this book of business has over time produced significantly higher claims and losses than were contemplated at inception. The areas of active claim activity have also shifted based on changes in plaintiff focus and the overall litigation environment. A significant portion of the claim reserves of the Other Operations segment relates to exposure to the insurance businesses of other insurers or reinsurers ("whole account" exposure). Many of these whole account exposures arise from reinsurance agreements previously written by The Hartford. The Hartford's net exposure in these arrangements has increased for a variety of reasons, including The Hartford's commutation of previous retrocessions of such business. Due to the reporting practices of cedants to their reinsurers, determination of the nature of the individual risks involved in these whole account exposures (such as asbestos, environmental, or other exposures) requires various assumptions and estimates, which are subject to uncertainty, as previously discussed.

During 2001, the Company observed a decrease in newly reported environmental claims as well as favorable settlements with respect to certain existing environmental claims. Both observations were consistent with longer-term positive trends for environmental liabilities. In the same period, consistent with the reports of other insurers, The Hartford experienced an increase in the number of new asbestos claims by policyholders not previously identified as potentially significant claimants, including installers or handlers of asbestos-containing products. In addition, some policyholders had begun to assert that their asbestos-related claims fell within so-called "non-products" coverage contained within their policies rather than products hazard coverage and that the claimed non-products coverage was not subject to any aggregate limit. Based on a review of the environmental claim trends that was completed in the fourth quarter of 2001 under the supervision of the then newly consolidated management structure and in light of the further uncertainties posed by the foregoing asbestos trends, the Company reclassified $100 of environmental reserves to asbestos reserves.

During 2002, as part of the Company's ongoing monitoring of reserves, the Company reclassified $600 of reserves from the all other reserve category, of which $540 was reclassified to asbestos and $60 was reclassified to environmental claim reserves. The increase in reserves categorized as environmental of $60 (as contrasted with the $100 decrease in the fourth quarter of 2001) occurred because the reviews in each of the two periods employed actuarial techniques to analyze distinct and non-overlapping blocks of reserves and associated exposures. Facts and circumstances associated with each block determined the resulting changes in category. A portion of the 2002 reclassification relates to re-estimates of the appropriate allocation among the asbestos, environmental and all other categories of the aggregate reserves (net of reinsurance) carried for certain assumed reinsurance, commuted cessions and commuted retrocessions of whole account business. As part of the 2002 reclassification, The Hartford also revised formulas that it will use to allocate (among the asbestos, environmental and all other categories) future claim payments for which reinsurance arrangements were commuted and to allocate claim payments made to effect commutations. As a result of these revisions, payments categorized as asbestos and environmental exposures will be higher in future periods than in prior periods.

In the first quarter of 2003, several events occurred that in the Company's view confirmed the existence of a substantial long-term deterioration in the asbestos litigation environment. For example, in February 2003, Combustion Engineering, long a major asbestos defendant, filed a pre-packaged bankruptcy plan under which it proposed to emerge from bankruptcy within five weeks, before opponents of the plan could have a meaningful opportunity to object, and included many novel features in its plan that its insurers found objectionable. In December 2002, Halliburton had announced its intention to file a similar plan through one or more subsidiaries and in January 2003, Honeywell announced that it had reached an agreement with the plaintiffs' bar that would enable it to file a pre-negotiated plan through its former NARCO subsidiary, then already in bankruptcy. In January 2003, Congoleum, a floor tile manufacturer, which previously had defended claims successfully in the tort system, announced its intention to file a pre-packaged plan of reorganization to be funded almost entirely with insurance proceeds. Moreover, prominent members of the plaintiffs' and policyholders' bars announced publicly their intention to file many more such plans. These events represented a worsening of conditions the Company observed in 2002.

As a result of these worsening conditions, the Company conducted a comprehensive, ground-up study of its asbestos exposures in the first quarter of 2003 in an effort to project, beginning at the individual account level, the effect of these trends on the Company's estimated total exposure to asbestos liability. Based on the Company's evaluation of the deteriorating conditions described above, the Company strengthened its gross and net asbestos reserves by $3.9 billion and $2.6 billion, respectively. The reserve strengthening related primarily to policies effective in 1985 or prior years. The Company had incorporated an absolute asbestos exclusion in most of its general liability policies written after 1985. The Company believes that its current asbestos reserves are reasonable and appropriate. However, analyses of future developments could cause The Hartford to change its estimates of its asbestos and environmental reserves, and the effect of these changes could be material to the Company's consolidated operating results, financial condition and liquidity.

Consistent with the Company's long-standing reserving practices, The Hartford will continue to review and monitor these reserves regularly and, where future developments indicate, make appropriate adjustments to the reserves. The loss reserving assumptions, drawn from both industry data and the Company's experience, have been applied over time to all of this business and have resulted in reserve strengthening or reserve releases at various times over the past decade.

The following table presents reserve activity, inclusive of estimates for both reported and incurred but not reported claims, net of reinsurance, for Other Operations, categorized by asbestos, environmental and all other claims, for the years ended December 31, 2003, 2002 and 2001. Also included are the remaining asbestos and environmental exposures of North American Property & Casualty.

Other Operations Claims and Claim Adjustment Expenses

2003	Asbestos	Environmental	All Other[1]	Total
Beginning liability - net	$ 1,118	$ 591	$ 1,250	$ 2,959
Claims and claim adjustment expenses incurred	2,612	2	102	2,716
Claims and claim adjustment expenses paid	(161)	(185)	(119)	(465)
Other [2]	225	—	—	225
Ending liability – net [3] [4]	**$ 3,794**	**$ 408**	**$ 1,233**	**$ 5,435**
2002				
Beginning liability - net	$ 616	$ 654	$ 1,591	$ 2,861
Claims and claim adjustment expenses incurred	88	(11)	89	166
Claims and claim adjustment expenses paid	(126)	(112)	(130)	(368)
Transfer of international lines of Reinsurance [1]	—	—	300	300
Other [5]	540	60	(600)	—
Ending liability – net [3] [4]	**$ 1,118**	**$ 591**	**$ 1,250**	**$ 2,959**
2001				
Beginning liability - net [6]	$ 572	$ 911	$ 1,753	$ 3,236
Claims and claim adjustment expenses incurred	28	15	116	159
Claims and claim adjustment expenses paid	(84)	(172)	(176)	(432)
Other [5]	100	(100)	(102)	(102)
Ending liability – net [3] [4]	**$ 616**	**$ 654**	**$ 1,591**	**$ 2,861**

[1] Includes unallocated loss adjustment expense reserves.

[2] Represents the transfer of reserves pursuant to the MacArthur settlement.

[3] Ending liabilities include asbestos and environmental reserves reported in North American Property & Casualty of $13 and $10, respectively, as of December 31, 2003, of $14 and $10 respectively, as of December 31, 2002, and of $6 and $32, respectively, as of December 31, 2001.

[4] Gross of reinsurance, reserves for asbestos and environmental were $5,884 and $542, respectively, as of December 31, 2003, $1,994 and $682, respectively, as of December 31, 2002 and $1,633 and $919, respectively, as of December 31, 2001.

[5] The nature of these reallocations is described in the preceding discussions.

[6] Represents the January 1, 2002 transfer of reserves from the exited international reinsurance business from the Reinsurance segment to Other Operations.

At December 31, 2003, asbestos reserves were $3.8 billion, an increase of $2.7 billion compared to $1.1 billion as of December 31, 2002. Net incurred losses and loss adjustment expenses were $2.6 billion for the year ended December 31, 2003. The increase in reserves as well as the increase in paid losses reflect asbestos claim and litigation trends.

On December 19, 2003, Hartford Accident and Indemnity Company ("Hartford A&I") entered into a settlement agreement with MacArthur Company and its subsidiary, Western MacArthur Company. (For further discussion of the MacArthur settlement see Part I, Item 3. Legal Proceedings.) Under the settlement agreement, Hartford A&I will pay $1.15 billion into an escrow account in the first quarter of 2004, and the funds will be disbursed to a trust to be established for the benefit of present and future asbestos claimants pursuant to the bankruptcy plan once all conditions precedent to the settlement have occurred. Management expects that all conditions to the settlement will be satisfied, but it is not certain whether or when those conditions will be satisfied.

In comparing environmental claims and claim adjustment expenses paid from year to year, 2003 payments reflect the final settlement of a number of disputed claims that had been in the process resolution for an extended period of time. As a result of the timing of these settlements, the Company believes the level of payments *in 2003* is not representative of annual payments. Trends in asbestos paids and incurreds are addressed in the paragraphs preceding the table. All other paid losses continue to decline year to year.

The Company classifies its asbestos reserves into three categories: direct insurance, assumed reinsurance and London Market. Direct insurance includes primary and excess coverage. Assumed Reinsurance includes both "treaty" reinsurance (covering broad categories of claims or blocks of business) and "facultative" reinsurance (covering specific risks or individual policies of primary or excess insurance companies). London Market business includes the business written by one or more of The Hartford's subsidiaries in the United Kingdom, which are no longer active in the insurance or reinsurance business. Such business includes both direct insurance and assumed reinsurance.

Exposures on direct policies are the easiest to identify because specific policies can be associated with specific accounts and reserves established, where appropriate, for claims presented. Over the last three years, including the current reporting period, the Company experienced a reduction in newly reported environmental claims on Direct business, and actual claim payments have been made at levels within the Company's previously established provisions for loss. However, with respect to asbestos claims, the Company experienced a variety of negative trends, including increasing numbers of policyholders making claims, an apparent increase in the number of claimants under such policies, and an accelerated rate of policyholder bankruptcies. Due to the combination of these events, the Company estimates that the total value of potential claims will reach higher into the excess layers of the Company's policies and into later years of coverage than had been expected.

In reporting the results of the asbestos study, the Company has divided its direct asbestos exposures into the following categories:

Major Asbestos Defendants (the "Top 70" accounts in Tillinghast's published Tiers 1 and 2 and Wellington accounts collectively divided into: structured settlements, Wellington, and Other Major Asbestos Defendants), Accounts with Future Expected Exposures greater than $2.5, Accounts with Future Expected Exposures less than $2.5 and Unallocated.

Structured settlements are those accounts where the Company has reached an agreement with the insured as to the amount and timing of the claim payments to be made to the insured.

The Wellington category includes insureds that entered into the "Wellington Agreement" dated June 19, 1985. The Wellington Agreement provided terms and conditions for how the signatory asbestos producers would access their coverage from the signatory insurers.

The Other Major Asbestos Defendants subcategory represents insureds included in Tiers 1 and 2, as defined by Tillinghast. The Tier 1 and 2 classifications are meant to capture the insureds for which there is expected to be significant exposure to asbestos claims.

The unallocated category includes an estimate of the reserves necessary for asbestos claims related to direct insureds who have not previously tendered asbestos claims to the company and potential non-products exposures.

Assumed Reinsurance exposures are inherently less predictable than direct insurance exposures because the Company may not receive notice of a reinsurance claim until the underlying direct insurance claim is mature. This causes a delay in the receipt of information at the reinsurer level reflecting changes in the asbestos tort litigation and direct insurance coverage environments.

The asbestos and environmental liability components of the London Market book of business consist of both direct policies of insurance and contracts of assumed reinsurance. As a participant in the London Market (comprised of both Lloyd's of London and London Company Markets), the Company wrote business on a subscription basis, with the Company's involvement being limited to a relatively small percentage of a total contract placement. Claims are reported, via a broker, to the "lead" underwriter and, once agreed to, are presented to the following markets for concurrence. This reporting and claim agreement process makes estimating liabilities for this business the most uncertain of the three categories of claims (Direct, Assumed – Domestic and London Market).

The following table displays gross asbestos reserves and other statistics by policyholder category as of December 31, 2003.

Summary of Gross Asbestos Reserves

	As of December 31, 2003						
	Number of Accounts [4]	All Time Paid	Total Reserves	% of Asbestos Reserves	All Time Ultimate	3 Year Total Paid Losses	3 Year Gross Survival Ratio [1] [2] [5]
Major asbestos defendants							(in years)
Structured settlements (includes 2 Wellington accounts)	5	$ 224	$ 279	5%	$ 503	$ 93	9.0
Wellington (direct only)	31	628	300	5%	928	168	5.4
Other major asbestos defendants	29	179	420	7%	599	66	19.1
No known policies (includes 3 Wellington accounts)	5	—	—	—	—	—	—
Accounts with future exposure > $2.5	127	415	1,354	23%	1,769	202	20.1
Accounts with future exposure < $2.5	826	308	111	2%	419	28	11.9
MacArthur Settlement	—	—	1,150	20%	1,150		
Unallocated	—	16	936	15%	952	16	
Total direct [3]		1,770	4,550	77%	6,320	611	22.3
Assumed reinsurance		560	854	15%	1,414	180	14.2
London market		373	480	8%	853	106	13.6
Total gross asbestos reserves		**$ 2,703**	**$ 5,884**	**100%**	**$ 8,587**	**$ 897**	**19.7**

[1] *Survival ratio is a commonly used industry ratio for comparing reserve levels between companies. While the method is commonly used, it is not a predictive technique. Survival ratios may vary over time due to numerous factors such as large payments due to the final resolution of certain asbestos liabilities, or reserve re-estimates. The survival ratio presented in the above table is computed by dividing the recorded reserves by the average of the past three years of payments. The ratio is the calculated number of years the recorded reserves would survive if future annual payments were equal to the historical three-year average.*

[2] *The one year gross paid amount for total asbestos claims is $319 resulting in a one year gross survival ratio of 18.4 years.*

[3] *Three year total paid losses include payments of $38 on closed claims (not presented by category).*

[4] *Number of accounts by category established as of December 2002.*

[5] *If the ratio was calculated without considering the $1.15 billon of reserves that are allocated for the MacArthur payments, which will be paid in 2004, the one year survival ratio would be 14.8 years and the three year survival ratio would be 15.7 years.*

In reporting gross environmental results, the Company has divided the gross exposure into Direct (accounts with future exposure greater than $2.5, accounts with future exposure less than $2.5, and Other direct), Assumed Reinsurance and London Market. The unallocated category includes historical paid loss and expense on closed accounts, an estimate of the necessary reserves for environmental claims related to direct insureds who have not previously tendered environmental claims to the company and reserves for pools and associations.

The following table displays gross environmental reserves and other statistics by category as of December 31, 2003.

Summary of Gross Environmental Reserves

	As of December 31, 2003			
	Number of Accounts[4]	Total Reserves	% of Environmental Reserves	3 Year Gross Survival Ratio [1] [3]
Accounts with future exposure > $2.5	24	$ 107	20%	3.5
Accounts with future exposure < $2.5	593	98	18%	2.2
Other direct [2]	—	56	10%	1.1
Total direct	617	261	48%	2.1
Assumed reinsurance		192	36%	5.9
London market		89	16%	3.5
Total gross environmental reserves		**$ 542**	**100%**	**2.9**

[1] Survival ratio is a commonly used industry ratio for comparing reserve levels between companies. While the method is commonly used, it is not a predictive technique. Survival ratios may vary over time due to numerous factors such as large payments due to the final resolution of certain environmental liabilities, or reserve re-estimates. The survival ratio presented in the above table is computed by dividing the recorded reserves by the average of the past three years of payments. The ratio is the calculated number of years the recorded reserves would last if future annual payments were equal to the historical three-year average.

[2] Includes pools and associations, closed accounts and unallocated IBNR.

[3] The one year gross paid amount for total environmental claims is $141 resulting in a one year gross survival ratio of 3.8 years.

[4] Number of accounts by category established as of June 2003.

The following table sets forth, for the three years ended December 31, 2003, paid and incurred loss activity by the three categories of claims for asbestos and environmental. The table shows that in this timeframe asbestos payments and incurred losses have been increasing, while environmental activity generally has been improving. During the fourth quarter of 2003, The Hartford conducted a comprehensive review of reported environmental claims which reaffirmed that its carried reserves reflect its current best estimate of future exposure. Such estimate is, however, subject to the uncertainties noted earlier.

Paid and Incurred Loss and Loss Adjustment Expense ("LAE") Development – Asbestos and Environmental

	Asbestos		**Environmental**	
2003	**Paid Loss & LAE**	**Incurred Loss & LAE**	**Paid Loss & LAE**	**Incurred Loss & LAE**
Gross				
Direct	$ 226	$ 3,113	$ 109	$ 12
Assumed – Domestic	53	585	15	(3)
London Market	40	286	17	(8)
Total	319	3,984	141	1
Ceded [1]	(158)	(1,372)	44	1
Net	**$ 161**	**$ 2,612**	**$ 185**	**$ 2**
2002				
Gross				
Direct	$ 212	$ 559	$ 124	$ (9)
Assumed – Domestic	66	89	15	(39)
London Market	35	26	24	(26)
Total	313	674	163	(74)
Ceded	(187)	(46)	(51)	123
Net	$ 126	$ 628	$ 112	$ 49
2001				
Gross				
Direct	$ 173	$ 329	$ 148	$ (247)
Assumed – Domestic	61	63	68	(65)
London Market	31	—	36	—
Total	265	392	252	(312)
Ceded	(181)	(264)	(80)	227
Net	$ 84	$ 128	$ 172	$ (85)

[1] 2003 environmental paid losses reflect ceded commutation settlement of previously disputed balances.

Outlook

The Other Operations segment will continue to manage the discontinued operations of The Hartford as well as claims (and associated reserves) related to asbestos and environmental exposure. The Hartford will continue to review various components of all of its reserves on a periodic basis.

General

The Hartford's investment portfolios are primarily divided between Life and Property & Casualty. The investment portfolios are managed based on the underlying characteristics and nature of each operation's respective liabilities and within established risk parameters. (For a further discussion of The Hartford's approach to managing risks, see the Investment Credit Risk and Capital Markets Risk Management sections.)

The investment portfolios of Life and Property & Casualty are managed by Hartford Investment Management Company ("Hartford Investment Management"), a wholly-owned subsidiary of The Hartford. Hartford Investment Management is responsible for monitoring and managing the asset/liability profile, establishing investment objectives and guidelines and determining, within specified risk tolerances and investment guidelines, the appropriate asset allocation, duration, convexity and other characteristics of the portfolios. Security selection and monitoring are performed by asset class specialists working within dedicated portfolio management teams.

Return on general account invested assets is an important element of The Hartford's financial results. Significant fluctuations in the fixed income or equity markets could weaken the Company's financial condition or its results of operations. Additionally, changes in market interest rates may impact the period of time over which certain investments, such as mortgage-backed securities, are repaid and whether certain investments are called by the issuers. Such changes may, in turn, impact the yield on these investments and also may result in reinvestment of funds received from calls and prepayments at rates below the average portfolio yield. Net investment income and net realized capital gains and losses accounted for approximately 19%, 16% and 17% of the Company's consolidated revenues for the years ended December 31, 2003, 2002 and 2001, respectively.

Fluctuations in interest rates affect the Company's return on, and the fair value of, general account fixed maturity investments, which comprised approximately 93% and 90% of the fair value of its invested assets as of December 31, 2003 and 2002, respectively. Other events beyond the Company's control could also adversely impact the fair value of these investments. Specifically, a downgrade of an issuer's credit rating or default of payment by an issuer could reduce the Company's investment return.

The Company invests in private placement securities, mortgage loans and limited partnership arrangements in order to further diversify its investment portfolio. These investment types comprised approximately 17% and 15% of the fair value of its invested assets as of December 31, 2003 and 2002, respectively. These security types are typically less liquid than direct investments in publicly traded fixed income or equity investments. However, generally these securities have higher yields to compensate for the liquidity risk.

A decrease in the fair value of any investment that is deemed other-than-temporary would result in the Company's recognition of a net realized capital loss in its financial results prior to the actual sale of the investment. (For a further discussion, see the Company's discussion of the evaluation of other-than-temporary impairments in Critical Accounting Estimates under "Investments".)

Life

The primary investment objective of Life's general account is to maximize after-tax returns consistent with acceptable risk parameters, including the management of the interest rate sensitivity of invested assets and the generation of sufficient liquidity relative to that of policyholder and corporate obligations, as discussed in the Capital Markets Risk Management section under "Market Risk - Life".

The following table identifies the invested assets by type held in the general account as of December 31, 2003 and 2002.

Composition of Invested Assets

	2003		2002	
	Amount	**Percent**	**Amount**	**Percent**
Fixed maturities, at fair value	$ 37,462	91.0%	$ 29,377	86.7%
Equity securities, at fair value	357	0.9%	458	1.3%
Policy loans, at outstanding balance	2,512	6.1%	2,934	8.7%
Mortgage loans, at cost	466	1.1%	334	1.0%
Limited partnerships, at fair value	177	0.4%	519	1.5%
Other investments	180	0.5%	269	0.8%
Total investments	**$ 41,154**	**100.0%**	**$ 33,891**	**100.0%**

During 2003, fixed maturity investments increased 28%, primarily the result of investment and universal life contract sales, operating cash flows, redeployment of invested assets from limited partnerships and the acquisition of CNA's group life and accident, long-term and short-term disability and certain specialty businesses. In March 2003, the Company decided to liquidate its hedge fund limited partnership investments and reinvest the proceeds in fixed maturity investments. Hedge fund liquidations totaled $397 during the year. As of December 31, 2003 the hedge fund investment have been liquidated.

Investment Results

The following table summarizes Life's investment results.

(before-tax)		2003		2002		2001
Net investment income – excluding policy loan income [1]	$	1,831	$	1,595	$	1,475
Policy loan income		210		254		307
Net investment income – total [1]	$	2,041	$	1,849	$	1,782
Yield on average invested assets [2]		6.0%		6.1%		7.0%
Gross gains on sale	$	267	$	175	$	106
Gross losses on sale		(95)		(112)		(120)
Impairments		(162)		(380)		(105)
Periodic net coupon settlements on non-qualifying derivatives [1]		26		9		(3)
GMWB derivatives, net [3]		6		—		—
Other, net [4]		(2)		—		(14)
Net realized capital gains (losses), before-tax [1]	$	40	$	(308)	$	(136)

[1] *Prior periods reflect the reclassification of periodic net coupon settlements on non-qualifying derivatives from net investment income to net realized capital gains (losses).*

[2] *Represents net investment income (excluding net realized capital gains (losses)) divided by average invested assets at cost or amortized cost, as applicable. Average invested assets are calculated by dividing the sum of the beginning and ending period amounts by two, excluding the collateral obtained from the securities lending program and the fixed maturities associated with the acquisition of CNA's group life and accident, long-term and short-term disability and certain specialty businesses.*

[3] *Net gains on GMWB derivatives were due principally to a $4 gain associated with international funds for which hedge positions were initiated in the first quarter of 2004 and $2 due to modeling refinements to improve valuation estimates. Ineffectiveness on S&P 500 and NASDAQ economic hedge positions for the year was not significant.*

[4] *Primarily consists of changes in fair value and hedge ineffectiveness on derivative instruments as well as the amortization of deferred acquisition costs.*

2003 Compared to 2002 — Net investment income, excluding policy loan income, increased $236, or 15%, compared to the prior year. The increase was primarily due to income earned on a higher invested asset base partially offset by lower investment yields. Policy loan income decreased primarily due to the decline in leveraged COLI policies, as a result of surrender activity and lower sales. Yield on average invested assets decreased as a result of lower rates on new investment purchases and decreased policy loan income.

Net realized capital gains (losses) for 2003 improved by $348 compared to the prior year, primarily as a result of net gains on sales of fixed maturities and a decrease in other-than-temporary impairments on fixed maturities. (For a further discussion of other-than-temporary impairments, see the Other-Than-Temporary Impairments commentary in this section of the MD&A.)

2002 Compared to 2001 — Net investment income, excluding policy loan income, increased $120, or 8%. The increase was primarily due to income earned on a higher invested asset base partially offset by $36 lower income on limited partnerships and the impact of lower interest rates on new investment purchases. Policy loan income decreased primarily due to the decline in leveraged COLI policies, as a result of surrender activity and lower sales. Yield on average invested assets decreased as a result of lower rates on new investment purchases, decreased policy loan income and decreased income on limited partnerships.

Net realized capital losses for 2002 increased $172, or 126%, compared to the prior year as a result of higher other-than-temporary impairments. (For a further discussion of other-than-temporary impairments, see the Other-Than-Temporary Impairments commentary in this section of the MD&A.)

Separate Account Products

Separate account products are those for which a separate investment and liability account is maintained on behalf of the policyholder. The Company's separate accounts reflect two categories of risk assumption: non-guaranteed separate accounts totaling $124.5 billion and $95.3 billion as of December 31, 2003 and 2002, respectively, wherein the policyholder assumes substantially all the risk and reward; and guaranteed separate accounts totaling $12.1 billion and $11.8 billion as of December 31, 2003 and 2002, respectively, wherein the Company contractually guarantees either a minimum return or the account value to the policyholder. Guaranteed separate account products primarily consist of modified guaranteed individual annuities and modified guaranteed life insurance and generally include market value adjustment features and surrender charges to mitigate the risk of disintermediation. The primary investment objective of guaranteed separate accounts is to maximize after-tax returns consistent with acceptable risk parameters, including the management of the interest rate sensitivity of invested assets relative to that of policyholder obligations, as discussed in the Capital Markets Risk Management section under "Market Risk – Life". Effective January 1, 2004, these investments will be included with general account assets pursuant to Statement of Position 03-1, "Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts" (the "SOP").

Investment objectives for non-guaranteed separate accounts, which consist of the participants' account balances, vary by fund account type, as outlined in the applicable fund prospectus or separate account plan of operations. Non-guaranteed separate account products include variable annuities, variable universal life insurance contracts and variable COLI. The separate accounts associated with variable annuity products sold in Japan do not meet the criteria to be recognized as a separate account because the assets are not legally insulated from the Company.

These assets will also be included with general account assets effective January 1, 2004.

Property & Casualty

The investment objective for the majority of Property & Casualty is to maximize economic value while generating after-tax income and sufficient liquidity to meet policyholder and corporate obligations. For Property & Casualty's Other Operations segment, the investment objective is to ensure the full and timely payment of all liabilities. Property & Casualty's investment strategies are developed based on a variety of factors including business needs, regulatory requirements and tax considerations.

The following table identifies the invested assets by type held as of December 31, 2003 and 2002.

Composition of Invested Assets

	2003		2002	
	Amount	**Percent**	**Amount**	**Percent**
Fixed maturities, at fair value	$ 23,715	96.4%	$ 19,446	94.5%
Equity securities, at fair value	208	0.8%	459	2.2%
Real estate/Mortgage loans, at cost	328	1.3%	131	0.7%
Limited partnerships, at fair value	168	0.7%	362	1.8%
Other investments	186	0.8%	175	0.8%
Total investments	**$ 24,605**	**100.0%**	**$ 20,573**	**100.0%**

During 2003, fixed maturity investments increased 22% primarily due to increased operating cash flow, changes in portfolio allocation and the May 2003 capital raising proceeds. In March 2003, the Company decided to liquidate its hedge fund limited partnership investments and certain equity securities and reinvest the proceeds into fixed maturity investments. Equity securities and hedge fund investment liquidations have totaled $289 and $191, respectively, during 2003. As of December 31, 2003, the hedge fund investments have been liquidated.

Investment Results

The following table below summarizes Property & Casualty's investment results.

	2003	2002	2001
Net investment income, before-tax [1]	$ 1,172	$ 1,060	$ 1,042
Net investment income, after-tax [1] [2]	$ 889	$ 820	$ 812
Yield on average invested assets, before-tax [3]	5.5%	5.8%	6.0%
Yield on average invested assets, after-tax [2] [3]	4.2%	4.5%	4.7%
Gross gains on sale	$ 397	$ 282	$ 223
Gross losses on sale	(125)	(181)	(216)
Impairments	(38)	(199)	(91)
Periodic net coupon settlements on non-qualifying derivatives [1]	18	15	11
Other, net [4]	1	15	(19)
Net realized capital gains (losses), before-tax [1]	$ 253	$ (68)	$ (92)

[1] Prior periods reflect the reclassification of periodic net coupon settlements on non-qualifying derivatives from net investment income to net realized capital gains (losses).

[2] Due to significant holdings in tax-exempt investments, after-tax net investment income and yield are also included.

[3] Represents net investment income (excluding net realized capital gains (losses)) divided by average invested assets at cost or amortized cost, as applicable. Average invested assets are calculated by dividing the sum of the beginning and ending period amounts by two, excluding the collateral obtained from the securities lending program.

[4] Primarily consists of changes in fair value and hedge ineffectiveness on derivative instruments.

2003 Compared to 2002 — Before-tax net investment income increased $112, or 11%, and after-tax net investment income increased $69, or 8%, compared to the prior year. The increases in net investment income were primarily due to income earned on a higher invested asset base partially offset by lower investment yields. Yields on average invested assets decreased from the prior year as a result of lower rates on new investment purchases.

Net realized capital gains (losses) for 2003 improved by $321 compared to the prior year. The improvement was primarily the result of net gains on sales of fixed maturity investments, Trumbull Associates, LLC and a decrease in other-than-temporary impairments. (For a further discussion of other-than-temporary impairments, see the Other-Than-Temporary Impairments commentary in this section of the MD&A.)

2002 Compared to 2001 — Before and after-tax net investment income increased 2% and 1%, respectively, compared to the prior year as increased operating cash flow resulted in higher investment income on the higher invested asset base. Yields on average invested assets declined due to the lower interest rate environment.

Net realized capital losses for 2002 improved by $24, or 26%, as higher other-than-temporary impairments in 2002 were offset by a reduction in other losses, as 2001 included losses on international subsidiary sales. (For a further discussion of other-than-temporary impairments, see the Other-than-Temporary Impairments commentary in this section of the MD&A.)

Corporate

Certain proceeds from the Company's September 2002 and May 2003 capital raising activities have been retained in Corporate.

As of December 31, 2003 and 2002 Corporate held $86 and $66, respectively, of short-term fixed maturity investments. In addition, Corporate held $2 of other investments as of December 31, 2003.

Other-Than-Temporary Impairments

The following table identifies the Company's other-than-temporary impairments by type.

Other-Than-Temporary Impairments by Type

	Life			Property & Casualty			Consolidated		
(before-tax)	2003	2002	2001	2003	2002	2001	2003	2002	2001
Asset-backed securities ("ABS")									
Aircraft lease receivables	$ 29	$ 73	$ 2	$ —	$ 11	$ 2	$ 29	$ 84	$ 4
Corporate debt obligations ("CDO")	21	35	14	10	12	9	31	47	23
Credit card receivables	12	9	—	2	—	—	14	9	—
Interest only securities	5	3	10	7	4	11	12	7	21
Manufacturing housing ("MH") receivables	9	14	—	—	8	—	9	22	—
Mutual fund fee receivables	3	16	—	—	2	—	3	18	—
Other ABS	3	13	5	—	3	—	3	16	5
Total ABS	82	163	31	19	40	22	101	203	53
Commercial mortgage-backed securities ("CMBS")	5	4	—	—	—	—	5	4	—
Corporate									
Basic industry	1	—	9	1	—	2	2	—	11
Consumer non-cyclical	7	—	—	2	—	—	9	—	—
Financial services	4	6	—	—	4	—	4	10	—
Food and beverage	25	—	—	—	—	—	25	—	—
Technology and communications	3	142	17	2	116	42	5	258	59
Transportation	7	1	—	3	5	—	10	6	—
Utilities	—	23	37	1	17	16	1	40	53
Other Corporate	—	13	—	—	11	4	—	24	4
Total Corporate	47	185	63	9	153	64	56	338	127
Equity	21	17	—	9	3	5	30	20	5
Foreign government	—	11	11	—	3	—	—	14	11
Mortgage-backed securities ("MBS") – interest only securities	7	—	—	1	—	—	8	—	—
Total other-than-temporary impairments	**$ 162**	**$ 380**	**$ 105**	**$ 38**	**$ 199**	**$ 91**	**$ 200**	**$ 579**	**$ 196**

ABS — During 2003, other-than-temporary impairments were recorded for various ABS security types as a result of a continued deterioration of cash flows derived from the underlying collateral. A significant number of these impairments were recorded on the Company's investments in lower tranches of ABS supported by aircraft lease and enhanced equipment trust certificates (together, "aircraft lease receivables") due to continued lower aircraft lease rates and the prolonged decline in airline travel. CDO impairments were primarily the result of increasing default rates and lower recovery rates on the collateral. Impairments on ABS backed by credit card receivables were a result of issuers extending credit to sub-prime borrowers and the higher default rates on these loans, while impairments on securities supported by MH receivables were primarily the result of repossessed units liquidated at depressed levels. Interest only security impairments recorded during 2003, 2002 and 2001 were due to the flattening of the forward yield curve.

Impairments of ABS during 2002 and 2001 were driven by deterioration of collateral cash flows. Numerous bankruptcies, collateral defaults, weak economic conditions and reduced airline travel were all factors contributing to lower collateral cash flows and broker quoted market prices of ABS.

Corporate — The decline in corporate bankruptcies and improvement in general economic conditions have contributed to lower corporate impairment levels in 2003 compared to 2002. A significant portion of corporate impairments during 2003 resulted from issuers who experienced fraud or accounting irregularities. The most significant of these was the Italian dairy concern, Parmalat SpA, and one consumer non-cyclical issuer in the healthcare industry, which resulted in a $25 and $7 before-tax loss, respectively. A loss of $5 was recorded relating to one communications sector issuer in the cable television industry due to deteriorating earnings forecasts, debt restructuring issues and accounting irregularities. Additional impairments were incurred as a result of the deterioration in the transportation sector during the first half of the year, specifically issuers of airline debt, as a result of a continued decline in airline travel.

During 2002, impairments of corporate securities were concentrated in the technology and communications sector and included a $110 before-tax loss related to securities issued by WorldCom.

During 2001, impairments of corporate securities were concentrated in the technology and communications and the utilities sectors, which included a $53 before-tax loss related to securities issued by Enron Corporation.

Other — Other-than-temporary impairments were also recorded in 2003 on various diversified mutual funds and preferred stock investments. In 2002 and 2001 other-than-temporary impairments were recognized on various common stock investments, primarily in the technology and communications sector, which had experienced declines in fair value for an extended period of time.

In addition to the impairments described above, fixed maturity and equity securities were sold during 2003, 2002 and 2001 at total gross losses of $196, $256 and $221, respectively. No single security was sold at a loss in excess of $10, $13 and $8 during 2003, 2002 and 2001, respectively.

Based upon the general improvement in corporate credit quality, favorable overall market conditions and the apparent stabilization in certain ABS types, the Company expects other-than-temporary impairments to trend lower in 2004 from the 2003 and 2002 amounts.

INVESTMENT CREDIT RISK

The Hartford has established investment credit policies that focus on the credit quality of obligors and counterparties, limit credit concentrations, encourage diversification and require frequent creditworthiness reviews. Investment activity, including setting of policy and defining acceptable risk levels, is subject to regular review and approval by senior management and by the Company's Finance Committee of the Board of Directors.

The Company invests primarily in securities which are rated investment grade and has established exposure limits, diversification standards and review procedures for all credit risks including borrower, issuer and counterparty. Creditworthiness of specific obligors is determined by an internal credit evaluation supplemented by consideration of external determinants of creditworthiness, typically ratings assigned by nationally recognized ratings agencies. Obligor, asset sector and industry concentrations are subject to established limits and monitored on a regular basis.

The Hartford is not exposed to any credit concentration risk of a single issuer greater than 10% of the Company's stockholders' equity.

Derivative Instruments

The Company's derivative counterparty exposure policy establishes market-based credit limits, favors long-term financial stability and creditworthiness and typically requires credit enhancement/credit risk reducing agreements. Credit risk is measured as the amount owed to the Company based on current market conditions and potential payment obligations between the Company and its counterparties. Credit exposures are generally quantified weekly and netted, and collateral is pledged to and held by, or on behalf of, the Company to the extent the current value of derivatives exceeds exposure policy thresholds.

The Company also minimizes the credit risk in derivative instruments by entering into transactions with high quality counterparties which are reviewed periodically by the Company's internal compliance unit, reviewed frequently by senior management and reported to the Company's Finance Committee of the Board of Directors. The Company also maintains a policy of requiring that all derivative contracts be governed by an International Swaps and Derivatives Association Master Agreement which is structured by legal entity and by counterparty and permits right of offset.

The Company periodically enters into swap agreements in which the Company assumes credit exposure from a single entity, referenced index or asset pool. Total return swaps involve the periodic exchange of payments with other parties, at specified intervals, calculated using the agreed upon index and notional principal amounts. Generally, no cash or principal payments are exchanged at the inception of the contract. Typically, at the time a swap is entered into, the cash flow streams exchanged by the counterparties are equal in value.

Credit default swaps involve a transfer of credit risk from one party to another in exchange for periodic payments. One party to the contract will make a payment based on an agreed upon rate and a notional amount. The second party, who assumes credit exposure, will only make a payment when there is a credit event, and such payment will be equal to the notional value of the swap contract, and in return, the second party will receive the debt obligation of the first party. A credit event is generally defined as default on contractually obligated interest or principal payments or bankruptcy.

As of December 31, 2003 and 2002, the notional value of total return and credit default swaps totaled $1.0 billion and $1.0 billion, respectively, and the swap fair value totaled $(33) and $(78), respectively.

Fixed Maturities

The following table identifies fixed maturity securities by type on a consolidated basis, including guaranteed separate accounts, as of December 31, 2003 and December 31, 2002.

Consolidated Fixed Maturities by Type

	2003					2002				
	Amortized Cost	**Unrealized Gains**	**Unrealized Losses**	**Fair Value**	**Percent of Total Fair Value**	**Amortized Cost**	**Unrealized Gains**	**Unrealized Losses**	**Fair Value**	**Percent of Total Fair Value**
ABS	$ 6,483	$ 154	$ (113)	$ 6,524	8.9%	$ 6,109	$ 155	$ (173)	$ 6,091	10.1%
CMBS	10,230	545	(44)	10,731	14.7%	6,964	607	(10)	7,561	12.6%
Collateralized mortgage obligations ("CMO")	1,059	17	(3)	1,073	1.5%	909	45	(2)	952	1.6%
Corporate										
Basic industry	4,035	286	(15)	4,306	5.9%	2,931	194	(19)	3,106	5.2%
Capital goods	1,850	133	(11)	1,972	2.7%	1,399	92	(10)	1,481	2.5%
Consumer cyclical	3,167	210	(12)	3,365	4.6%	1,873	121	(5)	1,989	3.3%
Consumer non-cyclical	3,572	236	(18)	3,790	5.2%	3,101	220	(22)	3,299	5.5%
Energy	2,036	142	(10)	2,168	3.0%	1,812	137	(10)	1,939	3.2%
Financial services	7,767	536	(45)	8,258	11.3%	6,454	441	(100)	6,795	11.3%
Technology and communications	4,955	489	(18)	5,426	7.5%	3,972	337	(92)	4,217	7.0%
Transportation	777	51	(6)	822	1.1%	707	57	(20)	744	1.2%
Utilities	2,941	221	(20)	3,142	4.3%	2,371	147	(60)	2,458	4.1%
Other	720	33	(5)	748	1.0%	483	23	—	506	0.9%
Government/Government agencies										
Foreign	1,605	171	(3)	1,773	2.4%	1,780	162	(8)	1,934	3.2%
United States	1,401	33	(4)	1,430	1.9%	764	53	—	817	1.4%
MBS – agency	2,794	43	(3)	2,834	3.9%	2,739	79	—	2,818	4.7%
Municipal										
Taxable	625	19	(15)	629	0.9%	147	20	(1)	166	0.3%
Tax-exempt	9,445	775	(4)	10,216	14.0%	10,029	822	(5)	10,846	18.1%
Redeemable preferred stock	77	3	—	80	0.1%	97	6	(1)	102	0.2%
Short-term	3,708	3	—	3,711	5.1%	2,151	2	—	2,153	3.6%
Total fixed maturities	**$ 69,247**	**$ 4,100**	**$ (349)**	**$ 72,998**	**100.0%**	**$ 56,792**	**$ 3,720**	**$ (538)**	**$ 59,974**	**100.0%**
Total general account fixed maturities	$ 58,127	$ 3,413	$ (277)	$ 61,263	83.9%	$ 46,241	$ 3,062	$ (414)	$ 48,889	81.5%
Total guaranteed separate account fixed maturities	$ 11,120	$ 687	$ (72)	$ 11,735	16.1%	$ 10,551	$ 658	$ (124)	$ 11,085	18.5%

The Company's fixed maturity gross unrealized gains and losses have improved by $380 and $189, respectively from December 31, 2002 to December 31, 2003, primarily due to improved corporate credit quality and to a lesser extent recognition of other-than-temporary impairments and asset sales, partially offset by an increase in interest rates. The improvement in corporate credit quality was largely due to the security issuers' renewed emphasis on improving liquidity, reducing leverage and various cost cutting measures. Throughout 2003, the general economic outlook has continued to rebound, the result of improved profitability supported by improved manufacturing demand, a continued strong housing market and robust consumer and government spending. The apparent economic acceleration has resulted in the 10 year Treasury rate increasing over 40 basis points since December 31, 2002 and more than 100 basis points from its low in June 2003.

Investment allocations as a percentage of total fixed maturities have remained materially consistent since December 31, 2002, except for CMBS, municipal tax-exempt and short-term securities.

Portfolio allocations to CMBS increased due to the asset class's stable spreads and high quality. CMBS securities have lower prepayment risk than MBS due to contractual penalties. The Company decreased its percentage of tax-exempt municipal holdings due to alternative minimum tax implications. Short-term securities have increased primarily due to the receipt of operating cash flows awaiting investment in longer term securities, securities received as part of the CNA transaction and collateral obtained related to the Company's securities lending program.

Effective December 31, 2003, the Company purchased CNA's group life and accident, long-term and short-term disability and certain specialty business. Associated with the purchase, CNA transferred to the Company $2.3 billion of fixed maturities on December 31, 2003. The securities were recorded at fair value on the date of acquisition resulting in no unrealized gain or loss as of December 31, 2003. The acquired fixed maturities were concentrated in corporate and short-term securities but did not significantly alter the Company's overall investment allocations as a percentage of total fixed maturities. The corporate securities are distributed into several sectors, most notably the financial services, technology and communications and consumer cyclical sectors.

As of December 31, 2003 and 2002, 18% of the fixed maturities were invested in private placement securities, including 11% of Rule 144A offerings to qualified institutional buyers. Private placement securities are generally less liquid than public securities. Most of the private placement securities are rated by nationally recognized rating agencies.

(For a further discussion of risk factors associated with sectors with significant unrealized loss positions, see the sector risk factor commentary under the Consolidated Total Securities with Unrealized Loss Greater than Six Months by Type schedule in this section of the MD&A.)

The following table identifies fixed maturities by credit quality on a consolidated basis, including guaranteed separate accounts, as of December 31, 2003 and 2002. The ratings referenced below are based on the ratings of a nationally recognized rating organization or, if not rated, assigned based on the Company's internal analysis of such securities.

Consolidated Fixed Maturities by Credit Quality

	2003			2002		
	Amortized Cost	Fair Value	Percent of Total Fair Value	Amortized Cost	Fair Value	Percent of Total Fair Value
United States Government/Government agencies	$ 5,274	$ 5,357	7.3%	$ 4,234	$ 4,397	7.3%
AAA	15,672	16,552	22.7%	13,344	14,358	24.0%
AA	7,377	7,855	10.8%	7,267	7,784	13.0%
A	17,646	18,750	25.7%	15,082	16,034	26.7%
BBB	16,143	17,114	23.4%	11,531	12,121	20.2%
BB & below	3,427	3,659	5.0%	3,183	3,127	5.2%
Short-term	3,708	3,711	5.1%	2,151	2,153	3.6%
Total fixed maturities	**$ 69,247**	**$ 72,998**	**100.0%**	**$ 56,792**	**$ 59,974**	**100.0%**
Total general account fixed maturities	$ 58,127	$ 61,263	83.9%	$ 46,241	$ 48,889	81.5%
Total guaranteed separate account fixed maturities	$ 11,120	$ 11,735	16.1%	$ 10,551	$ 11,085	18.5%

As of December 31, 2003 and 2002, 95% and over 94%, respectively, of the fixed maturity portfolio was invested in short-term securities or securities rated investment grade (BBB and above).

The following table presents the Below Investment Grade ("BIG") fixed maturities by type, including guaranteed separate accounts, as of December 31, 2003 and 2002.

Consolidated BIG Fixed Maturities by Type

	2003			2002		
	Amortized Cost	Fair Value	Percent of Total Fair Value	Amortized Cost	Fair Value	Percent of Total Fair Value
ABS	$ 293	$ 275	7.5%	$ 237	$ 209	6.7%
CMBS	185	190	5.2%	196	214	6.8%
Corporate						
Basic industry	365	381	10.4%	338	339	10.8%
Capital goods	177	187	5.1%	177	180	5.8%
Consumer cyclical	377	408	11.2%	289	298	9.5%
Consumer non-cyclical	423	442	12.1%	263	255	8.2%
Energy	113	123	3.4%	111	113	3.6%
Financial services	20	20	0.5%	53	45	1.4%
Technology and communications	418	505	13.8%	612	571	18.3%
Transportation	58	61	1.7%	44	40	1.3%
Utilities	529	549	15.0%	415	376	12.0%
Foreign government	416	463	12.7%	397	441	14.1%
Other	53	55	1.4%	51	46	1.5%
Total fixed maturities	**$ 3,427**	**$ 3,659**	**100.0%**	**$ 3,183**	**$ 3,127**	**100.0%**
Total general account fixed maturities	$ 2,681	$ 2,877	78.6%	$ 2,494	$ 2,443	78.1%
Total guaranteed separate account fixed maturities	$ 746	$ 782	21.4%	$ 689	$ 684	21.9%

As of December 31, 2003 and 2002, the Company held no issuer of a BIG security with a fair value in excess of 3% and 4%, respectively, of the total fair value for BIG securities.

The following table presents the Company's unrealized loss aging for total fixed maturity and equity securities on a consolidated basis, including guaranteed separate accounts, as of December 31, 2003 and 2002, by length of time the security was in an unrealized loss position.

Consolidated Unrealized Loss Aging of Total Securities

	2003			2002		
	Amortized Cost	Fair Value	Unrealized Loss	Amortized Cost	Fair Value	Unrealized Loss
Three months or less	$ 4,867	$ 4,826	$ (41)	$ 2,042	$ 1,949	$ (93)
Greater than three months to six months	3,991	3,854	(137)	1,542	1,463	(79)
Greater than six months to nine months	404	382	(22)	703	611	(92)
Greater than nine months to twelve months	151	142	(9)	1,820	1,719	(101)
Greater than twelve months	1,844	1,688	(156)	2,351	2,103	(248)
Total	**$ 11,257**	**$ 10,892**	**$ (365)**	**$ 8,458**	**$ 7,845**	**$ (613)**
Total general accounts	$ 9,234	$ 8,941	$ (293)	$ 6,339	$ 5,852	$ (487)
Total guaranteed separate accounts	$ 2,023	$ 1,951	$ (72)	$ 2,119	$ 1,993	$ (126)

The decrease in the unrealized loss amount since December 31, 2002 is primarily the result of improved corporate fixed maturity credit quality and to a lesser extent recognition of other-than-temporary impairments and asset sales, partially offset by an increase in interest rates. (For a further discussion, see the economic commentary under the Consolidated Fixed Maturities by Type table in this section of the MD&A.)

As of December 31, 2003, fixed maturities represented $349, or 96%, of the Company's total unrealized loss. There were no fixed maturities as of December 31, 2003 with a fair value less than 80% of the security's amortized cost basis for six continuous months other than certain asset-backed and commercial mortgage-backed securities. Other-than-temporary impairments for certain asset-backed and commercial mortgage-backed securities are recognized if the fair value of the security, as determined by external pricing sources, is less than its carrying amount and there has been a decrease in the present value of the expected cash flows since the last reporting period.

There were no asset-backed or commercial mortgage-backed securities included in the table above, as of December 31, 2003 and 2002, for which management's best estimate of future cash flows adversely changed during the reporting period. As of December 31, 2003, no asset-backed or commercial mortgage-backed securities had an unrealized loss in excess of $15. (For a further discussion of the other-than-temporary impairments criteria, see "Investments" included in the Critical Accounting Estimates section of the MD&A and in Note 1 of Notes to Consolidated Financial Statements.)

The Company held no securities of a single issuer that were at an unrealized loss position in excess of 5% and 6% of the total unrealized loss amount as of December 31, 2003 and 2002, respectively.

The total securities in an unrealized loss position for longer than six months by type as of December 31, 2003 and 2002 are presented in the following table.

Consolidated Total Securities with Unrealized Loss Greater Than Six Months by Type

	2003				2002			
	Amortized Cost	Fair Value	Unrealized Loss	Percent of Total Unrealized Loss	Amortized Cost	Fair Value	Unrealized Loss	Percent of Total Unrealized Loss
ABS and CMBS								
Aircraft lease receivables	$ 174	$ 116	$ (58)	31.0%	$ 94	$ 79	$ (15)	3.4%
CDOs	176	153	(23)	12.3%	262	217	(45)	10.2%
Credit card receivables	123	111	(12)	6.4%	408	359	(49)	11.1%
Other ABS and CMBS	693	673	(20)	10.7%	784	768	(16)	3.6%
Corporate								
Financial services	747	710	(37)	19.8%	910	831	(79)	17.9%
Technology and communications	55	52	(3)	1.6%	609	536	(73)	16.6%
Transportation	42	38	(4)	2.1%	89	72	(17)	3.9%
Utilities	103	95	(8)	4.3%	361	325	(36)	8.2%
Other	268	248	(20)	10.7%	821	781	(40)	9.1%
Diversified equity mutual funds	4	4	—	—	113	88	(25)	5.7%
Other securities	14	12	(2)	1.1%	423	377	(46)	10.3%
Total	**$ 2,399**	**$ 2,212**	**$ (187)**	**100.0%**	**$ 4,874**	**$ 4,433**	**$ (441)**	**100.0%**
Total general accounts	$ 1,760	$ 1,619	$ (141)	75.4%	$ 3,597	$ 3,258	$ (339)	76.9%
Total guaranteed separate accounts	$ 639	$ 593	$ (46)	24.6%	$ 1,277	$ 1,175	$ (102)	23.1%

The ABS securities in an unrealized loss position for six months or more as of December 31, 2003, were primarily supported by aircraft lease receivables, CDOs and credit card receivables. The Company's current view of risk factors relative to these fixed maturity types is as follows:

Aircraft lease receivables — The securities supported by aircraft lease receivables continued to decline in value during 2003 due to a reduction in lease payments and aircraft values driven by a prolonged decline in airline travel, which has resulted in the financial difficulties of many airline carriers. As a result of the uncertainty surrounding the timing of any potential recovery in this industry, significant risk premiums have been required by the market for these securities, resulting in reduced liquidity and lower broker quoted prices. Air travel began to improve in the second half of 2003, which resulted in lease rates stabilizing on certain aircrafts. While the Company saw some modest price increases and greater liquidity in this sector during the fourth quarter of 2003, additional price recovery will depend on continued improvement in economic fundamentals, political stability and airline operating performance.

CDOs — Adverse CDO experience can be attributed to higher than expected default rates and downgrades of the collateral supporting these securities, particularly in the technology and utilities sectors, causing a deterioration in the subordinated tranches of these structures. As a result, significant risk premiums have been required by the market for these securities, resulting in reduced liquidity and lower broker quoted prices. Improved economic and operating fundamentals of the underlying security issuers, along with better market liquidity, should lead to improved pricing levels.

Credit card receivables — The unrealized loss position in credit card securities has primarily been caused by exposure to companies originating loans to sub-prime borrowers. While the unrealized loss position improved for these holdings during the year due to the better than expected performance of the underlying collateral of credit card receivables, concerns remain regarding the long-term viability of certain issuers within this sub-sector.

As of December 31, 2003, security types other than ABS and CMBS that were in a significant unrealized loss position for greater than six months were corporate fixed maturities primarily within the financial services sector.

Financial services — As of December 31, 2003, the securities in the financial services sector unrealized loss position for greater than six months were comprised of approximately 50 different securities. The securities in this category are primarily investment grade and substantially all of these securities are priced at or greater than 90% of amortized cost as of December 31, 2003. These positions are primarily variable rate securities with extended maturity dates, which have been adversely impacted by the reduction in forward interest rates resulting in lower expected cash flows. Unrealized loss amounts for these securities have declined during the year as interest rates have risen. Additional changes in fair value of these securities are primarily dependent on future changes in forward interest rates. A substantial percentage of these securities are currently hedged with interest rate swaps, which convert the variable rate earned on the securities to a fixed amount. The swaps receive cash flow hedge accounting treatment and are currently in an unrealized gain position.

As part of the Company's ongoing security monitoring process by a committee of investment and accounting professionals, the Company has reviewed its investment portfolio and concluded that there were no additional other-than-temporary impairments as of December 31, 2003 and 2002. Due to the issuers' continued satisfaction of the securities' obligations in accordance with their contractual terms and the expectation that they will continue to do so, management's intent and ability to hold these securities, as well as the evaluation of the fundamentals of the issuers' financial condition and other objective evidence, the Company believes that the prices of the securities in the sectors identified above were temporarily depressed.

The evaluation for other-than-temporary impairments is a quantitative and qualitative process, which is subject to risks and uncertainties in the determination of whether declines in the fair value of investments are other-than-temporary. The risks and uncertainties include changes in general economic conditions, the issuer's financial condition or near term recovery prospects and the effects of changes in interest rates. In addition, for securitized financial assets with contractual cash flows (e.g. ABS and CMBS), projections of expected future cash flows may change based upon new information regarding the performance of the underlying collateral. As of December 31, 2003, management's expectation of the discounted future cash flows on these securities was in excess of the associated securities' amortized cost. (For a further discussion, see "Investments" included in the Critical Accounting Estimates section of MD&A and in Note 1 of Notes to Consolidated Financial Statements.)

The following table presents the Company's unrealized loss aging for BIG and equity securities on a consolidated basis, including guaranteed separate accounts, as of December 31, 2003 and 2002.

Consolidated Unrealized Loss Aging of BIG and Equity Securities

	2003			2002		
	Amortized Cost	Fair Value	Unrealized Loss	Amortized Cost	Fair Value	Unrealized Loss
Three months or less	$ 133	$ 129	$ (4)	$ 274	$ 229	$ (45)
Greater than three months to six months	134	129	(5)	308	267	(41)
Greater than six months to nine months	81	73	(8)	266	213	(53)
Greater than nine months to twelve months	18	17	(1)	576	515	(61)
Greater than twelve months	417	349	(68)	610	517	(93)
Total	**$ 783**	**$ 697**	**$ (86)**	**$ 2,034**	**$ 1,741**	**$ (293)**
Total general accounts	$ 663	$ 593	$ (70)	$ 1,702	$ 1,444	$ (258)
Total guaranteed separate accounts	$ 120	$ 104	$ (16)	$ 332	$ 297	$ (35)

Similar to the decrease in the Consolidated Unrealized Loss Aging of Total Securities table from December 31, 2002 to December 31, 2003, the decrease in the BIG and equity security unrealized loss amount was primarily the result of improved corporate fixed maturity credit quality and to a lesser extent recognition of other-than-temporary impairments and asset sales, partially offset by an increase in interest rates. (For a further discussion, see the economic commentary under the

Consolidated Fixed Maturities by Type table in this section of the MD&A.)

The BIG and equity securities in an unrealized loss position for longer than six months by type as of December 31, 2003 and 2002 are presented in the following table.

Consolidated BIG and Equity Securities with Unrealized Loss Greater Than Six Months by Type

	2003				2002			
	Amortized Cost	Fair Value	Unrealized Loss	Percent of Total Unrealized Loss	Amortized Cost	Fair Value	Unrealized Loss	Percent of Total Unrealized Loss
ABS and CMBS								
Aircraft lease receivables	$ 55	$ 36	$ (19)	24.6%	$ 4	$ 2	$ (2)	1.0%
CDOs	44	34	(10)	13.0%	4	2	(2)	1.0%
Credit card receivables	45	34	(11)	14.3%	36	23	(13)	6.3%
Other ABS and CMBS	59	49	(10)	13.0%	45	39	(6)	2.9%
Corporate								
Financial services	142	128	(14)	18.2%	141	131	(10)	4.8%
Technology and communications	6	6	—	—	325	267	(58)	28.0%
Transportation	21	18	(3)	3.9%	33	26	(7)	3.4%
Utilities	76	70	(6)	7.8%	209	182	(27)	13.0%
Other	63	59	(4)	5.2%	379	346	(33)	15.9%
Diversified equity mutual funds	4	4	—	—	113	88	(25)	12.1%
Other securities	1	1	—	—	163	139	(24)	11.6%
Total	**$ 516**	**$ 439**	**$ (77)**	**100.0%**	**$ 1,452**	**$ 1,245**	**$ (207)**	**100.0%**
Total general accounts	$ 417	$ 355	$ (62)	80.5%	$ 1,191	$ 1,012	$ (179)	86.5%
Total guaranteed separate accounts	$ 99	$ 84	$ (15)	19.5%	$ 261	$ 233	$ (28)	13.5%

(For a further discussion of the Company's current view of risk factors relative to certain security types listed above, see the Consolidated Total Securities with Unrealized Loss Greater Than Six Months by Type table in this section of the MD&A.)

CAPITAL MARKETS RISK MANAGEMENT

The Hartford has a disciplined approach to managing risks associated with its capital markets and asset/liability management activities. Investment portfolio management is organized to focus investment management expertise on specific classes of investments, while asset/liability management is the responsibility of dedicated risk management units supporting Life, including guaranteed separate accounts, and Property & Casualty operations. Derivative instruments are utilized in compliance with established Company policy and regulatory requirements and are monitored internally and reviewed by senior management. Derivatives play an important role in facilitating the management of interest rate risk, mitigating equity market risk exposure associated with certain variable annuity products and changes in currency exchange rates.

Market Risk

The Company is exposed to market risk, primarily relating to the market price and/or cash flow variability associated with changes in interest rates, market indices or foreign currency exchange rates.

Interest Rate Risk

The Company's exposure to interest rate risk relates to the market price and/or cash flow variability associated with the changes in market interest rates. The Company manages its exposure to interest rate risk through asset allocation limits, asset/liability duration matching and through the use of derivatives. The Company analyzes interest rate risk using various models including multi-scenario cash flow projection models that forecast cash flows of the liabilities and their supporting investments, including derivative instruments. Measures the Company uses to quantify its exposure to interest rate risk inherent in its invested assets and interest rate sensitive liabilities are duration and key rate duration. Duration is the weighted average term-to-maturity of a security's cash flows, and is used to approximate the percentage change in the price of a security for a 100-basis-point change in market interest rates. For example, a duration of 5 means the price of the security will change by approximately 5% for a 1% change in interest rates. The key rate duration analysis considers the expected future cash flows of assets and liabilities assuming non-parallel interest rate movements.

To calculate duration, projections of asset and liability cash flows are discounted to a present value using interest rate assumptions. These cash flows are then revalued at alternative interest rate levels to determine the percentage change in fair value due to an incremental change in rates. Cash flows from corporate obligations are assumed to be consistent with the contractual payment streams on a yield to worst basis. The primary assumptions used in calculating cash flow projections include expected asset payment streams taking into account prepayment speeds, issuer call options and contract holder behavior. Asset-backed securities, collateralized mortgage obligations and mortgage-backed securities are modeled based on estimates of the rate of future prepayments of principal over the remaining life of the securities. These estimates are developed using prepayment speeds provided in broker consensus data. Such estimates are derived from prepayment speeds previously experienced at the interest rate levels projected for the underlying collateral. Actual prepayment experience may vary from these estimates.

The Company is also exposed to interest rate risk based upon the discount rate assumption associated with the Company's pension and other postretirement benefit obligation. The discount rate assumption is based upon an interest rate yield curve comprised of AAA/AA bonds with maturities between zero and thirty years. Declines in long-term interest rates have had a negative impact on the funded status of the plans. (For a further discussion of interest rate risk associated with the plans, see Capital Resources and Liquidity, "Pension Plans and Other Postretirement Benefits" and Note 12 of Notes to Consolidated Financial Statements.)

Equity Risk

The Company's primary exposure to equity risk relates to the potential for lower earnings associated with certain of the Life's businesses such as variable annuities where fee income is earned based upon the fair value of the assets under management. In addition, Life offers certain guaranteed benefits, primarily associated with variable annuity products, which increases the Company's potential benefit exposure as the equity markets decline. (For a further discussion, see the Life "Equity Risk" section.)

The Company does not have significant equity risk exposure from invested assets. In March 2003, the Company decided to liquidate its hedge fund limited partnership investments and certain equity securities and reinvest the proceeds into fixed maturity investments, thereby reducing its exposure to equity price risk. The Company has not materially changed other aspects of its overall asset allocation position or market risk since December 31, 2002.

The Company is also subject to equity risk based upon the expected long-term rate of return assumption associated with the Company's pension and other postretirement benefit obligation. The Company determines the long-term rate of return assumption for the plans' portfolios based upon an analysis of historical returns. Declines in equity returns have had a negative impact on the funded status of the plans. (For a further discussion of equity risk associated with the plans, see Capital Resources and Liquidity, "Pension Plans and Other Postretirement Benefits" and Note 12 of Notes to Consolidated Financial Statements.

Foreign Currency Exchange Risk

The Company's currency exchange risk is related to non-US dollar denominated investments, which primarily consist of fixed maturity investments and the investment in the Japanese Life operation. A significant portion of the Company's foreign currency exposure is mitigated through the use of derivatives.

Derivative Instruments

The Hartford utilizes a variety of derivative instruments, including swaps, caps, floors, forwards, futures and options, in compliance with Company policy and regulatory requirements to mitigate interest rate, equity market or currency exchange rate risk or volatility.

Interest rate swaps involve the periodic exchange of payments with other parties, at specified intervals, calculated using the agreed upon rates and notional principal amounts. Generally, no cash or principal payments are exchanged at the inception of the contract. Typically, at the time a swap is entered into, the cash flow streams exchanged by the counterparties are equal in value.

Interest rate cap and floor contracts entitle the purchaser to receive from the issuer at specified dates, the amount, if any, by which a specified market rate exceeds the cap strike rate or falls below the floor strike rate, applied to a notional principal amount. A premium payment is made by the purchaser of the contract at its inception, and no principal payments are exchanged.

Forward contracts are customized commitments to either purchase or sell designated financial instruments, at a future date, for a specified price and may be settled in cash or through delivery of the underlying instrument.

Financial futures are standardized commitments to either purchase or sell designated financial instruments, at a future date, for a specified price and may be settled in cash or through delivery of the underlying instrument. Futures contracts trade on organized exchanges. Margin requirements for futures are met by pledging securities, and changes in the futures' contract values are settled daily in cash.

Option contracts grant the purchaser, for a premium payment, the right to either purchase from or sell to the issuer a financial instrument at a specified price, within a specified period or on a stated date.

Foreign currency swaps exchange an initial principal amount in two currencies, agreeing to re-exchange the currencies at a future date, at an agreed upon exchange rate. There is also periodic exchange of payments at specified intervals calculated using the agreed upon rates and exchanged principal amounts.

Derivative activities are monitored by an internal compliance unit, reviewed frequently by senior management and reported to the Finance Committee of the Board of Directors. The notional amounts of derivative contracts represent the basis upon which pay or receive amounts are calculated and are not reflective of credit risk. Notional amounts pertaining to derivative instruments used in the management of market risk for both the general and guaranteed separate accounts at December 31, 2003 and 2002 were $37.3 billion and $18.7 billion, respectively. The increase in the derivative notional amount during 2003 was primarily due to the embedded derivatives and reinsurance contract associated with the GMWB product feature.

The following discussions focus on the key market risk exposures within Life and Property & Casualty portfolios.

Life

Life is responsible for maximizing after-tax returns within acceptable risk parameters, including the management of the interest rate sensitivity of invested assets and the generation of sufficient liquidity to support policyholder and corporate obligations. Life's fixed maturity portfolios and certain investment contracts and insurance product liabilities have material market exposure to interest rate risk. In addition, Life's operations are significantly influenced by changes in the equity markets. Life's profitability depends largely on the amount of assets under management, which is primarily driven by the level of sales, equity market appreciation and depreciation and the persistency of the in-force block of business. Life's foreign currency exposure is primarily related to non-US dollar denominated fixed income securities and the investment in the Japanese Life operation.

Interest Rate Risk

Life's exposure to interest rate risk relates to the market price and/or cash flow variability associated with changes in market interest rates. Changes in interest rates can potentially impact Life's profitability. In certain scenarios where interest rates are volatile, Life could be exposed to disintermediation risk and a reduction in net interest rate spread or profit margins. The investments and liabilities primarily associated with interest rate risk are included in the following discussion. Certain product liabilities, including those containing guaranteed minimum withdrawal or death benefits, expose the Company to interest rate risk but also have significant equity risk. These liabilities are discussed as part of the Equity Risk section below.

Fixed Maturity Investments

Life's general account and guaranteed separate account investment portfolios primarily consist of investment grade fixed maturity securities, including corporate bonds, asset-backed securities, commercial mortgage-backed securities, tax-exempt municipal securities and collateralized mortgage obligations. The fair value of these investments was $49.2 billion and $40.5 billion at December 31, 2003 and 2002, respectively. The fair value of these and Life's other invested assets fluctuates depending on the interest rate environment and other general economic conditions. During periods of declining interest rates, paydowns on mortgage-backed securities and collateralized mortgage obligations increase as the underlying mortgages are prepaid. During such periods, the Company generally will not be able to reinvest the proceeds of any such prepayments at comparable yields. Conversely, during periods of rising interest rates, the rate of prepayments generally declines, exposing the Company to the possibility of asset/liability cash flow and yield mismatch. The weighted average duration of the fixed maturity portfolio was approximately 4.8 and 4.5 as of December 31, 2003 and 2002, respectively.

Liabilities

Life's investment contracts and certain insurance product liabilities, other than non-guaranteed separate accounts, include asset accumulation vehicles such as fixed annuities, guaranteed investment contracts, other investment and universal life-type contracts and other insurance products such as long-term disability.

Asset accumulation vehicles primarily require a fixed rate payment, often for a specified period of time. Product examples include fixed rate annuities with a market value adjustment feature and fixed rate guaranteed investment contracts. The duration of these contracts generally range from less than one year to ten years. In addition, certain products such as universal life contracts and the general account portion of Life's variable annuity products, credit interest to policyholders subject to market conditions and minimum interest rate guarantees. The duration of these products is short-to-intermediate term.

While interest rate risk associated with many of these products has been reduced through the use of market value adjustment features and surrender charges, the primary risk associated with these products is that the spread between investment return and credited rate may not be sufficient to earn targeted returns.

The Company also manages the risk of other insurance liabilities similarly to investment type products due to the relative predictability of the aggregate cash flow payment streams. Products in this category may contain significant actuarial (including mortality and morbidity) pricing and cash flow risks. Product examples include structured settlement contracts, on-benefit annuities (i.e., the annuitant is currently receiving benefits thereon) and short and long-term disability contracts. The cash out flows associated with these policy liabilities are not interest rate sensitive but do vary based on the timing and amount of benefit payments. The primary risks associated with these products are that the benefits will exceed expected actuarial pricing and/or that the actual timing of the cash flows differ from those anticipated, resulting in an investment return lower than that assumed in pricing. Contract duration can range from less than one year to typically up to ten years.

Product Liability Characteristics

Life's product liabilities, other than non-guaranteed separate accounts, include accumulation vehicles such as fixed and variable annuities, other investment and universal life-type contracts, and other insurance products such as long-term disability and term life insurance. The table below shows carrying values of insurance policy liabilities as of December 31, 2003 and 2002.

Description		2003 Total		2002 Total
Fixed rate asset accumulation vehicles	$	14.6	$	13.6
Weighted average credited rate		6.0%		5.8%
Indexed asset accumulation vehicles	$	1.6	$	0.7
Weighted average credited rate		1.8%		3.0%
Interest credited asset accumulation vehicles	$	17.2	$	16.0
Weighted average credited rate		3.8%		4.2%
Long-term pay out liabilities	$	11.8	$	9.1
Short-term pay out liabilities	$	1.2	$	1.0

Life employs several risk management tools to quantify and manage risk arising from investment contracts and other insurance liabilities, such as duration and key rate duration and the use of derivative instruments. For certain portfolios, management monitors the changes in present value between assets and liabilities resulting from various interest rate scenarios using integrated asset/liability measurement systems and a proprietary system that simulates the impacts of parallel and non-parallel yield curve shifts. Based on this current and prospective information, management implements risk reducing techniques to improve the match between assets and liabilities, including the use of derivative instruments. Derivatives used to mitigate interest rate risk are discussed in more detail below.

Derivatives

Life utilizes a variety of derivative instruments to mitigate interest rate risk. Interest rate swaps are primarily used to convert interest receipts to a fixed or variable rate. In addition, interest rate swaps are used to convert the contract rate on certain liability products offered by the Company into a rate that trades in a more liquid and efficient market. The use of such swaps enables the Company to customize contract terms and conditions to customer objectives and satisfies the operation's asset/liability duration matching policy. Occasionally, swaps are also used to hedge the variability in the cash flow of a forecasted purchase or sale due to changes in interest rates.

Interest rate caps and floors, swaptions and option contracts are primarily used to hedge against the risk of liability contract holder disintermediation in a rising interest rate environment, and to offset the changes in fair value of corresponding derivatives embedded in certain of the Company's fixed maturity investments.

At December 31, 2003 and 2002, notional amounts pertaining to derivatives utilized to manage interest rate risk totaled $9.5 billion and $10.0 billion, respectively ($7.8 billion and $8.3 billion, respectively related to insurance investments and $1.7 billion and $1.7 billion, respectively related to life insurance liabilities). The fair value of these derivatives as reflected on the consolidated balance sheets was $142 and $357 as of December 31, 2003 and 2002, respectively.

Calculated Interest Rate Sensitivity

The after-tax change in the net economic value of investment contracts (e.g. guaranteed investment contracts) and other insurance product liabilities (e.g. short and long-term disability contracts), that are not substantially affected by changes in interest rates ("fixed liabilities") and for which the investment experience is substantially absorbed by Life, are included in the following table along with the corresponding general and guaranteed separate account assets. Also included in this analysis are the interest rate sensitive derivatives used by Life to hedge its exposure to interest rate risk. Certain financial instruments, such as limited partnerships, have been omitted from the analysis because the investments are accounted for under the equity method and lack sensitivity to interest rate changes. Interest rate sensitive investment contracts and universal life-type contracts are excluded from the hypothetical calculation below because the contracts generally allow Life significant flexibility to adjust credited rates to reflect actual investment experience and thereby pass through a substantial portion of actual investment experience to the policyholder. Non-guaranteed separate account assets and liabilities are excluded from the hypothetical calculation below because gains and losses in separate accounts generally accrue to policyholders. The estimated change in net economic value assumes a 100 basis point upward and downward parallel shift in the yield curve.

Change in Net Economic Value
As of December 31,

	2003		2002	
Basis point shift	- 100	+ 100	- 100	+ 100
Amount	$ (27)	$ (19)	$ 17	$ (51)

The fixed liabilities included above represented approximately 60% of Life's general and guaranteed separate account liabilities as of December 31, 2003 and 2002. The assets supporting the fixed liabilities are monitored and managed within rigorous duration guidelines using scenario simulation techniques, and are evaluated on an annual basis, in compliance with regulatory requirements.

The after-tax change in fair value of the general account invested asset portfolios that support interest rate sensitive investment contracts and universal life-type contracts and other insurance contracts that possess significant mortality risk are shown in the following table. The cash flows associated with these liabilities are less predictable than fixed liabilities. The Company identifies the most appropriate investment strategy based upon the expected policyholder behavior and liability crediting needs. The hypothetical calculation of the estimated change in fair value below, assumes a 100 basis point upward and downward parallel shift in the yield curve.

Change in Fair Value
As of December 31,

	2003		2002	
Basis point shift	- 100	+ 100	- 100	+ 100
Amount	$ 481	$ (473)	$ 415	$ (401)

The above quantitative presentation was adopted in the current year and is in lieu of the tabular presentation historically disclosed. The Company believes the current presentation is preferable in understanding the Company's invested asset interest rate risk exposure.

The selection of the 100 basis point parallel shift in the yield curve was made only as a hypothetical illustration of the potential impact of such an event and should not be construed as a prediction of future market events. Actual results could differ materially from those illustrated above due to the nature of the estimates and assumptions used in the above analysis. The Company's sensitivity analysis calculation assumes that the composition of invested assets and liabilities remain materially consistent throughout the year and that the current relationship between short-term and long-term interest rates will remain constant over time. As a result, these calculations may not fully capture the impact of portfolio re-allocations, significant product sales or non-parallel changes in interest rates.

In addition, Life carries other obligations (non-insurance liabilities) that have, to a lesser extent, exposure to interest rate risk.

The table below provides information as of December 31, 2003 on debt obligations and reflects principal cash flows and related weighted average interest rates by maturity year. Comparative totals are included as of December 31, 2002.

	2004	2005	2006	2007	2008	Thereafter	2003 Total	2002 Total
Short-term Debt								
Fixed Rate								
Amount	$ 200	$ —	$ —	$ —	$ —	$ —	**$ 200**	$ —
Weighted average interest rate	6.9%	—	—	—	—	—	**6.9%**	—
Fair value	$ 205	$ —	$ —	$ —	$ —	$ —	**$ 205**	$ —
Long-term Debt [1]								
Fixed Rate								
Amount	$ —	$ —	$ —	$ 200	$ 305	$ 1,100	**$ 1,605**	$ 1,575
Weighted average interest rate	—	—	—	7.1%	2.9%	7.4%	**6.5%**	7.2%
Fair value	$ —	$ —	$ —	$ 224	$ 367	1,237	**$ 1,828**	$ 1,681

[1] Includes junior subordinated debentures.

Equity Risk

The Company's operations are significantly influenced by changes in the equity markets. The Company's profitability depends largely on the amount of assets under management, which is primarily driven by the level of sales, equity market appreciation and depreciation and the persistency of the in-force block of business. Prolonged and precipitous declines in the equity markets can have a significant impact on the Company's operations, as sales of variable products may decline and surrender activity may increase, as customer sentiment towards the equity market turns negative. Lower assets under management will have a negative impact on the Company's financial results, primarily due to lower fee income related to the Investment Products and, to a lesser extent, Individual Life segments, where a heavy concentration of equity linked products are administered and sold. Furthermore, the Company may experience a reduction in profit margins if a significant portion of the assets held in the variable annuity separate accounts move to the general account and the Company is unable to earn an acceptable investment spread, particularly in light of the low interest rate environment and the presence of contractually guaranteed minimum interest credited rates, which for the most part are at a 3% rate.

In addition, prolonged declines in the equity market may also decrease the Company's expectations of future gross profits, which are utilized to determine the amount of DAC to be amortized in a given financial statement period. A significant decrease in the Company's estimated gross profits would require the Company to accelerate the amount of DAC amortization in a given period, potentially causing a material adverse deviation in that period's net income. Although an acceleration of DAC amortization would have a negative impact on the Company's earnings, it would not affect the Company's cash flow or liquidity position.

Additionally, the Investment Products segment sells variable annuity contracts that offer various guaranteed death benefits. For certain guaranteed death benefits, the Company pays the greater of (1) the account value at death; (2) the sum of all premium payments less prior withdrawals; or (3) the maximum anniversary value of the contract, plus any premium payments since the contract anniversary, minus any withdrawals following the contract anniversary. The Company currently reinsures a significant portion of these death benefit guarantees associated with its in-force block of business. The Company currently records the death benefit costs, net of reinsurance, as they are incurred. Declines in the equity market may increase the Company's net exposure to death benefits under these contracts.

The Investment Products segment's total gross exposure (i.e. before reinsurance) to these guaranteed death benefits as of December 31, 2003 is $11.4 billion. Due to the fact that 81% of this amount is reinsured, the net exposure is $2.2 billion. This amount is often referred to as the net amount at risk. However, the Company will incur these guaranteed death benefit payments in the future only if the policyholder has an in-the-money guaranteed death benefit at their time of death. In order to analyze the total costs that the Company may incur in the future related to these guaranteed death benefits, the Company performed an actuarial present value analysis. This analysis included developing a model utilizing stochastically generated scenarios and best estimate assumptions related to mortality and lapse rates. A range of projected costs was developed and discounted back to the financial statement date utilizing the Company's cost of capital, which for this purpose was assumed to be 9.25%. Based on this analysis, the Company estimated a 95% confidence interval of the present value of the retained death benefit costs to be incurred in the future to be a range of $88 to $282 for these contracts. The median of the stochastically generated investment performance scenarios was $132. In addition, the Company's gross and net exposure to GMDB and other benefits in its Japanese operation was $0.1 billion at December 31, 2003.

On June 30, 2003, the Company recaptured a block of business previously reinsured with an unaffiliated reinsurer. Under this treaty, Life reinsured a portion of the GMDB feature associated with certain of its annuity contracts. As consideration for recapturing the business and final settlement under the treaty, the Company has received assets valued at approximately $32 and one million warrants exercisable for the unaffiliated company's stock. Prospectively, as a result of the recapture, Life will be responsible for all of the remaining and ongoing risks associated with the GMDB's related to this block of business. The recapture increased the net amount at risk retained by the Company, which is included in the net amount at risk discussed above.

On January 1, 2004, the Company adopted the provisions of Statement of Position 03-1, "Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration

Contracts and for Separate Accounts", (the "SOP"). The provisions of the SOP include a requirement for recording a liability for variable annuity products with a guaranteed minimum death benefit feature. The determination of this liability is also based on models that involve numerous estimates and subjective judgments, including those regarding expected market rates of return and volatility, contract surrender rates and mortality experience. As of January 1, 2004, the Company has recorded a liability for GMDB's sold with variable annuity products of $199 and a related reinsurance recoverable asset of $108. Net of estimated DAC and income tax effects, the cumulative effect of establishing the required GMDB reserves resulted in a reduction of net income of $54 during the first quarter of 2004.

In addition, the Company offers certain variable annuity products with a GMWB rider. The GMWB provides the policyholder with a guaranteed remaining balance ("GRB") if the account value is reduced to zero through a combination of market declines and withdrawals. The GRB is generally equal to premiums less withdrawals. However, annual withdrawals that exceed 7% of the premiums paid may reduce the GRB by an amount greater than the withdrawals and may also impact the guaranteed annual withdrawal amount that subsequently applies after the excess annual withdrawals occur. The policyholder also has the option, after a specified time period, to reset the GRB to the then-current account value, if greater. The GMWB represents an embedded derivative liability in the variable annuity contract that is required to be reported separately from the host variable annuity contract. It is carried at fair value and reported in other policyholder funds. The fair value of the GMWB obligations are calculated based on actuarial assumptions related to the projected cash flows, including benefits and related contract charges, over the lives of the contracts, incorporating expectations concerning policyholder behavior. Because of the dynamic and complex nature of these cash flows, stochastic techniques under a variety of market return scenarios and other best estimate assumptions are used. Estimating cash flows involves numerous estimates and subjective judgments including those regarding expected market rates of return, market volatility, correlations of market returns and discount rates.

Declines in the equity market may increase the Company's exposure to benefits under the GMWB contracts. For all contracts in effect through July 6, 2003, the Company entered into a reinsurance arrangement to offset its exposure to the GMWB for the remaining lives of those contracts. As of July 6, 2003, the Company exhausted all but a small portion of the reinsurance capacity for new business under the current arrangement and will be ceding only a very small number of new contracts subsequent to July 6, 2003. Substantially all new contracts with the GMWB are not covered by reinsurance. These unreinsured contracts are expected to generate volatility in net income as the underlying embedded derivative liabilities are recorded at fair value each reporting period, resulting in the recognition of net realized capital gains or losses in response to changes in certain critical factors including capital market conditions and policyholder behavior. In order to minimize the volatility associated with the unreinsured GMWB liabilities, the Company established an alternative risk management strategy. During the third quarter of 2003, the Company began hedging its unreinsured GMWB exposure using interest rate futures, Standard and Poor's ("S&P") 500 and NASDAQ index put options and futures contracts.

The net impact of the change in value of the embedded derivative, net of the results of the hedging program was a $6 pre-tax gain for the year ended December 31, 2003. The net gain is due principally to an approximate $4 gain associated with international funds for which hedge positions had not been initiated prior to December 31, 2003 but were initiated in the first quarter of 2004 and $2 due to modeling refinements to improve valuation estimates. Excluding these items, ineffectiveness on S&P 500 and NASDAQ economic hedge positions was not significant.

Currency Exchange Risk

Currency exchange risk exists with respect to investments in non-US dollar denominated fixed maturities, primarily denominated in Euro, Sterling, Yen and Canadian dollars, as well as Life's investment in foreign operations, primarily Japan.

The functional currency of the Japanese operation is the Japanese yen. Accordingly, the premiums, claims, commissions and investment income are paid or received in yen. In addition, most of the Japanese operation's investments are yen denominated.

The risk associated with these investments relates to potential decreases in value and income resulting from unfavorable changes in foreign exchange rates. At December 31, 2003 and 2002, Life had approximately $2.0 billion and $1.2 billion of non-US dollar denominated fixed maturities, respectively. The net investment in the Japanese operation was approximately $250 and $113, as of December 31, 2003 and 2002, respectively.

In order to manage its currency exposures, Life enters into foreign currency swaps to hedge the variability in cash flow associated with certain foreign denominated fixed maturities. These foreign currency swap agreements are structured to match the foreign currency cash flows of the hedged foreign denominated securities. As of December 31, 2002, substantially all the fixed maturity investments were hedged into US dollars mitigating the foreign currency exchange risk. In addition, during 2003, Life entered into yen denominated forwards to hedge a substantial portion of the net investment in the Japanese operation. At December 31, 2003 and 2002, the derivatives used to hedge currency exchange risk had a total notional value of $1.6 billion and $1.3 billion, respectively, and total fair value of $(303) and $(70), respectively.

Based on the fair values of Life's non-US dollar denominated investments and derivative instruments (including its Japanese operation) as of December 31, 2003 and 2002, management estimates that a 10% unfavorable change in exchange rates would decrease the fair values by a total of $36 and $13, respectively. The estimated impact was based upon a 10% change in December 31 spot rates. The selection of the 10% unfavorable change was made only for hypothetical illustration of the potential impact of such an event and should not be construed as a prediction of future market events. Actual results could differ materially from those illustrated above due to the nature of the estimates and assumptions used in the above analysis.

Property & Casualty

Property & Casualty attempts to maximize economic value while generating appropriate after-tax income and sufficient liquidity to meet policyholder and corporate obligations. Property & Casualty's portfolio has material exposure to interest rates. The Company continually monitors these exposures and makes portfolio adjustments to manage these risks within established limits.

Interest Rate Risk

The primary exposure to interest rate risk in Property & Casualty relates to its fixed maturity investments, including corporate bonds, asset-backed securities, municipal bonds, commercial mortgage-backed securities and collateralized mortgage obligations. The fair value of these investments was $23.7 billion and $19.4 billion at December 31, 2003 and 2002, respectively. The fair value of these and Property & Casualty's other invested assets fluctuates depending on the interest rate environment and other general economic conditions. During periods of declining interest rates, embedded call features within securities are exercised with greater frequency and paydowns on mortgage-backed securities and collateralized mortgage obligations increase as the underlying mortgages are prepaid. During such periods, the Company generally will not be able to reinvest the proceeds of any such prepayments at comparable yields. Conversely during periods of rising interest rates, the rate of prepayments generally decline. Derivative instruments such as swaps, caps and options are used to manage interest rate risk and had a total notional amount as of December 31, 2003 and 2002 of $1.4 billion and $1.1 billion, respectively, and fair value of $19 and $36, respectively.

One of the measures Property & Casualty uses to quantify its exposure to interest rate risk inherent in its invested assets is duration. The weighted average duration of the fixed maturity portfolio was 4.7 as of December 31, 2003 and 2002.

Calculated Interest Rate Sensitivity

The following table provides an analysis showing the estimated after-tax change in the fair value of Property & Casualty's fixed maturity investments and related derivatives, assuming 100 basis point upward and downward parallel shifts in the yield curve as of December 31, 2003 and 2002. Certain financial instruments, such as limited partnerships, have been omitted from the analysis due to the fact the investments are accounted for under the equity method and lack sensitivity to interest rate changes.

	Change in Fair Value			
	2003		**2002**	
Basis point shift	- 100	+ 100	- 100	+ 100
Amount	$ 738	$ (714)	$ 571	$ (562)

The above quantitative presentation was adopted in the current year and is in lieu of the tabular presentation used by the Company in previous years. The Company believes the current presentation is preferable in understanding the Company's exposure to interest rate risk and how such exposure is managed. The selection of the 100 basis point parallel shift in the yield curve was made only for hypothetical illustration of the potential impact of such an event and should not be construed as a prediction of future market events. Actual results could differ materially from those illustrated above due to the nature of the estimates and assumptions used in the above analysis. The Company's sensitivity analysis calculation assumes that the composition of invested assets remains materially consistent throughout the year and that the current relationship between short-term and long-term interest rates will remain constant over time. As a result, these calculations may not fully capture the impact of portfolio re-allocations or non-parallel changes in interest rates.

Interest rate risk also exists, to a lesser extent, on debt issued. The table below provides information as of December 31, 2003 on debt obligations and reflects principal cash flows and related weighted average interest rates by maturity year. Comparative totals are included as of December 31, 2002.

	2004	**2005**	**2006**	**2007**	**2008**	**Thereafter**	**2003 Total**	**2002 Total**
Short-term Debt								
Variable Rate								
Amount	$ 315	$ —	$ —	$ —	$ —	$ —	**$ 315**	**$** 315
Weighted average interest rate	1.3%	—	—	—	—	—	**1.3%**	1.5%
Fair value	$ 315	$ —	$ —	$ —	$ —	$ —	**$ 315**	**$** 315
Long-term Debt [1]								
Fixed Rate								
Amount	$ —	$ —	$ —	$ 300	$ 350	$ 1,020	**$ 1,670**	$ 1,850
Weighted average interest rate	—	—	—	4.7%	5.4%	6.5%	**6.0%**	6.7%
Fair value	$ —	$ —	$ —	$ 314	$ 398	$ 1,102	**$ 1,814**	$ 1,904

[1] Includes junior subordinated debentures.

Currency Exchange Risk

Currency exchange risk exists with respect to investments in non-US dollar denominated fixed maturities, primarily Euro, Sterling and Canadian dollar denominated securities. The risk associated with these securities relates to potential decreases in value resulting from unfavorable changes in foreign exchange rates. The fair value of these fixed maturity securities at December 31, 2003 and 2002 was $1.2 billion and $1.0 billion, respectively.

In order to manage its currency exposures, Property & Casualty enters into foreign currency swaps and forward contracts to hedge the variability in cash flow associated with certain foreign denominated securities. These foreign currency swap agreements are structured to match the foreign currency cash flows of the hedged foreign denominated securities. At

December 31, 2003 and 2002, the derivatives used to hedge currency exchange risk had a total notional value of $325 and $793, respectively, and total fair value of $(26) and $(4), respectively.

Based on the fair values of Property & Casualty's non-US dollar denominated securities and derivative instruments as of December 31, 2003 and 2002, management estimates that a 10% unfavorable change in exchange rates would decrease the fair values by a total of approximately $75 and $49, respectively. The estimated impact was based upon a 10% change in December 31 spot rates. The selection of the 10% unfavorable change was made only for hypothetical illustration of the potential impact of such an event and should not be construed as a prediction of future market events. Actual results could differ materially from those illustrated above due to the nature of the estimates and assumptions used in the above analysis.

Corporate

Interest Rate Risk

The primary exposure to interest rate risk in Corporate relates to the debt issued in connection with The HLI Repurchase.

The table below provides information as of December 31, 2003 and 2002 on Corporate's debt obligations and reflects principal cash flows and related weighted average interest rates by maturity year. Comparative totals are included as of December 31, 2003.

	2004	2005	2006	2007	2008	Thereafter	2003 Total	2002 Total
Short-term Debt [1]								
Variable Rate								
Amount	$ 535	$ —	$ —	$ —	$ —	$ —	**$ 535**	**$** —
Weighted average interest rate	1.3%	—	—	—	—	—	**1.3%**	—
Fair value	$ 535	$ —	$ —	$ —	$ —	$ —	**$ 535**	**$** —
Long-term Debt								
Fixed Rate								
Amount	$ —	$ 250	$ 250	$ —	$ 565	$ 275	**$ 1,340**	$ 630
Weighted average interest rate	—	7.8%	2.4%	—	2.8%	7.9%	**4.7%**	7.2%
Fair value	$ —	$ 269	$ 248	$ —	$ 681	$ 333	**$ 1,531**	$ 698

[1] $411 of short-term debt was repaid in January 2004.

CAPITAL RESOURCES AND LIQUIDITY

Capital resources and liquidity represent the overall financial strength of The Hartford and its ability to generate strong cash flows from each of the business segments, borrow funds at competitive rates and raise new capital to meet operating and growth needs.

Liquidity Requirements

The liquidity requirements of The Hartford have been and will continue to be met by funds from operations as well as the issuance of commercial paper, common stock, debt securities and borrowings from its credit facilities. The principal sources of operating funds are premiums and investment income, while investing cash flows originate from maturities and sales of invested assets.

The Hartford endeavors to maintain a capital structure that provides financial and operational flexibility to its insurance subsidiaries, ratings that support its competitive position in the financial services marketplace (see the Ratings section below for further discussion), and strong shareholder returns. As a result, the Company may from time to time raise capital from the issuance of stock, debt or other capital securities. The issuance of common stock, debt or other capital securities could result in the dilution of shareholder interests or reduced net income due to additional interest expense.

The Hartford Financial Services Group, Inc. ("HFSG") and HLI are holding companies which rely upon operating cash flow in the form of dividends from their subsidiaries, which enable them to service debt, pay dividends, and pay certain business expenses.

Dividends to HFSG from its subsidiaries are restricted. The payment of dividends by Connecticut-domiciled insurers is limited under the insurance holding company laws of Connecticut. Under these laws, the insurance subsidiaries may only make their dividend payments out of unassigned surplus. These laws require notice to and approval by the state insurance commissioner for the declaration or payment of any dividend, which, together with other dividends or distributions made within the preceding twelve months, exceeds the greater of (i) 10% of the insurer's policyholder surplus as of December 31 of the preceding year or (ii) net income (or net gain from operations, if such company is a life insurance company) for the twelve-month period ending on the thirty-first day of December last preceding, in each case determined under statutory insurance accounting policies. In addition, if any dividend of a Connecticut-domiciled insurer exceeds the insurer's earned surplus, it requires the prior approval of the Connecticut Insurance Commissioner. The insurance holding company laws of the other jurisdictions in which The Hartford's insurance subsidiaries are incorporated (or deemed commercially domiciled) generally contain similar (although in certain instances somewhat more restrictive) limitations on the payment of dividends. For the year ended December 31, 2003, the Company's insurance subsidiaries paid $326 to HFSG and HLI and are permitted to pay up to a maximum of approximately $1.4 billion in dividends to HFSG and HLI in 2004 without prior approval from the applicable insurance commissioner.

The primary uses of funds are to pay claims, policy benefits, operating expenses and commissions and to purchase new investments. In addition, The Hartford has a policy of carrying a significant short-term investment position and accordingly does not anticipate selling intermediate- and long-term fixed maturity investments to meet any liquidity needs. (For a discussion of the Company's investment objectives and strategies, see the Investments and Capital Markets Risk Management sections.)

Sources of Liquidity

Shelf Registrations

On December 3, 2003, The Hartford's shelf registration statement (Registration No. 333-108067) for the potential offering and sale of debt and equity securities in an aggregate amount of up to $3.0 billion was declared effective by the Securities and Exchange Commission. The Registration Statement allows for the following types of securities to be offered: (i) debt securities, preferred stock, common stock, depositary shares, warrants, stock purchase contracts, stock purchase units and junior subordinated deferrable interest debentures of the Company, and (ii) preferred securities of any of one or more capital trusts organized by The Hartford ("The Hartford Trusts"). The Company may enter into guarantees with respect to the preferred securities of any of The Hartford Trusts. As of December 31, 2003, the Company had $3.0 billion remaining on its shelf. Subsequently, in January 2004, the Company issued approximately 6.7 million shares of common stock pursuant to an underwritten offering at a price to the public of $63.25 per share and received net proceeds of $411. Accordingly, as of February 27, 2004, the Company had $2.6 billion remaining on its shelf.

On May 15, 2001, HLI filed with the SEC a shelf registration statement for the potential offering and sale of up to $1.0 billion in debt and preferred securities. The registration statement was declared effective on May 29, 2001. As of December 31, 2003, HLI had $1.0 billion remaining on its shelf.

Commercial Paper and Revolving Credit Facilities

The table below details the Company's short-term debt programs and the applicable balances outstanding.

Description	Effective Date	Expiration Date	Maximum Available	As of December 31, 2003	As of December 31, 2002
Commercial Paper					
The Hartford	11/10/86	N/A	$ 2,000	$ 850	$ 315
HLI	2/7/97	N/A	250	—	—
Total commercial paper			$ 2,250	$ 850	$ 315
Revolving Credit Facility					
5-year revolving credit facility	6/20/01	6/20/06	$ 1,000	$ —	$ —
3-year revolving credit facility	12/31/02	12/31/05	490	—	—
Total Revolving Credit Facilities			$ 1,490	$ —	$ —
Total Outstanding Commercial Paper and Revolving Credit Facilities			**$ 3,740**	**$ 850**	**$ 315**

Off-Balance Sheet Arrangements and Aggregate Contractual Obligations

On June 30, 2003, the Company entered into a sale-leaseback of certain furniture and fixtures with a net book value of $40. The sale-leaseback resulted in a gain of $15, which was deferred and will be amortized into earnings over the initial lease term of three years. The lease qualifies as an operating lease for accounting purposes. At the end of the initial lease term, the Company has the option to purchase the leased assets, renew the lease for two one-year periods or return the leased assets to the lessor. If the Company elects to return the assets to the lessor at the end of the initial lease term, the assets will be sold, and the Company has guaranteed a residual value on the furniture and fixtures of $20. If the fair value of the furniture and fixtures were to decline below the residual value, the Company would have to make up the difference under the residual value guarantee. Since the estimated fair value of the equipment at the end of the initial lease term exceeds the residual value, the Company has not recorded a liability for the residual value guarantee.

The Company has outstanding commitments to fund limited partnership investments. These capital commitments can be called by the partnership at any time during the commitment period (on average, 3-6 years) to fund working capital needs or the purchase of new investments. If the commitment period expires and has not been fully funded, The Hartford is not required to fund the remaining unfunded commitment but may elect to do so. The Company is unable to predict the timing of the funding of these outstanding commitments. The Company also has outstanding commitments to fund obligations associated with investments in mortgage loans. These have a commitment period that expires in one year.

The Company does not have any other off-balance sheet arrangements including letters of credit, guarantees issued on behalf of unconsolidated entities, trading activities involving non-exchange-traded contracts accounted for at fair value, obligations under derivative financial instruments indexed to the Company's stock, retained interests in assets transferred to unconsolidated entities and obligations arising from a material interest in an unconsolidated entity, except as disclosed in Note 1 of Notes to Consolidated Financial Statements.

The following table identifies the Company's aggregate contractual obligations due by payment period:

	Payments due by period				
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term debt obligations [1] [2]	$ 6,239	$ 752	$ 541	$ 675	$ 4,271
Capital lease obligations	—	—	—	—	—
Operating lease obligations	748	161	264	179	144
Purchase obligations [3]	857	698	142	17	—
Other long-term liabilities reflected on the balance sheet [4] [5]	1,537	1,537	—	—	—
Total	$ 9,381	$ 3,148	$ 947	$ 871	$ 4,415

[1] *Includes contractual principal and interest payments. Payments exclude amounts associated with fair-value hedges of certain of the Company's long-term debt. All long-term debt obligations have fixed rates of interest.*

[2] *On February 13, 2004, the Company provided notice that all outstanding 7.2% junior subordinated debentures underlying trust preferred securities issued by Hartford Life Capital I have been called for redemption on March 15, 2004. The principal and interest payable upon redemption of $253 has been reflected in payments due in less than 1 year. Long-term debt obligations also includes principal and interest payments of $700 and $2.5 billion, respectively, related to junior subordinated debentures which are callable beginning in 2006. See Note 8 of Notes to Consolidated Financial Statements for additional discussion of long-term debt obligations.*

[3] *Includes $661 in commitments to purchase investments including $324 of limited partnerships and $140 of mortgage loans. Outstanding commitments under these limited partnerships and mortgage loans are included in payments due in less than 1 year since the timing of funding these commitments cannot be estimated. The remaining $197 relates to payables for securities purchased which are reflected on the Company's consolidated balance sheet.*

[4] *As of December 31, 2003, the Company has accepted cash collateral of $1.2 billion in connection with the Company's derivative instruments. Since the timing of the return of the collateral is uncertain, the return of the collateral has been included in the payments due in less than 1 year.*

[5] *Includes estimated contribution of $300 to the Company's pension plan in 2004.*

Pension Plans and Other Postretirement Benefits

The Company maintains a U.S. qualified defined benefit pension plan (the "Plan") that covers substantially all employees, as well as unfunded excess plans to provide benefits in excess of amounts permitted to be paid to participants of the Plan under the provisions of the Internal Revenue Code. Additionally, the Company has entered into individual retirement agreements with certain current and retired directors providing for unfunded supplemental pension benefits. The Company maintains international plans which represent an immaterial percentage of total pension assets, liabilities and expense and, for reporting purposes, are combined with domestic plans.

In September 2003, the Company announced its approval to amend the Plan to implement, effective January 1, 2009, the cash balance formula for purposes of calculating future pension benefits for services rendered on or after January 1, 2009 for employees hired before January 1, 2001. These amounts are in addition to amounts earned through December 31, 2008 under the traditional final average pay formula. Employees hired on or after January 1, 2001 are currently covered under the same cash balance formula.

The Company made voluntary contributions of $306, $0 and $90 in 2003, 2002 and 2001, respectively, to its defined benefit pension plan. Pension expense reflected in the Company's net income was $120, $67 and $57 in 2003, 2002 and 2001, respectively. The Company estimates its 2004 pension expense will be approximately $122, based on current assumptions provided below. The assumptions that primarily impact the amount of the Company's pension obligations and periodic pension expense are the weighted-average discount rate and the Plan asset portfolio's expected long-term rate of return.

In determining the discount rate assumption, the Company utilizes current market information provided by its plan actuaries, including a discounted cash flow analysis of the Company's pension obligation and general movements in the current market environment. In particular, the Company uses an interest rate yield curve developed by its plan actuaries to make judgments pursuant to EITF Topic No. D-36, "Selection of Discount Rates Used for Measuring Defined Benefit Pension Obligations and Obligations of Postretirement Benefit Plans Other Than Pensions". The yield curve is comprised of AAA/AA bonds with maturities between zero and thirty years. Based upon all available information, it was determined that 6.25% is the appropriate discount rate as of December 31, 2003 to calculate the Company's accrued benefit cost liability. Accordingly, as prescribed by SFAS No. 87, "Employers' Accounting for Pensions", the 6.25% discount rate will also be used to determine the Company's 2004 pension expense. At December 31, 2002 the discount rate was 6.5%.

The Company determines the long-term rate of return assumption for the Plan's asset portfolio based on analysis of the portfolio's historical compound rates of return since 1979 (the earliest date for which comparable portfolio data is available) over rolling 5 year, 10 year and 20 year periods, balanced along with future long-term return expectations. The Company selected these periods, as well as shorter durations, to assess the portfolio's volatility, duration and total returns as they relate to pension obligation characteristics, which are influenced by the Company's workforce demographics. While the historical return of the Plan's portfolio has been 10.86% since 1979, management lowered its long-term rate of return assumption from 9.00% to 8.50% as of December 31, 2003 based on its long-term outlook with respect to the markets, which has been influenced by the poor equity market performance in recent years coupled with the recent decline in fixed income security yields.

The Plan's asset portfolio is generally structured over time to include approximately 60% equity securities (substantially securities issued by United States-based companies) and 40% fixed income securities (substantially investment grade and above). At December 31, 2003, the portfolio composition varied slightly from the targeted mix and was approximately

61% equity securities and 39% fixed income securities due in part to a rebound in the equity markets and declining interest rates.

As provided for under SFAS No. 87, the Company uses a five-year averaging method to determine the market-related value of Plan assets, which is used to determine the expected return component of pension expense. Under this methodology, asset gains/losses that result from returns that differ from the Company's long-term rate of return assumption are recognized in the market-related value of assets on a level basis over a five year period. The actual asset return/(loss) for the Plan of $334 and $ (119) for the years ended December 31, 2003 and 2002, respectively, reflects the improved equity market performance in 2003, as compared to an expected return of $184 and $183 for the years ended December 31, 2003 and 2002, respectively. These differentials will be fully reflected in the market-related value of Plan assets over the next five years using the methodology described above. Despite the favorable 2003 actual asset return, the level of unrecognized net losses continues to exceed the allowable amortization corridor as defined under SFAS No. 87. Based on the selected 2004 discount rate of 6.25% and taking into account estimated future minimum funding, the differential between actual and expected performance in 2003 will decrease annual pension expense in future years by approximately $7 in 2004 and decrease by approximately $37 in 2008. Additionally, the decrease in the long-term rate of return assumption from 9.00% to 8.50% is expected to increase the Company's annual pension expense by approximately $10.

At December 31, 2003, the change in the discount rate from 6.50% (as of December 31, 2002) to 6.25% (as of December 31, 2003) increased the projected benefit obligation ("PBO") by $100. The effect of this increase in PBO will serve to increase annual pension expense by approximately $7, assuming no future changes in discount rates going forward. In addition, the decrease in discount rate will also increase the service cost component of pension expense by approximately $5.

Changes in the economic assumptions used to determine pension expense will impact the Company's pension expense. As mentioned earlier, the two economic assumptions that have the most impact on pension expense are the discount rate and the expected long-term rate of return. To illustrate the impact of these assumptions on annual pension expense for 2004 and going forward, a 25 basis point change in the discount rate will increase/decrease pension expense by approximately $12, and a 25 basis point change in the long-term asset return assumption will increase/decrease pension expense by approximately $5.

While the Company has significant discretion in making voluntary contributions to the Plan, the Employee Retirement Income Security Act of 1974 regulations mandate minimum contributions in certain circumstances. Under current assumptions, assuming no continued pension relief in 2004 the required minimum funding contributions are estimated to be approximately $160. If Congress approves pension relief legislation for 2004, the Company is not expected to have a minimum funding requirement in 2004.

Capitalization

The capital structure of The Hartford as of December 31, 2003 and 2002 consisted of debt and equity, summarized as follows:

	As of December 31,	
	2003	**2002**
Short-term debt (includes current maturities of long-term debt)	$ 1,050	$ 315
Long-term debt [1]	4,613	4,064
Total debt	**$ 5,663**	**$ 4,379**
Equity excluding accumulated other comprehensive income, net of tax ("AOCI")	$ 10,393	$ 9,640
AOCI	1,246	1,094
Total stockholders' equity	**$ 11,639**	**$ 10,734**
Total capitalization including AOCI	**$ 17,302**	**$ 15,113**
Debt to equity	49%	41%
Debt to capitalization	33%	29%

[1] Includes junior subordinated debentures.

The Hartford's total capitalization increased $2.2 billion during the year ended and as of December 31, 2003 as compared with December 31, 2002. This increase was due to the capital raising described below, partially offset by dividends declared and the loss for the year, which reflected the $1.7 billion, after-tax, charge taken to strengthen reserves for asbestos related exposure.

During the fourth quarter of 2003, the Company increased its capitalization by $535 through the issuance of commercial paper to finance the acquisition of the group life and accident, and short term and long term disability business of CNA Financial Corporation. In January 2004, the company repaid $428 of the outstanding commercial paper using $411 of proceeds from the common stock offering.

During the second quarter of 2003, the Company increased its capitalization by $2.1 billion through the issuance of $1.2 billion in common stock, $669 in equity units and $249 in senior notes. Contributions of proceeds included: $300 to the Company's qualified pension plan, $150 to the life insurance subsidiaries, $180 to redeem a portion of its Series A 7.7% Cumulative Quarterly Income Preferred Securities due February 28, 2016, with the balance to be used in the property and casualty insurance subsidiaries.

Debt

The following discussion describes the Company's debt financing activities for 2003.

In December 2003, the Company issued $535 in commercial paper to finance the acquisition of the group life and accident, and short term and long term disability businesses of CNA Financial Corporation.

On July 10, 2003, the Company issued 4.625% senior notes due July 15, 2013 and received net proceeds of $317. Interest on the notes is payable semi-annually on January 15 and July 15, commencing on January 15, 2004. On July 10, 2003, the Company issued $320 in aggregate principal amount of its unregistered 4.625% senior notes, due 2013. The unregistered senior notes were offered and sold only to qualified institutional buyers in compliance with Rule 144A of the Securities Act of 1933 and, outside the United States, in compliance with Regulation S of the Securities Act of 1933. The initial purchasers of the senior notes were Banc of America Securities LLC, Wachovia Capital Markets, LLC and Banc One Capital Markets, Inc. The net proceeds from the offering, along with available cash, were used to redeem $320 net aggregate principal amount of the Company's then outstanding 7.70% junior subordinated deferrable interest debentures, series A, due February 28, 2016, underlying the 7.70% cumulative quarterly income preferred securities, series A, originally issued by Hartford Capital I. On January 22, 2004, pursuant to terms and conditions set forth in the registration statement on Form S-4 (Reg. No. 333-110274) effective as of January 20, 2004 and the related prospectus, the Company commenced an exchange offer whereby the unregistered senior notes can be exchanged for registered senior notes with identical terms. The exchange offer terminated on February 25, 2004.

On June 30, 2003, the Company redeemed $180 of its 7.7% junior subordinated debentures underlying trust preferred securities issued by Hartford Capital I. On September 30, 2003, the Company redeemed the remaining $320 of its 7.7% junior subordinated debentures underlying trust preferred securities issued by Hartford Capital I.

On May 23, 2003, The Hartford issued 12.0 million 7% equity units at a price of fifty dollars per unit and received net proceeds of $582. Subsequently, on May 30, 2003, The Hartford issued an additional 1.8 million 7% equity units at a price of fifty dollars per unit and received net proceeds of $87.

On May 23, 2003, The Hartford issued 2.375% senior notes due June 1, 2006 and received net proceeds of $249. Interest on the notes is payable semi-annually on June 1 and December 1, commencing on December 1, 2003.

Subsequent event — On February 13, 2004, the Company provided notice that all outstanding 7.2% junior subordinated debentures underlying the trust preferred securities issued by Hartford Life Capital I have been called for redemption on March 15, 2004. The Company intends to fund the redemption through the issuance of $150 of commercial paper and the utilization of $100 from internal sources.

For additional information regarding debt, see Note 8 of Notes to Consolidated Financial Statements.

Stockholders' Equity

Issuance of common stock — On May 23, 2003, The Hartford issued approximately 24.2 million shares of common stock pursuant to an underwritten offering at a price to the public of $45.50 per share and received net proceeds of $1.1 billion. Subsequently, on May 30, 2003, The Hartford issued approximately 2.2 million shares of common stock at a price to the public of $45.50 per share and received net proceeds of $97. On May 23, 2003 and May 30, 2003, The Hartford issued 12.0 million 7% equity units and 1.8 million 7% equity units, respectively. Each equity unit contains a purchase contract obligating the holder to purchase and The Hartford to sell, a variable number of newly issued shares of The Hartford's common stock. Upon settlement of the purchase contracts on August 16, 2006, The Hartford will receive proceeds of approximately $690 and will deliver between 12.1 million and 15.2 million shares in the aggregate. For further discussion of the equity units issuance, see Note 8 of Notes to Consolidated Financial Statements.

Subsequent events— On January 22, 2004, The Hartford issued approximately 6.3 million shares of common stock pursuant to an underwritten offering at a price to the public of $63.25 per share and received net proceeds of $388. Subsequently, on January 30, 2004, The Hartford issued approximately 377,000 shares of common stock pursuant to an underwritten offering at a price to the public of $63.25 per share and received net proceeds of $23. The Company used the proceeds from these issuances to repay $411 of commercial paper issued in connection with the acquisition of the group life and accident, and short-term and long-term disability business of CNA Financial Corporation.

Dividends — On October 16, 2003, The Hartford declared a dividend on its common stock of $0.28 per share payable on January 2, 2004 to shareholders of record as of December 1, 2003.

The Hartford declared $300 and paid $291 in dividends to shareholders in 2003, declared $262 and paid $257 in 2002 and declared $242 and paid $235 in 2001.

AOCI - AOCI increased by $152 as of December 31, 2003 compared with December 31, 2002. The increase resulted primarily from the impact of decreased interest rates on unrealized gains on the fixed maturity portfolio, partially offset by net losses on cash-flow hedging instruments.

The funded status of the Company's pension and postretirement plans is dependent upon many factors, including returns on invested assets and the level of market interest rates. Declines in the value of securities traded in equity markets coupled with declines in long-term interest rates have had a negative impact on the funded status of the plans. As a result, the Company recorded a minimum pension liability as of December 31, 2003, and 2002, which resulted in an after-tax reduction of stockholders' equity of $375 and $383. respectively. This minimum pension liability did not affect the Company's results of operations.

For additional information on stockholders' equity and AOCI see Notes 9 and 19, respectively, of Notes to Consolidated Financial Statements.

Cash Flow

	2003	2002	2001
Net cash provided by operating activities	$ 3,896	$ 2,577	$ 2,261
Net cash used for investing activities	$ (8,387)	$ (6,600)	$ (5,528)
Net cash provided by financing activities	$ 4,608	$ 4,037	$ 3,399
Cash - end of year	$ 462	$ 377	$ 353

2003 Compared to 2002— The increase in cash provided by operating activities was primarily the result of the 2003 asbestos reserve addition, partially offset by the related income statement effects of this addition and increases in reinsurance recoverables. Financing activities increased primarily due to capital raising activities related to the 2003 asbestos reserve addition and decreased due to repayments on long-term debt and lower proceeds from investment and universal life-type contracts. The increase in cash from financing activities accounted for the majority of the change in cash used for investing activities.

2002 Compared to 2001 — The increase in cash provided by operating activities was primarily the result of higher net income reported for the year ended December 31, 2002 than for the prior year as well as an increase in income tax refunds received in 2002 compared with the prior year. The increase in cash provided by financing activities was primarily the result of increased proceeds from investment and universal life-type contracts, partially offset by lower proceeds received from issuances of common stock and no issuances of junior subordinated debentures in 2002. The increase in cash from financing activities accounted for the majority of the change in cash for investing activities.

Operating cash flows in each of the last three years have been adequate to meet liquidity requirements.

Acquisitions

CNA

On December 31, 2003, the Company acquired CNA Financial Corporation's group life and accident, and short-term and long-term disability businesses for $485 in cash. Purchase consideration for this transaction was obtained from the issuance of commercial paper. The purchase price paid on December 31, 2003, was based on a September 30, 2003 valuation of the business acquired. During the first quarter of 2004, the purchase price will be adjusted to reflect a December 31, 2003 valuation of the business acquired. The Company currently estimates that adjustment to the purchase price to be an increase of $51, which primarily reflects the increase in the surplus of the business acquired in the fourth quarter of 2003.

Equity Markets

For a discussion of the potential impact of the equity markets on capital and liquidity, see the Capital Markets Risk Management section under "Market Risk".

Ratings

Ratings are an important factor in establishing the competitive position in the insurance and financial services marketplace. There can be no assurance that the Company's ratings will continue for any given period of time or that they will not be changed. In the event the Company's ratings are downgraded, the level of revenues or the persistency of the Company's business may be adversely impacted.

Upon completion of the Company's asbestos reserve study and the Company's capital-raising activities, certain of the major independent ratings organizations revised The Hartford's financial ratings as follows:

On May 23, 2003, Fitch affirmed all ratings on The Hartford Financial Services Group, Inc. including the fixed income ratings and the insurer financial strength rating of the Hartford Fire Intercompany Pool. Further, these ratings have been removed from Rating Watch Negative and now have a Stable Rating Outlook.

On May 20, 2003, Standard & Poor's removed from CreditWatch and affirmed the long-term counterparty credit and senior debt rating of The Hartford Financial Services Group, Inc. and the counterparty credit and financial strength ratings on the operating companies following the Company's completion of capital-raising activities. The outlook is stable.

On May 14, 2003, Moody's downgraded the debt ratings of both The Hartford Financial Services Group, Inc. and Hartford Life, Inc. to A3 from A2 and their short-term commercial paper ratings to P-2 from P-1. The outlook on all of the ratings except for the P-2 rating on commercial paper is negative.

On May 13, 2003, A.M. Best affirmed the financial strength ratings of A+ (Superior) of The Hartford Fire Intercompany Pool and the main operating life insurance subsidiaries of HLI. Concurrently, A.M. Best downgraded to "a-" from "a+" the senior debt ratings of The Hartford Financial Services Group, Inc. and Hartford Life Inc. and removed the ratings from under review.

The following table summarizes The Hartford's significant United States member companies' financial ratings from the major independent rating organizations as of February 27, 2004.

	A.M. Best	Fitch	Standard & Poor's	Moody's
Insurance Financial Strength Ratings:				
Hartford Fire	A+	AA	AA-	Aa3
Hartford Life Insurance Company	A+	AA	AA-	Aa3
Hartford Life and Accident	A+	AA	AA-	Aa3
Hartford Life Group Insurance Company	A+	AA	AA-	—
Hartford Life and Annuity	A+	AA	AA-	Aa3
Other Ratings:				
The Hartford Financial Services Group, Inc.:				
Senior debt	a-	A	A-	A3
Commercial paper	AMB-2	F1	A-2	P-2
Hartford Capital III trust originated preferred securities	bbb	A-	BBB	Baa1
Hartford Life, Inc.:				
Senior debt	a-	A	A-	A3
Commercial paper	—	F1	A-2	P-2
Hartford Life, Inc.: Capital I and II trust preferred securities	bbb	A-	BBB	Baa1
Hartford Life Insurance Company: Short Term Rating	—	—	A-1+	P-1

These ratings are not a recommendation to buy or hold any of The Hartford's securities and they may be revised or revoked at any time at the sole discretion of the rating organization.

The agencies consider many factors in determining the final rating of an insurance company. One consideration is the relative level of statutory surplus necessary to support the business written. Statutory surplus represents the capital of the insurance company reported in accordance with accounting practices prescribed by the applicable state insurance department.

The table below sets forth statutory surplus for the Company's insurance companies.

	2003	2002
Life Operations	$ 4,470	$ 3,019
Property & Casualty Operations	5,900	4,878
Total	$ 10,370	$ 7,897

Risk-based Capital

The National Association of Insurance Commissioners ("NAIC") has regulations establishing minimum capitalization requirements based on risk-based capital ("RBC") formulas for both life and property and casualty companies. The requirements consist of formulas, which identify companies that are undercapitalized and require specific regulatory actions. The RBC formula for life companies establishes capital requirements relating to insurance, business, asset and interest rate risks. RBC is calculated for property and casualty companies after adjusting capital for certain underwriting, asset, credit and off-balance sheet risks. As of December 31, 2003, each of The Hartford's insurance subsidiaries within Life and North American Property & Casualty had more than sufficient capital to meet the NAIC's minimum RBC requirements.

Terrorism Risk Insurance Act of 2002

The Terrorism Risk Insurance Act of 2002 ("the Act") established a program that will run through 2005 that provides a backstop for insurance-related losses resulting from any "act of terrorism" certified by the Secretary of the Treasury, in concurrence with the Secretary of State and Attorney General. Under the program, the federal government will pay 90% of covered losses after an insurer's losses exceed a deductible determined by a statutorily prescribed formula, up to a combined annual aggregate limit for the federal government and all insurers of $100 billion. If an act of terrorism or acts of terrorism result in covered losses exceeding the $100 billion annual limit, insurers with losses exceeding their deductibles will not be responsible for additional losses.

The statutory formula for determining a company's deductible for each year is based on the company's direct commercial earned premiums for the prior calendar year multiplied by a specified percentage. The specified percentages are 10% for 2004 and 15% for 2005.

The Act applies to a significant portion of The Hartford's commercial property and casualty contracts, but it specifically excludes some of The Hartford's other insurance business, including crop or livestock insurance, reinsurance and personal lines business. The Act currently does not apply to group life insurance contracts but permits the Secretary of the Treasury to extend the backstop protection to them.

On August 15, 2003, the Treasury Department announced that it would not use its legislatively-granted authority to include group life insurance under the Federal backstop for terrorism losses in the Terrorism Risk Insurance Act of 2002. In announcing this decision, the Treasury stated that they would continue to monitor the group life situation.

The Act requires all property and casualty insurers, including The Hartford, to make terrorism insurance coverage available in all of their covered commercial property and casualty insurance policies (as defined in the Act). The Hartford will evaluate risks with terrorism exposures by applying its internally developed underwriting guidelines and control plans. The Hartford does not anticipate significant increases in premiums due to the Act.

In the event the Act is not renewed, or is renewed in a materially different form, the Company may have to attempt to obtain appropriate reinsurance for the related terrorism risk, seek exclusions from coverage related to terrorism exposure from the appropriate regulatory authorities, limit certain of its writings, or pursue a solution encompassing aspects of one or all of the foregoing.

Contingencies

Legal Proceedings – The Hartford is involved in claims litigation arising in the ordinary course of business, both as a liability insurer defending third-party claims brought against insureds and as an insurer defending coverage claims brought against it. The Hartford accounts for such activity through the establishment of unpaid claim and claim adjustment expense reserves. Subject to the discussion of the litigation involving MacArthur in Part I, Item 3. Legal Proceedings and the uncertainties related to asbestos and environmental claims discussed in the MD&A under the caption "Other Operations," management expects that the ultimate liability, if any, with respect to such ordinary-course claims litigation, after consideration of provisions made for potential losses and costs of defense, will not be material to the consolidated financial condition, results of operations or cash flows of The Hartford.

The Hartford is also involved in other kinds of legal actions, some of which assert claims for substantial amounts. These actions include, among others, putative state and federal class actions seeking certification of a state or national class. Such putative class actions have alleged, for example, underpayment of claims or improper underwriting practices in connection with various kinds of insurance policies, such as personal and commercial automobile, premises liability and inland marine, and improper sales practices in connection with the sales of life insurance and other investment products. The Hartford also is involved in individual actions in which punitive damages are sought, such as claims alleging bad faith in the handling of insurance claims. Management expects that the ultimate liability, if any, with respect to such lawsuits, after consideration of provisions made for potential losses and costs of defense, will not be material to the consolidated financial condition of The Hartford. Nonetheless, given the large or indeterminate amounts sought in certain of these actions, and the inherent unpredictability of litigation, it is possible that an adverse outcome in certain matters could, from time to time, have a material adverse effect on the Company's consolidated results of operations or cash flows in particular quarterly or annual periods.

Dependence on Certain Third Party Relationships – The Company distributes its annuity, life and certain property and casualty insurance products through a variety of distribution channels, including broker-dealers, banks, wholesalers, its own internal sales force and other third party organizations. The Company periodically negotiates provisions and renewals of these relationships and there can be no assurance that such terms will remain acceptable to the Company or such third parties. An interruption in the Company's continuing relationship with certain of these third parties could materially affect the Company's ability to market its products.

For further information on other contingencies, see Note 16 of Notes to Consolidated Financial Statements.

Legislative Initiatives

On July 10, 2003, the Senate Judiciary Committee approved legislation that, if enacted, would provide for the creation of a Federal asbestos trust fund in place of the current tort system for determining asbestos liabilities. The prospects for enactment and the ultimate details of any legislation creating a Federal asbestos trust fund are uncertain. Therefore, any potential effect on the Company's financial condition or results of operations cannot be reasonably estimated at this time.

Certain elements of the Jobs and Growth Tax Relief Reconciliation Act of 2003, in particular the reduction in tax rates on long-term capital gains and most dividend distributions, could have a material effect on the Company's sales of variable annuities and other investment products. While sales of these products do not appear to have been reduced to date, the long-term effect of the Jobs and Growth Act of 2003 on the Company's financial condition or results of operations cannot be reasonably estimated at this time.

There are proposals in the federal 2005 budget submitted by President Bush which would create new investment vehicles with larger annual contribution limits for individuals. Some of these proposed vehicles would have significant tax advantages, and could have a material effect on sales of the Company's life insurance and investment products. There also have been proposals regarding the estate tax and deferred compensation arrangements that could have negative effects on the Company's product sales. Prospects for enactment of this legislation in 2004 are uncertain. Therefore, any potential effect on the Company's financial condition or results of operations cannot be reasonably estimated at this time.

In addition, other tax proposals and regulatory initiatives which have been or are being considered by Congress could have a material effect on the insurance business. These proposals and initiatives include changes pertaining to the tax treatment of insurance companies and life insurance products and annuities, and reductions in benefits currently received by the Company stemming from the dividends received deduction. Legislation to restructure the Social Security system and expand private pension plans incentives also may be considered. Prospects for enactment and the ultimate effect of these proposals are uncertain.

Congress is expected to consider provisions regarding age discrimination in defined benefit plans, transition relief for older and longer service workers affected by changes to traditional defined benefit pension plans and the replacement of the interest rate used to determine pension plan funding requirements. These changes could affect the Company's pension plan.

Congress may consider a number of legal reform proposals this year. Among them is legislation that would reduce the number and type of national class actions certified by state judges by updating the federal rules on diversity jurisdiction. Prospects for enactment of these proposals in 2004 are uncertain.

Insolvency Fund

In all states, insurers licensed to transact certain classes of insurance are required to become members of an insolvency fund. In most states, in the event of the insolvency of an insurer writing any such class of insurance in the state, members of the fund are assessed to pay certain claims of the insolvent insurer. A particular state's fund assesses its members based on their respective written premiums in the state for the classes of insurance in which the insolvent insurer is engaged. Assessments are generally limited for any year to one or two percent of premiums written per year depending on the state. Such assessments paid by The Hartford approximated $26 in 2003, $26 in 2002 and $6 in 2001.

EFFECT OF INFLATION

The rate of inflation as measured by the change in the average consumer price index has not had a material effect on the revenues or operating results of The Hartford during the three most recent fiscal years.

IMPACT OF NEW ACCOUNTING STANDARDS

For a discussion of accounting standards, see Note 1 of Notes to Consolidated Financial Statements.

In July 2003, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued Statement of Position 03-1, "Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts" (the "SOP"). The SOP addresses a wide variety of topics, some of which have a significant impact on the Company. The major provisions of the SOP require:

- Recognizing expenses for a variety of contracts and contract features, including guaranteed minimum death benefits ("GMDB"), certain death benefits on universal-life type contracts and annuitization options, on an accrual basis versus the previous method of recognition upon payment;
- Reporting and measuring assets and liabilities of certain separate account products as general account assets and liabilities when specified criteria are not met;
- Reporting and measuring the Company's interest in its separate accounts as general account assets based on the

insurer's proportionate beneficial interest in the separate account's underlying assets; and

- Capitalizing sales inducements that meet specified criteria and amortizing such amounts over the life of the contracts using the same methodology as used for amortizing deferred acquisition costs ("DAC").

The SOP is effective for financial statements for fiscal years beginning after December 15, 2003. At the date of initial application, January 1, 2004, the estimated cumulative effect of the adoption of the SOP on net income and other comprehensive income was comprised of the following individual impacts:

Cumulative Effect of Adoption	Net Income	Other Comprehensive Income
Establishing GMDB and other benefit reserves for annuity contracts	$(54)	$—
Reclassifying certain separate accounts to general accounts	30	294
Other	(1)	(2)
Total cumulative effect of adoption	**$(25)**	**$292**

Exclusive of the cumulative effect, overall application of the SOP is expected to have a small positive impact to earnings over the next few years, with individual impacts described below.

Death Benefits and Other Insurance Benefit Features

The Company sells variable annuity contracts that offer various guaranteed death benefits. For certain guaranteed death benefits, Life pays the greater of (1) the account value at death; (2) the sum of all premium payments less prior withdrawals; or (3) the maximum anniversary value of the contract, plus any premium payments since the contract anniversary, minus any withdrawals following the contract anniversary. The Company currently reinsures a significant portion of these death benefit guarantees associated with its in-force block of business. As of January 1, 2004, the Company has recorded a liability for GMDB and other benefits sold with variable annuity products of $199 and a related reinsurance recoverable asset of $108. The determination of the GMDB liability and related reinsurance recoverable is based on models that involve a range of scenarios and assumptions, including those regarding expected market rates of return and volatility, contract surrender rates and mortality experience. The assumptions used are consistent with those used in determining estimated gross profits for purposes of amortizing deferred acquisition costs. Exclusive of the cumulative effect adjustment, the establishment of the required liability at January 1, 2004 is expected to result in slightly higher earnings in future years as well as a more stable pattern of death benefit expense.

The Company sells universal life-type contracts with certain secondary guarantees, such as a guarantee that the policy will not lapse, even if the account value is reduced to zero, as long as the policyholder makes scheduled premium payments. The assumptions used in the determination of the secondary guarantee liability are consistent with those used in determining estimated gross profits for purposes of amortizing deferred policy acquisition costs. Based on current estimates, the Company expects the cumulative effect on net income upon recording this liability to be not material. The establishment of the required liability will change the earnings pattern of these products, lowering earnings in the early years of the contract and increasing earnings in the later years. Based on the current in-force of these products, the impact is not expected to be material in the near term. Currently there is diversity in industry practice and inconsistent guidance surrounding the application of the SOP to universal life-type contracts. The Company believes consensus or further guidance surrounding the methodology for determining reserves for secondary guarantees will develop in the future. This may result in an adjustment to the cumulative effect of adopting the SOP and could impact future earnings.

Separate Account Presentation

The Company has recorded certain market value adjusted ("MVA") fixed annuity and modified guarantee life insurance products (primarily the Company's Compound Rate Contract ("CRC") and associated assets) as separate account assets and liabilities through December 31, 2003. Notwithstanding the market value adjustment feature in this product, all of the investment performance of the separate account assets is not being passed to the contractholder, and it therefore, does not meet the conditions for separate account reporting under the SOP. On January 1, 2004, the cumulative adjustments to earnings and other comprehensive income as a result of recording the separate account assets and liabilities in the general account were recorded net of amortization of deferred acquisition costs and income taxes. Through December 31, 2003, the Company had recorded CRC assets and liabilities on a market value basis with all changes in value (market value spread) included in current earnings as a component of other revenues. Upon adoption of the SOP, the component of CRC spread on a book value basis will be recorded in net investment income and interest credited. Realized gains and losses on investments and market value adjustments on contract surrenders will be recognized as incurred. On balance, exclusive of the cumulative effect gain recognized, these changes will result in smaller future earnings from the in-force block of CRC contracts.

The Company has also recorded its variable annuity products offered in Japan in separate account assets and liabilities through December 31, 2003. As the separate account arrangement in Japan is not legally insulated from the general account liabilities of the Company, it does not meet the conditions for separate account reporting under the SOP. The adoption of the SOP will not change the pattern of earnings in the future.

Certain other products offered by the Company recorded in separate account assets and liabilities through December 31, 2003, were reclassified to the general account upon adoption of the SOP.

Interests in Separate Accounts

As of December 31, 2003, the Company had $24 representing unconsolidated interests in its own separate accounts. On January 1, 2004, the Company reclassified $11 to investment in trading securities, where the Company's proportionate beneficial interest in the separate account was less than 20%. In instances where the Company's proportionate beneficial interest was between 20-50%, the Company reclassified $13 of its investment to reflect the Company's proportionate interest in each of the underlying assets of the separate account. Future impacts to net income as a result of adopting these provisions of the SOP will be insignificant.

Sales Inducements

The Company currently offers enhanced or bonus crediting rates to contract-holders on certain of its individual and group annuity products. Effective January 1, 2004, upon adopting the SOP, the future expense associated with offering a bonus will be deferred and amortized over the life of the related contract in a pattern consistent with the amortization of deferred acquisition costs. Effective January 1, 2004, amortization expense associated with expenses previously deferred will be recorded over the remaining life of the contract rather than over the contingent deferred sales charge period. Due to the longer deferral periods, this provision is expected to have a small positive impact to earnings in future periods.

Item 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The information required by this item is set forth in the Capital Markets Risk Management section of the Management's Discussion and Analysis of Financial Condition and Results of Operations and is incorporated herein by reference.

Item 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

See Index to Consolidated Financial Statements and Schedules elsewhere herein.

Item 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

Item 9A. CONTROLS AND PROCEDURES

Evaluation of disclosure controls and procedures

The Company's principal executive officer and its principal financial officer, based on their evaluation of the Company's disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) have concluded that the Company's disclosure controls and procedures are adequate and effective for the purposes set forth in the definition thereof in Exchange Act Rule 13a-15(e) as of December 31, 2003.

Change in internal control over financial reporting

There was no change in the Company's internal control over financial reporting that occurred during the Company's fourth fiscal quarter of 2003 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

PART III

Item 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE HARTFORD

Certain of the information called for by Item 10 will be set forth in the definitive proxy statement for the 2004 annual meeting of shareholders (the "Proxy Statement") to be filed by The Hartford with the Securities and Exchange Commission within 120 days after the end of the fiscal year covered by this Form 10-K under the captions "Item 1 Election of Directors", "Common Stock Ownership of Directors, Executive Officers and Certain Shareholders", and "Governance of the Company" and is incorporated herein by reference.

The Company has adopted a Code of Ethics and Corporate Conduct, which is applicable to all employees of the Company, including the principal executive officer, the principal financial officer and the principal accounting officer. The Code of Ethics and Corporate Conduct is available on the Company's website at: www.thehartford.com.

Executive Officers of The Hartford

Information about the executive officers of The Hartford who are also nominees for election as directors will be set forth in The Hartford's Proxy Statement. Set forth below is information about the other executive officers of the Company:

Ann M. de Raismes
(Group Senior Vice President, Human Resources)
Ms. de Raismes, 53, has held the position of Group Senior Vice President, Human Resources, of the Company since March 2003. She previously served as Senior Vice President of Human Resources of Hartford Life, Inc. ("Hartford Life"), a wholly-owned subsidiary of the Company, from 1997 to March 2003. Ms. de Raismes joined Hartford Life in 1984 as Manager of Staffing, and served successively at Hartford Life as Assistant Director of Life Personnel from 1987 to 1991, as Director of Human Resources from 1991 to 1992, as Assistant Vice President, Human Resources from 1992 to 1994 and as Vice President from 1994 to 1997.

David M. Johnson
(Executive Vice President and Chief Financial Officer)
Mr. Johnson, 43, has held the position of Executive Vice President and Chief Financial Officer of the Company since May 1, 2001. Prior to joining the Company, Mr. Johnson was Senior Executive Vice President and Chief Financial Officer of Cendant Corporation since November 1998 and Managing Director, Investment Banking Division, at Merrill Lynch, Pierce, Fenner and Smith from 1986 to 1998.

Robert J. Price
(Senior Vice President and Controller)
Mr. Price, 53, is Senior Vice President and Controller of the Company. Mr. Price joined the Company in June 2002 in his current role. Prior to joining the company, Mr. Price was President and Chief Executive Officer of CitiInsurance, the international insurance indirect subsidiary of Citigroup, Inc., from May 2000 to December 2001. From April 1989 to April 2000, Mr. Price held various positions at Aetna, Inc., including Senior Vice President and Chief Financial Officer of Aetna International and Vice President and Corporate Controller.

Neal S. Wolin
(Executive Vice President and General Counsel)
Mr. Wolin, 42, has held the position of Executive Vice President and General Counsel since joining the Company on March 20, 2001. Previously, Mr. Wolin served as General Counsel of the U.S. Treasury from 1999 to January 2001. In that capacity, he headed Treasury's legal division, composed of 2,000 lawyers providing services to all of Treasury's offices and bureaus, including the Internal Revenue Service, Customs, Secret Service, Public Debt, the Office of Thrift Supervision, the Financial Management Service, the U.S. Mint and the Bureau of Engraving and Printing. Mr. Wolin served as the Deputy General Counsel of the Department of the Treasury from 1995 to 1999. Prior to joining the Treasury Department, he served in the White House, first as the Executive Assistant to the National Security Advisor and then as the Deputy Legal Advisor to the National Security Council. Mr. Wolin joined the U.S. Government in 1991 as special assistant to the Directors of Central Intelligence, William H. Webster, Robert M. Gates and R. James Woolsey.

David M. Znamierowski
(Group Senior Vice President and Chief Investment Officer)
Mr. Znamierowski, 43, was appointed Group Senior Vice President and Chief Investment Officer of the Company and President of Hartford Investment Management, a wholly-owned subsidiary of the Company, effective November 5, 2001. Previously, he was Senior Vice President and Chief Investment Officer for the Company's life operations since May 1999, Vice President since September 1998 and Vice President, Investment Strategy since February 1997. Prior to joining the Company in April 1996, Mr. Znamierowski held a variety of positions in the investment industry, including portfolio manager and Vice President of Investment Strategy and Policy for Aetna Life & Casualty Company from 1991 to April 1996 and Vice President of Corporate Finance for Salomon Brothers, Inc. from 1986 to 1991. He also serves as a director and President of each of The Hartford-sponsored mutual funds.

Item 11. EXECUTIVE COMPENSATION

The information called for by Item 11 will be set forth in the Proxy Statement under the captions "Compensation of Executive Officers", "Governance of the Company-Compensation of Directors" and "Performance of the Common Stock" and is incorporated herein by reference.

Item 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Certain of the information called for by Item 12 will be set forth in the Proxy Statement under the caption "Common Stock Ownership of Directors, Executive Officers and Certain Shareholders" and is incorporated herein by reference. Certain other information called for by Item 12 is set forth in Item 5 herein.

Item 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Any information called for by Item 13 will be set forth in the Proxy Statement under the caption "Common Stock Ownership of Directors, Executive Officers and Certain Shareholders" and is incorporated herein by reference.

Item 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The information called for by Item 14 will be set forth in the Proxy Statement under the caption "Audit Committee Charter and Report Concerning Financial Matters – Fees to Independent Auditors for Years Ended December 31, 2003 and 2002" and is incorporated herein by reference.

PART IV

Item 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES AND REPORTS ON FORM 8-K

Documents filed as a part of this report:

1. **Consolidated Financial Statements.** See Index to Consolidated Financial Statements elsewhere herein.

2. **Consolidated Financial Statement Schedules.** See Index to Consolidated Financial Statement Schedules elsewhere herein.
3. **Exhibits.** See Exhibit Index elsewhere herein.

Reports on Form 8-K – During the fourth quarter of 2003, The Hartford filed the following Current Reports on Form 8-K:

Filed December 2, 2003, Item 5, Other Events, to report the Company's agreement to acquire certain group benefits businesses from CNA Financial Corporation.

Filed December 23, 2003, Item 5, Other Events, to report the Company's agreement to a global settlement of all claims arising out of its historical insurance relationship with Mac Arthur Company and its subsidiary, Western MacArthur Company.

(a) See Item 15(a)(3).

See Item 15(a)(2).

THE HARTFORD FINANCIAL SERVICES GROUP, INC.
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND SCHEDULES

REPORT OF MANAGEMENT

The management of The Hartford Financial Services Group, Inc. and its subsidiaries ("The Hartford") is responsible for the preparation and integrity of information contained in the accompanying consolidated financial statements and other sections of the Annual Report. The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America and, where necessary, include amounts that are based on management's informed judgments and estimates. Management believes these statements present fairly The Hartford's financial position and results of operations, and that any other information contained in the Annual Report is consistent with the financial statements.

Management has made available The Hartford's financial records and related data to Deloitte & Touche LLP, independent auditors, in order for them to perform their audits of The Hartford's consolidated financial statements. Their report appears on page F-2.

An essential element in meeting management's financial responsibilities is The Hartford's system of internal controls. These controls, which include accounting controls and The Hartford's internal auditing program, are designed to provide reasonable assurance that assets are safeguarded, and transactions are properly authorized, executed and recorded. The controls, which are documented and communicated to employees in the form of written codes of conduct and policies and procedures, provide for careful selection of personnel and for appropriate division of responsibility. Management continually monitors for compliance, while The Hartford's internal auditors independently assess the effectiveness of the controls and make recommendations for improvement.

Another important element is management's recognition and acknowledgement within the organization of its responsibility for fostering a strong, ethical climate, thereby firmly establishing an expectation that The Hartford's affairs be transacted according to the highest standards of personal and professional conduct. The Hartford has a long-standing reputation of integrity in business conduct and utilizes communication and education to create and fortify a strong compliance culture.

The Audit Committee of the Board of Directors of The Hartford, composed of independent directors, meets periodically with the external and internal auditors to evaluate the effectiveness of work performed by them in discharging their respective responsibilities and to ensure their independence and free access to the Committee.

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of
The Hartford Financial Services Group, Inc.
Hartford, Connecticut

We have audited the accompanying consolidated balance sheets of The Hartford Financial Services Group, Inc. and its subsidiaries (collectively, the "Company") as of December 31, 2003 and 2002, and the related consolidated statements of operations, changes in stockholders' equity, comprehensive income and cash flows for each of the three years in the period ended December 31, 2003. Our audits also included the financial statement schedules listed in the Index at Item 15. These financial statements and financial statement schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedules based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of The Hartford Financial Services Group, Inc. and its subsidiaries as of December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly in all material respects the information set forth therein.

As discussed in Note 1 of the consolidated financial statements, the Company changed its method of accounting for goodwill and indefinite-lived intangible assets in 2002. In addition, the Company changed its method of accounting for derivative instruments and hedging activities and its method of accounting for the recognition of interest income and impairment on purchased retained beneficial interests in securitized financial assets in 2001.

Deloitte & Touche LLP
Hartford, Connecticut
February 25, 2004

THE HARTFORD FINANCIAL SERVICES GROUP, INC.
Consolidated Statements of Operations

(In millions, except for per share data)	For the years ended December 31, 2003	2002	2001
Revenues			
Earned premiums	$ 11,891	$ 10,811	$ 10,242
Fee income	2,760	2,577	2,633
Net investment income	3,233	2,929	2,842
Other revenues	556	476	491
Net realized capital gains (losses)	293	(376)	(228)
Total revenues	**18,733**	**16,417**	**15,980**
Benefits, claims and expenses			
Benefits, claims and claim adjustment expenses	13,548	10,034	10,597
Amortization of deferred policy acquisition costs and present value of future profits	2,411	2,241	2,214
Insurance operating costs and expenses	2,424	2,317	2,037
Goodwill amortization	—	—	60
Other expenses	900	757	731
Total benefits, claims and expenses	**19,283**	**15,349**	**15,639**
Income (loss) before income taxes and cumulative effect of accounting changes	**(550)**	**1,068**	**341**
Income tax expense (benefit)	(459)	68	(200)
Income (loss) before cumulative effect of accounting changes	**(91)**	**1,000**	**541**
Cumulative effect of accounting changes, net of tax	—	—	(34)
Net income (loss)	**$ (91)**	**$ 1,000**	**$ 507**
Basic earnings (loss) per share			
Income (loss) before cumulative effect of accounting changes	$ (0.33)	$ 4.01	$ 2.27
Cumulative effect of accounting changes, net of tax	—	—	(0.14)
Net income (loss)	**$ (0.33)**	**$ 4.01**	**$ 2.13**
Diluted earnings (loss) per share			
Income (loss) before cumulative effect of accounting changes	$ (0.33)	$ 3.97	$ 2.24
Cumulative effect of accounting changes, net of tax	—	—	(0.14)
Net income (loss)	**$ (0.33)**	**$ 3.97**	**$ 2.10**
Weighted average common shares outstanding	272.4	249.4	237.7
Weighted average common shares outstanding and dilutive potential common shares	272.4	251.8	241.4
Cash dividends declared per share	$ 1.09	$ 1.05	$ 1.01

See Notes to Consolidated Financial Statements.

THE HARTFORD FINANCIAL SERVICES GROUP, INC.
Consolidated Balance Sheets

(In millions, except for share data)	As of December 31, 2003	2002
Assets		
Investments		
Fixed maturities, available-for-sale, at fair value (amortized cost of $58,127 and $46,241)	$ 61,263	$ 48,889
Equity securities, available-for-sale, at fair value (cost of $505 and $937)	565	917
Policy loans, at outstanding balance	2,512	2,934
Other investments	1,507	1,790
Total investments	65,847	54,530
Cash	462	377
Premiums receivable and agents' balances	3,085	2,611
Reinsurance recoverables	5,958	5,027
Deferred policy acquisition costs and present value of future profits	7,599	6,689
Deferred income taxes	845	545
Goodwill	1,720	1,721
Other assets	3,704	3,397
Separate account assets	136,633	107,078
Total assets	**$ 225,853**	**$ 181,975**
Liabilities		
Reserve for future policy benefits and unpaid claims and claim adjustment expenses		
Property and casualty	$ 21,715	$ 17,091
Life	11,402	8,567
Other policyholder funds and benefits payable	26,185	23,956
Unearned premiums	4,423	3,989
Short-term debt	1,050	315
Long-term debt	4,613	4,064
Other liabilities	8,193	6,181
Separate account liabilities	136,633	107,078
Total liabilities	**214,214**	**171,241**
Commitments and Contingencies (Note 16)		
Stockholders' Equity		
Common stock -750,000,000 shares authorized, 286,339,430 and 258,184,483 shares issued, $0.01 par value	3	3
Additional paid-in capital	3,929	2,784
Retained earnings	6,499	6,890
Treasury stock, at cost - 2,959,692 and 2,943,565 shares	(38)	(37)
Accumulated other comprehensive income	1,246	1,094
Total stockholders' equity	**11,639**	**10,734**
Total liabilities and stockholders' equity	**$ 225,853**	**$ 181,975**

See Notes to Consolidated Financial Statements.

THE HARTFORD FINANCIAL SERVICES GROUP, INC.

Consolidated Statements of Changes in Stockholders' Equity

(In millions, except for share data)	For the years ended December 31, 2003	2002	2001
Common Stock/Additional Paid-in Capital			
Balance at beginning of year	$ 2,787	$ 2,364	$ 1,688
Issuance of common stock in underwritten offerings	1,161	330	569
Issuance of equity units	(112)	(33)	—
Issuance of shares and compensation expense associated with incentive and stock compensation plans	83	101	93
Tax benefit on employee stock options and awards	13	25	14
Balance at end of year	3,932	2,787	2,364
Retained Earnings			
Balance at beginning of year	6,890	6,152	5,887
Net income (loss)	(91)	1,000	507
Dividends declared on common stock	(300)	(262)	(242)
Balance at end of year	6,499	6,890	6,152
Treasury Stock, at Cost			
Balance at beginning of year	(37)	(37)	(480)
Issuance of common stock in underwritten offerings	—	—	446
Issuance (return) of shares under incentive and stock compensation plans	(1)	—	4
Treasury stock acquired	—	—	(7)
Balance at end of year	(38)	(37)	(37)
Accumulated Other Comprehensive Income			
Balance at beginning of year	1,094	534	369
Change in unrealized gain/loss on securities, net of tax			
Change in unrealized gain/loss on securities	320	838	110
Cumulative effect of accounting change	—	—	(1)
Change in net gain/loss on cash-flow hedging instruments, net of tax			
Change in net gain/loss on cash-flow hedging instruments	(170)	65	39
Cumulative effect of accounting change	—	—	24
Foreign currency translation adjustments	(6)	21	(3)
Minimum pension liability adjustment, net of tax	8	(364)	(4)
Total other comprehensive income	152	560	165
Balance at end of year	1,246	1,094	534
Total stockholders' equity	**$ 11,639**	**$ 10,734**	**$ 9,013**
Outstanding Shares (in thousands)			
Balance at beginning of year	255,241	245,536	226,290
Issuance of common stock in underwritten offerings	26,377	7,303	17,042
Issuance of shares under incentive and stock compensation plans	1,778	2,402	2,331
Return of shares under incentive and stock compensation plans to treasury stock	(16)	—	—
Treasury stock acquired	—	—	(127)
Balance at end of year	283,380	255,241	245,536

Consolidated Statements of Comprehensive Income

(In millions)	For the years ended December 31, 2003	2002	2001
Comprehensive Income			
Net income (loss)	$ (91)	$ 1,000	$ 507
Other Comprehensive Income			
Change in unrealized gain/loss on securities, net of tax			
Change in unrealized gain/loss on securities	320	838	110
Cumulative effect of accounting change	—	—	(1)
Change in net gain/loss on cash-flow hedging instruments, net of tax			
Change in net gain/loss on cash-flow hedging instruments	(170)	65	39
Cumulative effect of accounting change	—	—	24
Foreign currency translation adjustments	(6)	21	(3)
Minimum pension liability adjustment, net of tax	8	(364)	(4)
Total other comprehensive income	152	560	165
Total comprehensive income	**$ 61**	**$ 1,560**	**$ 672**

See Notes to Consolidated Financial Statements.

THE HARTFORD FINANCIAL SERVICES GROUP, INC.
Consolidated Statements of Cash Flows

(In millions)	For the years ended December 31, 2003	2002	2001
Operating Activities			
Net income (loss)	$ (91)	$ 1,000	$ 507
Adjustments to reconcile net income (loss) to net cash provided by operating activities			
Amortization of deferred policy acquisition costs and present value of future profits	2,411	2,241	2,214
Additions to deferred policy acquisition costs and present value of future profits	(3,313)	(2,859)	(2,739)
Change in:			
Reserve for future policy benefits, unpaid claims and claim adjustment expenses and unearned premiums	5,597	1,654	2,703
Reinsurance recoverables	(1,105)	191	(599)
Receivables	(47)	(280)	(245)
Payables and accruals	576	(2)	442
Accrued and deferred income taxes	(327)	202	(119)
Net realized capital (gains) losses	(293)	376	228
Depreciation and amortization	219	104	85
Cumulative effect of accounting changes, net of tax	—	—	34
Other, net	269	(50)	(250)
Net cash provided by operating activities	**3,896**	**2,577**	**2,261**
Investing Activities			
Purchase of investments	(28,918)	(21,338)	(16,871)
Sale of investments	17,320	12,017	9,858
Maturity of investments	3,731	2,910	2,760
Purchase of business/affiliate, net of cash acquired	(464)	—	(1,105)
Sale of affiliates	33	—	39
Additions to property, plant and equipment, net	(89)	(189)	(209)
Net cash used for investing activities	**(8,387)**	**(6,600)**	**(5,528)**
Financing Activities			
Issuance of short-term debt, net	535	16	264
Issuance of long-term debt	1,235	617	1,084
Repayment of long-term debt	(500)	(300)	(700)
Issuance of common stock in underwritten offering	1,162	330	1,015
Net receipts from investment and universal life-type contracts charged against policyholder accounts	2,409	3,539	1,901
Dividends paid	(291)	(257)	(235)
Return of shares under incentive and stock compensation plans to treasury	(1)	—	—
Acquisition of treasury stock	—	—	(7)
Proceeds from issuances of shares under incentive and stock compensation plans	59	92	77
Net cash provided by financing activities	**4,608**	**4,037**	**3,399**
Foreign exchange rate effect on cash	(32)	10	(6)
Net increase in cash	85	24	126
Cash – beginning of year	377	353	227
Cash – end of year	**$ 462**	**$ 377**	**$ 353**
Supplemental Disclosure of Cash Flow Information:			
Net Cash Paid (Received) During the Year for:			
Income taxes	$ (107)	$ (102)	$ (52)
Interest	$ 258	$ 260	$ 275

See Notes to Consolidated Financial Statements.

(Dollar amounts in millions, except for per share data, unless otherwise stated)

1. Basis of Presentation and Accounting Policies

Basis of Presentation

The Hartford Financial Services Group, Inc. and its consolidated subsidiaries ("The Hartford" or the "Company") provide investment products and life and property and casualty insurance to both individual and business customers in the United States and internationally.

On December 31, 2003, the Company acquired the group life and accident, and short-term and long-term disability business of CNA Financial Corporation. Accordingly, there was no impact to the Company's results of operations for the year ended December 31, 2003. For further discussion of the CNA Financial Corporation acquisition, see Note 18.

On April 2, 2001, The Hartford acquired the U.S. individual life insurance, annuity and mutual fund businesses of Fortis, Inc. (operating as "Fortis Financial Group" or "Fortis"). The acquisition was accounted for as a purchase transaction and, as such, the revenues and expenses generated by this business from April 2, 2001 forward are included in the Company's consolidated statements of operations. For further discussion of the Fortis acquisition, see Note 18.

The consolidated financial statements have been prepared on the basis of accounting principles generally accepted in the United States of America, which differ materially from the accounting practices prescribed by various insurance regulatory authorities. Subsidiaries in which The Hartford has at least a 20% interest, but less than a majority ownership interest, are reported using the equity method. All material intercompany transactions and balances between The Hartford, its subsidiaries and affiliates have been eliminated.

Use of Estimates

The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The most significant estimates include those used in determining reserves for future policy benefits and unpaid claim and claim adjustment expenses; deferred policy acquisition costs; investments; pension and other postretirement benefits; and commitments and contingencies.

Reclassifications

Certain reclassifications have been made to prior year financial information to conform to the current year presentation.

Adoption of New Accounting Standards

In January 2004, the Financial Accounting Standards Board ("FASB") issued FASB Staff Position ("FSP") No. FAS 106-1, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003", which addresses the accounting and disclosure implications that are expected to arise as a result of the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the "Act") enacted on December 8, 2003. The Act introduces a prescription drug benefit under Medicare as well as a federal subsidy to sponsors of retiree health care benefit plans that provide a benefit that is at least equivalent to Medicare. The issue is whether any employer that provides postretirement prescription drug coverage should recognize the effects of the Act on the benefit obligation and net periodic postretirement benefit cost and, if so, when and how to account for those costs. Under FSP No. FAS 106-1, companies have a one-time election to defer the effects of the new legislation in financial statements ending after December 7, 2003. The Company has elected to defer the effects of the Act. Companies electing to defer recognition of the effects must defer recognition until the FASB issues clarifying guidance on how the legislation should be interpreted. All measures of the benefit obligation and net periodic postretirement benefit costs included in the consolidated financial statements and Note 12 do not reflect the effects of the Act. Future guidance, when issued by the FASB, could require the Company to restate previously reported information. The Company is in the process of reviewing the provisions of the Act in conjunction with the Company's postretirement benefit plan and does not expect the impact of the Act to be significant.

In December 2003, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 132 (revised 2003), "Employers' Disclosures about Pensions and Other Postretirement Benefits". This standard requires additional detailed disclosures regarding pension plan assets, benefit obligations, cash flows, benefit costs and related information. With the exception of disclosures related to foreign plans, the new disclosures are required to be provided in annual statements of public entities with fiscal years ending after December 15, 2003. Companies with foreign plans may defer certain disclosures until fiscal years ending after June 15, 2004. The Company adopted the new disclosure requirements for all plans, including the foreign plans as of December 31, 2003. See Note 12.

Effective December 31, 2003, the Company adopted the disclosure requirements of Emerging Issues Task Force ("EITF") Issue No. 03-01, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments". Under the consensus, disclosures are required for unrealized losses on fixed maturity and equity securities accounted for under SFAS No. 115, "Accounting for Certain Investment in Debt and Equity Securities", and SFAS No. 124, "Accounting for Certain Investments Held by Not-for-Profit Organizations", that are classified as either available-for-sale or held-to-maturity. The disclosure requirements include quantitative information regarding the aggregate amount of unrealized losses and the associated fair value of the investments in an unrealized loss position, segregated into time periods for which the investments have been in an unrealized loss position. The consensus also requires certain qualitative disclosures about the unrealized holdings in order to provide additional information that the Company considered in concluding that the unrealized losses

1. Basis of Presentation and Accounting Policies (continued)

were not other-than-temporary. (For further discussion, see disclosures in Note 3.)

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity". SFAS No. 150 establishes standards for classifying and measuring as liabilities certain financial instruments that embody obligations of the issuer and have characteristics of both liabilities and equity. Generally, SFAS No. 150 requires liability classification for two broad classes of financial instruments: (a) instruments that represent, or are indexed to, an obligation to buy back the issuer's shares regardless of whether the instrument is settled on a net-cash or gross-physical basis and (b) obligations that (i) can be settled in shares but derive their value predominately from another underlying instrument or index (e.g. security prices, interest rates, and currency rates), (ii) have a fixed value, or (iii) have a value inversely related to the issuer's shares. Mandatorily redeemable equity and written options requiring the issuer to buyback shares are examples of financial instruments that should be reported as liabilities under this new guidance.

SFAS No. 150 specifies accounting only for certain freestanding financial instruments and does not affect whether an embedded derivative must be bifurcated and accounted for in accordance with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities".

SFAS No. 150 is effective for instruments entered into or modified after May 31, 2003 and for all other instruments beginning with the first interim reporting period beginning after June 15, 2003. Adoption of this statement did not have a material impact on the Company's consolidated financial condition or results of operations.

In April 2003, the FASB issued guidance in Statement 133 Implementation Issue No. B36, "Embedded Derivatives: Modified Coinsurance Arrangements and Debt Instruments That Incorporate Credit Risk Exposures That Are Unrelated or Only Partially Related to the Creditworthiness of the Obligor of Those Instruments", ("DIG B36") that addresses the instances in which bifurcation of an instrument into a debt host contract and an embedded derivative is required. The effective date of DIG B36 was October 1, 2003. DIG B36 indicates that bifurcation is necessary in a modified coinsurance arrangement when the yield on the receivable and payable is based on a specified proportion of the ceding company's return on either its general account assets or a specified block of those assets, rather than the overall creditworthiness of the ceding company. The Company has evaluated its modified coinsurance and funds withheld agreements and believes all but one are not impacted by the provisions of DIG B36. The one modified coinsurance agreement that requires the separate recording of an embedded derivative contains two total return swap embedded derivatives that virtually offset each other. Due to the offsetting nature of these total return swaps, the net value of the embedded derivatives in the modified coinsurance agreement had no material effect on the consolidated financial statements upon adoption of DIG B36 on October 1, 2003 and at December 31, 2003.

DIG B36 is also applicable to corporate issued debt securities that incorporate credit risk exposures that are unrelated or only partially related to the creditworthiness of the obligor. The adoption of DIG B36, as it relates to corporate issued debt securities, did not have a material effect on the Company's consolidated financial condition or results of operations.

In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities". The Statement amended and clarified accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133.

SFAS No. 149 amends SFAS No. 133 for decisions made as part of the Derivatives Implementation Group ("DIG") process that effectively required amendments to SFAS No. 133, in connection with other FASB projects dealing with financial instruments. SFAS No. 149 also clarifies under what circumstances a contract with an initial net investment and purchases and sales of when-issued securities that do not yet exist meet the characteristics of a derivative as discussed in SFAS No. 133. In addition, it clarifies when a derivative contains a financing component that warrants special reporting in the statement of cash flows.

SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003, except as stated below and for hedging relationships designated after June 30, 2003. The provisions of this Statement should be applied prospectively, except as stated below.

The provisions of SFAS No. 149 that relate to SFAS No. 133 DIG issues that have been effective for fiscal quarters that began prior to June 15, 2003, should continue to be applied in accordance with their respective effective dates. In addition, the guidance in SFAS No. 149 related to forward purchases or sales of when-issued securities or other securities that do not yet exist, should be applied to both existing contracts and new contracts entered into after June 30, 2003. The adoption of SFAS No. 149 did not have a material impact on the Company's consolidated financial condition or results of operations.

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities, an interpretation of ARB No. 51" ("FIN 46"), which requires an enterprise to assess whether consolidation of an entity is appropriate based upon its interests in a variable interest entity ("VIE"). A VIE is an entity in which the equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The initial determination of whether an entity is a VIE shall be made on the date at which an enterprise becomes involved with the entity. An enterprise shall consolidate a VIE if it has a variable interest that will absorb a majority of the VIEs expected losses if they occur, receive a majority of the entity's expected residual returns if they occur or both. FIN 46 was effective immediately for new VIEs established or purchased subsequent to January 31, 2003. For VIEs established or purchased subsequent to January 31, 2003, the adoption of FIN 46 did not have a material impact on the Company's consolidated financial condition or results of operations as there were no material VIEs identified which required consolidation.

1. Basis of Presentation and Accounting Policies (continued)

In December 2003, the FASB issued a revised version of FIN 46 ("FIN 46R"), which incorporates a number of modifications and changes made to the original version. FIN 46R replaces the previously issued FIN 46 and, subject to certain special provisions, is effective no later than the end of the first reporting period that ends after December 15, 2003 for entities considered to be special-purpose entities and no later than the end of the first reporting period that ends after March 15, 2004 for all other VIEs. Early adoption is permitted. The Company adopted FIN 46R in the fourth quarter of 2003. The adoption of FIN 46R did not result in the consolidation of any material VIEs but resulted in the deconsolidation of VIEs that issued Mandatorily Redeemable Preferred Securities of Subsidiary Trusts ("trust preferred securities"). The Company is not the primary beneficiary of the VIEs, which issued the trust preferred securities. The Company does not own any of the trust preferred securities which were issued to unrelated third parties. These trust preferred securities are considered the principal variable interests issued by the VIEs. As a result, the VIEs, which the Company previously consolidated, are no longer consolidated. The sole assets of the VIEs are junior subordinated debentures issued by the Company with payment terms identical to the trust preferred securities. Previously, the trust preferred securities were reported as a separate liability on the Company's consolidated balance sheets as "company obligated mandatorily redeemable preferred securities of subsidiary trusts holding solely junior subordinated debentures". At December 31, 2003 and 2002, the impact of deconsolidation was to increase long-term debt and decrease the trust preferred securities by $952 and $1.5 billion, respectively. (For further discussion, see Note 8 for disclosure of information related to these VIEs as required under FIN 46R.)

In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45" or the "Interpretation"). FIN 45 requires certain guarantees to be recorded at fair value and also requires a guarantor to make new disclosures, even when the likelihood of making payments under the guarantee is remote. In general, the Interpretation applies to contracts or indemnification agreements that contingently require the guarantor to make payments to the guaranteed party based on changes in an underlying instrument or indices (e.g., security prices, interest rates, or currency rates) that are related to an asset, liability or an equity security of the guaranteed party. The recognition provisions of FIN 45 are effective on a prospective basis for guarantees issued or modified after December 31, 2002. The disclosure requirements are effective for financial statements of interim and annual periods ending after December 15, 2002. For further discussion, see Notes 3 and 16. Adoption of this statement did not have a material impact on the Company's consolidated financial condition or results of operations.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities", which addresses financial accounting and reporting for costs associated with exit or disposal activities and supercedes EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)" ("Issue 94-3"). The principal difference between SFAS No. 146 and Issue 94-3 is that SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred, rather than at the date of an entity's commitment to an exit plan. SFAS No. 146 is effective for exit or disposal activities initiated after December 31, 2002. Adoption of SFAS No. 146 resulted in a change in the timing of when a liability is recognized for certain restructuring activities after December 31, 2002. Adoption of this statement did not have a material impact on the Company's consolidated financial condition or results of operations.

In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections". Under historical guidance, all gains and losses resulting from the extinguishment of debt were required to be aggregated and, if material, classified as an extraordinary item, net of related income tax effect. SFAS No. 145 rescinds that guidance and requires that gains and losses from extinguishments of debt be classified as extraordinary items only if they are both unusual and infrequent in occurrence. SFAS No. 145 also amends SFAS No. 13, "Accounting for Leases", for the required accounting treatment of certain lease modifications that have economic effects similar to sale-leaseback transactions. SFAS No. 145 requires that those lease modifications be accounted for in the same manner as sale-leaseback transactions. In the fourth quarter of 2002, the Company early adopted the provisions of SFAS No. 145 related to the rescission of SFAS No. 4, "Reporting Gains and Losses from Early Extinguishment of Debt", retroactively and reclassified the 2001 extraordinary loss from early retirement of debt of $13, before-tax, to other expenses. The provisions of SFAS No. 145 related to SFAS No. 13 are effective for transactions occurring after May 15, 2002. Adoption of the provisions of SFAS No. 145 related to SFAS No. 13 did not have a material impact on the Company's consolidated financial condition or results of operations.

Effective September 2001, the Company adopted EITF Issue No. 01-10, "Accounting for the Impact of the Terrorist Attacks of September 11, 2001". Under the consensus, costs related to the terrorist act should be reported as part of income from continuing operations and not as an extraordinary item. The Company has recognized and classified all direct and indirect costs associated with the attack of September 11 in accordance with the consensus. For discussion of the impact of the September 11 terrorist attack ("September 11"), see Note 2.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". SFAS No. 144 establishes an accounting model for long-lived assets to be disposed of by sale that applies to all long-lived assets, including discontinued operations. SFAS No. 144 requires that those long-lived assets be measured at the lower of carrying amount or fair value less cost to sell, whether reported in continuing operations or in discontinued operations. The provisions of SFAS No. 144 are effective for financial statements issued for fiscal years beginning after December 15, 2001. Adoption of SFAS No. 144 did not have a material impact on the

1. Basis of Presentation and Accounting Policies (continued)

Company's consolidated financial condition or results of operations.

In June 2001, the FASB issued SFAS No. 141, "Business Combinations". SFAS No. 141 eliminates the pooling-of-interests method of accounting for business combinations, requiring all business combinations to be accounted for under the purchase method. Accordingly, net assets acquired are recorded at fair value with any excess of cost over net assets assigned to goodwill.

SFAS No. 141 also requires that certain intangible assets acquired in a business combination be recognized apart from goodwill. The provisions of SFAS No. 141 apply to all business combinations initiated after June 30, 2001. Adoption of SFAS No. 141 did not have a material impact on the Company's consolidated financial condition or results of operations.

In June 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets". Under SFAS No. 142, effective January 1, 2002, amortization of goodwill is precluded; however, its recoverability must be periodically (at least annually) reviewed and tested for impairment.

Goodwill must be tested at the reporting unit level for impairment in the year of adoption, including an initial test performed within six months of adoption. If the initial test indicates a potential impairment, then a more detailed analysis to determine the extent of impairment must be completed within twelve months of adoption.

During the second quarter of 2002, the Company completed the review and analysis of its goodwill asset in accordance with the provisions of SFAS No. 142. The result of the analysis indicated that each reporting unit's fair value exceeded its carrying amount, including goodwill. As a result, goodwill for each reporting unit was not considered impaired.

SFAS No. 142 also requires that useful lives for intangibles other than goodwill be reassessed and the remaining amortization periods be adjusted accordingly. For further discussion of the impact of SFAS No. 142, see Note 5.

Effective April 1, 2001, the Company adopted EITF Issue No. 99-20, "Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interests in Securitized Financial Assets". Under the consensus, investors in certain securities with contractual cash flows, primarily asset-backed securities, are required to periodically update their best estimate of cash flows over the life of the security. If the fair value of the securitized financial asset is less than its carrying amount and there has been a decrease in the present value of the estimated cash flows since the last revised estimate, considering both timing and amount, an other-than-temporary impairment charge is recognized. The estimated cash flows are also used to evaluate whether there have been any changes in the securitized asset's estimated yield. All yield adjustments are accounted for on a prospective basis. Upon adoption of EITF Issue No. 99-20, the Company recorded an $11 charge as the net of tax cumulative effect of the accounting change.

Effective January 1, 2001, the Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", as amended by SFAS Nos. 137 and 138. The standard requires, among other things, that all derivatives be carried on the balance sheet at fair value. The standard also specifies hedge accounting criteria under which a derivative can qualify for special accounting. In order to receive special accounting, the derivative instrument must qualify as a hedge of either the fair value or the variability of the cash flow of a qualified asset or liability, or forecasted transaction. Special accounting for qualifying hedges provides for matching the timing of gain or loss recognition on the hedging instrument with the recognition of the corresponding changes in value of the hedged item. The Company's policy prior to adopting SFAS No. 133 was to carry its derivative instruments on the balance sheet in a manner similar to the hedged item(s).

Upon adoption of SFAS No. 133, the Company recorded a $23 charge as the net of tax cumulative effect of the accounting change. This transition adjustment was primarily comprised of gains and losses on derivatives that had been previously deferred and not adjusted to the carrying amount of the hedged item. Also included in the transition adjustment were gains and losses related to recognizing at fair value all derivatives that are designated as fair-value hedging instruments offset by the difference between the book values and fair values of related hedged items attributable to the hedged risks. The entire transition amount was previously recorded in Accumulated Other Comprehensive Income ("AOCI") – Unrealized Gain/Loss on Securities in accordance with SFAS No. 115. Gains and losses on derivatives that were previously deferred as adjustments to the carrying amount of hedged items were not affected by the implementation of SFAS No. 133. Upon adoption, the Company also reclassified $24, net of tax, to AOCI – Gain/(Loss) on Cash-Flow Hedging Instruments from AOCI – Unrealized Gain/(Loss) on Securities. This reclassification reflects the January 1, 2001 net unrealized gain for all derivatives that were designated as cash-flow hedging instruments. For further discussion of the Company's derivative-related accounting policies, see the Investment section of Note 1.

Future Adoption of New Accounting Standards

In December 2003, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants ("AcSEC") issued Statement of Position 03-3, "Accounting for Certain Loans or Debt Securities " (SOP 03-3). SOP 03-3 addresses the accounting for differences between contractual and expected cash flows to be collected from an investment in loans or fixed maturity securities (collectively hereafter referred to as "loan(s)") acquired in a transfer if those differences are attributable, at least in part, to credit quality. SOP 03-3 limits the yield that may be accreted to the excess of the estimated undiscounted expected principal, interest and other cash flows over the initial investment in the loan. SOP 03-3 also requires that the excess of contractual cash flows over cash flows expected to be collected not be recognized as an adjustment of yield, loss accrual or valuation allowance. SOP 03-3 is effective for loans acquired in fiscal years beginning after December 15, 2004. For loans acquired in fiscal years beginning on or before December 15, 2004 and within the scope of Practice Bulletin 6 "Amortization of Discounts on Certain Acquired Loans", SOP 03-3, as it pertains to decreases in cash flows expected to be

1. Basis of Presentation and Accounting Policies (continued)

collected, should be applied prospectively for fiscal years beginning after December 15, 2004. Adoption of this statement is not expected to have a material impact on the Company's consolidated financial condition or results of operations.

In July 2003, AcSEC issued a final Statement of Position 03-1, "Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts" (the "SOP"). The SOP addresses a wide variety of topics, some of which have a significant impact on the Company. The major provisions of the SOP require:

- Recognizing expenses for a variety of contracts and contract features, including guaranteed minimum death benefits ("GMDB"), certain death benefits on universal-life type contracts and annuitization options, on an accrual basis versus the previous method of recognition upon payment;
- Reporting and measuring assets and liabilities of certain separate account products as general account assets and liabilities when specified criteria are not met;
- Reporting and measuring the Company's interest in its separate accounts as general account assets based on the insurer's proportionate beneficial interest in the separate account's underlying assets; and
- Capitalizing sales inducements that meet specified criteria and amortizing such amounts over the life of the contracts using the same methodology as used for amortizing deferred acquisition costs ("DAC").

The SOP is effective for financial statements for fiscal years beginning after December 15, 2003. At the date of initial application, January 1, 2004, the estimated cumulative effect of the adoption of the SOP on net income and other comprehensive income was comprised of the following individual impacts:

Cumulative Effect of Adoption	Net Income	Other Comprehensive Income
Establishing GMDB and other benefit reserves for annuity contracts [1]	$(54)	$—
Reclassifying certain separate accounts to general accounts	30	294
Other	(1)	(2)
Total cumulative effect of adoption	$(25)	$292

[1] As of September 30, 2003, the Company estimated the cumulative effect of adopting this provision of the SOP to be between $30 and $40, net of amortization of DAC and taxes. During the fourth quarter, industry and the largest public accounting firms reached general consensus on how to record the reinsurance recovery asset related to GMDB's. This refinement resulted in the increase to the cumulative effect adjustment as of January 1, 2004.

<u>Death Benefits and Other Insurance Benefit Features</u>

The Company sells variable annuity contracts that offer various guaranteed death benefits. For certain guaranteed death benefits, the Company pays the greater of (1) the account value at death; (2) the sum of all premium payments less prior withdrawals; or (3) the maximum anniversary value of the contract, plus any premium payments since the contract anniversary, minus any withdrawals following the contract anniversary. The Company currently reinsures a significant portion of these death benefit guarantees associated with its in-force block of business. As of January 1, 2004, the Company has recorded a liability for GMDB and other benefits sold with variable annuity products of $199 and a related reinsurance recoverable asset of $108. The determination of the GMDB liability and related reinsurance recoverable is based on models that involve a range of scenarios and assumptions, including those regarding expected market rates of return and volatility, contract surrender rates and mortality experience. The assumptions used are consistent with those used in determining estimated gross profits for purposes of amortizing deferred acquisition costs.

Through December 31, 2003, the Company had not recorded a liability for the risks associated with GMDB offered on the Company's variable annuity business, but had consistently recorded the related expenses in the period the benefits were paid to contractholders. Net of reinsurance, the Company paid $54 and $49 for the years ended December 31, 2003 and 2002, respectively, in GMDB benefits to contractholders.

At December 31, 2003, the Company held $92.4 billion of variable annuities that contained guaranteed minimum death benefits. The Company's total gross exposure (i.e. before reinsurance), or net amount at risk (the amount by which current account values in the variable annuity contracts are not sufficient to meet its GMDB commitments), related to these guaranteed death benefits as of December 31, 2003 was $11.5 billion. Due to the fact that 80% of this amount was reinsured, the Company's net exposure was $2.3 billion. However, the Company will only incur these guaranteed death benefit payments in the future if the policyholder has an in-the-money guaranteed death benefit at their time of death.

The Individual Life segment sells universal life-type contracts with certain secondary guarantees, such as a guarantee that the policy will not lapse, even if the account value is reduced to zero, as long as the policyholder makes scheduled premium payments. The assumptions used in the determination of the secondary guarantee liability are consistent with those used in determining estimated gross profits for purposes of amortizing deferred policy acquisition costs. Based on current estimates, the Company expects the cumulative effect on net income upon recording this liability to be not material. The establishment of the required liability will change the earnings pattern of these products, lowering earnings in the early years of the contract and increasing earnings in the later years. Currently there is diversity in industry practice and inconsistent guidance surrounding the application of the SOP to universal life-type contracts. The Company believes consensus or further guidance surrounding the methodology for determining reserves for secondary guarantees will develop in the future. This may result in an adjustment to the cumulative effect of adopting the SOP and could impact future earnings.

1. Basis of Presentation and Accounting Policies (continued)

Separate Account Presentation

The Company has recorded certain market value adjusted ("MVA") fixed annuity products and modified guarantee life insurance (primarily the Company's Compound Rate Contract ("CRC") and associated assets) as separate account assets and liabilities through December 31, 2003. Notwithstanding the market value adjustment feature in this product, all of the investment performance of the separate account assets is not being passed to the contractholder, and it therefore, does not meet the conditions for separate account reporting under the SOP. On January 1, 2004, market value reserves included in separate account liabilities for CRC, of $10.8 billion, were revalued at current account value in the general account to $10.1 billion. The related separate account assets of $11.0 billion were also reclassified to the general account. Fixed maturities and equity securities were reclassified to the general account, as available-for-sale securities, and will continue to be recorded at fair value, however, subsequent changes in fair value, net of amortization of deferred acquisition costs and income taxes, will be recorded in other comprehensive income rather than net income. On January 1, 2004, the Company recorded a cumulative effect adjustment to earnings equal to the revaluation of the liabilities from fair value to account value plus the adjustment to record unrealized gains (losses) on available-for-sale invested assets, previously recorded as a component of net income, as other comprehensive income. The cumulative adjustments to earnings and other comprehensive income were recorded net of amortization of deferred acquisition costs and income taxes. Through December 31, 2003, the Company had recorded CRC assets and liabilities on a market value basis with all changes in value (market value spread) included in current earnings as a component of other revenues. Upon adoption of the SOP, the components of CRC spread on a book value basis will be recorded in interest income and interest credited. Realized gains and losses on investments and market value adjustments on contract surrenders will be recognized as incurred.

The Company has also recorded its variable annuity products offered in Japan in separate account assets and liabilities through December 31, 2003. As the separate account arrangement in Japan is not legally insulated from the general account liabilities of the Company, it does not meet the conditions for separate account reporting under the SOP. On January 1, 2004, separate account liabilities in Japan of $6.2 billion recorded at account value in the separate account, were reclassified to the general account with no change in value. The related separate account assets of $6.2 billion were also reclassified to the general account with no change in value. The separate account assets are primarily comprised of equity securities. These assets were recorded at fair value in a trading securities portfolio and the subsequent changes in fair value will be reflected in net investment income.

Certain other products offered by the Company recorded in separate account assets and liabilities through December 31, 2003, were reclassified to the general account upon adoption of the SOP.

Interests in Separate Accounts

As of December 31, 2003, the Company had $24 representing unconsolidated interests in its own separate accounts. These interests were recorded as available-for-sale equity securities, with changes in fair value recorded through other comprehensive income. On January 1, 2004, the Company reclassified $11 to investment in trading securities, where the Company's proportionate beneficial interest in the separate account was less than 20%. Trading securities are recorded at fair value with changes in fair value recorded to net investment income. In instances where the Company's proportionate beneficial interest was between 20-50%, the Company reclassified $13 of its investment to reflect the Company's proportionate interest in each of the underlying assets of the separate account. The Company has designated its proportionate interest in these equity securities and fixed maturities as available-for-sale.

Sales Inducements

The Company currently offers enhanced or bonus crediting rates to contract-holders on certain of its individual and group annuity products. Through December 31, 2003, the expense associated with offering certain of these bonuses was deferred and amortized over the contingent deferred sales charge period. Others were expensed as incurred. Effective January 1, 2004, upon adopting the SOP, the future expense associated with offering a bonus will be deferred and amortized over the life of the related contract in a pattern consistent with the amortization of deferred acquisition costs. Effective January 1, 2004, amortization expense associated with expenses previously deferred will be recorded over the remaining life of the contract rather than over the contingent deferred sales charge period.

In May 2003, the EITF reached a consensus in EITF Issue No. 03-4, "Determining the Classification and Benefit Attribution Method for a Cash Balance Pension Plan", that cash balance plans should be considered defined benefit plans for purposes of applying SFAS No. 87, "Employers' Accounting for Pension Plans". The EITF also concluded that the attribution method used to determine the benefit for the entire plan for certain cash balance plans should be the traditional unit credit method. The consensus is effective as of the next measurement date of the plan, which is December 31, 2003, for the Company's cash balance plan. Any difference between the evaluation under the previous attribution method and the new attribution method should be recognized as an actuarial gain or loss. Adoption of this issue is not expected to have a material impact on the Company's consolidated financial condition or results of operations.

1. Basis of Presentation and Accounting Policies (continued)

Stock-Based Compensation

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure, an Amendment of FASB Statement No. 123", which provides three optional transition methods for entities that decide to voluntarily adopt the fair value recognition principles of SFAS No. 123, "Accounting for Stock-Based Compensation", and modifies the disclosure requirements of SFAS No. 123. In January 2003, the Company adopted the fair value recognition provisions of accounting for employee stock compensation and used the prospective transition method. Under the prospective method, stock-based compensation expense is recognized for awards granted or modified after the beginning of the fiscal year in which the change is made. The fair value of stock-based awards granted during the year ended December 31, 2003 was $42, after-tax. The fair value of these awards will be recognized as expense over the awards' vesting periods, generally three years.

All stock-based awards granted or modified prior to January 1, 2003 will continue to be valued using the intrinsic value-based provisions set forth in Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees". Under the intrinsic value method, compensation expense is determined on the measurement date, which is the first date on which both the number of shares the employee is entitled to receive and the exercise price are known. Compensation expense, if any, is measured based on the award's intrinsic value, which is the excess of the market price of the stock over the exercise price on the measurement date. The expense, including non-option plans, related to stock-based employee compensation included in the determination of net income for the years ended December 31, 2003, 2002 and 2001 is less than that which would have been recognized if the fair value method had been applied to all awards since the effective date of SFAS No. 123. For further discussion of the Company's stock-based compensation plans, see Note 11.

The following table illustrates the effect on net income (loss) and earnings (loss) per share (basic and diluted) as if the fair value method had been applied to all outstanding and unvested awards in each period.

(In millions, except for per share data)	For the years ended December 31, 2003	2002	2001
Net income (loss), as reported	$ (91)	$ 1,000	$ 507
Add: Stock-based employee compensation expense included in reported net income (loss), net of related tax effects [1]	20	6	8
Deduct: Total stock-based employee compensation expense determined under the fair value method for all awards, net of related tax effects	(50)	(59)	(52)
Pro forma net income (loss) [2]	$ (121)	$ 947	$ 463
Earnings (loss) per share:			
Basic – as reported	$ (0.33)	$ 4.01	$ 2.13
Basic – pro forma [2]	$ (0.44)	$ 3.80	$ 1.95
Diluted – as reported [3]	$ (0.33)	$ 3.97	$ 2.10
Diluted – pro forma [2] [3]	$ (0.44)	$ 3.76	$ 1.92

[1] Includes the impact of non-option plans of $6, $3 and $6 for the years ended December 31, 2003, 2002 and 2001, respectively.

[2] The pro forma disclosures are not representative of the effects on net income (loss) and earnings (loss) per share in future years.

[3] As a result of the net loss for the year ended December 31, 2003, SFAS No. 128, "Earnings Per Share", requires the Company to use basic weighted average common shares outstanding in the calculation of the year ended December 31, 2003 diluted earnings (loss) per share, since the inclusion of options of 1.8 would have been antidilutive to the earnings per share calculation. In the absence of the net loss, weighted average common shares outstanding and dilutive potential common shares would have totaled 274.2.

The fair value of each option grant is estimated on the date of the grant using the Black-Scholes options-pricing model with the following weighted average assumptions used for grants in 2003, 2002 and 2001:

	2003	2002	2001
Dividend yield	2.3%	1.6%	1.6%
Expected price variability	39.8%	40.8%	29.1%
Risk-free interest rate	2.77%	4.27%	4.98%
Expected life	6 years	6 years	6 years

The use of the fair value recognition method results in compensation expense being recognized in the financial statements at different amounts and in different periods than the related income tax deduction. Generally, the compensation expense recognized under SFAS No. 123 will result in a deferred tax asset since the stock compensation expense is not deductible for tax until the option is exercised. Deferred tax assets arising under SFAS No. 123 are evaluated as to future realizability to determine whether a valuation allowance is necessary. (For further discussion, see Note 15.)

Investments

The Hartford's investments in both fixed maturities, which include bonds, redeemable preferred stock and commercial paper; and equity securities, which include common and non-redeemable preferred stocks, are classified as "available-for-sale" as defined in SFAS No. 115. Accordingly, these securities are carried at fair value with the after-tax difference from amortized cost, as adjusted for the effect of deducting the life and pension policyholders' share of the immediate participation guaranteed contracts and certain life and annuity deferred policy acquisition costs, reflected in stockholders' equity as a component of AOCI. Policy loans are carried at outstanding

1. Basis of Presentation and Accounting Policies (continued)

balance, which approximates fair value. Other investments primarily consist of limited partnership interests, derivatives and mortgage loans. The limited partnerships are accounted for under the equity method and accordingly the partnership earnings are included in net investment income. Derivatives are carried at fair value and mortgage loans on real estate are recorded at the outstanding principal balance adjusted for amortization of premiums or discounts and net of valuation allowances, if any.

Valuation of Fixed Maturities

The fair value for fixed maturity securities is largely determined by one of three primary pricing methods: independent third party pricing services, independent broker quotations or pricing matrices, which use data provided by external sources. With the exception of short-term securities for which amortized cost is predominantly used to approximate fair value, security pricing is applied using a hierarchy or "waterfall" approach whereby prices are first sought from independent pricing services with the remaining unpriced securities submitted to brokers for prices or lastly priced via a pricing matrix.

Prices from independent pricing services are often unavailable for securities that are rarely traded or are traded only in privately negotiated transactions. As a result, a significant percentage of the Company's asset-backed and commercial mortgage-backed securities are priced via broker quotations. A pricing matrix is used to price securities for which the Company is unable to obtain either a price from a third party service or an independent broker quotation. The pricing matrix begins with current treasury rates and uses credit spreads and issuer-specific yield adjustments received from an independent third party source to determine the market price for the security. The credit spreads incorporate the issuer's credit rating as assigned by a nationally recognized rating agency and a risk premium, if warranted, due to the issuer's industry and security's time to maturity. The issuer-specific yield adjustments, which can be positive or negative, are updated twice annually, as of June 30 and December 31, by an independent third-party source and are intended to adjust security prices for issuer-specific factors. The matrix-priced securities at December 31, 2003 and 2002, primarily consisted of non-144A private placements and have an average duration of 4.6.

The following table identifies the fair value of fixed maturity securities by pricing source as of December 31, 2003 and 2002:

	2003		2002	
	General Account Fixed Maturities at Fair Value	Percentage of Total Fair Value	General Account Fixed Maturities at Fair Value	Percentage of Total Fair Value
Priced via independent market quotations	$ 51,554	84.2%	$ 40,391	82.5%
Priced via broker quotations	3,090	5.0%	3,987	8.2%
Priced via matrices	3,297	5.4%	2,373	4.9%
Priced via other methods	209	0.3%	151	0.3%
Short-term investments [1]	3,113	5.1%	1,987	4.1%
Total	**$ 61,263**	**100.0%**	**$ 48,889**	**100.0%**

[1] Short-term investments are valued at amortized cost, which approximates fair value.

The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. As such, the estimated fair value of a financial instrument may differ significantly from the amount that could be realized if the security was sold immediately.

Other-Than-Temporary Impairments

One of the significant estimations inherent in the valuation of investments is the evaluation of other-than-temporary impairments. The evaluation of impairments is a quantitative and qualitative process, which is subject to risks and uncertainties and is intended to determine whether declines in the fair value of investments should be recognized in current period earnings. The risks and uncertainties include changes in general economic conditions, the issuer's financial condition or near term recovery prospects and the effects of changes in interest rates. The Company's accounting policy requires that a decline in the value of a security below its amortized cost basis be assessed to determine if the decline is other-than-temporary. If so, the security is deemed to be other-than-temporarily impaired, and a charge is recorded in net realized capital losses equal to the difference between the fair value and amortized cost basis of the security. The fair value of the other-than-temporarily impaired investment becomes its new cost basis. The Company has a security monitoring process overseen by a committee of investment and accounting professionals that identifies securities that, due to certain characteristics, as described below, are subjected to an enhanced analysis on a quarterly basis.

Securities not subject to EITF Issue No. 99-20 ("non-EITF Issue No. 99-20 securities"), that are depressed by twenty percent or more for six months are presumed to be other-than-temporarily impaired unless the depression is the result of rising interest rates or significant objective verifiable evidence supports that the security price is temporarily depressed and is expected to recover within a reasonable period of time. Non-EITF Issue No. 99-20 securities depressed less than twenty percent or depressed twenty percent or more but for less than six months are also reviewed to determine if an other-than-temporary impairment is present. The primary factors considered in evaluating whether a decline in value for non-EITF Issue No. 99-20 securities is

1. Basis of Presentation and Accounting Policies (continued)

other-than-temporary include: (a) the length of time and the extent to which the fair value has been less than cost, (b) the financial condition, credit rating and near-term prospects of the issuer, (c) whether the debtor is current on contractually obligated interest and principal payments and (d) the intent and ability of the Company to retain the investment for a period of time sufficient to allow for recovery.

For certain securitized financial assets with contractual cash flows (including asset-backed securities), EITF Issue No. 99-20 requires the Company to periodically update its best estimate of cash flows over the life of the security. If the fair value of a securitized financial asset is less than its carrying amount and there has been a decrease in the present value of the estimated cash flows since the last revised estimate, considering both timing and amount, then an other-than-temporary impairment charge is recognized. Projections of expected future cash flows may change based upon new information regarding the performance of the underlying collateral.

For securities expected to be sold, an other-than-temporary impairment charge is recognized if the Company does not expect the fair value of a security to recover to amortized cost prior to the expected date of sale. Once an impairment charge has been recorded, the Company then continues to review the other-than-temporarily impaired securities for additional other-than-temporary impairments.

Net Realized Capital Gains and Losses

Net realized capital gains and losses on security transactions associated with the Company's immediate participation guaranteed contracts are recorded and offset by amounts owed to policyholders and were $1 for the years ended December 31, 2003, 2002, and 2001. Under the terms of the contracts, the net realized capital gains and losses will be credited to policyholders in future years as they are entitled to receive them. Net realized capital gains and losses, after deducting the life and pension policyholders' share and related amortization of deferred policy acquisition costs for certain Life products, are reported as a component of revenues and are determined on a specific identification basis.

Net Investment Income

Interest income from fixed maturities is recognized when earned on a constant effective yield basis. The Company stops recognizing interest income when it does not expect to receive amounts in accordance with the contractual terms of the security. Net investment income on these investments is recognized only when interest payments are received.

Derivative Instruments

Overview

The Company utilizes a variety of derivative instruments, including swaps, caps, floors, forwards, futures and options through one of four Company-approved objectives: to hedge risk arising from interest rate, price or currency exchange rate volatility; to manage liquidity; to control transaction costs; or to enter into income enhancement and replication transactions. (For a further discussion, see Note 3.)

The Company's derivative transactions are permitted uses of derivatives under the derivatives use plan filed and/or approved, as applicable, by the State of Connecticut and the State of New York insurance departments. The Company does not make a market or trade in these instruments for the express purpose of earning short-term trading profits.

Accounting and Financial Statement Presentation of Derivative Instruments and Hedging Activities

Effective January 1, 2001, and in accordance with SFAS No. 133, all derivatives are recognized on the balance sheet at their fair value. Fair value is based upon either independent market quotations for exchange traded derivative contracts, independent third party pricing sources or pricing valuation models which utilize independent third party data as inputs The derivative contracts are reported as assets or liabilities in other investments and other liabilities, respectively, in the consolidated balance sheets, excluding embedded derivatives and guaranteed minimum withdrawal benefit ("GMWB") reinsurance contracts. Embedded derivatives are recorded in the consolidated balance sheets with the associated host instrument. GMWB reinsurance contract amounts are recorded in reinsurance recoverables in the consolidated balance sheets.

On the date the derivative contract is entered into, the Company designates the derivative as (1) a hedge of the fair value of a recognized asset or liability ("fair value" hedge), (2) a hedge of a forecasted transaction or of the variability of cash flows to be received or paid related to a recognized asset or liability ("cash-flow" hedge), (3) a foreign-currency, fair value or cash-flow hedge ("foreign-currency" hedge), (4) a hedge of a net investment in a foreign operation or (5) held for other investment and risk management activities, which primarily involve managing asset or liability related risks which do not qualify for hedge accounting under SFAS No. 133.

Fair-Value Hedges

Changes in the fair value of a derivative that is designated and qualifies as a fair-value hedge, along with the changes in the fair value of the hedged asset or liability that is attributable to the hedged risk, are recorded in current period earnings with any differences between the net change in fair value of derivative and the hedged item representing the hedge ineffectiveness. Periodic derivative net coupon settlements are recorded in net investment income.

Cash-Flow Hedges

Changes in the fair value of a derivative that is designated and qualifies as a cash-flow hedge are recorded in AOCI and are reclassified into earnings when the variability of the cash flow of the hedged item impacts earnings. Gains and losses on

1. Basis of Presentation and Accounting Policies (continued)

derivative contracts that are reclassified from AOCI to current period earnings are included in the line item in the consolidated statements of operations in which the hedged item is recorded. Any hedge ineffectiveness is recorded immediately in current period earnings. Periodic derivative net coupon settlements are recorded in net investment income.

Foreign-Currency Hedges

Changes in the fair value of derivatives that are designated and qualify as foreign-currency hedges are recorded in either current period earnings or AOCI, depending on whether the hedged transaction is a fair-value hedge or a cash-flow hedge, respectively. Any hedge ineffectiveness is recorded immediately in current period earnings. Periodic derivative net coupon settlements are recorded in net investment income.

Net Investment in a Foreign Operation Hedges

Changes in fair-value of a derivative used as a hedge of a net investment in a foreign operation, to the extent effective as a hedge, are recorded in the foreign currency translation adjustments account within AOCI. Cumulative changes in fair value recorded in AOCI are reclassified into earnings upon the sale or complete or substantially complete liquidation of the foreign entity. Any hedge ineffectiveness is recorded immediately in current period earnings. Periodic derivative net coupon settlements are recorded in net investment income.

Other Investment and Risk Management Activities

The Company's other investment and risk management activities primarily relate to strategies used to reduce economic risk or enhance income, and do not receive hedge accounting treatment under SFAS No. 133. Changes in the fair value, including periodic net coupon settlements, of derivative instruments held for other investment and risk management purposes are reported in current period earnings as net realized capital gains and losses. During 2003, the Company began recording periodic net coupon settlements in net realized capital gains and losses and reclassified prior period amounts to conform to the current year presentation.

<u>Hedge Documentation and Effectiveness Testing</u>

At hedge inception, the Company formally documents all relationships between hedging instruments and hedged items, as well as its risk-management objective and strategy for undertaking each hedge transaction. In connection with the implementation of SFAS No. 133, the Company designated anew all existing hedge relationships. The documentation process includes linking all derivatives that are designated as fair-value, cash-flow, foreign-currency or net-investment hedges to specific assets and liabilities on the balance sheet or to specific forecasted transactions. The Company also formally assesses, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items. At inception, and on a quarterly basis, the change in value of the hedging instrument and the change in value of the hedged item are measured to assess the validity of maintaining special hedge accounting. Hedging relationships are considered highly effective if the changes in the fair value or discounted cash flows of the hedging instrument are within a ratio of 80-125% of the inverse changes in the fair value or discounted cash flows of the hedged item. Hedge effectiveness is assessed using the quantitative methods, prescribed by SFAS No. 133, as amended, including the "Change in Variable Cash Flows Method," the "Change in Fair Value Method" and the "Hypothetical Derivative Method " depending on the hedge strategy. If it is determined that a derivative is no longer highly effective as a hedge, the Company discontinues hedge accounting in the period in which the derivative became ineffective and prospectively, as discussed below under discontinuance of hedge accounting.

<u>Discontinuance of Hedge Accounting</u>

The Company discontinues hedge accounting prospectively when (1) it is determined that the derivative is no longer highly effective in offsetting changes in the fair value or cash flows of a hedged item; (2) the derivative is dedesignated as a hedge instrument, because it is unlikely that a forecasted transaction will occur; or (3) the derivative expires or is sold, terminated, or exercised. When hedge accounting is discontinued because it is determined that the derivative no longer qualifies as an effective fair-value hedge, the derivative continues to be carried at fair value on the balance sheet with changes in its fair value recognized in current period earnings. The changes in the fair value of the hedged asset or liability are no longer recorded in earnings. When hedge accounting is discontinued because the Company becomes aware that it is not probable that the forecasted transaction will occur, the derivative continues to be carried on the balance sheet at its fair value, and gains and losses that were accumulated in AOCI are recognized immediately in earnings. In all other situations in which hedge

1. Basis of Presentation and Accounting Policies (continued)

accounting is discontinued on a cash-flow hedge, including those where the derivative is sold, terminated or exercised, amounts previously deferred in AOCI are amortized into earnings when earnings are impacted by the variability of the cash flow of the hedged item.

Embedded Derivatives

The Company occasionally purchases or issues financial instruments or products that contain a derivative instrument that is embedded in the financial instrument or products. When it is determined that (1) the embedded derivative possesses economic characteristics that are not clearly and closely related to the economic characteristics of the host contract, and (2) a separate instrument with the same terms would qualify as a derivative instrument, the embedded derivative is bifurcated from the host for measurement purposes. The embedded derivative, which is reported with the host instrument in the consolidated balance sheets, is carried at fair value with changes in fair value reported in net realized capital gains and losses.

Credit Risk

The Company's derivatives counterparty exposure policy establishes market-based credit limits, favors long-term financial stability and creditworthiness, and typically requires credit enhancement/credit risk reducing agreements. By using derivative instruments, the Company is exposed to credit risk, which is measured as the amount owed to the Company based on current market conditions and potential payment obligations between the Company and its counterparties. When the fair value of a derivative contract is positive, this indicates that the counterparty owes the Company, and, therefore, exposes the Company to credit risk. Credit exposures are generally quantified weekly and netted, and collateral is pledged to and held by, or on behalf of, the Company to the extent the current value of derivatives exceeds exposure policy thresholds. The Company also minimizes the credit risk in derivative instruments by entering into transactions with high quality counterparties that are reviewed periodically by the Company's internal compliance unit, reviewed frequently by senior management and reported to the Company's Finance Committee of the Board of Directors. The Company also maintains a policy of requiring that all derivative contracts be governed by an International Swaps and Derivatives Association Master Agreement which is structured by legal entity and by counterparty and permits the right of offset. In addition, the Company periodically enters into swap agreements in which the Company assumes credit exposure from a single entity, referenced index or asset pool.

Product Derivatives and Risk Management

The Company offers certain variable annuity products with a GMWB rider. The GMWB provides the policyholder with a guaranteed remaining balance ("GRB") if the account value is reduced to zero through a combination of market declines and withdrawals. The GRB is generally equal to premiums less withdrawals. However, annual withdrawals that exceed 7% of the premiums paid may reduce the GRB by an amount greater than the withdrawals and may also impact the guaranteed annual withdrawal amount that subsequently applies after the excess annual withdrawals occur. The policyholder also has the option, after a specified time period, to reset the GRB to the then-current account value, if greater. The GMWB represents an embedded derivative in the variable annuity contract that is required to be reported separately from the host variable annuity contract. It is carried at fair value and reported in other policyholder funds. The fair value of the GMWB obligations is calculated based on actuarial assumptions related to the projected cash flows, including benefits and related contract charges, over the lives of the contracts, incorporating expectations concerning policyholder behavior. Because of the dynamic and complex nature of these cash flows, stochastic techniques under a variety of market return scenarios and other best estimate assumptions are used. Estimating these cash flows involves numerous estimates and subjective judgments including those regarding expected market rates of return, market volatility, correlations of market returns and discount rates. In valuing the embedded derivative, the Company attributes a portion of the fees collected from the policyholder equal to the present value of future GMWB claims (the "Attributed Fees"). All changes in the fair value of the embedded derivative are recorded in net realized capital gains and losses. The excess of fees collected from the policyholder for the GMWB over the Attributed Fees are recorded in fee income.

For all contracts in effect through July 6, 2003, the Company entered into a reinsurance arrangement to offset its exposure to the GMWB for the lives of those contracts. This arrangement is recognized as a derivative and carried at fair value in reinsurance recoverables. Changes in the fair value of both the derivative assets and liabilities related to the reinsured GMWB are recorded in net realized capital gains and losses. As of July 6, 2003, the Company exhausted all but a small portion of the reinsurance capacity under the current arrangement, as it relates to new business, and will be ceding only a very small number of new contracts subsequent to July 6, 2003. Substantially all new contracts with the GMWB are not covered by reinsurance. As of December 31, 2003, $6.2 billion or 36% of account value with the GMWB feature was unreinsured. In order to minimize the volatility associated with the unreinsured GMWB liabilities, the Company has established an alternative risk management strategy. During the third quarter of 2003, the Company began hedging its unreinsured GMWB exposure using interest rate futures, Standard and Poor's ("S&P") 500 and NASDAQ index put options and futures contracts. For the year ended December 31, 2003, net realized capital gains and losses included the change in market value of both the value of the embedded derivative related to the GMWB liability and the related derivative contracts that were purchased as economic hedges, the net effect of which was a $6 gain before deferred policy acquisition costs and tax effects. The net gain is due principally to an approximate $4 gain associated with international funds for which hedge positions had not been initiated prior to December 31, 2003, but were initiated in the first quarter of 2004 and $2 due to modeling refinements to improve valuation estimates. Excluding these items our hedging strategy ineffectiveness on S&P 500 and NASDAQ economic hedge positions was not significant.

1. Basis of Presentation and Accounting Policies (continued)

Separate Accounts

The Company maintains separate account assets and liabilities, which are reported at fair value. Separate account assets are segregated from other investments and investment income and gains and losses accrue directly to the policyholder. Separate accounts reflect two categories of risk assumption: non-guaranteed separate accounts, wherein the policyholder assumes the investment risk, and guaranteed separate accounts, wherein the Company contractually guarantees either a minimum return or account value to the policyholder. The fees earned for administrative and contractholder maintenance services performed for these separate accounts are included in fee income.

Beginning January 1, 2004, products previously recorded in guaranteed separate accounts through December 31, 2003, will be recorded in the general account in accordance with the Company's adoption of the SOP. See the Adoption of New Accounting Standards section of Note 1 for a more complete discussion of the Company's adoption of the SOP.

Deferred Policy Acquisition Costs and Present Value of Future Profits

Life - Policy acquisition costs, which include commissions and certain other expenses that vary with and are primarily associated with acquiring business, are deferred and amortized over the estimated lives of the contracts, usually 20 years. These deferred costs, together with the present value of future profits of acquired business, are recorded as an asset commonly referred to as deferred policy acquisition costs and present value of future profits ("DAC"). At December 31, 2003 and 2002, the carrying value of Life's DAC was $6.6 billion and $5.8 billion, respectively. For statutory accounting purposes, such costs are expensed as incurred.

DAC related to traditional policies are amortized over the premium-paying period in proportion to the present value of annual expected premium income. DAC related to investment contracts and universal life-type contracts are deferred and amortized using the retrospective deposit method. Under the retrospective deposit method, acquisition costs are amortized in proportion to the present value of estimated gross profits ("EGPs"), arising principally from projected investment, mortality and expense margins and surrender charges. The attributable portion of the DAC amortization is allocated to realized gains and losses on investments. The DAC balance is also adjusted through other comprehensive income by an amount that represents the amortization of deferred policy acquisition costs that would have been required as a charge or credit to operations had unrealized gains and losses on investments been realized. Actual gross profits can vary from management's estimates, resulting in increases or decreases in the rate of amortization.

The Company regularly evaluates its EGPs to determine if actual experience or other evidence suggests that earlier estimates should be revised. In the event that the Company were to revise its EGPs, the cumulative DAC amortization would be adjusted to reflect such revised EGPs in the period the revision was determined to be necessary. Several assumptions considered to be significant in the development of EGPs include separate account fund performance, surrender and lapse rates, estimated interest spread and estimated mortality. The separate account fund performance assumption is critical to the development of the EGPs related to the Company's variable annuity and to a lesser extent, variable universal life insurance businesses. The average annual long-term rate of assumed separate account fund performance (before mortality and expense charges) used in estimating gross profits for the variable annuity and variable universal life business was 9% for the years ended December 31, 2003 and 2002. For other products including fixed annuities and other universal life-type contracts, the average assumed investment yield ranged from 5% to 8.5% for both years ended December 31, 2003 and 2002.

The Company has developed sophisticated modeling capabilities to evaluate its DAC asset, which allowed it to run a large number of stochastically determined scenarios of separate account fund performance. These scenarios were then utilized to calculate a statistically significant range of reasonable estimates of EGPs. This range was then compared to the present value of EGPs currently utilized in the DAC amortization model. As of December 31, 2003, the present value of the EGPs utilized in the DAC amortization model fall within a reasonable range of statistically calculated present value of EGPs. As a result, the Company does not believe there is sufficient evidence to suggest that a revision to the EGPs (and therefore, a revision to the DAC) as of December 31, 2003 is necessary; however, if in the future the EGPs utilized in the DAC amortization model were to exceed the margin of the reasonable range of statistically calculated EGPs, a revision could be necessary. Furthermore, the Company has estimated that the present value of the EGPs is likely to remain within a reasonable range if overall separate account returns decline by 15% or less for 2004, and if certain other assumptions that are implicit in the computations of the EGPs are achieved.

Additionally, the Company continues to perform analyses with respect to the potential impact of a revision to future EGPs. If such a revision to EGPs were deemed necessary, the Company would adjust, as appropriate, all of its assumptions for products accounted for in accordance with SFAS No. 97, "Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments", and reproject its future EGPs based on current account values at the end of the quarter in which a revision is deemed to be necessary. To illustrate the effects of this process, assume the Company had concluded that a revision of the Company's EGPs was required at December 31, 2003. If the Company assumed a 9% average long-term rate of growth from December 31, 2003 forward along with other appropriate assumption changes in determining the revised EGPs, the Company estimates the cumulative increase to amortization would be approximately $45-$50, after-tax. If instead the Company were to assume a long-term growth rate of 8% in determining the revised EGPs, the adjustment would be approximately $60-$70, after-tax. Assuming that such an adjustment were to have been required, the Company anticipates that there would have been immaterial impacts on its DAC amortization for the 2004 and 2005 years exclusive of the

1. Basis of Presentation and Accounting Policies (continued)

adjustment, and that there would have been positive earnings effects in later years. Any such adjustment would not affect statutory income or surplus, due to the prescribed accounting for such amounts that is discussed above.

Aside from absolute levels and timing of market performance assumptions, additional factors that will influence this determination include the degree of volatility in separate account fund performance and shifts in asset allocation within the separate account made by policyholders. The overall return generated by the separate account is dependent on several factors, including the relative mix of the underlying sub-accounts among bond funds and equity funds as well as equity sector weightings. The Company's overall separate account fund performance has been reasonably correlated to the overall performance of the S&P 500 Index (which closed at 1,112 on December 31, 2003), although no assurance can be provided that this correlation will continue in the future.

The overall recoverability of the DAC asset is dependent on the future profitability of the business. The Company tests the aggregate recoverability of the DAC asset by comparing the amounts deferred to the present value of total EGPs. In addition, the Company routinely stress tests its DAC asset for recoverability against severe declines in its separate account assets, which could occur if the equity markets experienced another significant sell-off, as the majority of policyholders' funds in the separate accounts is invested in the equity market. As of December 31, 2003, the Company believed variable annuity separate account assets could fall by at least 40% before portions of its DAC asset would be unrecoverable.

Property & Casualty – The Property & Casualty operations also incur costs including commissions, premium taxes and certain underwriting and policy issuance costs, that vary with and are related primarily to the acquisition of property and casualty insurance business and are deferred and amortized ratably over the period the related premiums are earned. Deferred acquisition costs are reviewed to determine if they are recoverable from future income, and if not, are charged to expense. Anticipated investment income is considered in the determination of the recoverability of deferred policy acquisition costs. For the years ended December 31, 2003, 2002 and 2001 no material amounts of deferred policy acquisition costs were charged to expense based on the determination of recoverability.

Reserve for Future Policy Benefits and Unpaid Claims and Claim Adjustment Expenses

Life insurance subsidiaries of The Hartford establish and carry as liabilities actuarially determined reserves, which are calculated to meet The Hartford's future obligations. Reserves for life insurance and disability contracts are based on actuarially recognized methods using prescribed morbidity and mortality tables in general use in the United States, which are modified to reflect The Hartford's actual experience when appropriate. These reserves are computed at amounts that, with additions from estimated premiums to be received and with interest on such reserves compounded annually at certain assumed rates, are expected to be sufficient to meet The Hartford's policy obligations at their maturities or in the event of an insured's disability or death. Changes in or deviations from the assumptions used for mortality, morbidity, expected future premiums and interest can significantly affect the Company's reserve levels and related future operations. Reserves also include unearned premiums, premium deposits, claims incurred but not reported and claims reported but not yet paid. Reserves for assumed reinsurance are computed in a manner that is comparable to direct insurance reserves.

Liabilities for future policy benefits are computed by the net level premium method using interest assumptions ranging from 3% to 11% and withdrawal and mortality assumptions appropriate at the time the policies were issued. Claim reserves, which are the result of sales of group long-term and short-term disability, stop loss, and Medicare supplement, are stated at amounts determined by estimates on individual cases and estimates of unreported claims based on past experience.

The following table displays the development of the claim reserves (included in reserve for future policy benefits and unpaid claims and claim adjustment expenses in the Consolidated Balance Sheets) resulting primarily from group disability products.

	For the years ended December 31,		
	2003	2002	2001
Beginning claim reserves-gross	**$2,914**	**$2,764**	**$2,384**
Reinsurance recoverables	275	264	177
Beginning claim reserves-net	**2,639**	**2,500**	**2,207**
Incurred expenses related to			
Current year	1,140	1,154	1,272
Prior years	(41)	4	(15)
Total incurred	**1,099**	**1,158**	**1,257**
Paid expenses related to			
Current year	367	387	439
Prior years	638	632	525
Total paid	**1,005**	**1,019**	**964**
Ending claim reserves-net	**2,733**	**2,639**	**2,500**
Acquisition of claim reserves	1,497	—	—
Reinsurance recoverables	250	275	264
Ending claim reserves-gross	**$4,480**	**$2,914**	**$2,764**

Reserve for Unpaid Claims and Claim Adjustment Expenses

The Hartford establishes property and casualty reserves to provide for the estimated costs of paying claims made under policies written by the Company. These reserves include estimates for both claims that have been reported and those that have been incurred but not reported, and include estimates of all expenses associated with processing and settling these claims. Estimating the ultimate cost of future claims and claim adjustment expenses is an uncertain and complex process. This estimation process is based significantly on the assumption that past developments are an appropriate predictor of future events, and involves a variety of actuarial techniques that analyze experience, trends and other relevant factors. The uncertainties involved with the reserving process have become increasingly unpredictable due to a number of complex factors including social and economic trends and changes in the concepts of legal liability and damage awards. Accordingly, final claim settlements may vary from the present estimates, particularly when those payments may not occur until well into the future.

1. Basis of Presentation and Accounting Policies (continued)

The Hartford continually reviews the adequacy of its estimated claims and claim adjustment expense reserves on an overall basis. Adjustments to previously established reserves, if any, are reflected in the operating results of the period in which the adjustment is determined to be necessary. In the judgment of management, all information currently available has been properly considered in the reserves established for claims and claim adjustment expenses.

Most of the Company's property and casualty reserves are not discounted. However, certain liabilities for unpaid claims, where the amount and timing of payments are fixed and reliably determinable, principally for permanently disabled claimants and certain structured settlement contracts that fund loss run-offs for unrelated parties have been discounted to present value using an average interest rate of 4.8% in 2003 and 5.0% in 2002. At December 31, 2003 and 2002, such discounted reserves totaled $799 and $720, respectively (net of discounts of $525 and $527, respectively). Accretion of this discount did not have a material effect on net income during 2003, 2002 and 2001, respectively.

Other Policyholder Funds and Benefits Payable

Other policyholder funds and benefits payable include reserves for investment contracts without life contingencies, corporate owned life insurance and universal life insurance contracts. Of the amounts included in this item, $25.6 billion and $22.3 billion, as of December 31, 2003 and 2002, respectively, represent net policyholder obligations. The liability for policy benefits for universal life-type contracts is equal to the balance that accrues to the benefit of policyholders, including credited interest, amounts that have been assessed to compensate the Company for services to be performed over future periods, and any amounts previously assessed against policyholders that are refundable on termination of the contract.

For investment contracts, policyholder liabilities are equal to the accumulated policy account values, which consist of an accumulation of deposit payments plus credited interest, less withdrawals and amounts assessed through the end of the period.

Revenue Recognition

Life – For investment and universal life-type contracts, the amounts collected from policyholders are considered deposits and are not included in revenue. Fee income for investment and universal life-type contracts consists of policy charges for policy administration, cost of insurance charges and surrender charges assessed against policyholders' account balances and are recognized in the period in which services are provided. Traditional life and the majority of the Company's accident and health products are long duration contracts, and premiums are recognized as revenue when due from policyholders. Retrospective and contingent commissions and other related expenses are incurred and recorded in the same period that the retrospective premiums are recorded or other contract provisions are met.

Property & Casualty – Property and casualty insurance premiums are earned principally on a pro rata basis over the lives of the policies and include accruals for ultimate premium revenue anticipated under auditable and retrospectively rated policies. Unearned premiums represent the portion of premiums written applicable to the unexpired terms of policies in force. Unearned premiums also include estimated and unbilled premium adjustments related to a small percentage of the Company's loss-sensitive workers' compensation business.

Other revenue consists primarily of revenues associated with the Company's servicing businesses. Retrospective and contingent commissions and other related expenses are incurred and recorded in the same period that the retrospective premiums are recorded or other contract provisions are met.

Foreign Currency Translation

Foreign currency translation gains and losses are reflected in stockholders' equity as a component of AOCI. The Company's foreign subsidiaries' balance sheet accounts are translated at the exchange rates in effect at each year end and income statement accounts are translated at the average rates of exchange prevailing during the year. Gains and losses on foreign currency transactions are reflected in earnings. The national currencies of the international operations are generally their functional currencies.

Dividends to Policyholders

Policyholder dividends are accrued using an estimate of the amount to be paid based on underlying contractual obligations under policies and applicable state laws.

Life – Participating life insurance in-force accounted for 6%, 6% and 8% as of December 31, 2003, 2002 and 2001, respectively, of total life insurance in-force. Dividends to policyholders were $63, $65 and $68 for the years ended December 31, 2003, 2002 and 2001, respectively. There were no additional amounts of income allocated to participating policyholders. If limitations exist on the amount of net income from participating life insurance contracts that may be distributed to stockholders, the policyholders' share of net income on those contracts that cannot be distributed is excluded from stockholders' equity by a charge to operations and a credit to a liability.

Property & Casualty – Net written premiums for participating property and casualty insurance policies represented 9% of total net written premiums for each of the years ended December 31, 2003, 2002 and 2001, respectively. Dividends to policyholders were $34, $57 and $38 for the years ended December 31, 2003, 2002 and 2001, respectively.

Mutual Funds

The Company maintains a retail mutual fund operation, whereby the Company, through wholly-owned subsidiaries, provides investment management and administrative services to The Hartford Mutual Funds, Inc., and The Hartford Mutual Funds II, Inc. families of 34 open-end mutual funds as of December 31, 2003. The Company charges fees to the shareholders of the mutual funds, which are recorded as revenue by the Company. Investors can purchase "shares" in the mutual funds, all of

1. Basis of Presentation and Accounting Policies (continued)

which are registered with the Securities and Exchange Commission ("SEC"), in accordance with the Investment Company Act of 1940. The mutual funds are owned by the shareholders of those funds and not by the Company. As such, the mutual fund assets and liabilities and related investment returns are not reflected in the Company's consolidated financial statements since they are not assets, liabilities and operations of the Company.

Reinsurance

Written premiums, earned premiums and incurred insurance losses and loss adjustment expense all reflect the net effects of assumed and ceded reinsurance transactions. Assumed reinsurance refers to our acceptance of certain insurance risks that other insurance companies have underwritten. Ceded reinsurance means other insurance companies have agreed to share certain risks that the Company has underwritten. Reinsurance accounting is followed for assumed and ceded transactions when the risk transfer provisions of SFAS No. 113, "Accounting and Reporting for Reinsurance of Short-Duration and Long-Duration Contracts," have been met.

For the years ended December 31, 2003, 2002 and 2001, the Company did not make any significant changes in the terms under which reinsurance is ceded to other insurers.

Income Taxes

The Company recognizes taxes payable or refundable for the current year and deferred taxes for the tax consequences of differences between the financial reporting and tax basis of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years the temporary differences are expected to reverse.

2. September 11, 2001

As a result of September 11, the Company recorded in 2001 an estimated before-tax loss amounting to $678, net of reinsurance: $647 related to property and casualty operations and $31 related to life operations. The Property & Casualty loss included a $1.1 billion gross reserve addition, an estimated net reserve addition of $556 with cessions under reinsurance contracts of $569. Also included in the Property & Casualty loss was $91 of reinstatement and other reinsurance premiums. The property-casualty portion of the estimate includes coverages related to property, business interruption, workers' compensation, and other liability exposures, including those underwritten by the Company's assumed reinsurance operation. The Company based this loss estimate upon a review of insured exposures using a variety of assumptions and actuarial techniques, including estimated amounts for incurred but not reported policyholder losses and costs incurred in settling claims. The Company continues to carry the original incurred amount related to September 11, less any paid losses. Actual experience in some cases appears to be developing favorably to our original expectations, such as the higher than anticipated rate of participation in the victim's compensation fund. There is still uncertainty, particularly with respect to coverage disputes and the potential for the emergence of latent injuries. Furthermore, the deadline for filing a liability claim with respect to September 11 has been extended to March 11, 2004. As various deadlines pass and more coverage disputes are settled either out of court or through a court decision, the uncertainty about various aspects of the reserves will be reduced. The Company will continue to evaluate these reserves on a quarterly basis throughout 2004 and will make appropriate adjustments to reserve levels.

3. Investments and Derivative Instruments

	For the years ended December 31,		
Components of Net Investment Income	2003	2002	2001
Fixed maturities income	$ 2,800	$ 2,510	$ 2,362
Policy loans income	210	254	307
Other investment income	267	208	209
Gross investment income	3,277	2,972	2,878
Less: Investment expenses	44	43	36
Net investment income	**$ 3,233**	**$ 2,929**	**$ 2,842**
Components of Net Realized Capital Gains (Losses)			
Fixed maturities	$ 255	$ (378)	$ (50)
Equity securities	(29)	(42)	(34)
Periodic net coupon settlements on non-qualifying derivatives	44	24	8
Sale of affiliates	22	(4)	(93)
Other [1]	—	23	(60)
Change in liability to policyholders for net realized capital gains	1	1	1
Net realized capital gains (losses)	**$ 293**	**$ (376)**	**$ (228)**

[1] 2003 includes $6 of net gains associated with the GMWB hedging program.

3. Investments and Derivative Instruments (continued)

Components of Unrealized Gains (Losses) on Equity Securities

	For the years ended December 31,		
	2003	2002	2001
Gross unrealized gains	$ 76	$ 57	$ 177
Gross unrealized losses	(16)	(77)	(117)
Net unrealized gains (losses)	60	(20)	60
Deferred income taxes and other items	20	(7)	19
Net unrealized gains (losses), net of tax	40	(13)	41
Balance – beginning of year	(13)	41	90
Change in unrealized gains (losses) on equity securities	**$ 53**	**$ (54)**	**$ (49)**
Components of Unrealized Gains (Losses) on Fixed Maturities			
Gross unrealized gains	$ 3,413	$ 3,062	$ 1,369
Gross unrealized losses	(277)	(414)	(477)
Net unrealized gains credited to policyholders	(63)	(58)	(22)
Net unrealized gains	3,073	2,590	870
Deferred income taxes and other items	1,349	1,133	305
Net unrealized gains, net of tax	1,724	1,457	565
Balance – beginning of year	1,457	565	407
Change in unrealized gains (losses) on fixed maturities	**$ 267**	**$ 892**	**$ 158**

Components of Fixed Maturity Investments

	As of December 31, 2003			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Bonds and Notes				
U.S. Gov't and Gov't agencies and authorities (guaranteed and sponsored)	$ 1,060	$ 13	$ (3)	$ 1,070
U.S. Gov't and Gov't agencies and authorities (guaranteed and sponsored) – asset-backed	3,315	51	(5)	3,361
States, municipalities and political subdivisions	10,003	786	(19)	10,770
International governments	1,436	148	(2)	1,582
Public utilities	2,316	151	(15)	2,452
All other corporate including international	23,323	1,714	(111)	24,926
All other corporate – asset-backed	13,235	543	(122)	13,656
Short-term investments	3,363	3	—	3,366
Redeemable preferred stock	76	4	—	80
Total fixed maturities	**$ 58,127**	**$ 3,413**	**$ (277)**	**$ 61,263**

	As of December 31, 2002			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Bonds and Notes				
U.S. Gov't and Gov't agencies and authorities (guaranteed and sponsored)	$ 467	$ 17	$ —	$ 484
U.S. Gov't and Gov't agencies and authorities (guaranteed and sponsored) – asset-backed	2,867	95	(3)	2,959
States, municipalities and political subdivisions	10,104	832	(7)	10,929
International governments	1,481	139	(6)	1,614
Public utilities	1,754	102	(49)	1,807
All other corporate including international	16,389	1,230	(186)	17,433
All other corporate – asset-backed	10,189	593	(136)	10,646
Short-term investments	2,097	3	—	2,100
Certificates of deposit	795	45	(25)	815
Redeemable preferred stock	98	6	(2)	102
Total fixed maturities	**$ 46,241**	**$ 3,062**	**$ (414)**	**$ 48,889**

The amortized cost and estimated fair value of fixed maturity investments at December 31, 2003 by contractual maturity year are shown below. Estimated maturities may differ from contractual maturities due to call or prepayment provisions. Asset-backed securities, including mortgage-backed securities and collateralized mortgage obligations, are distributed to maturity year based on the Company's estimates of the rate of future prepayments of principal over the remaining lives of the securities. These estimates are developed using prepayment speeds provided in broker consensus data. Such estimates are derived from prepayment speeds experienced at the interest rate levels projected for the applicable underlying collateral. Actual prepayment experience may vary from these estimates.

3. Investments and Derivative Instruments (continued)

Maturity	Amortized Cost	Fair Value
One year or less	$ 6,129	$ 6,181
Over one year through five years	16,149	16,938
Over five years through ten years	16,874	17,827
Over ten years	18,975	20,317
Total	**$ 58,127**	**$ 61,263**

Non-Income Producing Investments

Investments that were non-income producing as of December 31 are as follows:

Security Type	2003 Amortized Cost	2003 Fair Value	2002 Amortized Cost	2002 Fair Value
All other corporate – asset-backed	$ 3	$ 6	$ —	$ 1
All other corporate including international	19	50	37	56
International governments	12	12	32	31
Total	**$ 34**	**$ 68**	**$ 69**	**$ 88**

For 2003, 2002 and 2001, net investment income was $31, $26 and $3, respectively, lower than it would have been if interest on non-accrual securities had been recognized in accordance with the original terms of these investments.

Sales of Fixed Maturity and Equity Security Investments

	For the years ended December 31, 2003	2002	2001
Sale of Fixed Maturities			
Sale proceeds	$ 13,827	$ 9,174	$ 8,714
Gross gains	576	276	202
Gross losses	(150)	(134)	(82)
Sale of Equity Securities			
Sale proceeds	$ 490	$ 649	$ 803
Gross gains	47	144	135
Gross losses	(46)	(122)	(139)

Concentration of Credit Risk

The Hartford is not exposed to any credit concentration risk of a single issuer greater than 10% of the Company's stockholders' equity.

Security Unrealized Loss Aging

The following table presents the Company's unrealized loss, fair value and amortized cost for fixed maturity and equity securities, excluding securities subject to EITF Issue No. 99-20, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, as of December 31, 2003.

	Less Than 12 Months			12 Months or More			Total		
	Amortized Cost	Fair Value	Unrealized Losses	Amortized Cost	Fair Value	Unrealized Losses	Amortized Cost	Fair Value	Unrealized Losses
U.S. Gov't and Gov't agencies and authorities (guaranteed and sponsored)	$ 310	$ 307	$ (3)	$ —	$ —	$ —	$ 310	$ 307	$ (3)
U.S. Gov't and Gov't agencies and authorities (guaranteed and sponsored) – asset-backed	521	516	(5)	2	2	—	523	518	(5)
States, municipalities and political subdivisions	448	429	(19)	—	—	—	448	429	(19)
International governments	128	126	(2)	—	—	—	128	126	(2)
Public utilities	442	432	(10)	66	61	(5)	508	493	(15)
All other corporate including international	3,394	3,308	(86)	451	431	(20)	3,845	3,739	(106)
All other corporate – asset-backed	1,906	1,876	(30)	151	149	(2)	2,057	2,025	(32)
Total fixed maturities	7,149	6,994	(155)	670	643	(27)	7,819	7,637	(182)
Common stock	4	4	—	4	4	—	8	8	—
Nonredeemable preferred stock	70	63	(7)	80	71	(9)	150	134	(16)
Total equity	74	67	(7)	84	75	(9)	158	142	(16)
Total temporarily impaired securities	**$ 7,223**	**$ 7,061**	**$ (162)**	**$ 754**	**$ 718**	**$ (36)**	**$ 7,977**	**$ 7,779**	**$ (198)**

The following discussion refers to the data presented in the table above.

There were no fixed maturities or equity securities as of December 31, 2003, with a fair value less than 80% of the security's amortized cost. As of December 31, 2003, fixed maturities represented approximately 92% of the Company's unrealized loss amount, which was comprised of approximately 800 different securities. As of December 31, 2003, the Company held no securities presented in the table above that were at an unrealized loss position in excess of $5.

The majority of the securities in an unrealized loss position for less than twelve months are depressed due to the rise in long-term interest rates. This group of securities was comprised of over 700 securities. Of the less than twelve months total unrealized loss amount $148, or 91%, was comprised of securities with fair value to amortized cost ratios as of December 31, 2003 at or greater than 90%. As of December 31, 2003, $144 of the less than twelve months total unrealized loss amount was comprised of securities in an unrealized loss position for less than six continuous months.

3. Investments and Derivative Instruments (continued)

The securities depressed for twelve months or more were comprised of less than 100 securities. Of the twelve months or more unrealized loss amount $24, or 67%, was comprised of securities with fair value to amortized cost ratio as of December 31, 2003 at or greater than 90%.

As of December 31, 2003, the securities in an unrealized loss position for twelve months or more were primarily interest rate related. The sector in the greatest gross unrealized loss position in the schedule above was financial services, which is included within the all other corporate, including international and non-redeemable preferred stock categories above. A description of the events contributing to the security type's unrealized loss position and the factors considered in determining that recording an other-than-temporary impairment was not warranted are outlined below.

Financial services represents approximately $23 of the securities in an unrealized loss position for twelve months or more. All of these positions continue to be priced at or greater than 80% of amortized cost. The financial services securities in an unrealized loss position are primarily investment grade variable rate securities with extended maturity dates, which have been adversely impacted by the reduction in forward interest rates after the purchase date, resulting in lower expected cash flows. Unrealized loss amounts for these securities have declined during the year as interest rates have risen. Additional changes in fair value of these securities are primarily dependent on future changes in forward interest rates. A substantial percentage of these securities are currently hedged with interest rate swaps, which convert the variable rate earned on the securities to a fixed amount. The swaps generally receive cash flow hedge accounting treatment and are currently in an unrealized gain position.

The remaining balance of $13 in the twelve months or more unrealized loss category is comprised of approximately 60 securities with fair value to amortized cost ratios greater than 80%.

As part of the Company's ongoing security monitoring process by a committee of investment and accounting professionals, the Company has reviewed its investment portfolio and concluded that there were no additional other-than-temporary impairments as of December 31, 2003 and 2002. Due to the issuers' continued satisfaction of the securities' obligations in accordance with their contractual terms and the expectation that they will continue to do so, management's intent and ability to hold these securities, as well as the evaluation of the fundamentals of the issuers' financial condition and other objective evidence, the Company believes that the prices of the securities in the sectors identified above were temporarily depressed.

The evaluation for other-than-temporary impairments is a quantitative and qualitative process, which is subject to risks and uncertainties in the determination of whether declines in the fair value of investments are other-than-temporary. The risks and uncertainties include changes in general economic conditions, the issuer's financial condition or near term recovery prospects and the effects of changes in interest rates.

Derivative Instruments

Derivative instruments are recorded at fair value and presented in the consolidated balance sheets as of December 31, as follows:

	Asset Values		Liability Values	
	2003	2002	2003	2002
Other investments	$ 199	$ 299	$ —	$ —
Reinsurance recoverables	—	48	89	—
Other policyholder funds and benefits payable	115	—	—	48
Fixed maturities	7	15	—	—
Other liabilities	—	—	303	208
Total	**$ 321**	**$ 362**	**$ 392**	**$ 256**

The following table summarizes the primary derivative instruments used by the Company and the hedging strategies to which they relate. Derivatives in the Company's separate accounts are not included because associated gains and losses generally accrue directly to policyholders. The notional value of derivative contracts represent the basis upon which pay or receive amounts are calculated and are not reflective of credit risk. The fair value amounts of derivative assets and liabilities are presented on a net basis as of December 31 in the following table.

3. Investments and Derivative Instruments (continued)

Hedging Strategy	Notional Amount 2003	Notional Amount 2002	Fair Value 2003	Fair Value 2002
Cash-Flow Hedges				
Interest rate swaps Interest rate swaps are primarily used to convert interest receipts on floating-rate fixed maturity investments to fixed rates. These derivatives are predominantly used to better match cash receipts from assets with cash disbursements required to fund liabilities.	$ 2,599	$ 2,784	$ 91	$ 206
Foreign currency swaps Foreign currency swaps are used to convert foreign denominated cash flows associated with certain foreign denominated fixed maturity investments to U.S. dollars. The foreign fixed maturities are primarily denominated in Euros and are swapped to minimize cash flow fluctuations due to changes in currency rates.	1,060	389	(175)	(29)
Fair-Value Hedges				
Interest rate swaps A portion of the Company's fixed debt is hedged against increases in LIBOR (the benchmark interest rate). In addition, interest rate swaps are used to hedge the changes in fair value of certain fixed rate liabilities due to changes in LIBOR.	862	530	4	22
Interest rate caps and floors Interest rate caps and floors are used to offset the changes in fair value related to corresponding interest rate caps and floors that exist in certain of the Company's variable-rate fixed maturity investments.	80	180	(1)	(4)
Swaptions Swaption arrangements are utilized to offset the change in the fair value of call options embedded in certain municipal fixed maturity securities. The swaptions give the Company the option to enter into a "received fixed" swap. The purpose of the swaptions is to mitigate reinvestment risk arising from the call option embedded in the municipal security, providing for a fixed return over the original term to maturity.	14	90	1	4

3. Investments and Derivative Instruments (continued)

Hedging Strategy	Notional Amount 2003	Notional Amount 2002	Fair Value 2003	Fair Value 2002
Net Investment Hedges				
Forwards				
Yen denominated forwards are used to hedge the net investment in the Japanese Life operation from potential volatility in the yen to U.S. dollar exchange rate.	$ 200	$ —	$ (4)	$ —
Other Investment and Risk Management Activities				
Interest rate caps and swaption contracts				
The Company is exposed to policyholder surrenders during a rising interest rate environment. Interest rate cap and swaption contracts are used to mitigate the Company's loss in a rising interest rate environment. The increase in yield from the cap and swaption contract in a rising interest rate environment may be used to raise credited rates, thereby increasing the Company's competitiveness and reducing the policyholder's incentive to surrender. The Company also uses an interest rate cap as an economic hedge of the interest rate risk related to the fixed rate debt. In a rising interest rate environment, the cap will limit the net interest expense on the hedged fixed rate debt.	1,966	1,016	19	11
Credit default and total return swaps				
The Company enters into swap agreements in which the Company assumes credit exposure from an individual entity, referenced index or asset pool. The Company assumes credit exposure to individual entities through credit default swaps. These contracts entitle the company to receive a periodic fee in exchange for an obligation to compensate the derivative counterparty should a credit event occur on the part of the issuer. Credit events typically include failure on the part of the issuer to make a fixed dollar amount of contractual interest or principal payments or bankruptcy. The maximum potential future exposure to the Company is the notional value of the swap contracts, \$137, after-tax, as of December 31, 2003 and 2002. The Company also assumes exposure to the change in value of indices or asset pools through total return swaps. As of December 31, 2003 and 2002, the maximum potential future exposure to the Company from such contracts is \$425 and \$291, after-tax, respectively.	865	915	(34)	(78)
Options				
The Company writes option contracts for a premium to monetize the option embedded in certain of its fixed maturity investments. The written option grants the holder the ability to call the bond at a predetermined strike value. The maximum potential future economic exposure is represented by the then fair value of the bond in excess of the strike value, which is expected to be entirely offset by the appreciation in the value of the embedded long option.	333	1,013	1	—

3. Investments and Derivative Instruments (continued)

Hedging Strategy	Notional Amount 2003	Notional Amount 2002	Fair Value 2003	Fair Value 2002
Interest rate swaps The Company enters into interest rates swaps to terminate existing swaps in hedging relationships, and thereby offsetting the changes in value in the original swap. In addition, the Company uses interest rate swaps to convert interest receipts on floating-rate fixed maturity investments to fixed rates.	$ 3,077	$ 2,706	$ 11	$ (14)
Foreign currency swaps and put and call options The Company enters into foreign currency swaps, purchases foreign put options and writes foreign call options to hedge the foreign currency exposures in certain of its foreign fixed maturity investments. Currency options were closed in January 2003 for a loss of $3, after-tax.	104	1,145	(31)	(12)
Product derivatives The Company offers certain variable annuity products with a GMWB rider. The GMWB is an embedded derivative that provides the policyholder with a GRB if the account value is reduced to zero through a combination of market declines and withdrawals. The GRB is generally equal to premiums less withdrawals. The policyholder also has the option, after a specified time period, to reset the GRB to the then-current account value, if greater. (For a further discussion, see Note 1.) The notional value of the embedded derivative is the GRB balance.	14,961	2,760	115	(48)
Reinsurance contracts Reinsurance arrangements are used to offset the Company's exposure to the GMWB embedded derivative for the lives of the host variable annuity contracts. The notional amount of the reinsurance contracts is the GRB amount.	9,139	2,760	(89)	48
Futures contracts, equity index options and interest rate swap contracts The Company enters into interest rate futures, Standard and Poor's ("S&P") 500 and NASDAQ index futures contracts and put and call options, as well as interest rate swap contracts to hedge exposure to the volatility associated with the portion of the GMWB liabilities which are not reinsured.	544	—	21	—
Total	**$ 35,804**	**$ 16,288**	**$ (71)**	**$ 106**

For the years ended December 31, 2003, 2002 and 2001, the Company's gross gains and losses representing the total ineffectiveness of all cash-flow, fair-value and net investment hedges were immaterial. For the years ended December 31, 2003, 2002 and 2001, the Company recognized an after-tax net gain (loss) of $11, $22 and ($18), respectively, (reported as net realized capital gains and losses in the consolidated statements of operations), which represented the total change in value for other derivative-based strategies which do not qualify for hedge accounting treatment including the periodic net coupon settlements. The net, after-tax, GMWB activity (including the embedded derivative liability, reinsurance contracts and futures, swaps and option contracts) is included in this amount and totaled $4, $0 and $0 for the years ended December 31, 2003, 2002 and 2001, respectively.

As of December 31, 2003 and 2002, the after-tax deferred net gains on derivative instruments accumulated in AOCI that are expected to be reclassified to earnings during the next twenty-four months are $7. This expectation is based on the anticipated interest payments on hedged investments in fixed maturity securities that will occur over the next twenty-four months, at which time the Company will recognize the deferred net gains (losses) as an adjustment to interest income over the term of the investment cash flows. The maximum term over which the Company is hedging its exposure to the variability of future cash flows (for all forecasted transactions, excluding interest payments on variable-rate debt) is twenty-four months. For the years ended December 31, 2003, 2002 and 2001, the net reclassifications from AOCI to earnings resulting from the discontinuance of cash-flow hedges were immaterial.

The net investment hedge of the Japanese Life operation was established in the fourth quarter of 2003. The after-tax amount of gain (loss) included in the foreign currency translation adjustment associated with the net investment hedge was $(3) as of December 31, 2003. The net amount of gains (losses) recorded in the foreign currency translation adjustments account pertaining to the net investment hedge for the year ended December 31, 2003 was $(3).

3. Investments and Derivative Instruments (continued)

Securities Lending and Collateral Arrangements

The Company participates in a securities lending program to generate additional income, whereby certain domestic fixed income securities are loaned for a short period of time from the Company's portfolio to qualifying third parties, via a lending agent. Borrowers of these securities provide collateral of 102% of the market value of the loaned securities. Acceptable collateral may be in the form of cash or U.S. Government securities. The market value of the loaned securities is monitored and additional collateral is obtained if the market value of the collateral falls below 100% of the market value of the loaned securities. Under the terms of the securities lending program, the lending agent indemnifies the Company against borrower defaults. As of December 31, 2003, the fair value of the loaned securities was approximately $1.1 billion and was included in fixed maturities in the consolidated balance sheets. The Company retains a portion of the income earned from the cash collateral or receives a fee from the borrower. The Company recorded before-tax income from securities lending transactions, net of lending fees, of $1 for the year ended December 31, 2003, which was included in net investment income.

The Company enters into various collateral arrangements, which require both the pledging and accepting of collateral in connection with its derivative instruments. As of December 31, 2003 and 2002, collateral pledged of $275 and $96, respectively, was included in fixed maturities in the consolidated balance sheets.

The classification and carrying amount of the loaned securities associated with the lending program and the collateral pledged at December 31, 2003 and 2002 were as follows:

Loaned Securities and Collateral Pledged	2003	2002
U.S. Gov't and Gov't agencies and authorities (guaranteed and sponsored)	$ 464	$ 20
U.S. Gov't and Gov't agencies and authorities (guaranteed and sponsored – asset-backed)	33	76
International governments	20	—
Public utilities	28	—
All other corporate including international	612	—
All other corporate – asset-backed	244	—
Total	**$ 1,401**	**$ 96**

As of December 31, 2003 and 2002, the Company had accepted collateral relating to the securities lending program and collateral arrangements consisting of cash, U.S. Government, and U.S. Government agency securities with a fair value of $1.4 billion and $454, respectively. At December 31, 2003 and 2002, only cash collateral of $1.2 billion and $176, respectively, was invested and recorded in the consolidated balance sheets in fixed maturities and with a corresponding amount recorded in other liabilities. The Company is only permitted by contract to sell or repledge the non-cash collateral in the event of a default by the counterparty and none of the collateral has been sold or repledged at December 31, 2003 and 2002. As of December 31, 2003 and 2002, all collateral accepted was held in separate custodial accounts.

4. Fair Value of Financial Instruments

SFAS No. 107, "Disclosure about Fair Value of Financial Instruments", requires disclosure of fair value information of financial instruments.

For certain financial instruments where quoted market prices are not available, other independent valuation techniques and assumptions are used. Because considerable judgment is used, these estimates are not necessarily indicative of amounts that could be realized in a current market exchange. SFAS No. 107 excludes certain financial instruments from disclosure, including insurance contracts, other than financial guarantees and investment contracts.

The Hartford uses the following methods and assumptions in estimating the fair value of each class of financial instrument.

Fair value for fixed maturities and marketable equity securities approximates those quotations published by applicable stock exchanges or received from other reliable sources.

For policy loans, carrying amounts approximate fair value.

Fair value of limited partnerships and trusts is based on external market valuations from partnership and trust management.

Derivative instruments are reported at fair value based upon internally established valuations that are consistent with external valuation models, quotations furnished by dealers in such instrument or market quotations. Other policyholder funds and benefits payable fair value information is determined by estimating future cash flows, discounted at the current market rate. For further discussion of other policyholder funds and derivatives, see Note 1.

For short-term debt, carrying amounts approximate fair value.

Fair value for long-term debt is based on market quotations from independent third party pricing services.

4. Fair Value of Financial Instruments (continued)

The carrying amounts and fair values of The Hartford's financial instruments at December 31, 2003 and 2002 were as follows:

	2003		2002	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Assets				
Fixed maturities	$61,263	$61,263	$48,889	$48,889
Equity securities	565	565	917	917
Policy loans	2,512	2,512	2,934	2,934
Limited partnerships [1]	345	345	881	881
Other investments [2]	1,162	1,162	909	909
Liabilities				
Other policyholder funds and benefits payable [3]	$24,284	$24,677	$20,744	$20,951
Short-term debt	1,050	1,055	315	315
Long-term debt	4,613	5,173	4,064	4,283
Derivative related liabilities [4]	303	303	208	208

[1] Included in other investments on the consolidated balance sheets.
[2] 2003 and 2002 include $199 and $299 of derivative related assets, respectively.
[3] Excludes group accident and health and universal life insurance contracts, including corporate owned life insurance.
[4] Included in other liabilities on the consolidated balance sheets.

5. Goodwill and Other Intangible Assets

Effective January 1, 2002, the Company adopted SFAS No. 142 and accordingly ceased all amortization of goodwill. The following tables show net income (loss) and earnings (loss) per share for the years ended December 31, 2003, 2002 and 2001, with 2001 adjusted for goodwill amortization recorded.

	2003	2002	2001
Net Income (Loss)			
Income (loss) before cumulative effect of accounting changes	$ (91)	$ 1,000	$ 541
Goodwill amortization, net of tax	—	—	52
Adjusted income (loss) before cumulative effect of accounting changes	(91)	1,000	593
Cumulative effect of accounting changes, net of tax	—	—	(34)
Adjusted net income (loss)	$ (91)	$ 1,000	$ 559
Basic Earnings (Loss) Per Share			
Income (loss) before cumulative effect of accounting changes	$ (0.33)	$ 4.01	$ 2.27
Goodwill amortization, net of tax	—	—	0.22
Adjusted income (loss) before cumulative effect of accounting changes	(0.33)	4.01	2.49
Cumulative effect of accounting changes, net of tax	—	—	(0.14)
Adjusted net income (loss)	$ (0.33)	$ 4.01	$ 2.35
Diluted Earnings (Loss) Per Share			
Income (loss) before cumulative effect of accounting changes	$ (0.33)	$ 3.97	$ 2.24
Goodwill amortization, net of tax	—	—	0.22
Adjusted income (loss) before cumulative effect of accounting changes	(0.33)	3.97	2.46
Cumulative effect of accounting changes, net of tax	—	—	(0.14)
Adjusted net income (loss)	$ (0.33)	$ 3.97	$ 2.32

The following table shows the Company's acquired intangible assets that continue to be subject to amortization and aggregate amortization expense. Except for goodwill, the Company has no intangible assets with indefinite useful lives.

	2003		2002	
Acquired Intangible Assets	Gross Carrying Amount	Accumulated Net Amortization	Gross Carrying Amount	Accumulated Net Amortization
Present value of future profits	$ 1,459	$ 380	$ 1,406	$ 274
Renewal rights	46	33	42	27
Other	11	1	—	—
Total	$ 1,516	$ 414	$ 1,448	$ 301

5. Goodwill and Other Intangible Assets (continued)

Net amortization expense for the years ended December 31, 2003, 2002 and 2001 was $113, $117 and $128, respectively.

Estimated future net amortization expense for the succeeding five years is as follows.

For the year ended December 31,		
2004	$	130
2005	$	105
2006	$	94
2007	$	78
2008	$	69

The carrying amounts of goodwill as of December 31, 2003 and 2002 are shown below.

		2003		2002
Life	$	796	$	796
Property & Casualty		152		153
Corporate		772		772
Total	**$**	**1,720**	**$**	**1,721**

The Company's tests of its goodwill for impairment in accordance with SFAS No. 142 resulted in no write-downs for the years ended December 31, 2003 and 2002. For further discussions of the adoption of SFAS No. 142, see Note 1.

6. Separate Accounts

The Hartford maintained separate account assets and liabilities totaling $136.6 billion and $107.1 billion at December 31, 2003 and 2002, respectively, which are reported at fair value. Separate account assets, which are segregated from other investments, reflect two categories of risk assumption: non-guaranteed separate accounts totaling $124.5 billion and $95.3 billion at December 31, 2003 and 2002, respectively, wherein the policyholder assumes the investment risk and reward and guaranteed separate accounts totaling $12.1 billion and $11.5 billion at December 31, 2003 and 2002, respectively, wherein Life contractually guarantees either a minimum return or the account value to the policyholder. Included in the non-guaranteed category were policy loans totaling $139 and $384 at December 31, 2003 and 2002, respectively. Net investment income (including net realized capital gains and losses) and interest credited to policyholders on separate account assets are not reflected in the consolidated statements of operations. Beginning January 1, 2004, products previously recorded in guaranteed separate accounts through December 31, 2003, will be recorded in the general account in accordance with the Company's adoption of the SOP. See Note 1 for a more complete discussion of the Company's adoption of the SOP.

Separate account management fees and other revenues included in fee income were $1.3 billion, $1.2 billion and $1.3 billion in 2003, 2002 and 2001, respectively. The guaranteed separate accounts include fixed MVA individual annuities and modified guaranteed life insurance. The average credited interest rate on these contracts was 6.0% and 6.3% at December 31, 2003 and 2002, respectively. The assets that support these liabilities were comprised of $11.7 billion and $11.1 billion in fixed maturities as of December 31, 2003 and 2002, respectively, and $106 and $385 of other investments as of December 31, 2003 and 2002, respectively. The portfolios are segregated from other investments and are managed to minimize liquidity and interest rate risk. In order to minimize the risk of disintermediation associated with early withdrawals, fixed MVA annuity and modified guaranteed life insurance contracts carry a graded surrender charge as well as a market value adjustment. Additional investment risk is hedged using a variety of derivatives which totaled $(81) and $135 in net carrying value and $2.6 billion and $3.6 billion in notional amounts as of December 31, 2003 and 2002, respectively.

7. Reserves for Claims and Claim Adjustment Expenses

As described in Note 1, The Hartford establishes reserves for claims and claim adjustment expenses on reported and unreported claims. These reserve estimates are based on known facts and interpretations of circumstances, and consideration of various internal factors including The Hartford's experience with similar cases, historical trends involving claim payment patterns, loss payments, pending levels of unpaid claims, loss control programs and product mix. In addition, the reserve estimates are influenced by consideration of various external factors including court decisions, economic conditions and public attitudes. The effects of inflation are implicitly considered in the reserving process.

The establishment of appropriate reserves, including reserves for catastrophes and asbestos and environmental claims, is inherently uncertain. The Hartford regularly updates its reserve estimates as new information becomes available and events unfold that may have an impact on unsettled claims. Changes in prior year reserve estimates, which may be material, are reflected in the results of operations in the period such changes are determined to be necessary. For further discussion of asbestos and environmental claims, see Note 16.

7. Reserves for Claim and Claim Adjustment Expenses (continued)

A reconciliation of liabilities for unpaid claims and claim adjustment expenses follows:

	For the years ended December 31,		
	2003	2002	2001
Beginning liabilities for unpaid claims and claim adjustment expenses-gross	**$17,091**	**$17,036**	**$16,293**
Reinsurance and other recoverables	3,950	4,176	3,871
Beginning liabilities for unpaid claims and claim adjustment expenses-net	**13,141**	**12,860**	**12,422**
Add provision for unpaid claims and claim adjustment expenses			
Current year	6,102	5,577	5,992
Prior years	2,824	293	143
Total provision for unpaid claims and claim adjustment expenses	**8,926**	**5,870**	**6,135**
Less payments			
Current year	2,369	2,257	2,349
Prior years	3,480	3,332	3,243
Total payments	**5,849**	**5,589**	**5,592**
Other [1]	—	—	(105)
Ending liabilities for unpaid claims and claim adjustment expenses-net	**16,218**	**13,141**	**12,860**
Reinsurance and other recoverables	5,497	3,950	4,176
Ending liabilities for unpaid claims and claim adjustment expenses-gross	**$21,715**	**$17,091**	**$17,036**

[1] Includes $(101) related to the sales of international subsidiaries for the year ended December 31, 2001.

The Company has an exposure to catastrophic losses, both natural and man made, which can be caused by significant events including hurricanes, severe winter storms, earthquakes, windstorms, fires and terrorist acts. The frequency and severity of catastrophic losses are unpredictable, and the exposure to a catastrophe is a function of both the total amount insured in an area affected by the event and the severity of the event. Catastrophes generally impact limited geographic areas; however, certain events may produce significant damage in heavily populated areas. The Company generally seeks to reduce its exposure to catastrophic losses through individual risk selection, aggregation of risk by geographic location and the purchase of catastrophe reinsurance.

In the opinion of management, based upon the known facts and current law, the reserves recorded for The Hartford's property and casualty businesses at December 31, 2003 represent the Company's best estimate of its ultimate liability for claims and claim adjustment expenses related to losses covered by policies written by the Company. Based on information or trends that are not presently known, future reserve reestimates may result in adjustments to these reserves. Such adjustments could possibly be significant, reflecting any variety of new and adverse or favorable trends.

Examples of current trends include increases in medical cost inflation rates and physical damage repair costs, changes in internal claim practices, changes in the legislative and regulatory environment over workers' compensation claims, evolving exposures to construction defects and other mass torts and the potential for further adverse development of asbestos and environmental claims.

8. Debt

Short-Term Debt	2003	2002
Commercial paper	$ 850	$ 315
Current maturities of long-term debt	200	—
Total Short-Term Debt	**$ 1,050**	**$ 315**

Long –Term Debt [1] Senior Notes and Debentures		2003	2002
6.9%	Notes, due 2004	$ —	$ 199
7.75%	Notes, due 2005	249	247
2.375%	Notes, due 2006	250	—
7.1%	Notes, due 2007	198	198
4.7%	Notes, due 2007	300	300
6.375%	Notes, due 2008	200	200
4.1%	Equity Units Notes, due 2008	330	330
2.56%	Equity Units Notes, due 2008	690	—
7.9%	Notes, due 2010	275	274
4.625%	Notes, due 2013	321	—
7.3%	Notes, due 2015	200	200
7.65%	Notes, due 2027	248	248
7.375%	Notes, due 2031	400	400
Total Senior Notes and Debentures		**$ 3,661**	**$ 2,596**
Junior Subordinated Debentures			
7.7%	Notes, due 2016	—	500
7.20%	Notes, due 2038	245	245
7.625%	Notes, due 2050	200	200
7.45%	Notes, due 2050	507	523
Total Junior Subordinated Debentures		952	1,468
Total Long-Term Debt		**$ 4,613**	**$ 4,064**

[1] The Hartford's long-term debt securities are issued by either The Hartford Financial Services Group, Inc. ("HFSG") or HLI and are unsecured obligations of HFSG or HLI and rank on a parity with all other unsecured and unsubordinated indebtedness of HSFG or HLI.

Shelf Registrations

On December 3, 2003, The Hartford's shelf registration statement (Registration No. 333-108067) for the potential offering and sale of debt and equity securities in an aggregate amount of up to $3.0 billion was declared effective by the SEC. The Registration Statement allows for the following types of securities to be offered: (i) debt securities, preferred stock, common stock, depositary shares, warrants, stock purchase contracts, stock purchase units and junior subordinated deferrable interest debentures of the Company, and (ii) preferred securities of any of one or more capital trusts organized by The Hartford ("The Hartford Trusts"). The Company may enter into guarantees with respect to the preferred securities of any of The Hartford Trusts. As of December 31, 2003, The Hartford had $3.0 billion remaining on its shelf. Subsequently, in January 2004, the Company issued approximately 6.7 million shares of common stock pursuant to an underwritten offering at a price to the public of $63.25 per share and received net proceeds of

8. Debt (continued)

$411. Accordingly, as of February 27, 2004, the Company had $2.6 billion remaining on its shelf.

On May 15, 2001, HLI filed with the SEC a shelf registration statement for the potential offering and sale of up to $1.0 billion in debt and preferred securities. The registration statement was declared effective on May 29, 2001. As of December 31, 2003, HLI had $1.0 billion remaining on its shelf.

Commercial Paper and Revolving Credit Facilities

Description	Effective Date	Expiration Date	Maximum Available	As of December 31, 2003	2002
Commercial Paper					
The Hartford	11/10/86	N/A	$ 2,000	$ 850	$ 315
HLI	2/7/97	N/A	250	—	—
Total commercial paper			$ 2,250	$ 850	$ 315
Revolving Credit Facility					
5-year revolving credit facility	6/20/01	6/20/06	$ 1,000	$ —	$ —
3-year revolving credit facility	12/31/02	12/31/05	490	—	—
Total revolving credit facility			$ 1,490	$ —	$ —
Total Outstanding Commercial Paper and Revolving Credit Facilities			**$ 3,740**	**$ 850**	**$ 315**

Long-Term Debt Offerings

Equity Units Offerings

On May 23, 2003, The Hartford issued 12.0 million 7% equity units at a price of fifty dollars per unit and received net proceeds of $582. Subsequently, on May 30, 2003, The Hartford issued an additional 1.8 million 7% equity units at a price of fifty dollars per unit and received net proceeds of $87.

Each equity unit offered initially consists of a corporate unit with a stated amount of fifty dollars per unit. Each corporate unit consists of one purchase contract for the sale of a certain number of shares of the Company's stock and a 5% ownership interest in one thousand dollars principal amount of senior notes due August 16, 2008.

The corporate unit may be converted by the holder into a treasury unit consisting of the purchase contract and a 5% undivided beneficial interest in a zero-coupon U.S. Treasury security with a principal amount of one thousand dollars that matures on August 15, 2006. The holder of an equity unit owns the underlying senior notes or treasury securities but has pledged the senior notes or treasury securities to the Company to secure the holder's obligations under the purchase contract.

The purchase contract obligates the holder to purchase, and obligates The Hartford to sell, on August 16, 2006, for fifty dollars, a variable number of newly issued common shares of The Hartford. The number of The Hartford's shares to be issued will be determined at the time the purchase contracts are settled based upon the then current applicable market value of The Hartford's common stock. If the applicable market value of The Hartford's common stock is equal to or less than $45.50, then the Company will deliver 1.0989 shares to the holder of the equity unit, or an aggregate of 15.2 million shares. If the applicable market value of The Hartford's common stock is greater than $45.50 but less than $56.875, then the Company will deliver the number of shares equal to fifty dollars divided by the then current applicable market value of The Hartford's common stock to the holder. Finally, if the applicable market value of The Hartford's common stock is equal to or greater than $56.875, then the Company will deliver 0.8791 shares to the holder, or an aggregate of 12.1 million shares. Accordingly, upon settlement of the purchase contracts on August 16, 2006, The Hartford will receive proceeds of approximately $690 and will deliver between 12.1 million and 15.2 million common shares in the aggregate. The proceeds will be credited to stockholders' equity and allocated between the common stock and additional paid-in capital accounts. The Hartford will make quarterly contract adjustment payments to the equity unit holders at a rate of 4.44% of the stated amount per year until the purchase contract is settled.

Each corporate unit also includes a 5% ownership interest in one thousand dollars principal amount of senior notes that will mature on August 16, 2008. The aggregate maturity value of the senior notes is $690. The notes are pledged by the holders to secure their obligations under the purchase contracts. The Hartford will make quarterly interest payments to the holders of the notes initially at an annual rate of 2.56%. On May 11, 2006, the notes will be remarketed. At that time, The Hartford's remarketing agent will have the ability to reset the interest rate on the notes in order to generate sufficient remarketing proceeds to satisfy the holder's obligation under the purchase contract. If the initial remarketing is unsuccessful, the remarketing agent will attempt to remarket the notes, as necessary, on June 13, 2006, July 12, 2006 and August 11, 2006. If all remarketing attempts are unsuccessful, the Company will exercise its rights as a secured party to obtain and extinguish the notes.

The total distributions payable on the equity units are at an annual rate of 7%, consisting of interest (2.56%) and contract adjustment payments (4.44%). The corporate units are listed on the New York Stock Exchange under the symbol "HIG PrD".

The equity units have been reflected in the diluted earnings per share calculation using the treasury stock method, which would be used for the equity units at any time before the settlement of the purchase contracts. Under the treasury stock method, the number of shares of common stock used in calculating diluted earnings per share is increased by the excess, if any, of the number of shares issuable upon settlement of the purchase contracts over the number of shares that could be purchased by The Hartford in the market, at the average market price during the period, using the proceeds received upon settlement. The Company anticipates that there will be no dilutive effect on its earnings per share related to the equity units, except during periods when the average market

8. Debt (continued)

price of a share of the Company's common stock is above the threshold appreciation price of $56.875. Because the average market price of the Hartford's common stock during the period from the date of issuance through December 31, 2003 was below this threshold appreciation price, the shares issuable under the purchase contract component of the equity units have not been included in the diluted earnings (loss) per share calculation. On September 13, 2002, The Hartford issued 6.6 million 6% equity units at a price of fifty dollars per unit and received net proceeds of $319.

Each equity unit offered initially consists of a corporate unit with a stated amount of fifty dollars per unit. Each corporate unit consists of one purchase contract for the sale of a certain number of shares of the Company's stock and fifty dollars principal amount of senior notes due November 16, 2008.

The corporate unit may be converted by the holder into a treasury unit consisting of the purchase contract and a 5% undivided beneficial interest in a zero-coupon U.S. Treasury security with a principal amount of one thousand dollars that matures on November 15, 2006. The holder of an equity unit owns the underlying senior notes or treasury portfolio but has pledged the senior notes or treasury portfolio to the Company to secure the holder's obligations under the purchase contract.

The purchase contract obligates the holder to purchase, and obligates The Hartford to sell, on November 16, 2006, for fifty dollars, a variable number of newly issued common shares of The Hartford. The number of The Hartford's shares to be issued will be determined at the time the purchase contracts are settled based upon the then current applicable market value of The Hartford's common stock. If the applicable market value of The Hartford's common stock is equal to or less than $47.25, then the Company will deliver 1.0582 shares to the holder of the equity unit, or an aggregate of 7.0 million shares. If the applicable market value of The Hartford's common stock is greater than $47.25 but less than $57.645, then the Company will deliver the number of shares equal to fifty dollars divided by the then current applicable market value of The Hartford's common stock to the holder. Finally, if the applicable market value of The Hartford's common stock is equal to or greater than $57.645, then the Company will deliver 0.8674 shares to the holder, or an aggregate of 5.7 million shares. Accordingly, upon settlement of the purchase contracts on November 16, 2006, The Hartford will receive proceeds of approximately $330 and will deliver between 5.7 million and 7.0 million common shares in the aggregate. The proceeds will be credited to stockholders' equity and allocated between the common stock and additional paid-in capital accounts. The Hartford will make quarterly contract adjustment payments to the equity unit holders at a rate of 1.90% of the stated amount per year until the purchase contract is settled.

Each corporate unit also includes fifty dollars principal amount of senior notes that will mature on November 16, 2008. The aggregate maturity value of the senior notes is $330. The notes are pledged by the holders to secure their obligations under the purchase contracts. The Hartford will make quarterly interest payments to the holders of the notes initially at an annual rate of 4.10%. On August 11, 2006, the notes will be remarketed. At that time, The Hartford's remarketing agent will have the ability to reset the interest rate on the notes in order to generate sufficient remarketing proceeds to satisfy the holder's obligation under the purchase contract. In the event of an unsuccessful remarketing, the Company will exercise its rights as a secured party to obtain and extinguish the notes.

The total distributions payable on the equity units are at an annual rate of 6.0%, consisting of interest (4.10%) and contract adjustment payments (1.90%). The corporate units are listed on the New York Stock Exchange under the symbol "HIG PrA".

The equity units are reflected in the diluted earnings per share calculation using the treasury stock method, which would be used for the equity units at any time before the issuance of the shares of The Hartford's common stock upon the settlement of the purchase contracts. Under the treasury stock method, the number of shares of common stock used in calculating diluted earnings per share is increased by the excess, if any, of the number of shares issuable upon settlement of the purchase contracts over the number of shares that could be purchased by The Hartford in the market, at the average market price during the period, using the proceeds received upon settlement. The Company anticipates that there will be no dilutive effect on its earnings per share related to the equity units, except during periods when the average market price of a share of the Company's common stock is above the threshold appreciation price of $57.645. Because the average market price of The Hartford's common stock during the period from the date of issuance through December 31, 2002 and for the year ended December 2003, was below this threshold appreciation price, the shares issuable under the purchase contract component of the equity units have not been included in the diluted earnings (loss) per share calculations.

Senior Notes Offerings

On July 10, 2003, the Company issued 4.625% senior notes due July 15, 2013 and received net proceeds of $317. Interest on the notes is payable semi-annually on January 15 and July 15, commencing on January 15, 2004.

On May 23, 2003, The Hartford issued 2.375% senior notes due June 1, 2006 and received net proceeds of $249. Interest on the notes is payable semi-annually on June 1 and December 1, commencing on December 1, 2003.

Junior Subordinated Debentures

The Hartford and its subsidiary HLI have formed statutory business trusts, which exist for the exclusive purposes of (i) issuing Trust Securities representing undivided beneficial interests in the assets of the Trust; (ii) investing the gross proceeds of the Trust Securities in Junior Subordinated Deferrable Interest Debentures ("Junior Subordinated Debentures") of The Hartford or HLI; and (iii) engaging in only those activities necessary or incidental thereto. In accordance with the adoption of FIN 46R, the Company has deconsolidated the trust preferred securities. For further discussion of the adoption of FIN 46R, see Note 1.

8. Debt (continued)

The financial structure of Hartford Capital I and III, and Hartford Life Capital I and II, as of December 31, 2003 and 2002, were as follows:

	Hartford Capital III	Hartford Life Capital II	Hartford Life Capital I	Hartford Capital I [4]
Junior Subordinated Debentures [1] [2]				
Principal amount owed	$500	$200	$250	$500
Balance December 31, 2003	$507	$200	$245	$ —
Balance December 31, 2002	$523	$200	$245	$500
Coupon rate	7.45%	7.625%	7.20%	7.70%
Interest payable	Quarterly	Quarterly	Quarterly	Quarterly
Maturity date	Oct. 26, 2050	Feb. 15, 2050	June 30, 2038	Feb. 28, 2016
Redeemable by issuer on or after	Oct. 26, 2006	Mar. 6, 2006	June 30, 2003	Feb. 28, 2001
Trust Preferred Securities				
Issuance date	Oct. 26, 2001	Mar. 6, 2001	June 29, 1998	Feb. 28, 1996
Securities issued	20,000,000	8,000,000	10,000,000	20,000,000
Liquidation preference per security (in dollars)	$25	$25	$25	$25
Liquidation value	$500	$200	$250	$500
Coupon rate	7.45%	7.625%	7.20%	7.70%
Distribution payable	Quarterly	Quarterly	Quarterly	Quarterly
Distribution guaranteed by [3]	The Hartford	HLI	HLI	The Hartford

[1] For each of the respective debentures, The Hartford or HLI, has the right at any time, and from time to time, to defer payments of interest on the Junior Subordinated Debentures for a period not exceeding 20 consecutive quarters up to the debentures' maturity date. During any such period, interest will continue to accrue and The Hartford or HLI may not declare or pay any cash dividends or distributions on, or purchase, The Hartford's or HLI's capital stock nor make any principal, interest or premium payments on or repurchase any debt securities that rank equally with or junior to the Junior Subordinated Debentures. The Hartford or HLI will have the right at any time to dissolve the Trust and cause the Junior Subordinated Debentures to be distributed to the holders of the Preferred Securities.

[2] The Hartford Junior Subordinated Debentures are unsecured and rank junior and subordinate in right of payment to all senior debt of The Hartford and are effectively subordinated to all existing and future liabilities of its subsidiaries.

[3] The Hartford has guaranteed, on a subordinated basis, all of the Hartford Capital III obligations under the Hartford Series C Preferred Securities, including to pay the redemption price and any accumulated and unpaid distributions to the extent of available funds and upon dissolution, winding up or liquidation, but only to the extent that Hartford Capital III has funds to make such payments.

[4] $180 of the securities for Hartford Capital I were redeemed on June 30, 2003. The remaining $320 of these securities were redeemed on September 30, 2003.

Subsequent event — On February 13, 2004, the Company provided notice that all outstanding 7.2% junior subordinated debentures underlying the trust preferred securities issued by Hartford Life Capital I have been called for redemption on March 15, 2004. The Company intends to fund the redemption through the issuance of $150 of commercial paper and the utilization of $100 from internal sources.

Interest Expense

The following table presents interest expense incurred for 2003, 2002 and 2001, respectively.

	For the years ended December 31, 2003	2002	2001
Short-term debt	$ 5	$ 6	$ 2
Long-term debt [1]	266	259	293
Total interest expense	**$ 271**	**$ 265**	**$ 295**

[1] Includes junior subordinated debentures.

9. Stockholders' Equity

Common Stock

On May 23, 2003, The Hartford issued approximately 24.2 million shares of common stock pursuant to an underwritten offering at a price to the public of $45.50 per share and received net proceeds of $1.1 billion. Subsequently, on May 30, 2003, The Hartford issued approximately 2.2 million shares of common stock at a price to the public of $45.50 per share and received net proceeds of $97.

On May 23, 2003 and May 30, 2003, The Hartford issued 12.0 million 7% equity units and 1.8 million 7% equity units, respectively. Each equity unit contains a purchase contract obligating the holder to purchase and The Hartford to sell, a variable number of newly issued shares of The Hartford's common stock. Upon settlement of the purchase contracts on August 16, 2006, The Hartford will receive proceeds of approximately $690 and will deliver between 12.1 million and 15.2 million shares in the aggregate. For further discussion of the equity units issuance, see Note 8 above.

On September 13, 2002, The Hartford issued approximately 7.3 million shares of common stock pursuant to an underwritten offering at a price of $47.25 per share and received net proceeds of $330. Also on September 13, 2002, The Hartford issued 6.6 million 6% equity units. Each equity unit contains a purchase contract obligating the holder to purchase and The Hartford to sell, a variable number of newly-issued shares of The Hartford's common stock. Upon settlement of the purchase contracts on November 16, 2006, The Hartford will receive proceeds of approximately $330 and will deliver between 5.7 million and 7.0 million shares in the aggregate. For further discussion of this issuance, see Note 8.

9. Stockholders' Equity (continued)

At the Company's annual meeting of shareholders held on April 18, 2002, shareholders approved an amendment to Section (a) Article Fourth of the Amended and Restated Certificate of Incorporation to increase the aggregate authorized number of shares of common stock from 400 million to 750 million.

Subsequent events - On January 22, 2004, The Hartford issued approximately 6.3 million shares of common stock pursuant to an underwritten offering at a price to the public of $63.25 per share and received net proceeds of $388. Subsequently, on January 30, 2004, The Hartford issued approximately 377 thousand shares of common stock at a price to the public of $63.25 per share and received net proceeds of $23. The Company used the proceeds from these issuances to repay $411 of commercial paper issued in connection with the acquisition of the group life and accident, and short term and long term disability business of CNA Financial Corporation. (For further discussion of this acquisition, see Note 18.)

Preferred Stock

The Company has 50,000,000 shares of preferred stock authorized, none of which have been issued. In 1995, the Company approved The Hartford Stockholder Rights Plan, pursuant to which a nonvoting right attaches to each share of common stock. Upon the occurrence of certain triggering events, the right will permit each shareholder to purchase a fraction of a share of the Series A Participating Cumulative Preferred Stock (the "Series A Preferred Stock") of The Hartford. There are 300,000 authorized shares of Series A Preferred Stock. No shares were issued or outstanding at December 31, 2003 or 2002.

Statutory Results

	As of December 31,	
	2003	2002
Statutory Surplus		
Life operations	$ 4,470	$ 3,019
Property & Casualty operations	5,900	4,878
Total	**$ 10,370**	**$ 7,897**

	For the years ended December 31,		
	2003	2002	2001
Statutory Net Income (Loss)			
Life operations	$ 1,026	$ (137)	$ (364)
Property & Casualty operations	(196)	4,779	(223)
Total	**$ 830**	**$ 4,642**	**$ (587)**

A significant percentage of the consolidated statutory surplus is permanently invested or is subject to various state and foreign government regulatory restrictions or other agreements which limit the payment of dividends without prior approval. The payment of dividends by Connecticut-domiciled insurers is limited under the insurance holding company laws of Connecticut. Under these laws, the insurance subsidiaries may only make their dividend payments out of unassigned surplus. These laws require notice to and approval by the state insurance commissioner for the declaration or payment of any dividend, which, together with other dividends or distributions made within the preceding twelve months, exceeds the greater of (i) 10% of the insurer's policyholder surplus as of December 31 of the preceding year or (ii) net income (or net gain from operations, if such company is a life insurance company) for the twelve-month period ending on the thirty-first day of December last preceding, in each case determined under statutory insurance accounting policies. In addition, if any dividend of a Connecticut-domiciled insurer exceeds the insurer's earned surplus, it requires the prior approval of the Connecticut Insurance Commissioner. The insurance holding company laws of the other jurisdictions in which The Hartford's insurance subsidiaries are incorporated (or deemed commercially domiciled) generally contain similar (although in certain instances somewhat more restrictive) limitations on the payment of dividends. As of December 31, 2003, the maximum amount of statutory dividends which may be paid to HFSG from its insurance subsidiaries in 2004, without prior approval, is $1.4 billion.

The domestic insurance subsidiaries of HFSG prepare their statutory financial statements in accordance with accounting practices prescribed or permitted by the applicable state insurance department which vary with GAAP. Prescribed statutory accounting practices include publications of the National Association of Insurance Commissioners ("NAIC"), as well as state laws, regulations and general administrative rules. The differences between statutory financial statements and financial statements prepared in accordance with GAAP vary between domestic and foreign jurisdictions. The principal differences are that statutory financial statements do not reflect deferred policy acquisition costs and limit deferred income taxes, and for statutory reporting all bonds are carried at amortized cost and reinsurance assets and liabilities are presented net of reinsurance. The Company's use of permitted statutory accounting practices does not have a significant impact on statutory surplus.

10. Earnings (Loss) per Share

Earnings (loss) per share amounts have been computed in accordance with the provisions of SFAS No. 128. The following tables present a reconciliation of net income (loss) and shares used in calculating basic earnings (loss) per share to those used in calculating diluted earnings (loss) per share.

(In millions, except for per share data)

2003	Net Income (Loss)	Shares	Per Share Amount
Basic Earnings (Loss) per Share			
Net income (loss) available to common shareholders	$ (91)	272.4	$ (0.33)
Diluted Earnings (Loss) per Share [1]			
Options	—	—	
Net income (loss) available to common shareholders plus assumed conversions	$ (91)	272.4	$ (0.33)
2002			
Basic Earnings per Share			
Net income available to common shareholders	$ 1,000	249.4	$ 4.01
Diluted Earnings per Share			
Options	—	2.4	
Net income available to common shareholders plus assumed conversions	$ 1,000	251.8	$ 3.97
2001			
Basic Earnings per Share			
Net income available to common shareholders	$ 507	237.7	$ 2.13
Diluted Earnings per Share			
Options	—	3.7	
Net income available to common shareholders plus assumed conversions	$ 507	241.4	$ 2.10

[1] As a result of the net loss for the year ended December 31, 2003, SFAS No. 128 requires the Company to use basic weighted average common shares outstanding in the calculation of the year ended December 31, 2003 diluted earnings (loss) per share, since the inclusion of options of 1.8 would have been antidilutive to the earnings per share calculation. In the absence of the net loss, weighted average common shares outstanding and dilutive potential common shares would have totaled 274.2.

Basic earnings (loss) per share are computed based on the weighted average number of shares outstanding during the year. Diluted earnings (loss) per share include the dilutive effect of outstanding options and the Company's equity units, if any, using the treasury stock method, and also contingently issuable shares. Under the treasury stock method, exercise of options is assumed with the proceeds used to purchase common stock at the average market price for the period. The difference between the number of shares assumed issued and number of shares purchased represents the dilutive shares. Contingently issuable shares are included upon satisfaction of certain conditions related to the contingency.

11. Stock Compensation Plans

On May 18, 2000, the shareholders of The Hartford approved The Hartford Incentive Stock Plan (the "2000 Plan"), which replaced The Hartford 1995 Incentive Stock Plan (the "1995 Plan"). The terms of the 2000 Plan were substantially similar to the terms of the 1995 Plan except that the 1995 Plan had an annual award limit and a higher maximum award limit.

Under the 2000 Plan, awards may be granted in the form of non-qualified or incentive stock options qualifying under Section 422A of the Internal Revenue Code, performance shares or restricted stock, or any combination of the foregoing. In addition, stock appreciation rights may be granted in connection with all or part of any stock options granted under the 2000 Plan. The aggregate number of shares of stock, which may be awarded, is subject to a maximum limit of 17,211,837 shares applicable to all awards for the ten-year duration of the 2000 Plan.

All options granted have an exercise price equal to the market price of the Company's common stock on the date of grant, and an option's maximum term is ten years and two days. Certain options become exercisable over a three year period commencing one year from the date of grant, while certain other options become exercisable upon the attainment of specified market price appreciation of the Company's common shares. For any year, no individual employee may receive an award of options for more than 1,000,000 shares. As of December 31, 2003, The Hartford had not issued any incentive stock options under the 2000 Plan.

Performance awards of common stock granted under the 2000 Plan become payable upon the attainment of specific performance goals achieved over a period of not less than one nor more than five years, and the restricted stock granted is subject to a restriction period. On a cumulative basis, no more than 20% of the aggregate number of shares which may be awarded under the 2000 Plan are available for performance shares and restricted stock awards. Also, the maximum award of performance shares for any individual employee in any year is 200,000 shares. In 1997, the Company awarded special performance-based options and restricted stock to certain key executives under the 1995 Plan. The awards vested only if the Company's stock traded at certain predetermined levels for ten consecutive days by March 1, 2001. Vested options could not

11. Stock Compensation Plans (continued)

be exercised nor restricted shares disposed of until March 1, 2001. As a result of the Company's stock trading at predetermined levels for ten consecutive days, in May 1999 and also in September 2000, the special performance-based options and restricted stock vested. As a result, the Company began recognizing compensation expense in May 1999 and continued to recognize expense through March 1, 2001.

In 1996, the Company established The Hartford Employee Stock Purchase Plan ("ESPP"). Under this plan, eligible employees of The Hartford may purchase common stock of the Company at a 15% discount from the lower of the closing market price at the beginning or end of the quarterly offering period. The Company may sell up to 5,400,000 shares of stock to eligible employees under the ESPP. In 2003, 2002 and 2001, 443,467 and 408,304, and 315,101 shares were sold, respectively. The per share weighted average fair value of the discount under the ESPP was $11.96, $11.70, and $14.31 in 2003, 2002 and 2001, respectively. Additionally, during 1997, The Hartford established employee stock purchase plans for certain employees of the Company's international subsidiaries. Under these plans, participants may purchase common stock of The Hartford at a fixed price at the end of a three-year period.

Effective January 1, 2003, the Company adopted the fair value recognition provisions of accounting for stock-based compensation awards granted or modified after January 1, 2003. All stock-based awards granted or modified prior to January 1, 2003, continue to be valued using the intrinsic value-based provisions set forth in APB Opinion No. 25 and related interpretations. (See Note 1 for discussion of accounting for stock compensation plans.) A summary of the status of non-qualified options included in the Company's incentive stock plan as of December 31, 2003, 2002 and 2001 and changes during the years ended December 31, 2003, 2002 and 2001 is presented below:

	2003		2002		2001	
(Shares in thousands)	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beg. of year	20,172	$49.66	18,937	$45.29	16,970	$39.96
Granted	2,904	37.54	3,800	65.56	4,237	62.10
Exercised	(1,225)	33.89	(2,060)	37.32	(1,789)	34.28
Canceled/Expired	(633)	56.37	(505)	54.63	(481)	45.04
Outstanding at end of year	21,218	48.69	20,172	49.66	18,937	45.29
Exercisable at end of year	14,661	46.02	12,099	43.47	10,716	40.30
Weighted average fair value of options granted	$15.46		$25.20		$20.35	

The following table summarizes information about stock options outstanding and exercisable (shares in thousands) at December 31, 2003:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding at December 31, 2003	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Number Exercisable at December 31, 2003	Weighted Average Exercise Price
$15.31 – $22.97	382	1.2	$20.16	382	$20.16
22.97 – 30.63	487	2.1	26.02	487	26.02
30.63 – 38.28	6,001	6.9	35.69	3,798	34.72
38.28 – 45.94	3,835	4.6	43.16	3,786	43.17
45.94 – 53.59	2,084	4.2	48.27	2,040	48.25
53.59 – 61.25	1,132	5.5	57.42	731	57.63
61.25 – 68.91	7,262	7.3	64.00	3,403	63.47
68.91 – 76.56	35	6.9	71.98	34	72.11
$15.31 - $76.56	21,218	6.1	$48.69	14,661	$46.02

12. Pension Plans and Postretirement Health Care and Life Insurance Benefit Plans

The Company maintains a U.S. qualified defined benefit pension plan ("the Plan") that covers substantially all employees. U.S. employees of the Company and certain affiliates hired prior to January 1, 2001 and who have rendered 5 or more years of service are entitled to annual pension benefits, beginning at normal retirement age (65), equal to 2% of their final average pay per year multiplied by the number of years of credited service up to a maximum of 60% of the average, less 1 2/3% of primary Social Security per year of credited service, up to a maximum of 50%. Final average pay represents the average of any of their 60 highest paid calendar months during the last 120 calendar months of credited service preceding termination or retirement. Effective for all employees who joined the Company on or after January 1, 2001, a new component or formula was applied under the Plan referred to as the "cash balance formula". Under the cash balance formula, a notional account is established for each employee that is credited with a percentage of the employee's pay for each pay period, based on the employee's age and whether or not the employee's pay has exceeded the Social Security taxable wage base at the time crediting occurs. Interest is also credited on employee cash balance accounts.

12. Pension Plans and Postretirement Health Care and Life Insurance Benefit Plans (continued)

Once they become vested, employees can elect to receive the value of their plan benefit (the accumulated sum of their annual plan allocations with interest) in a single cash payment when they leave the Company. In September 2003, the Company announced its approval to amend the Plan to implement, as of January 1, 2009, the cash balance formula for the purposes of calculating future pension benefits for services rendered on or after January 1, 2009, for all employees hired before January 1, 2001. These amounts are in addition to amounts earned through December 31, 2008 under the traditional final average pay formula. Employees hired on or after January 1, 2001 date are currently covered under the same cash balance formula. Under certain conditions, as described in the Plan document, the Plan permits early retirement at ages 50-64 with a reduced benefit. Employees may elect to receive their pension benefits in the form of a life annuity or joint and survivor annuity. Employees covered under the cash balance formula may elect a lump-sum distribution. Employees automatically receive the portion of their accumulated plan benefits as a lump-sum distribution upon retirement or termination, if less than five thousand dollars. If employees terminate before rendering 5 years of service, they forfeit the right to receive the portion of their accumulated plan benefits attributable to the Company's contributions.

The Company also maintains unfunded excess plans to provide benefits in excess of amounts permitted to be paid to participants of the Plan under the provisions of the Internal Revenue Code. Additionally, the Company has entered into individual retirement agreements with certain current and retired directors providing for unfunded supplemental pension benefits.

The Hartford provides certain health care and life insurance benefits for eligible retired employees. The Hartford's contribution for health care benefits will depend upon the retiree's date of retirement and years of service. In addition, the plan has a defined dollar cap which limits average Company contributions. The Hartford has prefunded a portion of the health care obligations through trust funds where such prefunding can be accomplished on a tax effective basis. Effective January 1, 2002, retiree medical, retiree dental and retiree life insurance benefits were eliminated for employees with original hire dates with the Company on or after January 1, 2002.

As more fully discussed in Note 1, FASB issued FSP No. FAS 106-1, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003" which addresses the accounting and disclosure implications that are expected to arise as a result of the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the "Act") enacted on December 8, 2003. The Act introduces a prescription drug benefit under Medicare as well as a federal subsidy to sponsors of retiree health care benefit plans that provide a benefit that is at least equivalent to Medicare. The issue is whether any employer that provides postretirement prescription drug coverage should recognize the effects of the Act on the benefit obligation and net periodic postretirement benefit cost and, if so, when and how those costs should be accounted for by the employer. Under the FSP, companies have a one-time election to defer the effects of the new legislation in financial statements for periods ending after December 7, 2003. The Company has elected to defer the effects of the Act. Companies electing to defer recognition of the effects must defer recognition until the FASB issues clarifying guidance on how the legislation should be interpreted. All measures of the benefit obligation and net periodic postretirement benefit costs included in the consolidated financial statements and footnotes do not reflect the effects of the Act. Future guidance, when issued by the FASB, could require the Company to restate previously reported information. The Company is in the process of reviewing the provisions of the Act in conjunction with the Company's postretirement benefit plan and does not expect the impact of the Act to be significant.

Obligations and Funded Status

The following tables set forth a reconciliation of beginning and ending balances of the benefit obligation and fair value of plan assets as well as the funded status of The Hartford's defined benefit pension and postretirement health care and life insurance benefit plans for the years ended December 31, 2003 and 2002. International plans represent an immaterial percentage of total pension assets, liabilities and expense and, for reporting purposes, are combined with domestic plans. The Company uses a measurement date of December 31 for its pension and other postretirement benefit plans.

	Pension Benefits		Other Postretirement Benefits	
Change in Benefit Obligation	2003	2002	2003	2002
Benefit obligation – beginning of year	$ 2,588	$ 2,108	$ 434	$ 373
Service cost (excluding expenses)	101	80	12	9
Interest cost	167	156	28	27
Plan participants' contributions	—	—	6	6
Amendments	(168)	—	—	(5)
Actuarial loss	48	31	5	7
Change in assumption:				
Discount rate	100	354	22	44
Salary scale	—	(29)	—	—
Benefits paid	(113)	(112)	(30)	(27)
Other / Foreign exchange adjustment	11	—	—	—
Benefit obligation – end of year	**$ 2,734**	**$ 2,588**	**$ 477**	**$ 434**

12. Pension Plans and Postretirement Health Care and Life Insurance Benefit Plans (continued)

Change in Plan Assets	Pension Benefits		Other Postretirement Benefits	
Fair value of plan assets – beginning of year	$ 1,487	$ 1,711	$ 96	$ 97
Actual return on plan assets	334	(119)	7	4
Employer contribution	306	—	—	—
Benefits paid	(107)	(101)	(3)	(5)
Expenses paid	(4)	(4)	—	—
Other / Foreign exchange adjustment	(1)	—	—	—
Fair value of plan assets – end of year	**$ 2,015**	**$ 1,487**	**$ 100**	**$ 96**

	Pension Benefits		Other Postretirement Benefits	
	2003	2002	2003	2002
Funded status	$ (719)	$ (1,101)	$ (377)	$ (338)
Unrecognized transition obligation	—	—	2	2
Unrecognized net actuarial (gain) loss	915	934	123	98
Unrecognized prior service cost	(148)	26	(85)	(108)
Net amount recognized	**$ 48**	**$ (141)**	**$ (337)**	**$ (346)**

Amounts recognized in the consolidated balance sheets consist of:

	Pension Benefits		Other Postretirement Benefits	
	2003	2002	2003	2002
Accrued benefit liability	$ (529)	$ (763)	$ (337)	$ (346)
Intangible asset	—	32	—	—
Accumulated other comprehensive income	577	590	—	—
Net amount recognized	**$ 48**	**$ (141)**	**$ (337)**	**$ (346)**

In 2003, the Company amended its defined benefit pension plan. Effective January 1, 2009, participants covered under the traditional final-average-pay formula will accrue benefits under the cash balance formula for service rendered after this date. As a result of this amendment the Plan benefit obligations decreased approximately $168.

The funded status of the Company's defined benefit pension and other postretirement plans is dependent upon many factors, including returns on invested assets and the level of market interest rates. Declines in the value of securities traded in equity markets coupled with declines in long-term interest rates have had a negative impact on the funded status of the plans. As a result, the Company has recorded a change in minimum liabilities as of December 31, 2003 and 2002 as presented below:

	Pension Benefits	
	2003	2002
Accumulated benefit obligation for under-funded plans	$ 2,531	$ 2,250
Fair value of plan assets for under-funded plans	2,002	1,487
Unfunded accumulated benefit obligation	529	763
Net amount recognized	48	(141)
Intangible asset	—	(32)
Minimum pension liability, end of year	577	590
Minimum pension liability, beginning of year	590	30
Increase / (decrease) in minimum pension liability included in other comprehensive income, before-tax	$ (13)	$ 560
Increase / (decrease) in minimum pension liability included in other comprehensive income, after-tax	$ (8)	$ 364

Components of Net Periodic Benefit Cost

Total net periodic benefit cost for the years ended December 31, 2003, 2002 and 2001 include the following components:

	Pension Benefits			Other Postretirement Benefits		
	2003	2002	2001	2003	2002	2001
Service cost	$ 105	$ 84	$ 70	$ 12	$ 9	$ 8
Interest cost	167	156	145	27	27	25
Expected return on plan assets	(184)	(183)	(168)	(8)	(9)	(9)
Amortization of prior service cost	6	6	6	(24)	(24)	(23)
Amortization of unrecognized net losses	26	4	4	4	2	—
Net periodic benefit cost	**$ 120**	**$ 67**	**$ 57**	**$ 11**	**$ 5**	**$ 1**

12. Pension Plans and Postretirement Health Care and Life Insurance Benefit Plans (continued)

Assumptions

Weighted average assumptions used in calculating the benefit obligations and the net amount recognized for the plans per year were as follows:

	As of December 31,	
	2003	2002
Discount rate	6.25%	6.50%
Rate of increase in compensation levels	4.00%	4.00%

Weighted average assumptions used in calculating the net pension cost for the plans were as follows:

	Twelve Months Ended December 31,		
	2003	2002	2001
Discount rate	6.50%	7.50%	7.75%
Expected long-term rate of return on plan assets	9.00%	9.75%	9.75%
Rate of increase in compensation levels	4.00%	4.25%	4.25%

In determining the discount rate assumption, the Company utilizes current market information provided by its plan actuaries, including a discounted cashflow analysis of the Company's pension obligation and general movements in the current market environment. The Company determines the long-term rate of return assumption for the pension plan's asset portfolio based on analysis of the portfolio's historical rates of return balanced with future long-term return expectations. Based on its long-term outlook with respect to the markets, which has been influenced by the poor equity market performance in recent years as well as the recent decline in fixed income security yields, the Company lowered its long-term rate of return assumption from 9.00% to 8.50% as of December 31, 2003.

Assumed health care cost trend rates were as follows:

	As of December 31,		
	2003	2002	2001
Health care cost trend rate	9.00%	9.00%	10.00%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	5.00%	5.00%	5.00%
Year that the rate reaches the ultimate trend rate	2008	2007	2007

Assumed health care cost trends have an effect on the amounts reported for the postretirement health care and life insurance benefit plan. Increasing/decreasing the health care trend rates by one percent would have the effect of increasing/decreasing the benefit obligation as of December 31, 2003 by $16 and the annual net periodic expense for the year then ended by $1.

Plan Assets

The Company's defined benefit pension plan weighted average asset allocation at December 31, 2003 and 2002, and target allocation for 2004 by asset category are as follows:

	Percentage of Pension Plan Assets Fair Value at December 31,		**Target Allocation**
	2003	**2002**	**2004**
Equity securities	61%	54%	50% - 70%
Debt securities	39%	46%	30% - 50%
Real estate	—%	—%	2% maximum
Other	—%	—%	5% maximum
Total	**100%**	**100%**	

There was no Company common stock included in the Plan's assets as of December 31, 2003 and 2002.

The Company's other benefit plans' weighted average asset allocation at December 31, 2003 and 2002, and target allocation for 2004 by asset category are as follows:

	Percentage of Other Postretirement Benefit Plan Assets Fair Value at December 31,		**Target Allocation**
	2003	**2002**	**2004**
Equity securities	38%	34%	25% - 45%
Debt securities	62%	66%	55% - 75%
Total	**100%**	**100%**	

Included in equity securities is the Company's common stock in the amounts of $1 (0.50% of total Other Postretirement Benefit plan assets) at December 31, 2003 and 2002.

The overall goal of the Plan is to maximize total investment returns to provide sufficient funding for present and anticipated future benefit obligations within the constraints of a prudent level of portfolio risk and diversification. Investment decisions are approved by the Company's Pension Committee. The Company believes that the asset allocation decision will be the single most important factor determining the long-term performance of the Plan.

Divergent market performance among different asset classes may, from time to time, cause the asset allocation to deviate from the desired asset allocation ranges. The asset allocation mix is reviewed on a periodic basis. If it is determined that an asset allocation mix rebalancing is required, future portfolio additions and withdrawals will be used, as necessary, to bring the allocation within tactical ranges.

In order to minimize risk, the Plan maintains a listing of permissible and prohibited investments. In addition, the Plan has certain concentration limits and investment quality requirements imposed on permissible investment options. The Company employs a duration overlay program to adjust the duration of the fixed income component in the plan assets to better match the duration of the benefits obligations. The portfolio will invest primarily in U.S. Treasury notes

12. Pension Plans and Postretirement Health Care and Life Insurance Benefit Plans (continued)

and bond future contracts to maintain the duration within +/- 0.75 year of target duration.

Cash Flows

The following table illustrates the Company's prior and anticipated future contributions.

Employer Contributions	Pension Benefits	Other Postretirement Benefits
2002	$—	$—
2003	$306	$—
2004 (best estimate)	$300	$—

The Company presently anticipates contributing approximately $300 million to its pension plan in 2004, based upon certain economic and business assumptions. These assumptions include, but are not limited to, equity market performance, changes in interest rates and the Company's other capital requirements. The Company's 2004 required minimum funding contributions are estimated to be approximately $160 assuming no continued pension relief. If Congress approves the pension relief legislation for 2004, the Company is not expected to have a minimum funding requirement during the year.

Employer contributions in 2003 were made in cash and do not include contributions of the Company's common stock.

13. Investment and Savings Plan

Substantially all U.S. employees are eligible to participate in The Hartford's Investment and Savings Plan under which designated contributions may be invested in common stock of The Hartford or certain other investments. These contributions are matched, up to 3% of compensation, by the Company. In addition, the Company allocates at least 0.5% of base salary to the plan for each eligible employee. In 2004, the Company will allocate 1.5% of base salary to the plan for eligible employees who have salaries of less than ninety thousand dollars per year. The cost to The Hartford for this plan was approximately $36, $34 and $30 for 2003, 2002 and 2001, respectively.

14. Reinsurance

The Hartford cedes insurance to other insurers in order to limit its maximum losses and to diversify its exposures. Such transfer does not relieve The Hartford of its primary liability under policies it wrote and, as such, failure of reinsurers to honor their obligations could result in losses to The Hartford. The Hartford also assumes reinsurance from other insurers. The Hartford also is a member of and participates in several reinsurance pools and associations. The Hartford evaluates the financial condition of its reinsurers and monitors concentrations of credit risk. Virtually all of The Hartford's property and casualty reinsurance is placed with reinsurers that meet strict financial criteria established by a credit committee. As of December 31, 2003, The Hartford had no reinsurance-related concentrations of credit risk greater than 10% of the Company's stockholders' equity.

Life

In accordance with normal industry practice, Life is involved in both the cession and assumption of insurance with other insurance and reinsurance companies. As of December 31, 2003, the largest amount of life insurance retained on any one life by any one of the life operations was approximately $2.5. In addition, the Company reinsures the majority of minimum death benefit guarantees and the guaranteed withdrawal benefits offered in connection with its variable annuity contracts.

Life insurance net retained premiums were comprised of the following:

	For the years ended December 31,		
	2003	2002	2001
Gross premiums	$ 6,247	$ 5,634	$ 5,950
Assumed	195	180	232
Ceded	(465)	(420)	(446)
Net retained premiums	**$ 5,977**	**$ 5,394**	**$ 5,736**

Life reinsures certain of its risks to other reinsurers under yearly renewable term, coinsurance, and modified coinsurance arrangements. Yearly renewable term and coinsurance arrangements result in passing a portion of the risk to the reinsurer. Generally, the reinsurer receives a proportionate amount of the premiums less an allowance for commissions and expenses and is liable for a corresponding proportionate amount of all benefit payments. Modified coinsurance is similar to coinsurance except that the cash and investments that support the liabilities for contract benefits are not transferred to the assuming company, and settlements are made on a net basis between the companies.

Life also purchases reinsurance covering the death benefit guarantees on a portion of its variable annuity business. On March 16, 2003, a final decision and award was issued in the previously disclosed arbitration between subsidiaries of the Company and one of their primary reinsurers relating to policies with death benefits written from 1994 to 1999. (For further discussion of this arbitration, see Note 16.)

The cost of reinsurance related to long-duration contracts is accounted for over the life of the underlying reinsured policies using assumptions consistent with those used to account for the underlying policies. Life insurance recoveries on ceded reinsurance contracts, which reduce death and other benefits, were $541, $484 and $392 for the years ended December 31, 2003, 2002 and 2001, respectively.

14. Reinsurance (continued)

Property and Casualty

The effect of reinsurance on property and casualty premiums written and earned was as follows:

	For the years ended December 31,		
	2003	2002	2001
Premiums Written			
Direct	$ 10,393	$ 8,985	$ 7,625
Assumed	688	850	1,035
Ceded	(2,016)	(1,251)	(1,075)
Net	**$ 9,065**	**$ 8,584**	**$ 7,585**
Premiums Earned			
Direct	$ 9,919	$ 8,404	$ 7,230
Assumed	731	872	1,016
Ceded	(1,845)	(1,162)	(980)
Net	**$ 8,805**	**$ 8,114**	**$ 7,266**

Reinsurance cessions, which reduce claims and claim adjustment expenses incurred, were $2.0 billion, $988 and $1.2 billion for the years ended December 31, 2003, 2002 and 2001, respectively.

The Hartford records a receivable for reinsured benefits paid and the portion of insurance liabilities that are reinsured, net of a valuation allowance, if necessary. The amounts recoverable from reinsurers are estimated based on assumptions that are consistent with those used in establishing the reserves related to the underlying reinsured contracts. Management believes the recoverables are appropriately established; however, in the event that future circumstances and information require The Hartford to change its estimate of needed loss reserves, the amount of reinsurance recoverables may also require adjustments.

As of December 31, 2003 and 2002, the allowance for uncollectible reinsurance totaled $381 and $211, respectively.

Reinsurance Recapture

On June 30, 2003, the Company recaptured a block of business previously reinsured with an unaffiliated reinsurer. Under this treaty, HLI reinsured a portion of the GMDB feature associated with certain of its annuity contracts. As consideration for recapturing the business and final settlement under the treaty, the Company has received assets valued at approximately $32 and one million warrants exercisable for the unaffiliated company's stock. This amount represents to the Company an advance collection of its future recoveries under the reinsurance agreement and will be recognized as future losses are incurred. Prospectively, as a result of the recapture, HLI will be responsible for all of the remaining and ongoing risks associated with the GMDB's related to this block of business. The recapture increased the net amount at risk retained by the Company, which is included in the net amount at risk discussed in Note 1. On January 1, 2004, upon adoption of the SOP, the $32 was included in the Company's GMDB reserve calculation as part of the net reserve benefit ratio and as a claim recovery to date.

15. Income Tax

The provision (benefit) for income taxes consists of the following:

	For the years ended December 31,		
	2003	2002	2001
Income Tax Expense (Benefit)			
Current - U.S. Federal	$ (120)	$ 136	$ (240)
International	5	3	(2)
Total current	**(115)**	**139**	**(242)**
Deferred - U.S. Federal	$ (344)	$ (70)	$ 41
International	—	(1)	1
Total deferred	**(344)**	**(71)**	**42**
Total income tax expense (benefit)	**$ (459)**	**$ 68**	**$ (200)**

Deferred tax assets (liabilities) include the following as of December 31:

	U.S. Federal	
	2003	2002
Loss reserves discounted on tax return	696	$ 677
Other insurance-related items	(151)	(212)
Employee benefits	255	377
Reserve for bad debts	48	32
Depreciation	23	27
Unrealized gains	(1,121)	(954)
Other investment-related items	23	33
Minimum tax credit	252	338
NOL benefit carryover	822	217
Other	(2)	10
Total	**$ 845**	**$ 545**

In management's judgment, the net deferred tax asset will more likely than not be realized as reductions of future taxable income. Accordingly, no valuation allowance has been recorded. Included in the deferred tax asset is the expected tax benefit attributable to net operating losses of $2.3 billion, which expire in 2021 - 2023.

15. Income Tax (continued)

Prior to the Tax Reform Act of 1984, the Life Insurance Company Income Tax Act of 1959 permitted the deferral from taxation of a portion of statutory income under certain circumstances. In these situations, the deferred income was accumulated in a "Policyholders' Surplus Account" and, based on current tax law, will be taxable in the future only under conditions which management considers to be remote; therefore, no federal income taxes have been provided on the balance in this account, which for tax return purposes was $104 as of December 31, 2003.

A reconciliation of the tax provision at the U.S. Federal statutory rate to the provision for income taxes is as follows:

	For the years ended December 31,		
	2003	2002	2001
Tax provision at U.S. Federal statutory rate	$ (193)	$ 374	$ 119
Tax-preferred investment income	(243)	(225)	(221)
Sale of International subsidiaries (see Note 18)	—	(8)	9
Internal Revenue Service audit settlement (see Note 16)	—	(77)	—
Tax adjustment – HLI (see Note 16)	(30)	—	(130)
Other	7	4	23
Provision (benefit) for income tax	**$ (459)**	**$ 68**	**$ (200)**

16. Commitments and Contingencies

Litigation

The Hartford is involved in claims litigation arising in the ordinary course of business, both as a liability insurer defending third-party claims brought against insureds and as an insurer defending coverage claims brought against it. The Hartford accounts for such activity through the establishment of unpaid claim and claim adjustment expense reserves. Subject to the uncertainties discussed below under the caption "Asbestos and Environmental Claims", management expects that the ultimate liability, if any, with respect to such ordinary-course claims litigation, after consideration of provisions made for potential losses and costs of defense, will not be material to the consolidated financial condition, results of operations or cash flows of The Hartford.

The Hartford is also involved in other kinds of legal actions, some of which assert claims for substantial amounts. These actions include, among others, putative state and federal class actions seeking certification of a state or national class. Such putative class actions have alleged, for example, underpayment of claims or improper underwriting practices in connection with various kinds of insurance policies, such as personal and commercial automobile, premises liability and marine, and improper sales practices in connection with the sale of life insurance and other investment products. The Hartford also is involved in individual actions in which punitive damages are sought, such as claims alleging bad faith in the handling of insurance claims. Management expects that the ultimate liability, if any, with respect to such lawsuits, after consideration of provisions made for potential losses and costs of defense, will not be material to the consolidated financial condition of The Hartford. Nonetheless, given the large or indeterminate amounts sought in certain of these actions, and the inherent unpredictability of litigation, it is possible that an adverse outcome in certain matters could, from time to time, have a material adverse effect on the Company's consolidated results of operations or cash flows in particular quarterly or annual periods.

The Hartford continues to receive asbestos and environmental claims that involve significant uncertainty regarding policy coverage issues. Regarding these claims, The Hartford continually reviews its overall reserve levels, methodologies and reinsurance coverages.

The MacArthur Litigation – Hartford Accident and Indemnity Company ("Hartford A&I"), a subsidiary of the Company, issued primary general liability policies to Mac Arthur Company and its subsidiary, Western MacArthur Company, both former regional distributors of asbestos products (collectively or individually, "MacArthur"), during the period 1967 to 1976. In 1987, Hartford A&I notified MacArthur that its available limits for asbestos bodily injury claims under these policies had been exhausted, and MacArthur ceased submitting claims to Hartford A&I under these policies. Thirteen years later, MacArthur filed an action against Hartford A&I seeking for the first time additional coverage for asbestos bodily injury claims under the Hartford A&I primary policies on the theory that Hartford A&I had not exhausted limits MacArthur alleged to be available for non-products liability. Following the voluntary dismissal of MacArthur's original action, the coverage litigation proceeded in the Superior Court in Alameda County, California. MacArthur sought a declaration of coverage and damages, alleging that its liability for liquidated but unpaid asbestos bodily injury claims was $2.5 billion, of which more than $1.8 billion consisted of unpaid judgments, and that it had substantial additional liability for unliquidated and future claims. Four asbestos claimants holding default judgments against MacArthur also were joined as plaintiffs and asserted a right to an accelerated trial. Hartford A&I has been vigorously defending that action.

On June 3, 2002, The St. Paul Companies, Inc. ("St. Paul") announced a settlement of a coverage action brought by MacArthur against United States Fidelity and Guaranty Company ("USF&G"), a subsidiary of St. Paul. Under the settlement, St. Paul agreed to pay a total of $975 to resolve its asbestos liability to MacArthur in conjunction with a proposed bankruptcy petition and pre-packaged plan of reorganization to be filed by MacArthur. On November 22, 2002, pursuant to the terms of its settlement with St. Paul, MacArthur filed a bankruptcy petition and proposed plan of reorganization. A month-long confirmation trial was held during the fourth quarter of 2003. Hartford A&I objected to the proposed plan and took

16. Commitments and Contingencies (continued)

the leading role for the objectors at trial. On December 19, 2003, Hartford A&I entered into a settlement agreement with MacArthur, the Official Unsecured Creditors Committee representing the asbestos plaintiffs, the Futures Representative appointed by the court, and the plaintiffs' lawyers representing the holders of default judgments against MacArthur. The settlement is contingent on the occurrence of certain conditions, including final, non-appealable court orders approving the settlement agreement and confirming a bankruptcy plan under which, among other things, all claims against the Company relating to the asbestos liability of MacArthur are enjoined. If the conditions are met, the settlement will resolve all disputes concerning Hartford A&I's alleged obligations arising from MacArthur's asbestos liability. Under the settlement agreement, Hartford A&I will pay $1.15 billion into an escrow account in the first quarter of 2004, and the funds will be disbursed to a trust to be established for the benefit of present and future asbestos claimants pursuant to the bankruptcy plan once all conditions precedent to the settlement have occurred.

In January 2004, the bankruptcy court approved the settlement agreement and entered an order confirming a plan of reorganization that provides for the injunctions and other protections required under the settlement agreement. The injunctions will become effective when they are affirmed by the district court. Management expects that all conditions to the settlement will be satisfied, but it is not certain whether or when those conditions will be satisfied.

Bancorp Services, LLC – In the third quarter of 2003, Hartford Life Insurance Company ("HLIC") and its affiliate International Corporate Marketing Group, LLC ("ICMG") settled their intellectual property dispute with Bancorp Services, LLC ("Bancorp"). The dispute concerned, among other things, Bancorp's claims for alleged patent infringement, breach of a confidentiality agreement, and misappropriation of trade secrets related to certain stable value corporate-owned life insurance products. The dispute was the subject of litigation in the United States District Court for the Eastern District of Missouri, in which Bancorp obtained in 2002 a judgment exceeding $134 against HLIC and ICMG after a jury trial on the trade secret and breach of contract claims, and HLIC and ICMG obtained summary judgment on the patent infringement claim. Based on the advice of legal counsel following entry of the judgment, the Company recorded an $11 after-tax charge in the first quarter of 2002 to increase litigation reserves. Both components of the judgment were appealed.

Under the terms of the settlement, The Hartford will pay a minimum of $70 and a maximum of $80, depending on the outcome of the patent appeal, to resolve all disputes between the parties. The appeal from the trade secret and breach of contract judgment will be dismissed. The settlement resulted in the recording of an additional charge of $40 after-tax in the third quarter of 2003, reflecting the maximum amount payable under the settlement. In November 2003, the Company paid the initial $70 of the settlement.

Reinsurance Arbitration – On March 16, 2003, a final decision and award was issued in the previously disclosed reinsurance arbitration between subsidiaries of The Hartford and one of their primary reinsurers relating to policies with guaranteed death benefits written from 1994 to 1999. The arbitration involved alleged breaches under the reinsurance treaties. Under the terms of the final decision and award, the reinsurer's reinsurance obligations to The Hartford's subsidiaries were unchanged and not limited or reduced in any manner. The award was confirmed by the Connecticut Superior Court on May 5, 2003.

Asbestos and Environmental Claims

The Hartford continues to receive claims that assert damages from asbestos-related and environmental-related exposures. Asbestos claims relate primarily to bodily injuries asserted by those who came in contact with asbestos or products containing asbestos. Environmental claims relate primarily to pollution and related clean-up costs.

The Hartford wrote several different categories of insurance coverage to which asbestos and environmental claims may apply. First, The Hartford wrote direct policies as a primary liability insurance carrier. Second, The Hartford wrote direct excess insurance policies providing additional coverage for insureds that exhausted their underlying liability insurance coverage. Third, The Hartford acted as a reinsurer assuming a portion of risks previously assumed by other insurers writing primary, excess and reinsurance coverages. Fourth, The Hartford participated as a London Market company that wrote both direct insurance and assumed reinsurance business.

With regard to both environmental and particularly asbestos claims, significant uncertainty limits the ability of insurers and reinsurers to estimate the ultimate reserves necessary for unpaid losses and related expenses. Traditional actuarial reserving techniques cannot reasonably estimate the ultimate cost of these claims, particularly during periods where theories of law are in flux. As a result of the factors discussed in the following paragraphs, the degree of variability of reserve estimates for these exposures is significantly greater than for other, more traditional exposures. In particular, The Hartford believes there is a high degree of uncertainty inherent in the estimation of asbestos loss reserves.

In the case of the reserves for asbestos exposures, factors contributing to the high degree of uncertainty include inadequate development patterns, plaintiffs' expanding theories of liability, the risks inherent in major litigation, and inconsistent emerging legal doctrines. Courts have reached inconsistent conclusions as to when losses are deemed to have occurred and which policies provide coverage; what types of losses are covered; whether there is an insurer obligation to defend; how policy limits are applied; whether particular claims are product/completed operation claims subject to an aggregate limit; and how policy exclusions and conditions are applied and interpreted. Furthermore, insurers in general, including The Hartford, have recently experienced an increase in the number of asbestos-related claims due to, among other things, more intensive advertising by lawyers seeking asbestos claimants, plaintiffs' increased focus on new and previously peripheral defendants, and an increase in the number of insureds seeking bankruptcy protection as a result of asbestos-related liabilities. Plaintiffs and insureds have sought to use bankruptcy proceedings, including "pre-packaged" bankruptcies, to accelerate and increase loss payments by insurers. In addition,

16. Commitments and Contingencies (continued)

some policyholders have begun to assert new classes of claims for so-called "non-products" coverages to which an aggregate limit of liability may not apply. Recently, many insurers, including The Hartford, also have been sued directly by asbestos claimants asserting that insurers had a duty to protect the public from the dangers of asbestos. Management believes these issues are not likely to be resolved in the near future.

Further uncertainties include the effect of the recent acceleration in the rate of bankruptcy filings by asbestos defendants on the rate and amount of The Hartford's asbestos claims payments; a further increase or decrease in asbestos and environmental claims that cannot now be anticipated; whether some policyholders' liabilities will reach the umbrella or excess layers of their coverage; the resolution or adjudication of some disputes pertaining to the amount of available coverage for asbestos claims in a manner inconsistent with The Hartford's previous assessment of these claims; the number and outcome of direct actions against The Hartford; and unanticipated developments pertaining to The Hartford's ability to recover reinsurance for asbestos and environmental claims. It also is not possible to predict changes in the legal and legislative environment and their impact on the future development of asbestos and environmental claims.

It is unknown whether a potential Federal bill concerning asbestos litigation approved by the Senate Judiciary Committee, or some other potential Federal asbestos-related legislation, will be enacted and, if so, what its effect will be on The Hartford's aggregate asbestos liabilities. Additionally, the reporting pattern for excess insurance and reinsurance claims is much longer than direct claims. In many instances, it takes months or years to determine that the policyholder's own obligations have been met and how the reinsurance in question may apply to such claims. The delay in reporting excess and reinsurance claims and exposures adds to the uncertainty of estimating the related reserves.

In the case of the reserves for environmental exposures, factors contributing to the high degree of uncertainty include court decisions that have interpreted the insurance coverage to be broader than originally intended; inconsistent decisions, especially across jurisdictions; and uncertainty as to the monetary amount being sought by the claimant from the insured.

Given the factors and emerging trends described above, The Hartford believes the actuarial tools and other techniques it employs to estimate the ultimate cost of claims for more traditional kinds of insurance exposure are less precise in estimating reserves for its asbestos and environmental exposures. The Hartford regularly evaluates new information in assessing its potential asbestos and environmental exposures.

In the first quarter of 2003, several events occurred that in the Company's view confirmed the existence of a substantial long-term deterioration in the asbestos litigation environment. For example, in February 2003, Combustion Engineering, long a major asbestos defendant, filed a pre-packaged bankruptcy plan under which it proposed to emerge from bankruptcy within five weeks, before opponents of the plan could have a meaningful opportunity to object, and included many novel features in its plan that its insurers found objectionable. In December 2002, Halliburton had announced its intention to file a similar plan through one or more subsidiaries and in January 2003, Honeywell announced that it had reached an agreement with the plaintiffs' bar that would enable it to file a pre-negotiated plan through its former NARCO subsidiary, then already in bankruptcy. In January 2003, Congoleum, a floor tile manufacturer, which previously had defended claims successfully in the tort system, announced its intention to file a pre-packaged plan of reorganization to be funded almost entirely with insurance proceeds. Moreover, prominent members of the plaintiffs' and policyholders' bars announced publicly their intention to file many more such plans. These events represented a worsening of conditions the Company observed in 2002.

As a result of these worsening conditions, the Company conducted a comprehensive, ground-up study of its asbestos exposures in the first quarter of 2003 in an effort to project, beginning at the individual account level, the effect of these trends on the Company's estimated total exposure to asbestos liability. Based on the Company's reevaluation of the deteriorating conditions described above, the Company strengthened its gross and net asbestos reserves by $3.9 billion and $2.6 billion, respectively. The reserve strengthening related primarily to policies effective in 1985 or prior years. The Company had incorporated an absolute asbestos exclusion in most of its general liability policies written after 1985. The Company believes that its current asbestos reserves are reasonable and appropriate.

As of December 31, 2003 and December 31, 2002, the Company reported $3.8 billion and $1.1 billion of net asbestos reserves and $408 and $591 of net environmental reserves, respectively. Because of the significant uncertainties previously described, principally those related to asbestos, the ultimate liabilities may exceed the currently recorded reserves. Any such additional liability (or any range of additional amounts) cannot be reasonably estimated now but could be material to The Hartford's future consolidated operating results, financial condition and liquidity. Consistent with the Company's longstanding reserving practices, The Hartford will continue to regularly review and monitor these reserves and, where future circumstances indicate, make appropriate adjustments to the reserves.

Lease Commitments

Total rental expense on operating leases was $158 in 2003, $155 in 2002 and $156 in 2001. Future minimum lease commitments are as follows:

2004	$	161
2005		141
2006		123
2007		102
2008		77
Thereafter		144
Total	**$**	**748**

On June 30, 2003, the Company entered into a sale-leaseback of certain furniture and fixtures with a net book value of $40. The sale-leaseback resulted in a gain of $15, which was deferred and will be amortized into earnings over the initial lease term of three years. The lease qualifies as an operating lease for accounting purposes. At the end of the initial lease term, the Company has

16. Commitments and Contingencies (continued)

the option to purchase the leased assets, renew the lease for two one-year periods or return the leased assets to the lessor. If the Company elects to return the assets to the lessor at the end of the initial lease term, the assets will be sold, and the Company has guaranteed a residual value on the furniture and fixtures of $20. If the fair value of the furniture and fixtures were to decline below the residual value, the Company would have to make up the difference under the residual value guarantee.

As of December 31, 2003, no liability was recorded for this guarantee, as the expected fair value of the furniture and fixtures at the end of the initial lease term was greater than the residual value guarantee.

Tax Matters

The Hartford's Federal income tax returns are routinely audited by the Internal Revenue Service ("IRS"). The Company is currently under audit for the 1998-2001 tax years. Management believes that adequate provision has been made in the financial statements for any potential assessments that may result from tax examinations and other tax-related matters for all open tax years.

Throughout the IRS audit of the 1996-1997 years, the Company and the IRS engaged in a dispute regarding what portion of the separate account dividends-received deduction ("DRD") was deductible by the Company. During 2001, the Company continued its discussions with the IRS. As part of the Company's due diligence with respect to this issue, the Company closely monitored the activities of the IRS with respect to other taxpayers on this issue and consulted with outside tax counsel and advisors on the merits of the Company's separate account DRD. The due diligence was completed during the third quarter of 2001 and the Company concluded that it was probable that a greater portion of the separate account DRD claimed on its filed returns would be realized. Based on the Company's assessment of the probable outcome, the Company concluded an additional $130 tax benefit was appropriate to record in the third quarter of 2001, relating to the tax years 1996-2000. Additionally, the Company increased its estimate of the separate account DRD recognized with respect to tax year 2001 from $44 to $60.

Early in 2002, the Company and its IRS agent requested advice from the National Office of the IRS with respect to certain aspects of the computation of the separate account DRD that had been claimed by the Company for the 1996-1997 audit period. During September 2002, the IRS National Office issued a ruling that confirmed that the Company had properly computed the items in question in the separate account DRD claimed on its 1996-1997 tax returns. Additionally, during the third quarter, the Company reached agreement with the IRS on all other issues with respect to the 1996-1997 tax years. The Company recorded a benefit of $76 during the third quarter of 2002, primarily relating to the tax treatment of such issues for the 1996-1997 tax years, as well as appropriate carryover adjustments to the 1998-2002 years. The total DRD benefit related to the 2002 tax year was $63.

During the second quarter of 2003, the Company recorded a benefit of $30, consisting primarily of a change in the estimate of the DRD tax benefit reported during 2002. The change in the estimate was the result of actual 2002 investment performance on the related separate accounts being unexpectedly out of pattern with past performance, which had been the basis for the estimate. The total DRD benefit relating to the 2003 tax year recorded during the year ended December 31, 2003 was $87.

The Company will continue to monitor further developments surrounding the computation of the separate account DRD, as well as other tax-related items, and will adjust its estimate of the probable outcome of these issues as developments warrant.

Unfunded Commitments

At December 31, 2003, The Hartford has outstanding commitments totaling $464, of which $324 is committed to fund limited partnership investments. These capital commitments can be called by the partnership during the commitment period (on average 2 to 5 years) to fund working capital needs or purchase new investments. Once the commitment period expires, the Company is under no obligation to fund the remaining unfunded commitment but may elect to do so. The remaining $140 of outstanding commitments are related to various funding obligations associated with investments in mortgage loans. These have a commitment period that expires in less than one year.

17. Segment Information

The Hartford is organized into two major operations: Life and Property & Casualty. Within these operations, The Hartford conducts business principally in nine operating segments. Additionally, Corporate includes certain interest expense, capital raising and purchase accounting adjustment activities, as well as capital raised that has not been contributed to the Company's insurance subsidiaries.

Life is organized into four reportable operating segments: Investment Products, Individual Life, Group Benefits and Corporate Owned Life Insurance ("COLI"). Investment Products offers individual variable and fixed annuities, mutual funds, retirement plan services and other investment products. Individual Life sells a variety of life insurance products, including variable universal life, universal life, interest -sensitive whole life and term life insurance. Group Benefits sells group insurance products, including group life and group disability insurance, as well as other products, including stop loss and supplementary medical coverage to employers and employer-sponsored plans, accidental death and dismemberment, travel accident and other special risk coverages to employers and associations. COLI primarily offers variable products used by employers to fund non-qualified benefits or other postemployment benefit obligations as well as leveraged COLI. Life also includes in "Other" corporate items not directly allocable to any of its reportable operating segments, principally interest expense as well as its international operations, which are primarily located in Japan and Brazil, realized capital gains and losses and intersegment eliminations.

17. Segment Information (continued)

Property & Casualty is organized into five reportable operating segments: the four North American underwriting segments of Business Insurance, Personal Lines, Specialty Commercial and Reinsurance ("North American"); and the Other Operations segment, which includes substantially all of the Company's asbestos and environmental exposures. Property & Casualty also includes income and expense items not directly allocated to these segments, such as net investment income, net realized capital gains and losses, and other expenses including interest, severance and income taxes.

Business Insurance provides standard commercial insurance coverage to small commercial and middle market commercial business primarily throughout the United States. This segment offers workers' compensation, property, automobile, liability, umbrella and marine coverages. Commercial risk management products and services also are provided.

Personal Lines provides automobile, homeowners' and home-based business coverages to the members of AARP through a direct marketing operation; to individuals who prefer local agent involvement through a network of independent agents in the standard personal lines market; and through the Omni Insurance Group in the non-standard automobile market. Personal Lines also operates a member contact center for health insurance products offered through AARP's Health Care Options.

The Specialty Commercial segment offers a variety of customized insurance products and risk management services. Specialty Commercial provides standard commercial insurance products including workers' compensation, automobile and liability coverages to large-sized companies. Specialty Commercial also provides bond, professional liability, specialty casualty and agricultural coverages, as well as core property and excess and surplus lines coverages not normally written by standard lines insurers. Alternative markets, within Specialty Commercial, provides insurance products and services primarily to captive insurance companies, pools and self-insurance groups. In addition, Specialty Commercial provides third party administrator services for claims administration, integrated benefits, loss control and performance measurement through Specialty Risk Services, a subsidiary of the Company.

On May 16, 2003, as part of the Company's decision to withdraw from the assumed reinsurance business, the Company entered into a quota share and purchase agreement with Endurance Reinsurance Corporation of America ("Endurance") whereby the Reinsurance segment retroceded the majority of its inforce book of business as of April 1, 2003 and sold renewal rights to Endurance. Under the quota share agreement, Endurance reinsured most of the segment's assumed reinsurance contracts that were written on or after January 1, 2002 and that had unearned premium as of April 1, 2003. In consideration for Endurance reinsuring the unearned premium as of April 1, 2003, *the Company* paid Endurance an amount equal to unearned premiums less the related unamortized commissions/deferred acquisition costs and an override commission, which was established by the contract. In addition, Endurance will pay a profit sharing commission based on the loss performance of property treaty, property catastrophe and aviation pool unearned premium. Under the purchase agreement, Endurance will pay additional amounts, subject to a guaranteed minimum of $15, based on the level of renewal premium on the reinsured contracts over the two year period following the agreement. The guaranteed minimum is reflected in net income for the year ended December 31, 2003. The Company remains subject to ongoing reserve development relating to all retained business.

Prior to the Endurance transaction, the Reinsurance segment assumed reinsurance in North America and primarily wrote treaty reinsurance through professional reinsurance brokers covering various property, casualty, property catastrophe, marine and alternative risk transfer ("ART") products. ART included non-traditional reinsurance products such as multi-year property catastrophe treaties, aggregate of excess of loss agreements and quota share treaties with single event caps. International property catastrophe, marine and ART were also written outside of North America through a London contact office.

The Other Operations segment consists of certain property and casualty insurance operations of The Hartford which have discontinued writing new business and includes substantially all of the Company's asbestos and environmental exposures.

The measure of profit or loss used by The Hartford's management in evaluating the performance of its Life segments is net income. Property & Casualty underwriting segments are evaluated by The Hartford's management primarily based upon underwriting results. Underwriting results represent earned premiums less incurred claims, claim adjustment expenses and underwriting expenses.

Certain transactions between segments occur during the year that primarily relate to tax settlements, insurance coverage, expense reimbursements, services provided, security transfers and capital contributions. In addition, certain reinsurance stop loss agreements exist between the segments which specify that one segment will reimburse another for losses incurred in excess of a predetermined limit. Also, one segment may purchase group annuity contracts from another to fund pension costs and annuities to settle casualty claims. In addition, certain intersegment transactions occur in Life. These transactions include interest income on allocated surplus and the allocation of certain net realized capital gains and losses through net investment income utilizing the duration of the segment's investment portfolios. Consolidated Life net investment income and net realized capital gains and losses are unaffected by such insignificant transactions. During the year ended December 31, 2003, $1.8 billion of securities were sold by the Property & Casualty operation to the Life operation. For segment reporting, the net gain on this sale was deferred and will be reported by the Property & Casualty operation as realized when the underlying securities are sold by the Life operation. On December 1, 2002, the Property & Casualty segments entered into a contract with a subsidiary, whereby reinsurance will be provided to the Property & Casualty operation. This reinsurance program enables Property & Casualty to purchase reinsurance at the overall Property & Casualty operation level rather than by the individual segment. The financial results of this reinsurance program, net of retrocessions to unrelated reinsurers, are included in the Specialty Commercial segment.

17. Segment Information (continued)

The following tables present revenues, operating results and assets. Underwriting results are presented for the Business Insurance, Personal Lines, Specialty Commercial, Reinsurance and Other Operations segments, while net income is presented for Life, Property & Casualty and Corporate.

Revenues by Product Line

	For the years ended December 31,		
Revenues	2003	2002	2001
Life			
Investment Products			
Individual annuity	$ 1,750	$ 1,539	$ 1,532
Other	2,058	1,568	1,807
Total Investment Products	3,808	3,107	3,339
Individual Life	982	958	890
Group Benefits	2,624	2,582	2,507
COLI	483	592	719
Other [1]	161	(304)	(73)
Total Life	8,058	6,935	7,382
Property & Casualty			
North American			
Business Insurance			
Workers' Compensation	1,242	1,079	891
Property	1,116	927	770
Automobile	676	590	512
Liability	419	382	345
Other	242	148	127
Total Business Insurance	3,695	3,126	2,645
Personal Lines			
Automobile	2,325	2,232	2,067
Homeowners and other [2]	979	875	830
Total Personal Lines	3,304	3,107	2,897
Specialty Commercial			
Workers' Compensation	106	112	126
Property	238	198	108
Automobile	21	19	20
Liability	352	238	151
Other [2]	1,148	888	837
Total Specialty Commercial	1,865	1,455	1,242
Reinsurance	351	713	920
Other Operations	18	69	17
Ceded premiums related to September 11	—	—	(91)
Net investment income	1,172	1,060	1,042
Net realized capital gains (losses)	253	(68)	(92)
Total Property & Casualty	10,658	9,462	8,580
Corporate	17	20	18
Total revenues	**$ 18,733**	**$ 16,417**	**$ 15,980**

[1] Amounts include net realized capital gains (losses) of $15, $(317) and $(133) for the years ended December 31, 2003, 2002 and 2001, respectively.
[2] Includes servicing revenue.

17. Segment Information (continued)

Net Income (Loss)	For the years ended December 31, 2003	2002	2001
Life			
Investment Products	$ 510	$ 432	$ 463
Individual Life	145	133	121
Group Benefits	148	128	106
COLI	(1)	32	37
Other [1]	(33)	(168)	(42)
Total Life	769	557	685
Property & Casualty			
Underwriting results			
Business Insurance	101	44	3
Personal Lines	117	(46)	(78)
Specialty Commercial	(29)	(23)	(95)
Reinsurance	(125)	(59)	(149)
Other Operations	(112)	(164)	(132)
Underwriting results before September 11 and 2003 asbestos reserve addition	(48)	(248)	(451)
September 11 [2]	—	—	(647)
2003 asbestos reserve addition	(2,604)	—	—
Total underwriting results	(2,652)	(248)	(1,098)
Net servicing and other income [3]	8	15	22
Net investment income	1,172	1,060	1,042
Net realized capital gains (losses)	253	(68)	(92)
Other expenses [4]	(205)	(218)	(222)
Income tax (expense) benefit	613	(72)	241
Cumulative effect of accounting change, net of tax	—	—	(8)
Total Property & Casualty	(811)	469	(115)
Corporate	(49)	(26)	(63)
Net income (loss)	**$ (91)**	**$ 1,000**	**$ 507**

[1] Amounts include net realized capital gains (losses), after-tax of $9, $(196) and $(89) for the year ended December 31, 2003, 2002 and 2001, respectively.
[2] 2001 includes underwriting losses related to September 11 of $(245) in Business Insurance, $(9) in Personal Lines, $(167) in Specialty Commercial and $(226) in Reinsurance.
[3] Net of expenses related to service business.
[4] 2003 includes before-tax severance charges of $41.

Assets	For the years ended December 31, 2003	2002
Life	$ 187,592	$ 149,794
Property & Casualty	37,159	31,129
Corporate	1,102	1,052
Total assets	**$ 225,853**	**$ 181,975**

Geographical Segment Information

Revenues	For the years ended December 31, 2003	2002	2001
North America	$ 18,480	$ 16,289	$ 15,836
Other	253	128	144
Total revenues	**$ 18,733**	**$ 16,417**	**$ 15,980**

18. Acquisitions and Dispositions

Acquisitions

CNA

On December 31, 2003, the Company acquired certain of CNA Financial Corporation's group life and accident, and short-term and long-term disability businesses, through a stock purchase, for $485 in cash. This acquisition will increase the scale of the Company's group life and disability operations, expand the Company's distribution and enhance the Company's capability to deliver outstanding products and services. Purchase consideration for this transaction was obtained from the issuance of commercial paper. The purchase price paid on December 31, 2003, was based on a September 30, 2003 valuation of the businesses acquired. During the first quarter of 2004, the purchase price will be adjusted to reflect a December 31, 2003 valuation of the businesses acquired. The Company currently estimates that adjustment to the purchase price to be an increase of $51, which primarily reflects the increase of the surplus of the businesses acquired in the fourth quarter of 2003. Through this acquisition assets increased $2.6 billion, primarily comprised of fixed maturities and short-term investments, and

18. Acquisitions and Dispositions (continued)

liabilities increased $2.1 billion, primarily comprised of reserve for future policy benefits.

The assets and liabilities acquired in this transaction were recorded at fair value. An intangible asset representing the present value of future profits ("PVP") of the acquired businesses was established in the amount of $53. The PVP is amortized to expense in relation to the estimated gross profits of the underlying insurance contracts, and interest is accreted on the unamortized balance.

Fortis

On April 2, 2001, The Hartford acquired Fortis Financial Group for $1.12 billion in cash. The Company effected the acquisition through several reinsurance agreements with subsidiaries of Fortis, Inc. and the purchase of 100% of the stock of Fortis Advisers, Inc. and Fortis Investors, Inc., wholly-owned subsidiaries of Fortis, Inc. The acquisition was accounted for as a purchase transaction and, as such, the revenues and expenses generated by this business from April 2, 2001 forward are included in the company's consolidated statements of operation purchase consideration for the transaction was as follows:

Issuance of:

Common stock issuance (10 million shares @ $64.00 per share), net of transaction costs	$ 615
Long-term notes:	
$400 7.375% notes due March 1, 2031	400
Junior subordinated debentures:	
$200 7.625% Junior subordinated debentures due February 15, 2050	200
Consideration raised	$ 1,215

The assets and liabilities acquired in this transaction were recorded at values prescribed by applicable purchase accounting rules, which represent estimated fair value. In addition, an intangible asset representing the PVP of the acquired business was established in the amount of $605.

The PVP is amortized to expense in relation to the estimated gross profits of the underlying insurance contracts, and interest is accreted on the unamortized balance. Goodwill of $553, representing the excess of the purchase price over the amount of net assets (including PVP) acquired, has also been recorded and was amortized on a straight-line basis until January 1, 2002, when amortization ceased under the provisions of SFAS No. 142.

Dispositions

On September 1, 2003, the Company sold a wholly owned subsidiary, Trumbull Associates, LLC, for $33, resulting in a gain of $15, after-tax. The gain is included in net realized capital gains. The revenues and net income of Trumbull Associates, LLC were not material to the Company or the Property & Casualty operation.

On September 7, 2001, HLI completed the sale of its ownership interest in an Argentine subsidiary, Sudamerica Holding S.A. The Company recorded an after-tax net realized capital loss of $21 related to the sale.

On February 8, 2001, The Hartford completed the sale of its Spain-based subsidiary, Hartford Seguros. The Hartford recorded an after-tax net realized capital loss of $16.

19. Accumulated Other Comprehensive Income

Comprehensive income is defined as all changes in stockholders' equity, except those arising from transactions with stockholders. Comprehensive income includes net income (loss) and other comprehensive income, which for the Company consists of changes in unrealized appreciation or depreciation of investments carried at market value, changes in gains or losses on cash-flow hedging instruments, changes in foreign currency translation gains or losses and changes in the Company's minimum pension liability.

The components of AOCI or loss were as follows:

For the year ended December 31, 2003	Unrealized Gain on Securities, net of tax	Net Gain (Loss) on Cash-Flow Hedging Instruments, net of tax	Foreign Currency Cumulative Translation Adjustments	Minimum Pension Liability Adjustment, net of tax	Accumulated Other Comprehensive Income (Loss)
Balance, beginning of year	**$1,444**	**$128**	**$(95)**	**$(383)**	**$1,094**
Unrealized gain on securities [1] [2]	320	—	—	—	320
Foreign currency translation adjustments	—	—	(6)	—	(6)
Net gain (loss) on cash-flow hedging instruments [1] [3]	—	(170)	—	—	(170)
Minimum pension liability adjustment [1]	—	—	—	8	8
Balance, end of year	**$1,764**	**$(42)**	**$(101)**	**$(375)**	**$1,246**

19. Accumulated Other Comprehensive Income (continued)

For the year ended December 31, 2002

	Unrealized Gain on Securities, net of tax	Net Gain on Cash-Flow Hedging Instruments, net of tax	Foreign Currency Cumulative Translation Adjustments	Minimum Pension Liability Adjustment, net of tax	Accumulated Other Comprehensive Income (Loss)
Balance, beginning of year	**$606**	**$63**	**$(116)**	**$(19)**	**$534**
Unrealized gain on securities [1] [2]	838	—	—	—	838
Foreign currency translation adjustments	—	—	21	—	21
Net gain on cash-flow hedging instruments [1] [3]	—	65	—	—	65
Minimum pension liability adjustment [1]	—	—	—	(364)	(364)
Balance, end of year	**$1,444**	**$128**	**$(95)**	**$(383)**	**$1,094**

For the year ended December 31, 2001

	Unrealized Gain (Loss) on Securities, net of tax	Net Gain on Cash-Flow Hedging Instruments, net of tax	Foreign Currency Cumulative Translation Adjustments	Minimum Pension Liability Adjustment, net of tax	Accumulated Other Comprehensive Income (Loss)
Balance, beginning of year	**$497**	**$—**	**$(113)**	**$(15)**	**$369**
Cumulative effect of accounting change [4]	(1)	24	—	—	23
Unrealized gain on securities [1] [2]	110	—	—	—	110
Foreign currency translation adjustments	—	—	(3)	—	(3)
Net gain on cash-flow hedging instruments [1] [3]	—	39	—	—	39
Minimum pension liability adjustment [1]	—	—	—	(4)	(4)
Balance, end of year	**$606**	**$63**	**$(116)**	**$(19)**	**$534**

[1] Unrealized gain (loss) on securities is net of tax and other items of $136, $810 and $60 for the years ended December 31, 2003, 2002 and 2001, respectively. Net gain on cash-flow hedging instruments is net of tax of $(92), $35 and $21 for the years ended December 31, 2003, 2002 and 2001, respectively. Minimum pension liability adjustment is net of tax of $4, $(196) and $(2) for the years ended December 31, 2003, 2002 and 2001, respectively.

[2] Net of reclassification adjustment for gains (losses) realized in net income of $162, $(252) and $(72) for the years ended December 31, 2003, 2002 and 2001, respectively.

[3] Net of amortization adjustment of $20, $5 and $6 to net investment income for the years ended December 31, 2003, 2002 and 2001, respectively.

[4] For the year ended December 31, 2001, unrealized gain (loss) on securities, net of tax, includes cumulative effect of accounting change of $(23) to net income and $24 to net gain on cash-flow hedging instruments.

20. Quarterly Results For 2003 and 2002 (unaudited)

	Three Months Ended							
	March 31,		June 30,		September 30,		December 31,	
	2003	2002	2003	2002	2003	2002	2003	2002
Revenues	$ 4,331	$ 4,060	$ 4,682	$ 3,992	$ 4,947	$ 4,085	$ 4,773	$ 4,280
Benefits, claims and expenses	$ 6,556	$ 3,692	$ 4,053	$ 3,792	$ 4,511	$ 3,891	$ 4,163	$ 3,974
Net income (loss) [1]	$ (1,395)	$ 292	$ 507	$ 185	$ 343	$ 265	$ 454	$ 258
Basic earnings (loss) per share [1]	$ (5.46)	$ 1.19	$ 1.89	$ 0.75	$ 1.21	$ 1.06	$ 1.60	$ 1.01
Diluted earnings (loss) per share [1] [2]	$ (5.46)	$ 1.17	$ 1.88	$ 0.74	$ 1.20	$ 1.06	$ 1.59	$ 1.01
Weighted average common shares outstanding	255.4	246.1	268.8	247.4	282.5	248.9	283.0	255.2
Weighted average common shares outstanding and dilutive potential common shares [2]	255.4	249.7	270.2	250.7	284.8	250.5	285.6	256.3

[1] Included in the quarter ended March 31, 2003 is an after-tax charge of $1,701 related to the Company's 2003 asbestos reserve addition. Included in the quarter ended September 30, 2003 and March 31, 2002 are after-tax expenses of $40 and $11, respectively, related to the settlement of the Bancorp Services, LLC litigation dispute. Included in the quarters ended June 30, 2003 and September 30, 2002 are $30 and $76, respectively, of tax benefits in Life related to the favorable treatment of certain tax items arising during the 1996-2002 tax years. The quarter ended June 30, 2003 includes $27 of after-tax severance charges in Property & Casualty.

[2] As a result of the net loss in the quarter ended March 31, 2003, SFAS No. 128 requires the Company to use basic weighted average shares outstanding in the calculation of first quarter 2003 diluted earnings per share, as the inclusion of options of 0.7 would have been antidilutive to the earnings per share calculation. In the absence of the net loss, weighted average common shares outstanding and dilutive potential common shares would have totaled 256.1.

THE HARTFORD FINANCIAL SERVICES GROUP, INC.

SCHEDULE I

SUMMARY OF INVESTMENTS - OTHER THAN INVESTMENTS IN AFFILIATES

(In millions)	As of December 31, 2003		
Type of Investment	Cost	Fair Value	Amount at which shown on Balance Sheet
Fixed Maturities			
Bonds and notes			
U.S. Government and Government agencies and authorities (guaranteed and sponsored)	$ 1,060	$ 1,070	$ 1,070
U.S. Government and Government agencies and authorities (guaranteed and sponsored) – asset-backed	3,315	3,361	3,361
States, municipalities and political subdivisions	10,003	10,770	10,770
International governments	1,436	1,582	1,582
Public utilities	2,316	2,452	2,452
All other corporate including international	23,323	24,926	24,926
All other corporate – asset-backed	13,235	13,656	13,656
Short-term investments	3,363	3,366	3,366
Redeemable preferred stock	76	80	80
Total fixed maturities	**58,127**	**61,263**	**61,263**
Equity Securities			
Common stocks			
Industrial and miscellaneous	115	169	169
Nonredeemable preferred stocks	390	396	396
Total equity securities	**505**	**565**	**565**
Total fixed maturities and equity securities	**58,632**	**61,828**	**61,828**
Real Estate	**2**	**2**	**2**
Other Investments			
Mortgage loans on real estate	792	792	792
Policy loans	2,512	2,512	2,512
Investments in partnerships and trusts	392	345	345
Futures, options and miscellaneous	239	368	368
Total other investments	**3,935**	**4,017**	**4,017**
Total investments	**$ 62,569**	**$ 65,847**	**$ 65,847**

THE HARTFORD FINANCIAL SERVICES GROUP, INC.

SCHEDULE II

CONDENSED FINANCIAL INFORMATION OF THE HARTFORD FINANCIAL SERVICES GROUP, INC. (Registrant)

(In millions)	As of December 31,	
Balance Sheets	2003	2002
Assets		
Receivables from affiliates	$ 385	$ 333
Other assets	332	263
Investment in affiliates	15,447	13,351
Total assets	**16,164**	**13,947**
Liabilities and Stockholders' Equity		
Short-term debt	850	315
Long-term debt	3,319	2,574
Other liabilities	356	324
Total liabilities	**4,525**	**3,213**
Total stockholders' equity	**11,639**	**10,734**
Total liabilities and stockholders' equity	**$ 16,164**	**$ 13,947**

(In millions)	For the years ended December 31,		
Statement of Operations	2003	2002	2001
Earnings of subsidiaries	$ 21	$ 1,104	$ 641
Interest expense (net of interest income)	155	155	190
Other expenses	17	5	16
Income (loss) before income taxes	**(151)**	**944**	**435**
Income tax expense (benefit)	(60)	(56)	(72)
Net income (loss)	**$ (91)**	**$ 1,000**	**$ 507**

THE HARTFORD FINANCIAL SERVICES GROUP, INC.

SCHEDULE II

CONDENSED FINANCIAL INFORMATION OF
THE HARTFORD FINANCIAL SERVICES GROUP, INC. (continued)
(Registrant)

(In millions)	For the years ended December 31,		
	2003	2002	2001
Condensed Statement of Cash Flows			
Operating Activities			
Net income (loss)	$ (91)	$ 1,000	$ 507
Undistributed earnings of subsidiaries	(197)	(877)	(555)
Change in working capital	163	(128)	45
Cash used for operating activities	**(125)**	**(5)**	**(3)**
Investing Activities			
Net sale (purchase) of short-term investments	60	6	(41)
Capital contribution to subsidiary	(2,135)	(498)	(854)
Cash used for investing activities	**(2,075)**	**(492)**	**(895)**
Financing Activities			
Net increase in debt	1,270	333	48
Issuance of common stock	1,162	330	1,015
Dividends paid	(291)	(257)	(235)
Acquisitions of treasury stock	(1)	—	(7)
Proceeds from issuances of shares under incentive and stock purchase plans	59	92	77
Cash provided by financing activities	**2,199**	**498**	**898**
Net change in cash	(1)	1	—
Cash – beginning of year	1	—	—
Cash-end of year	**$** —	**$ 1**	**$** —
Supplemental Disclosure of Cash Flow Information			
Net Cash Paid During the Year for:			
Interest	$ 148	$ 150	$ 186

THE HARTFORD FINANCIAL SERVICES GROUP, INC.

SCHEDULE III

SUPPLEMENTARY INSURANCE INFORMATION
For the years ended December 31, 2003, 2002 and 2001

(In millions)

	Deferred Policy Acquisition Costs [1]	Future Policy Benefits, Unpaid Claims and Claim Adjustment Expenses	Unearned Premiums	Other Policyholder Funds and Benefits Payable	Earned Premiums, Fee Income and Other
2003					
Life	$ 6,623	$ 11,411	$ 58	$ 26,186	$ 5,977
Property & Casualty	975	21,715	4,372	—	9,233
Corporate	1	(9)	(7)	(1)	(3)
Consolidated	**$ 7,599**	**$ 33,117**	**$ 4,423**	**$ 26,185**	**$ 15,207**
2002					
Life	$ 5,758	$ 8,583	$ 54	$ 23,957	$ 5,394
Property & Casualty	930	17,091	3,942	—	8,470
Corporate	1	(16)	(7)	(1)	—
Consolidated	**$ 6,689**	**$ 25,658**	**$ 3,989**	**$ 23,956**	**$ 13,864**
2001					
Life	$ 5,572	$ 8,842	$ 45	$ 19,357	$ 5,736
Property & Casualty	847	17,036	3,399	—	7,630
Corporate	1	(23)	(8)	(2)	—
Consolidated	**$ 6,420**	**$ 25,855**	**$ 3,436**	**$ 19,355**	**$ 13,366**

	Net Investment Income	Benefits, Claims and Claim Adjustment Expenses	Amortization of Deferred Policy Acquisition Costs [1]	Other Expenses	Net Written Premiums
2003					
Life	$ 2,041	$ 4,616	$ 769	$ 1,724	$ N/A
Property & Casualty	1,172	8,926	1,642	1,514	9,065
Corporate	20	6	—	86	N/A
Consolidated	**$ 3,233**	**$ 13,548**	**$ 2,411**	**$ 3,324**	**$ 9,065**
2002					
Life	$ 1,849	$ 4,158	$ 628	$ 1,582	$ N/A
Property & Casualty	1,060	5,870	1,613	1,438	8,584
Corporate	20	6	—	54	N/A
Consolidated	**$ 2,929**	**$ 10,034**	**$ 2,241**	**$ 3,074**	**$ 8,584**
2001					
Life	$ 1,782	$ 4,444	$ 642	$ 1,531	$ N/A
Property & Casualty	1,042	6,146	1,572	1,210	7,585
Corporate	18	7	—	87	N/A
Consolidated	**$ 2,842**	**$ 10,597**	**$ 2,214**	**$ 2,828**	**$ 7,585**

[1] Also includes present value of future profits.
Note: Certain reclassifications have been made to prior year financial information to conform to current year presentation.
N/A - Not applicable to life insurance pursuant to Regulation S-X.

THE HARTFORD FINANCIAL SERVICES GROUP, INC.

SCHEDULE IV

REINSURANCE

(In millions)	Gross Amount	Ceded to Other Companies	Assumed From Other Companies	Net Amount	Percentage of Amount Assumed to Net
For the year ended December 31, 2003					
Life insurance in force	$ 704,369	$ 288,758	$ 59,969	$ 475,580	13%
Insurance revenues					
Property and casualty insurance	$ 9,919	$ 1,845	$ 731	$ 8,805	8%
Life insurance and annuities	4,762	361	122	4,523	3%
Accident and health insurance	1,485	104	73	1,454	5%
Total insurance revenues	**$ 16,166**	**$ 2,310**	**$ 926**	**$ 14,782**	**6%**
For the year ended December 31, 2002					
Life insurance in force	$ 629,028	$ 209,608	$ 65,590	$ 485,010	14%
Insurance revenues					
Property and casualty insurance	$ 8,404	$ 1,162	$ 872	$ 8,114	11%
Life insurance and annuities	4,067	279	84	3,872	2%
Accident and health insurance	1,567	141	96	1,522	6%
Total insurance revenues	**$ 14,038**	**$ 1,582**	**$ 1,052**	**$ 13,508**	**8%**
For the year ended December 31, 2001					
Life insurance in force	$ 534,489	$ 142,352	$ 50,828	$ 442,965	11%
Insurance revenues					
Property and casualty insurance	$ 7,230	$ 980	$ 1,016	$ 7,266	14%
Life insurance and annuities	4,542	323	68	4,287	2%
Accident and health insurance	1,408	123	164	1,449	11%
Total insurance revenues	**$ 13,180**	**$ 1,426**	**$ 1,248**	**$ 13,002**	**10%**

THE HARTFORD FINANCIAL SERVICES GROUP, INC.

SCHEDULE V

VALUATION AND QUALIFYING ACCOUNTS

(In millions)	Balance January 1,	Charged to Costs and Expenses	Translation Adjustment	Write-offs/ Payments/Other	Balance December 31,
2003					
Allowance for doubtful accounts	$ 142	$ 111	$ —	$ (81)	$ 172
Allowance for uncollectible reinsurance	211	263	—	(93)	381
Accumulated depreciation of plant, property and equipment	799	126	—	(166)	759
2002					
Allowance for doubtful accounts	$ 133	$ 96	$ (11)	$ (76)	$ 142
Allowance for uncollectible reinsurance	158	67	—	(14)	211
Accumulated depreciation of plant, property and equipment	721	107	—	(29)	799
2001					
Allowance for doubtful accounts	$ 127	$ 60	$ (1)	$ (53)	$ 133
Allowance for uncollectible reinsurance	107	64	—	(13)	158
Accumulated depreciation of plant, property and equipment	675	95	—	(49)	721

THE HARTFORD FINANCIAL SERVICES GROUP, INC.

SCHEDULE VI

SUPPLEMENTAL INFORMATION CONCERNING PROPERTY AND CASUALTY INSURANCE OPERATIONS

(In millions)	Discount Deducted From Liabilities [1]	Claims and Claim Adjustment Expenses Incurred Related to: Current Year	Prior Year	Paid Claims and Claim Adjustment Expenses
Years ended December 31,				
2003	$ 525	$ 6,102	$ 2,824	$ 5,849
2002	$ 527	$ 5,577	$ 293	$ 5,589
2001	$ 429	$ 5,992	$ 143	$ 5,592

[1] Reserves for permanently disabled claimants, terminated reinsurance treaties and certain reinsurance contracts have been discounted using the rate of return The Hartford could receive on risk-free investments of 4.8%, 5.0% and 5.1% for 2003, 2002 and 2001, respectively.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE HARTFORD FINANCIAL SERVICES GROUP, INC.

By: /s/ Robert J. Price
Robert J. Price
Senior Vice President and Controller

Date: February 27, 2004

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Ramani Ayer Ramani Ayer	Chairman, President, Chief Executive Officer and Director (Principal Executive Officer)	February 27, 2004
/s/ Thomas M. Marra Thomas M. Marra	Executive Vice President and Director	February 27, 2004
/s/ David K. Zwiener David K. Zwiener	Executive Vice President and Director	February 27, 2004
/s/ David M. Johnson David M. Johnson	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	February 27, 2004
/s/ Robert J. Price Robert J. Price	Senior Vice President and Controller (Principal Accounting Officer)	February 27, 2004
/s/ Rand V. Araskog Rand V. Araskog	Director	February 27, 2004
/s/ Donald R. Frahm Donald R. Frahm	Director	February 27, 2004
/s/ Edward J. Kelly, III Edward J. Kelly, III	Director	February 27, 2004
/s/ Paul G. Kirk, Jr. Paul G. Kirk, Jr.	Director	February 27, 2004
/s/ Gail J. McGovern Gail J. McGovern	Director	February 27, 2004
/s/ Robert W. Selander Robert W. Selander	Director	February 27, 2004
/s/ Charles B. Strauss Charles B. Strauss	Director	February 27, 2004
/s/ H. Patrick Swygert H. Patrick Swygert	Director	February 27, 2004
/s/ Gordon I. Ulmer Gordon I. Ulmer	Director	February 27, 2004

THE HARTFORD FINANCIAL SERVICES GROUP, INC.
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2003
FORM 10-K

EXHIBITS INDEX

The exhibits attached to this Form 10-K are those that are required by Item 601 of Regulation S-K.

Exhibit No.	Description
3.01	Amended and Restated Certificate of Incorporation of The Hartford Financial Services Group, Inc. ("The Hartford"), effective May 21, 1998, as amended by Amendment No. 1, effective May 1, 2002 (incorporated herein by reference to Exhibit 3.01 to The Hartford's Form 10-Q for the quarterly period ended March 31, 2002).
3.02	Amended and Restated By-Laws of The Hartford, amended effective April 17, 2003 (incorporated herein by reference to Exhibit 3.01 to The Hartford's Form 10-Q for the quarterly period ended March 31, 2003).
4.01	Amended and Restated Certificate of Incorporation and By-Laws of The Hartford (incorporated herein by reference as indicated in Exhibits 3.01 and 3.02 hereto, respectively).
4.02	Rights Agreement dated as of November 1, 1995, (the "Rights Agreement"), between The Hartford and The Bank of New York as Rights Agent (incorporated herein by reference to Exhibit 4.26 to the Registration Statement on Form S-3 (Registration No. 333-103915) of The Hartford, Hartford Capital IV, Hartford Capital V and Hartford Capital VI).
4.03	Form of certificate of the voting powers, preferences and relative participating, optional and other special rights, qualifications, limitations or restrictions of Series A Participating Cumulative Preferred Stock of The Hartford (attached as Exhibit A to the Rights Agreement that is incorporated herein by reference as Exhibit 4.02 hereto).
4.04	Form of Right Certificate (attached as Exhibit B to the Rights Agreement that is incorporated herein by reference as Exhibit 4.02 hereto).
4.05	Senior Indenture, dated as of October 20, 1995, between The Hartford and The Chase Manhattan Bank (National Association) as Trustee (incorporated herein by reference to Exhibit 4.03 to the Registration Statement on Form S-3 (Registration No. 333-103915) of The Hartford, Hartford Capital IV, Hartford Capital V and Hartford Capital VI).
4.06	Junior Subordinated Indenture, dated as of October 30, 1996, between The Hartford and Wilmington Trust Company, as Trustee (incorporated herein by reference to Exhibit 4.05 to the Registration Statement on Form S-3 (Registration No. 333-103915) of The Hartford, Hartford Capital IV, Hartford Capital V and Hartford Capital VI).
4.07	Supplemental Indenture, dated as of October 26, 2001, between The Hartford and Wilmington Trust Company, as Trustee, to the Junior Subordinated Indenture filed as Exhibit 4.06 hereto between The Hartford and Wilmington Trust Company, as Trustee (incorporated herein by reference to Exhibit 4.27 to The Hartford's Form 10-K for the fiscal year ended December 31, 2001).
4.08	Amended and Restated Trust Agreement, dated as of October 26, 2001, of Hartford Capital III, relating to the 7.45% Trust Originated Preferred Securities, Series C (the "Series C Preferred Securities") (incorporated herein by reference to Exhibit 4.28 to The Hartford's Form 10-K for the fiscal year ended December 31, 2001).
4.09	Agreement as to Expenses and Liabilities, dated as of October 26, 2001, between The Hartford and Hartford Capital III (incorporated herein by reference to Exhibit 4.29 to The Hartford's Form 10-K for the fiscal year ended December 31, 2001).
4.10	Preferred Security Certificate for Hartford Capital III (incorporated herein by reference to Exhibit 4.30 to The Hartford's Form 10-K for the fiscal year ended December 31, 2001).
4.11	Guarantee Agreement, dated as of October 26, 2001, between The Hartford and Wilmington Trust Company, relating to The Hartford's guarantee of the Series C Preferred Securities (incorporated herein by reference to Exhibit 4.31 to The Hartford's Form 10-K for the fiscal year ended December 31, 2001).

EXHIBITS INDEX (continued)

Exhibit No

4.12 Supplemental Indenture No.1, dated as of December 27, 2000, to the Senior Indenture filed as Exhibit 4.05 hereto, between The Hartford and The Chase Manhattan Bank, as Trustee (incorporated herein by reference to Exhibit 4.30 to The Hartford's Registration Statement on Form S-3 (Amendment No. 1) dated December 27, 2000) (Registration No. 333-49666).

4.13 Supplemental Indenture No. 2, dated as of September 13, 2002, to the Senior Indenture filed as Exhibit 4.05 hereto, between The Hartford and JPMorgan Chase Bank, as Trustee (incorporated herein by reference to Exhibit 4.1 to The Hartford's Report on Form 8-K, filed September 17, 2002).

4.14 Form of Global Security (included in Exhibit 4.13).

4.15 Purchase Contract Agreement, dated as of September 13, 2002, between The Hartford and JPMorgan Chase Bank, as Purchase Contract Agent (incorporated herein by reference to Exhibit 4.2 to The Hartford's Report on Form 8-K, filed September 17, 2002).

4.16 Form of Corporate Unit Certificate (included in Exhibit 4.15).

4.17 Pledge Agreement, dated as of September 13, 2002, among The Hartford and JPMorgan Chase Bank, as Collateral Agent, Custodial Agent, Securities Intermediary and JPMorgan Chase Bank as Purchase Contract Agent (incorporated herein by reference to Exhibit 4.3 to The Hartford's Report on Form 8-K, filed September 17, 2002).

4.18 Remarketing Agreement, dated as of September 13, 2002, between The Hartford and Morgan Stanley & Co. Incorporated, as Remarketing Agent, and JPMorgan Chase Bank, as Purchase Contract Agent (incorporated herein by reference to Exhibit 4.4 to The Hartford's Report on Form 8-K, filed September 17, 2002).

4.19 Supplemental Indenture No. 3, dated as of May 23, 2003, to the Senior Indenture filed as Exhibit 4.05 hereto, between The Hartford and JPMorgan Chase Bank, as Trustee (incorporated herein by reference to Exhibit 4.1 of the Company's Current Report on Form 8-K filed May 30, 2003).

4.20 Purchase Contract Agreement, dated as of May 23, 2003, between The Hartford and JPMorgan Chase Bank, as Purchase Contract Agent (incorporated herein by reference to Exhibit 4.2 of the Company's Current Report on Form 8-K filed May 30, 2003).

4.21 Pledge Agreement, dated as of May 23, 2003, between The Hartford and JPMorgan Chase Bank, as Collateral Agent, Custodial Agent, Securities Intermediary and Purchase Contract Agent (incorporated herein by reference to Exhibit 4.3 of the Company's Current Report on Form 8-K filed May 30, 2003).

4.22 Remarketing Agreement, dated as of May 23, 2003, between The Hartford, Goldman, Sachs & Co., as the Remarketing Agent and JPMorgan Chase Bank, as Purchase Contract Agent (incorporated herein by reference to Exhibit 4.4 of the Company's Current Report on Form 8-K filed May 30, 2003).

***10.01** Employment Agreement, dated July 1, 1997, between The Hartford and Ramani Ayer (incorporated herein by reference to Exhibit 10.01 to The Hartford's Form 10-Q for the quarterly period ended September 30, 1997).

***10.02** Employment Agreement, dated July 1, 1997, between The Hartford and David K. Zwiener (incorporated herein by reference to Exhibit 10.03 to The Hartford's Form 10-Q for the quarterly period ended September 30, 1997).

***10.03** Employment Agreement, dated July 1, 2000, between The Hartford and Thomas M. Marra (incorporated herein by reference to Exhibit 10.1 to The Hartford's Form 10-Q for the quarterly period ended September 30, 2000).

***10.04** Employment Agreement, dated as of March 20, 2001, between The Hartford and Neal Wolin as Executive Vice President and General Counsel (incorporated herein by reference to Exhibit 10.1 to The Hartford's Form 10-Q for the quarterly period ended March 31, 2001).

***10.05** Employment Agreement, dated as of April 26, 2001, between The Hartford and David M. Johnson as Executive Vice President and Chief Financial Officer (incorporated herein by reference to Exhibit 10.2 to The Hartford's Form 10-Q for the quarterly period ended March 31, 2001).

EXHIBITS INDEX (continued)

Exhibit No

***10.06** Employment Agreement, dated as of November 5, 2001, between The Hartford and David M. Znamierowski as Group Senior Vice President and Chief Investment Officer. †

***10.07** Form of Key Executive Employment Protection Agreement between The Hartford and certain executive officers of The Hartford. †

***10.08** The Hartford Restricted Stock Plan for Non-Employee Directors, as amended (incorporated herein by reference to Exhibit 10.13 to The Hartford's Form 10-K for the fiscal year ended December 31, 2002).

***10.09** The Hartford Incentive Stock Plan, as amended. †

***10.10** The Hartford Deferred Restricted Stock Unit Plan, as amended (incorporated herein by reference to Exhibit 10.15 to The Hartford's Form 10-K for the fiscal year ended December 31, 2002).

***10.11** The Hartford Deferred Compensation Plan, as amended (incorporated herein by reference to Exhibit 10.16 to The Hartford's Form 10-K for the fiscal year ended December 31, 2002).

***10.12** The Hartford Senior Executive Severance Pay Plan, as amended. †

***10.13** The Hartford Executive Severance Pay Plan I, as amended (incorporated herein by reference to Exhibit 10.18 to The Hartford's Form 10-K for the fiscal year ended December 31, 2002).

***10.14** The Hartford Planco Non-Employee Option Plan, as amended (incorporated herein by reference to Exhibit 10.19 to The Hartford's Form 10-K for the fiscal year ended December 31, 2002).

10.15 Second Amended and Restated Five-Year Competitive Advance and Revolving Credit Facility Agreement (the "Five-Year Credit Facility"), dated as of February 26, 2003, among The Hartford Financial Services Group, Inc., the lenders named therein, and The Chase Manhattan Bank and Bank of America, N.A. as Co-Administrative Agents (incorporated herein by reference to Exhibit 10.27 to The Hartford's Form 10-K for the fiscal year ended December 31, 2002).

10.16 First Amendment, dated as of June 30, 2003, to the Five-Year Credit Facility among The Hartford, the Lenders party thereto and JPMorgan Chase Bank and Bank of America, N.A., as Co-Administrative Agents. †

10.17 Three-Year Competitive Advance and Revolving Credit Facility Agreement (the "Three-Year Credit Facility"), dated as of December 31, 2002 among The Hartford, Hartford Life, Inc., the Lenders named therein and JP Morgan Chase Bank and Citibank, N.A. as Co-Administrative Agents (incorporated herein by reference to Exhibit 10.28 to The Hartford's Form 10-K for the fiscal year ended December 31, 2002).

10.18 First Amendment, dated as of June 30, 2003, to the Three-Year Credit Facility among The Hartford, Hartford Life, Inc., the Lenders party thereto and JPMorgan Chase Bank and Bank of America, N.A., as Co-Administrative Agents. †

12.01 Statement Re: Computation of Ratio of Earnings to Fixed Charges. †

21.01 Subsidiaries of The Hartford Financial Services Group, Inc. †

23.01 Consent of Deloitte & Touche LLP the incorporation by reference into The Hartford's Registration Statements on Forms S-8 and Forms S-3 of the report of Deloitte & Touche LLP contained in this Form 10-K regarding the audited financial statements is filed herewith. †

31.01 Certification of Ramani Ayer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. †

31.02 Certification of David M. Johnson pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.†

32.01 Certification of Ramani Ayer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. †

32.02 Certification of David M. Johnson pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.†

* Management contract, compensatory plan or arrangement.

† Filed with the Securities and Exchange Commission as an exhibit to this report.

EXHIBIT 12.01

THE HARTFORD FINANCIAL SERVICES GROUP, INC.

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES AND EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS [1]

(In millions)	2003	2002	2001	2000	1999
Earnings	**$ (550)**	**$ 1,068**	**$ 341**	**$ 1,418**	**$ 1,235**
Add:					
Fixed Charges					
Interest expense	1	265	295	250	219
Interest factor attributable to rentals	76	73	72	67	61
Interest credited to contractholders	1,120	1,048	1,050	964	1,071
Total fixed charges	**1,467**	**1,386**	**1,417**	**1,281**	**1,351**
Total fixed charges excluding interest credited to contractholders	**347**	**338**	**367**	**317**	**280**
Earnings, as defined	**917**	**2,454**	**1,758**	**2,699**	**2,586**
Earnings, as defined, excluding interest credited to contractholders	**$ (203)**	**$ 1,406**	**$ 708**	**$ 1,735**	**$ 1,515**
Ratios					
Earnings, as defined, to total fixed charges [2] [3]	NM	1.8	1.2	2.1	1.9
Earnings, as defined, excluding interest credited to contractholders, total fixed charges excluding interest credited to contractholders. [4] [5]	NM	4.2	1.9	5.5	5.4
Deficiency of earnings to fixed charges and preference dividends [6]	$ 550	—	—	—	—

[1] The Company had no dividends on preferred stock for the years 1999 to 2003.

[2] NM: Not meaningful.

[3] Before the impact of September 11 of $678, the 2001 ratio of earnings to fixed charges was 1.6.

[4] Before the impact of September 11 of $678, the 2001 ratio of earnings to fixed charges excluding interest credited to contractholders was 3.8.

[5] This secondary ratio is disclosed for the convenience of fixed income investors and the rating agencies that serve them and is more comparable to the ratios disclosed by all issuers of fixed income securities.

[6] Represents additional earnings that would be necessary to result in a one to one ratio of consolidated earnings to fixed charges and preference dividends. This amount includes a before-tax charge of $2.6 billion related to the Company's 2003 asbestos reserve addition.

EXHIBIT 21.01

SUBSIDIARIES OF THE HARTFORD FINANCIAL SERVICES GROUP, INC.

COMPANY NAME	JURISDICTION OF INCORPORATION
1st AgChoice, Inc.	South Dakota
1810 Corporation	Delaware
Access CoverageCorp., Inc.	North Carolina
Access CoverageCorp Technologies, Inc.	North Carolina
American Maturity Life Insurance Company	Connecticut
BMG Capital Advisors, L.L.C.	Connecticut
Brazilcap Capitalização S.A.	Brazil
Business Management Group, Inc.	Connecticut
Capstone Risk Management, LLC	Delaware
CCS Commercial, L.L.C.	Delaware
Charles Stedman & Co., Inc.	Florida
CLA Corp.	Connecticut
Claimplace, Inc.	Delaware
Ersatz Corporation	Delaware
Excess Insurance Company Limited	U.K.
Fedcap Capitalização S.A.	Brazil
Fencourt Reinsurance Company, Ltd.	Bermuda
First State Insurance Company	Connecticut
First State Management Group, Inc.	Delaware
First State Management Group Insurance Services of Massachusetts, L.L.C.	Massachusetts
First State Management Group Insurance Services of Texas, L.L.C.	Texas
Four Thirty Seven Land Company Inc.	Delaware
HARCO Property Services, Inc.	Connecticut
Hart Life Insurance Company	Connecticut
Hart Re Group, L.L.C.	Connecticut
Hartford Accident and Indemnity Company	Connecticut
Hartford Administrative Services Company	Minnesota
Hartford Advantage Investment, Ltd.	Bermuda
Hartford Casualty General Agency, Inc.	Texas
Hartford Casualty Insurance Company	Indiana
Hartford-Comprehensive Employee Benefit Service Company	Connecticut
Hartford Equity Partnership Capital Appreciation Fund, LLC	Delaware
Hartford Equity Partnership Growth Fund, LLC	Delaware
Hartford Equity Partnership Healthcare Fund, LLC	Delaware
Hartford Equity Partnership Technology Fund, LLC	Delaware
Hartford Equity Partnership Value Fund, LLC	Delaware
Hartford Equity Sales Company, Inc.	Connecticut
Hartford Financial Services, LLC	Delaware
Hartford Fire General Agency, Inc	Texas
Hartford Fire Insurance Company	Connecticut
Hartford Fire International (Germany) GMBH	Germany
Hartford Fire International, Ltd.	Connecticut
Hartford Hedge Fund Company, LLC	Delaware
Hartford Hedge Fund Management, LLC	Delaware
Hartford HLS Series Fund II, Inc.	Maryland
Hartford Holdings, Inc.	Delaware
Hartford Insurance Company of Illinois	Illinois
Hartford Insurance Company of the Midwest	Indiana
Hartford Insurance Company of the Southeast	Florida
Hartford Insurance, Ltd.	Bermuda
Hartford Integrated Technologies, Inc.	Connecticut
Hartford International Life Reassurance Corporation	Connecticut
Hartford International Management Services Company, L.L.C.	Delaware

EXHIBIT 21.01

Hartford Investment Financial Services, LLC	Delaware
Hartford Investment Management Company	Delaware
Hartford Investment Management K.K.	Japan
Hartford Investment Services, Inc.	Connecticut
Hartford Investments Canada Corp.	Canada
Hartford Investor Services Company, LLC	Connecticut
Hartford Life and Accident Insurance Company	Connecticut
Hartford Life and Annuity Insurance Company	Connecticut
Hartford Life Group Insurance Company	Illinois
Hartford Life Insurance Company	Connecticut
Hartford Life Insurance KK	Japan
Hartford Life International, Ltd.	Connecticut
Hartford Life, Inc.	Delaware
Hartford Life, Ltd.	Bermuda
Hartford Lloyds Corporation	Texas
Hartford Lloyds Insurance Company	Texas
Hartford Management, Ltd.	Bermuda
Hartford Management Services Limited	U.K.
Hartford of Florida, L.L.C.	Florida
Hartford RE Company	Connecticut
Hartford Residual Markets, L.L.C.	Connecticut
Hartford Risk Management, Inc.	Delaware
Hartford Securities Distribution Company, Inc.	Connecticut
Hartford Series Fund, Inc.	Maryland
Hartford Specialty Company	Delaware
Hartford Specialty Insurance Services of Texas, LLC	Texas
Hartford Technology Service Company	Connecticut
Hartford Technology Services Company, L.L.C.	Delaware
Hartford Underwriters Insurance Company	Connecticut
HartRe Company, L.L.C.	Connecticut
Heritage Holdings, Inc.	Connecticut
Heritage Reinsurance Company, Ltd.	Bermuda
HL Investment Advisors, L.L.C.	Connecticut
Horizon Management Group, L.L.C.	Delaware
Horizon Portfolio Management Ltd.	U.K.
HRA Brokerage Services, Inc.	Connecticut
HRA Inc.	Connecticut
Icatu Hartford Administração de Beneficios LTDA	Brazil
Icatu Hartford Administraçã0 de Recursos LTDA	Brazil
Icatu Hartford Capitalização S.A.	Brazil
Icatu Hartford Fundo de Pensão	Brazil
Icatu Hartford Seguros S.A.	Brazil
International Corporate Marketing Group, LLC	Delaware
ISOP Financing Company Limited Partnership	Connecticut
ITT New England Management Company, Inc.	Massachusetts
New England Insurance Company	Connecticut
New England Reinsurance Corporation	Connecticut
New Ocean Insurance Company, Ltd.	Bermuda
Nutmeg Administrator, LLC	Delaware
Nutmeg Insurance Agency, Inc.	Connecticut
Nutmeg Insurance Company	Connecticut
Nutmeg Life Insurance Company	Iowa
Omni General Agency, Inc.	Texas

EXHIBIT 21.01

Omni Indemnity Company	Illinois
Omni Insurance Company	Illinois
Omni Insurance Group, Inc.	Georgia
P2P Link LLC	Delaware
Pacific Insurance Company, Limited	Connecticut
Personal Lines Insurance Center, Inc.	Connecticut
Planco Financial Services, Inc.	Pennsylvania
Planco Incorporated	Pennsylvania
PPL Holdings LLC	Delaware
Property and Casualty Insurance Company of Hartford	Indiana
Sentinel Insurance Company, Ltd.	Connecticut
Servus Life Insurance Company	Connecticut
Specialty Insurance Agency, LLC	Delaware
Specialty Risk Services, Inc.	Delaware
Terry Associates Inc.	Connecticut
The Confluence Group, Inc.	Connecticut
The Evergreen Group Incorporated	New York
The Hartford Club of Simsbury, Inc.	Connecticut
The Hartford Fidelity & Bonding Company	Connecticut
The Hartford Income Shares Fund, Inc.	Maryland
The Hartford International Financial Services Group, LLC	Delaware
The Hartford Mutual Funds, Inc.	Maryland
The Hartford Mutual Funds II, Inc.	Maryland
Thesis, S.A.	Argentina
Trumbull Finance, L.L.C.	Connecticut
Trumbull Flood Management, L.L.C.	Connecticut
Trumbull Insurance Company	Connecticut
Trumbull Recovery Services, Inc.	Florida
Trumbull Services, L.L.C.	Connecticut
Twin City Fire Insurance Company	Indiana
United Premium Capital, L.L.C.	Connecticut
Vanguarda Cia de Seguros Gerais	Brazil
Woodbury Financial Agency NM, Inc.	New Mexico
Woodbury Financial Insurance Agency MA, Inc.	Massachusetts
Woodbury Financial Agency TX, Inc.	Texas
Woodbury Financial Services, Inc.	Minnesota
XDimensional Technologies, Inc.	California

EXHIBIT 23.01

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in the following registration statements of our report dated February 25, 2004 (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the Company's changes in its method of accounting for [a] goodwill and indefinite-lived intangible assets in 2002, [b] derivative instruments and hedging activities in 2001, and [c] the recognition of interest income and impairment on purchased retained beneficial interests in securitized financial assets in 2001), appearing in this Annual Report on Form 10-K of The Hartford Financial Services Group, Inc. for the year ended December 31, 2003.

Form S-3 Registration No.	Form S-8 Registration Nos.
333-108067	333-105707
	333-049170
	333-105706
	333-034092
	033-080665
	333-012563

Deloitte & Touche LLP
Hartford, Connecticut
February 25, 2004

Exhibit 31.01

THE HARTFORD FINANCIAL SERVICES GROUP, INC.

**CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350
AS ENACTED BY SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002**

I, Ramani Ayer, certify that:

1. I have reviewed this Annual Report on Form 10-K of The Hartford Financial Services Group, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

   a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b. [Paragraph omitted in accordance with SEC transition instructions contained in SEC Release 34-47986];

   c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 27, 2004

/s/ Ramani Ayer
Ramani Ayer
Chairman, President and Chief Executive Officer

Exhibit 31.02

THE HARTFORD FINANCIAL SERVICES GROUP, INC.

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350
AS ENACTED BY SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, David M. Johnson, certify that:

1. I have reviewed this Annual Report on Form 10-K of The Hartford Financial Services Group, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

   a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b. [Paragraph omitted in accordance with SEC transition instructions contained in SEC Release 34-47986];

   c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 27, 2004

/s/ David M. Johnson
David M. Johnson
Executive Vice President and Chief Financial Officer

Exhibit 32.01

THE HARTFORD FINANCIAL SERVICES GROUP, INC.

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350
AS ENACTED BY SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 10-K for the period ended December 31, 2003 of The Hartford Financial Services Group, Inc. (the "Company"), filed with the Securities and Exchange Commission on the date hereof (the "Report"), the undersigned hereby certifies, pursuant to 18 U.S.C. section 1350 as enacted by section 906 of the Sarbanes-Oxley Act of 2002, that:

1) The Report fully complies with the requirements of section 13(a) or section 15(d) of the Securities Exchange Act of 1934; and

2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: February 27, 2004

/s/ Ramani Ayer
Ramani Ayer
Chairman, President and Chief Executive Officer

Exhibit 32.02

THE HARTFORD FINANCIAL SERVICES GROUP, INC.

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350
AS ENACTED BY SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 10-K for the period ended December 31, 2003 of The Hartford Financial Services Group, Inc. (the "Company"), filed with the Securities and Exchange Commission on the date hereof (the "Report"), the undersigned hereby certifies, pursuant to 18 U.S.C. section 1350 as enacted by section 906 of the Sarbanes-Oxley Act of 2002, that:

1) The Report fully complies with the requirements of section 13(a) or section 15(d) of the Securities Exchange Act of 1934; and

2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: February 27, 2004

/s/ David M. Johnson
David M. Johnson
Executive Vice President and Chief Financial Officer

Corporate Information

Corporate Headquarters

The Hartford Financial Services Group, Inc.
690 Asylum Avenue
Hartford, Connecticut 06105
860-547-5000

Internet Address

http://www.thehartford.com

Annual Meeting

Shareholders are cordially invited to attend The Hartford's Annual Meeting of Shareholders, which will be held on Thursday, May 20, 2004 at 9:00 a.m. in the Wallace Stevens Theater at The Hartford Financial Services Group, Inc.'s home office at 690 Asylum Avenue, Hartford, Connecticut. Shareholders of record as of March 22, 2004 are entitled to notice of, and to vote at, the Annual Meeting.

Form 10-K and Other Information

Additional copies of The Hartford's Form 10-K filed with the Securities and Exchange Commission for the year ended December 31, 2003, as well as copies of all of The Hartford's other recent filings with the Securities and Exchange Commission, may be accessed without charge through The Hartford's web site at *http://www.thehartford.com* or may be obtained without charge by contacting The Hartford's Investor Relations Department:

The Hartford Financial Services Group, Inc.
Hartford Plaza, HO-1-01
Hartford, Connecticut 06115
Attn: Investor Relations
860-547-2537

Transfer Agent/Shareholder Records

For information or assistance regarding stock records, dividend checks or stock certificates, please contact The Hartford's transfer agent:

The Bank of New York
Shareholder Relations Department–12E
P.O. Box 11258
Church Street Station
New York, NY 10286
800-254-2823

To send certificates for transfer and address changes:

The Bank of New York
Receive and Deliver Department–11W
P.O. Box 11002
Church Street Station
New York, NY 10286

Address inquiries about The Hartford's Dividend Reinvestment and Cash Payment Plan to:

The Bank of New York
Dividend Reinvestment Department
P.O. Box 1958
Newark, NJ 07101-1958

E-mail: shareowners@bankofny.com

Internet address: *www.stockbny.com*

Investor Relations

The Hartford Financial Services Group, Inc.
Hartford Plaza, HO-1-01
Hartford, Connecticut 06115
Attn: Investor Relations
860-547-2537

Media Inquiries

The Hartford Financial Services Group, Inc.
Media Relations
Hartford Plaza, T-12-56
Hartford, Connecticut 06115
860-547-5200

Common Stock and Dividend Information

The Hartford's common stock is traded on the New York Stock Exchange (NYSE) under the trading symbol "HIG." The following table presents the high and low closing prices for the common stock of The Hartford on the NYSE for the periods indicated, and the quarterly dividends declared per share.

	Common Stock Price High	Common Stock Price Low	Dividends Declared
2003			
First quarter	$48.71	$32.30	$ 0.27
Second quarter	51.84	36.18	0.27
Third quarter	55.75	49.88	0.27
Fourth quarter	59.03	53.10	0.28
2002			
First quarter	$68.56	$59.93	$ 0.26
Second quarter	69.97	58.04	0.26
Third quarter	58.63	41.00	0.26
Fourth quarter	50.10	37.38	0.27

Some of the statements in this Annual Report may be considered forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. We caution investors that these forward-looking statements are not guarantees of future performance, and actual results may differ materially. Investors should consider the important risks and uncertainties that may cause actual results to differ. These important risks and uncertainties include those discussed in our Form 10-K for the year ended December 31, 2003, the full text of which is included herein, and in the other filings we make with the Securities and Exchange Commission.

The Hartford Financial Services Group, Inc.
Hartford Plaza
690 Asylum Avenue
Hartford, Connecticut 06105

Always thinking ahead.


THE
HARTFORD